

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com





05005178

BY MAIL

January 5, 2005

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

Dear Sirs:

Re: Lake Shore Gold Corp. (the "Company") - File 82-34769

Enclosed please find the Company's documents disseminated during the month of December 2004.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Lake Shore Gold Corp.

Susy H. Horna
Executive Legal Assistant

dlw 1/13

JOINT NEWS RELEASE

LAKE SHORE GOLD CORP. **HOLMER GOLD MINES LIMITED**

LAKE SHORE GOLD AND HOLMER GOLD MINES ANNOUNCE SHAREHOLDER APPROVAL FOR BUSINESS COMBINATION

December 29, 2004

Vancouver, BC – **Lake Shore Gold Corp. ("Lake Shore") (LSG-TSXV)** and **Holmer Gold Mines Limited ("Holmer") (HGM-TSXV)** today reported that the previously announced acquisition by Lake Shore of all of the issued shares of Holmer by way of plan of arrangement has been approved by shareholders of each company. The companies will seek approval of the Supreme Court of British Columbia on December 30, and will file final materials with the expectation that the arrangement will close with an effective date of December 31, 2004.

Pursuant to the arrangement, holders of Holmer shares will receive one Lake Shore share for every one and one-half Holmer shares surrendered. Options and warrants to purchase Holmer shares will be exchanged for options and warrants to purchase Lake Shore shares on the same share exchange ratio with corresponding changes to the exercise prices. Holmer and a wholly-owned subsidiary of Lake Shore will be amalgamated and the amalgamated company will be a wholly-owned subsidiary of Lake Shore. It is anticipated that Holmer's shares will be delisted from the TSX Venture Exchange on December 31, 2004. Holmer shareholders will receive a letter of transmittal providing instructions on how to exchange their share certificates pursuant to the arrangement.

When the arrangement closes Lake Shore will own 100% of the Timmins Gold Property, which has an indicated mineral resource of 724,000 ounces of gold (grade uncut). The mineral resource estimate has been externally audited by Watts, Griffis and McOuat Limited, consulting geologists and engineers, as disclosed in each company's news release dated September 10, 2004. Lake Shore plans to commence preparation of a preliminary economic evaluation of the Property and to conduct an ambitious drilling program to follow the Footwall and Ultramafic Zones down-plunge and for definition purposes within the currently indicated zones.

On closing of the arrangement the board of directors of Lake Shore will consist of Daniel G. Innes, Anthony R. Harvey, Michael D. Winn, Murray A. Gordon, John G. Paterson, Thomas W. Beattie, K. Sethu Raman and Edward J. Svoboda. Dr. Raman and Mr. Svoboda are former directors of Holmer and are now welcomed to the Lake Shore board.

Lake Shore has applied to graduate to Tier 1 of the TSX Venture Exchange, having met the requirements for Mining Issuers, including a requirement for a Geological Report recommending a minimum $500,000 work program on a Qualifying Property. Lake Shore has filed on SEDAR (www.sedar.com) the "Technical Report on the Lake Shore Gold Corp., Timmins Gold Project, Timmins, Ontario" prepared by Stewart Winter, P. Geo., an independent Qualified Person, which recommends a $2 million work program on the Property.

Lake Shore is exploring for gold and base metals in the Archean Superior Province of Ontario, including the Timmins Gold Property, and Québec.

...more

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporations' periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Companies do not assume the obligation to update any forward-looking statement.

-30-

For more information, please contact:

Daniel G. Innes, President
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

For more information, please contact:

Dr. K. Sethu Raman, President
Holmer Gold Mines Limited
19-2555 Victoria Park Avenue
Suite 301
Toronto, ON M1T 1A3
Tel. (416) 360-7773 / Fax (416) 291-2088
E-mail: info@holmergold.com
www.holmergold.com

JOINT NEWS RELEASE

LAKE SHORE GOLD CORP. **HOLMER GOLD MINES LIMITED**

LAKE SHORE GOLD AND HOLMER GOLD MINES COMPLETE BUSINESS COMBINATION

December 31, 2004

Vancouver, BC – Further to their joint news release of December 29, 2004, **Lake Shore Gold Corp. ("Lake Shore") (LSG-TSXV)** and **Holmer Gold Mines Limited ("Holmer") (HGM-TSXV)** today reported that the acquisition by Lake Shore of all of the issued shares of Holmer by way of plan of arrangement was approved by the Supreme Court of British Columbia on December 30, 2004 and closed today, with an effective date of December 31, 2004.

Pursuant to the arrangement, holders of Holmer shares are entitled to receive one Lake Shore share for every one and one-half Holmer shares surrendered. Options and warrants to purchase Holmer shares are to be exchanged for options and warrants to purchase Lake Shore shares on the same share exchange ratio with corresponding changes to the exercise prices. Holmer and a wholly-owned subsidiary of Lake Shore have been amalgamated and the amalgamated company is a wholly-owned subsidiary of Lake Shore. Holmer's shares are being delisted from the TSX Venture Exchange effective at the close of market on December 31, 2004. Holmer shareholders will receive a letter of transmittal providing instructions on how to exchange their share certificates pursuant to the arrangement.

As a result of the closing of the arrangement, Lake Shore now owns directly and indirectly 100% of the Timmins Gold Property, which has an indicated mineral resource of 724,000 ounces of gold (grade uncut). The mineral resource estimate has been externally audited by Watts, Griffis and McOuat Limited, consulting geologists and engineers, as disclosed in each company's news release dated September 10, 2004. Lake Shore plans to commence preparation of a preliminary economic evaluation of the Property and to conduct an ambitious drilling program to follow the Footwall and Ultramafic Zones down-plunge and for definition purposes within the currently indicated zones.

With the closing of the arrangement, the board of directors of Lake Shore now consists of Daniel G. Innes, Anthony R. Harvey, Michael D. Winn, Murray A. Gordon, John G. Paterson, Thomas W. Beattie, K. Sethu Raman and Edward J. Svoboda. Dr. Raman and Mr. Svoboda are former directors of Holmer and are now welcomed to the Lake Shore board.

Lake Shore is exploring for gold and base metals in the Archean Superior Province of Ontario, including the Timmins Gold Property, and Québec.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporations' periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Companies do not assume the obligation to update any forward-looking statement.

-30-

For more information, please contact:

Daniel G. Innes, President
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

For more information, please contact:

Dr. K. Sethu Raman, President
Holmer Gold Mines Limited
19-2555 Victoria Park Avenue
Suite 301
Toronto, ON M1T 1A3
Tel. (416) 360-7773 / Fax (416) 291-2088
E-mail: info@holmergold.com
www.holmergold.com

HOLMER GOLD MINES LIMITED
19 - 2555 Victoria Park Ave., Suite 301
Toronto, Ontario M1T 1A3

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the "**Holmer Meeting**") of shareholders (also referred to as "**Holmer Shareholders**") of Holmer Gold Mines Limited ("**Holmer**") will be held on Wednesday, December 29, 2004 at 10:00 a.m. (Toronto time) at Howard Johnson Hotel, 22 Metropolitan Road (Highway 401 at Warden Ave.), Scarborough, Ontario, M1R 2T6 for the following purposes:

(1) To consider and, if thought fit, to approve, with or without variation:

(a) a special resolution (the "**Continuance Resolution**") approving the continuance (the "**Continuance**") of Holmer as a company under the *Business Corporations Act* (British Columbia) (the "**BCBCA**"); and

(b) if the Continuance Resolution is approved, a special resolution (the "**Arrangement Resolution**") approving an arrangement (the "**Arrangement**") under Section 288 of the BCBCA among Holmer, its security holders and a wholly-owned subsidiary ("**Lake Shore Sub**") of Lake Shore Gold Corp. ("**Lake Shore**") incorporated for the purpose of the Arrangement. The Arrangement involves the amalgamation of Holmer and Lake Shore Sub and thereafter the issuance to the former Holmer Shareholders of one (1) Lake Shore common share (a "**Lake Shore Share**") for each 1.5 Holmer common shares (the "**Holmer Shares**"), as more fully set forth in the information circular ("**Information Circular**") provided to Holmer Shareholders in connection with the Holmer Meeting; and

(2) To transact such further or other business as may properly come before the Holmer Meeting and any adjournment thereof.

DISSENT RE: CONTINUANCE

Pursuant to section 185 of the *Business Corporations Act* (Ontario) (the "Ontario Act"), registered holders of Holmer Shares have the right to dissent in respect of the Continuance Resolution. If the Continuance becomes effective, a registered holder of Holmer Shares who dissents (a "Dissenting Shareholder") will be entitled to be paid the fair value of such Holmer Shares if the Dissenting Shareholder sends to Holmer at or before the Holmer Meeting, a written objection to the Continuance Resolution (a "Notice of Dissent") and the Dissenting Shareholder shall have otherwise complied with section 185 of the OBCA (which is described in the Information Circular under the heading "Rights of Dissenting Shareholders - Dissent to the Continuance" and in Schedule "G"). Failure to comply strictly with such dissent procedures may result in the loss or unavailability of any dissent rights.

The exercise of a proxy does not constitute a written objection.

If the Continuance is approved, the Continuance will be effected at the Holmer Meeting and the business at the Meeting will continue with Holmer being a British Columbia company to consider the Arrangement Resolution.

DISSENT RE: ARRANGEMENT

TAKE NOTICE that pursuant to the Interim Order of the Supreme Court of British Columbia dated November 30, 2004 and the *Business Corporations Act* (British Columbia), you as a holder of Holmer Shares may until 5:00 p.m. (Vancouver time) on December 23, 2004 give Holmer a Notice of Dissent by registered mail addressed to Holmer at 19 - 2555 Victoria Park Ave., Suite 301, Toronto, Ontario M1T 1A3 with respect to the Arrangement Resolution. As a result of giving a Notice of Dissent, a Holmer Shareholder may, on receiving a notice of intention to act under Section 243 of the *Business Corporations Act* (British Columbia) as provided by the Interim Order with respect to the Arrangement, require Holmer to purchase all of the Holmer Shares held by such Holmer Shareholder in respect of which the Notice of Dissent was given. These dissent rights are described in the Information Circular under the heading "Rights of Dissenting Shareholders - Dissent to the Continuance" and in Schedule "G".

Accompanying this Notice is the complete text of the Information Circular in respect of the Holmer Meeting (which includes the full text of the above resolutions and detailed information relating to matters to be addressed at the Holmer Meeting) and a form of Proxy, and such Information Circular is incorporated by reference into this Notice. Holmer Shareholders unable to attend the Holmer Meeting in person should read the notes to the Proxy and complete and return the Proxy to Equity Transfer Services Inc. by mail or delivery to Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3 or by facsimile to 1-(416)-361-0470. All proxies must be received no later than 48 hours (excluding Saturdays and holidays) prior to the time of the Holmer Meeting, unless the chairman of the Holmer Meeting elects to exercise his discretion to accept proxies received subsequently.

If you are a non-registered holder of Holmer Shares and received these materials through your broker or another intermediary, please complete and return the form of proxy in accordance with instructions provided to you by your broker or such other intermediary.

The enclosed form of proxy appoints nominees of management as proxyholder. However, you have the right to appoint a different person, who need not be a shareholder, to attend and act on your behalf by inserting in the space provided the name of the person you wish to represent you as proxyholder at the Holmer Meeting and by striking out the previous names.

DATED this 30th day of November, 2004.

"*Sethu Raman*"

DR. K. SETHU RAMAN, President

Holmer Shareholders unable to attend the Holmer Meeting are requested to date, sign and return their form of proxy in the enclosed envelope.

Proxy

SPECIAL MEETING OF SHAREHOLDERS OF LAKE SHORE GOLD CORP. (the "Company") TO BE HELD AT THE FOUR SEASONS HOTEL, 791 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA ON WEDNESDAY, DECEMBER 29, 2004, AT 10:00 A.M.

The undersigned member ("Registered Shareholder") of the Company hereby appoints Daniel G. Innes, a Director of the Company, or failing this person, Anthony R. Harvey, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Special Meeting (the "Meeting") of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions

(For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

	Resolution	For	Against
1.	To consider and, if thought advisable, to approve the acquisition of all of the shares (the "**Holmer Shares**") of Holmer Gold Mines Limited ("**Holmer**") whereby one (1) common share will be issued to the former shareholders of Holmer for each 1.5 Holmer Shares, as more fully set forth in the Information Circular.	______	______
2.	To consider and, if thought advisable, to approve the amendment of the stock option plan.	______	______
3.	To transact such other business as may properly come before the Meeting or any adjournment thereof.	______	______

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares Represented by Proxy: ______________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Investor Services Inc.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person,*** may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions,*** may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of ***Computershare Investor Services Inc.*** *by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:*

Computershare Investor Services Inc.
Proxy Department
100 University Avenue, 9th Floor
Toronto, ON M5J 2Y1
Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524.

JOINT MANAGEMENT INFORMATION CIRCULAR

HOLMER GOLD MINES LIMITED

AND

LAKE SHORE GOLD CORP.

NOTICE OF SPECIAL MEETINGS

OF SHAREHOLDERS

TO BE HELD ON WEDNESDAY, DECEMBER 29, 2004

Dated as of November 30, 2004

TABLE OF CONTENTS

LIST OF SCHEDULES

SUMMARY

The following is a summary of the principal features of the Arrangement and certain other matters and should be read together with the more detailed information and financial data and statements contained elsewhere in the Information Circular, including the schedules hereto. Capitalized terms not otherwise defined in this Summary are defined in the Glossary of Terms or elsewhere in the Information Circular. This Summary is qualified in its entirety by the more detailed information appearing or referred to elsewhere herein.

The Meetings

Date, Time and Place of Meetings

The Holmer Meeting will be held on Wednesday, December 29, 2004 at 10:00 a.m. (Toronto time) at Howard Johnson Hotel, 22 Metropolitan Road (Highway 401 at Warden Ave.), Scarborough, Ontario, M1R 2T6.

The Lake Shore Meeting will be held on Wednesday, December 29, 2004 at 10:00 a.m. (Vancouver time) at Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, V6C 2T4.

The Record Dates

The Record Date for determining the registered shareholders for the Holmer Meeting and the Lake Shore Meeting is November 15, 2004.

Purposes of the Holmer Meeting

This Information Circular is furnished in connection with the solicitation of proxies by management of Holmer for use at the Holmer Meeting.

At the Holmer Meeting, Holmer Shareholders will be asked to consider, and if thought fit, to approve with or without variation:

1. a special resolution (the "**Continuance Resolution**") approving the continuance (the "**Continuance**") of Holmer as a company under the *Business Corporations Act* (British Columbia) (the "**BCBCA**"); and
2. if the Continuance Resolution is approved, a special resolution (the "**Arrangement Resolution**") approving an arrangement (the "**Arrangement**") under Section 288 of the BCBCA among Holmer, its securityholders and a wholly-owned subsidiary ("**Lake Shore Sub**") of Lake Shore Gold Corp. ("**Lake Shore**") incorporated for the purpose of the Arrangement. The Arrangement involves the amalgamation of Holmer and Lake Shore Sub and thereafter the issuance to the former shareholders of Holmer of one (1) Lake Shore common share (a "**Lake Shore Share**") for every 1.5 Holmer common shares (the "**Holmer Shares**").

See "The Continuance" and "The Arrangement".

Purposes of the Lake Shore Meeting

This Information Circular is furnished in connection with the solicitation of proxies by management of Lake Shore for use at the Lake Shore Meeting.

At the Lake Shore Meeting, Lake Shore Shareholders will be asked to consider, and if thought fit, to approve with or without variation:

1. the Acquisition Resolution approving the acquisition (the "Acquisition") of all of the Holmer Shares in exchange for Lake Shore Shares pursuant to the Arrangement under Section 288 of the BCBCA involving Holmer and its securityholders; and

2. the Stock Option Plan Amendment Resolution authorizing the directors in their discretion to adopt a new stock option plan pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company and its subsidiaries to a maximum of 15% of the issued and outstanding common shares at the time of the grant , subject to regulatory approvals, as more fully set forth in the information circular.

See "Lake Shore Shareholders Approval of Acquisition" and "Lake Shore Shareholders Approval of Stock Option Plan Amendment".

The Continuance of Holmer

Holmer is currently a corporation incorporated and subsisting under the *Business Corporations Act* (Ontario) (the "**Ontario Act**"). In order to facilitate the Arrangement involving Lake Shore and to carry out the other steps in the Arrangement described below, Holmer must continue and become a company under the BCBCA. It is proposed that following the approval of the Continuance Resolution, there will be a brief adjournment while documents are filed with the corporate authorities to effect the Continuance and thereafter the Holmer Meeting will resume with Holmer being a British Columbia company to consider the Arrangement Resolution. See "The Continuance".

The Arrangement

Summary

The principal features of the Arrangement may be summarized as follows (and are qualified in their entirety by reference to the full text of the Arrangement Agreement):

On the date (the "**Effective Date**") (see "The Arrangement - Effective Date and Conditions of Arrangement") of the Arrangement:

1. LSG Holdings Corp. ("**Lake Shore Sub**") (a wholly-owned subsidiary of Lake Shore incorporated for the purpose of the Arrangement) and Holmer will amalgamate under the BCBCA to form "Amalco";

2. Lake Shore will acquire all of the outstanding shares of Amalco by way of a share exchange and will issue Lake Shore Shares to the Holmer Shareholders in exchange for their Holmer Shares;

3. each holder of Holmer Shares (other than a holder who exercises dissent rights) will be entitled to one (1) Lake Shore Share for every 1.5 Holmer Shares;

4. the property and assets of Holmer will become the property and assets of Amalco and Amalco will be liable for the liabilities and obligations of Holmer and Lake Shore Sub; and

5. options (the "**Holmer Exchangeable Options**"), warrants (the "**Holmer Warrants**") (each as more particularly defined in the Glossary of Defined Terms) and other convertible securities of Holmer will be exchanged for options, warrants and other convertible securities of Lake Shore on the same exchange ratio and with corresponding changes to the exercise prices based on the share exchange ratio set out in paragraph 3 above.

Amalco will become a wholly-owned subsidiary of Lake Shore.

Full particulars of the Arrangement are contained in the Plan of Arrangement attached to the Arrangement Agreement. A copy of the Plan of Arrangement is attached hereto as Schedule "D" and incorporated by reference in this Information Circular. See "The Arrangement".

The Companies

Holmer and Lake Shore each own 50% of the Timmins Gold Project located in Bristol Township, Ontario. The Timmins Gold Project has an indicated mineral resource of 724,000 ounces of gold (grade uncut), which mineral resource estimate has been externally audited by Watts, Griffis and McOuat

Limited, consulting geologists and engineers. Holmer also has interests in exploration property in Cuba and Québec and Lake Shore has additional property interests in Ontario and Québec. See "Holmer Gold Mines Limited – Properties" and "Lake Shore Gold Corp. – Properties".

Holmer was incorporated under the laws of the Province of Ontario by Letters Patent on January 20, 1964 as Holmer Gold Mines Limited. Holmer is a publicly traded mineral exploration company trading on the TSX Venture Exchange (the "**TSX Venture**") under the symbol "HGM". As a result of the Arrangement, Holmer will be amalgamated with Lake Shore Sub to form "Amalco" which will adopt the name LSG Holdings Corp. and will be a wholly-owned subsidiary of Lake Shore. Holmer is a reporting issuer in Ontario, British Columbia and Alberta. Its head office is located at Suite 301, 19-2555 Victoria Park Ave., Toronto, Ontario M1T 1A3 and it also maintains an administrative office in Havana, Cuba and an exploration office in Pinar del Rio, Cuba. Its registered and records office is located at Suite 301, 19-2555 Victoria Park Ave., Toronto, Ontario M1T 1A3. See "Holmer Gold Mines Limited" in the Information Circular.

Lake Shore was formed, through an amalgamation, in the Province of British Columbia on July 7, 1987. On June 25, 2002, Lake Shore consolidated its share capital on the basis of one new share for every three old shares, changed its name to Consolidated Takepoint Ventures Ltd. and was continued from British Columbia to the Yukon Territory. On December 16, 2002, Lake Shore completed a business reorganization and changed its name to Lake Shore Gold Corp. On June 4, 2004, Lake Shore continued its jurisdiction of incorporation back to British Columbia. Lake Shore is a publicly traded mineral exploration company trading on the TSX Venture which trades under the symbol "LSG". Lake Shore is a reporting issuer in British Columbia, Alberta and Québec. Lake Shore's head office, principal business address and registered and records office are located at Suite 1650-701 West Georgia Street, Vancouver, British Columbia V7Y 1C6. See "Lake Shore Gold Corp." and "Lake Shore – Post-Arrangement" in the Information Circular.

Lake Shore Sub is a private company incorporated under the BCBCA for the purpose of this Arrangement, and is a wholly owned subsidiary of Lake Shore. As a result of the Arrangement, Lake Shore Sub will be amalgamated with Holmer to form Amalco and Amalco will be a wholly-owned subsidiary of Lake Shore.

Holmer Summary Financial Information

The following table sets out selected consolidated financial information for the periods indicated and should be considered in conjunction with the more complete information contained in the consolidated financial statements of Holmer attached as Schedule "A" to this Information Circular. Unless otherwise indicated, all currency amounts are stated in Canadian dollars.

	Years ended or as at December 31 $		
	2003	**2002**	**2001**
Interest Income	5049	Nil	Nil
Administrative Expenses	245,458	85,395	44,047
Net loss from operations:			
- In total	(139,409)	(85,395)	(1,933,379)
- Per Share	(0.000)	(0.000)	(0.07)
Working Capital	1,979,793	279,965	(161,310)
Resource Properties	11,058,141	10,716,950	10,131,843
Total Assets	13,157,136	11,218,171	10,140,941
Deficit	(8,366,062)	(8,226,653)	(8,141,258)

(1) Loss per share is calculated based on the weighted-average number of shares outstanding

The following table sets forth selected (unaudited) quarterly financial information.

	Quarter Ended $			
	September 30, 2004	**June 30, 2004**	**March 31, 2004**	**December 31, 2003**
Total Revenues	10,414	10,061	11,328	2,863
Net Loss	(82,522)	(49,235)	(22,821)	(31,223)
Net Loss Per Share	0.00	0.00	0.00	0.00
	Quarter Ended $			
	September 30, 2003	**June 30, 2003**	**March 31, 2003**	**December 31, 2002**
Total Revenues	756	1,430	Nil	Nil
Net Loss	(29,567)	(39,331)	(39,288)	(25,367)
Net Loss Per Share	0.00	0.00	0.00	0.00

Lake Shore Summary Financial Information

The following table sets out selected consolidated financial information for the periods indicated and should be considered in conjunction with the more complete information contained in the consolidated financial statements of Lake Shore attached as Schedule "B" to this Information Circular. Unless otherwise indicated, all currency amounts are stated in Canadian dollars.

	Years ended or as at December 31 $		Period ended June 30	Year ended June 30 $
	2003	**2002 [1]**	**2002**	**2001**
Interest and other Income	57,462	3,679	18,464	18,216
Administrative Expenses	501,892	217,648	160,672	240,609
Net loss from operations:				
- In total	(586,419)	(239,269)	(142,208)	(222,393)
- Per Share [2]	(0.02)	(0.05)	(0.06)	(0.09)
Working Capital	1,567,192	998,119	247,551	279,759
Resource Properties	5,149,411	763,482	-	-
Total Assets	7,841,264	1,901,676	269,871	412,558
Deficit	(3,583,082)	(2,591,663)	(2,352,394)	(2,210,186)

(1) Six month transition year.

(2) Loss per share is calculated based on the weighted-average number of shares outstanding.

The following table sets forth selected (unaudited) quarterly financial information.

	Quarter Ended $			
	September 30, 2004	**June 30, 2004**	**March 31, 2004**	**December 31, 2003**
Total Revenues	12,361	17,918	10,843	20,652
Net Loss	(642,885)	(134,442)	(149,657)	(186,273)
Net Loss Per Share	(0.02)	(0.00)	(0.00)	(0.00)
	Quarter Ended $			
	September 30, 2003	**June 30, 2003**	**March 31, 2003**	**December 31, 2002**
Total Revenues	14,085	11,928	10,797	3,679
Net Loss	(655,917)	(140,335)	(86,544)	(464,256)
Net Loss Per Share	(0.03)	(0.01)	(0.00)	(0.10)

Lake Shore Unaudited Pro Forma Summary Financial Information

The following table sets out selected unaudited pro forma financial information for Lake Shore, assuming completion of the Arrangement as of September 30, 2004, and should be considered in conjunction with the more complete information contained in the unaudited pro forma financial statements of Lake Shore attached as Schedule "C" to this Information Circular. Unless otherwise indicated, all currency amounts are stated in Canadian dollars.

	As at September 30, 2004 $
Working Capital	$4,157,192
Resource Properties	$52,478,779
Total Assets	$57,219,591
Total Shareholders Equity	$46,980,454

Reasons for the Arrangement

In September 2004, Lake Shore satisfied the requirements of an agreement with Holmer thereby acquiring a 50% interest in the Timmins Gold Project, 18 kilometres west of the City of Timmins, Ontario. The Timmins Gold Project has an indicated gold resource of at least 500,000 ounces of gold and is located on the western end of the Timmins Camp, the largest gold mining camp in North America. The Timmins Camp has produced more than 70 million ounces of gold since its discovery in the early 1900's.

Holmer and Lake Shore believe that the Arrangement is in the best interests of their respective shareholders for numerous reasons, particularly their belief that developing the Timmins Gold Project through a combined entity will create the best prospects for long-term value for shareholders. Benefits include the fact that the Arrangement will result in a larger public trading company with greater market capitalization and a stronger balance sheet, ownership of the Timmins Gold Project and a portfolio of other properties of merit, experienced directors and greater ability to attact financing.

Upon completion of the Arrangement, Lake Shore's authorized capital will remain unchanged. Upon completion of the Arrangement, Lake Shore will issue approximately 32,259,341 Lake Shore Shares to acquire the Holmer Shares and reserve a further approximately 5,540,817 Lake Shore Shares for issue upon exercise of Holmer Exchangeable Options and Holmer Warrants. Upon completion of the

Arrangement, there will be approximately 67,141,805 Lake Shore Shares issued and outstanding (up to 80,921,003 on a fully-diluted basis: including all in-the-money convertible securities of Lake Shore and Holmer but excluding Holmer Exchangeable Options and cross ownership of the Lake Shore Shares and Holmer Shares by the Companies; and further assuming no options and warrants of Holmer or Lake Shore are exercised between the date of this Information Circular and the closing of the Arrangement). Lake Shore currently owns one million Holmer Shares and one million Holmer Warrants and Holmer currently owns 150,000 Lake Shore Shares which securities are not included in the above calculation of issued Lake Shore Shares post- Arrangement and will be cancelled following the Arrangement.

For further information on the reasons for the Arrangement, see "The Arrangement – Reasons for the Arrangement" and "The Arrangement - Recommendations of the Directors" in the Information Circular.

Business Objectives

Pursuant to the Arrangement, Holmer will be acquired through the amalgamation of Holmer and Lake Shore Sub. Amalco will hold the assets of Holmer and Amalco will be a wholly-owned subsidiary of Lake Shore upon completion of the Arrangement. Lake Shore expects to have approximately $4 million in working capital (including funds held by Holmer) upon the completion of the Arrangement to use for exploration and development of its properties and to pay for the costs of the Arrangement. See "Lake Shore - Post-Arrangement – Pro Forma Available Funds" and "Lake Shore – Post – Arrangement - Pro Forma Principal Purposes".

Fairness Opinions

Stephen W. Semeniuk ("**Semeniuk**"), B.Comm., MBA, CFA of West Vancouver, British Columbia has provided advice and an opinion to the board of directors of Holmer in respect of the fairness of the terms of the Arrangement, from a financial point of view, to the holders of the Holmer Shares. **Based upon the information and procedures and subject to the limitations described in his opinion, Semeniuk has concluded that the terms of the Arrangement are fair, from a financial point of view, to the holders of the Holmer Shares**. See "The Arrangement – Holmer Fairness Opinion" in the Information Circular.

Ross Glanville & Associates Ltd. ("**Glanville**") of Burnaby, British Columbia has provided advice and an opinion to the board of directors of Lake Shore in respect of the fairness of the terms of the Arrangement, from a financial point of view, to the holders of the Lake Shore Shares. **Based upon the information and procedures and subject to the limitations described in his opinion, Glanville has concluded that the terms of the Arrangement are fair, from a financial point of view, to the holders of the Lake Shore Shares**. See "The Arrangement – Lake Shore Fairness Opinion" in the Information Circular.

Recommendations of the Holmer and Lake Shore Directors

The boards of directors of Holmer and Lake Shore, based on the conclusions of the respective Fairness Opinions, have each determined that the transactions contemplated by the Arrangement Agreement are fair and reasonable to the Holmer Shareholders and Lake Shore Shareholders, and in the best interests of Holmer and Lake Shore.

The board of directors of Holmer recommends that the Holmer Shareholders vote in favour of the Arrangement Resolution. See "The Arrangement – Recommendations of the Directors".

The board of directors of Lake Shore recommends that the Lake Shore Shareholders vote in favour of the Acquisition Resolution. See "The Arrangement – Recommendations of the Directors".

Conditions to the Arrangement

Completion of the Arrangement is subject to a number of specified conditions, including:

1. the completion of the Continuance;

2. the approval or acceptance of the Arrangement by the requisite majority of the Holmer Shareholders, the TSX Venture and the Supreme Court of British Columbia (the "**Court**");

3. termination of all employment, consulting and management agreements of Holmer on terms satisfactory to Lake Shore (including the consulting agreement between Holmer and Visa Gold Resources Inc. in consideration for payment by Holmer to Visa Gold Resources Inc. of the sum of $180,000); and

4. the execution of agreements (the "**Lock-up Agreements**") with the directors and senior officers of Holmer whereby they will agree to vote their Holmer Shares in favour of the Continuance Resolution and the Arrangement Resolution.

The Arrangement Agreement also provides that it may be terminated in certain circumstances by the boards of directors of the companies before the Effective Date notwithstanding approval of the Arrangement by the Holmer Shareholders and the Court. See "The Arrangement – Effective Date and Conditions of Arrangement".

Stock Exchange Approvals

It is a condition of closing that the Lake Shore Shares to be issued to the Holmer Shareholders shall be listed, or conditionally accepted for listing, on the TSX Venture and that the TSX Venture shall have accepted the Arrangement. See "The Arrangement – Conduct of Meeting and Other Approvals - Regulatory Approvals" in the Information Circular.

Court Approval of the Arrangement

The transactions contemplated in the Plan of Arrangement will be carried out with the intention that all shares issued on completion of the Arrangement to the United States shareholders of Holmer will be issued by Lake Shore in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of that Act (the "**Section 3(a)(10) Exemption**"). In order to ensure the availability of the Section 3(a)(10) Exemption, the Arrangement will be subject to approval of the Court. See "The Arrangement – Conduct of Meeting and Other Approvals" in the Information Circular.

Exemption Order

Application has been made to the Autorité des marchés financiers (the "**QSC**") for an order under Section 50 of the *Securities Act* (Québec) granting relief from the prospectus requirement otherwise applicable to the distribution of Lake Shore Shares to holders of securities of Holmer resident in Québec pursuant to the Arrangement. See "The Arrangement – Securities Laws Considerations – Canadian Securities Laws - Québec" in the Information Circular.

Exchange of Certificates and Fractional Shares

On or about the Effective Date, a letter of transmittal containing instructions with respect to the deposits of certificates for Holmer Shares with Computershare Trust Company of Canada (the "**Depositary**") at its principal office in Toronto, Ontario will be forwarded to the former holders of Holmer Shares for use in exchanging their Holmer Share certificates for certificates representing Lake Shore Shares promptly after the Effective Date. Upon return of a properly completed letter of transmittal, together with certificates representing Holmer Shares, certificates for the appropriate number of Lake Shore Shares will be distributed without charge.

No fractional shares will be issued and no cash will be paid in lieu of fractional shares. Any fractions resulting will be rounded to the nearest whole number, with fractions of one-half or more being rounded-up to the next whole number.

Cancellation of Rights after Six Years

If a former Holmer Shareholder fails to deliver and surrender to the Depositary the former certificates representing Holmer Shares together with a duly executed and completed letter of transmittal and other required documents, the certificates representing the Lake Shore Shares, to which the Holmer Shareholder would otherwise have been entitled, will be held by the Depositary for a maximum of six (6) years from the Effective Date.

Upon the expiry of six (6) years from the Effective Date, each such former certificate representing Holmer Shares shall cease to represent a right or claim of any kind or nature and the right of such former holder of Holmer Shares to receive certificates representing Lake Shore Shares, and the Lake Shore Shares issued to such former Holmer Shareholders, shall be deemed to be surrendered to Lake Shore together with all dividends or distributions thereon declared or held for such holder.

Rights of Dissent

Holmer Shareholders have the right to dissent to the proposed Continuance and proposed Arrangement and to be paid the fair value of their shares upon strict compliance with the provisions of applicable law. See "Rights of Dissenting Shareholders".

Income Tax Considerations

Holders of Holmer securities should consult their own tax advisors about the applicable Canadian or United States federal, provincial, state and local tax consequences of the Arrangement.

For Canadian federal income tax purposes, a Holmer Shareholder whose Holmer Shares represent "capital property" generally will not realize a capital gain or capital loss on the transfer of such shares for Lake Shore Shares under the Arrangement. A summary of the principal Canadian federal income tax considerations in respect of the proposed Arrangement is included under "The Arrangement - Canadian Federal Income Tax Considerations" and the foregoing is qualified in full by the information in such section.

Holmer has not undertaken any analysis of the United States tax consequences applicable to United States shareholders of Holmer resulting from the Arrangement. Accordingly, no discussion of the United States tax consequences is presented in this Circular.

The Arrangement may result in taxable gains to United States shareholders of Holmer. Accordingly, United States shareholders of Holmer should consult their own tax advisors about the United States federal, state and local tax consequences of the Arrangement.

Securities Laws Information for Canadian Shareholders

The issuance of the Lake Shore Shares pursuant to the Arrangement will constitute a distribution of securities, which is exempt from the registration and prospectus requirements of Canadian securities legislation (except Québec - see above). The Lake Shore Shares may be resold in each of the provinces and territories of Canada, including Québec subject to receipt of the exemption order referred to below, without significant restriction, provided the holder is not a 'control person' as defined in the applicable legislation, no unusual effort is made to prepare the market or create a demand for those securities and no extraordinary commission or consideration is paid in respect of that sale. An application has been made to the QSC, as previously described under "Exemption Order", for a decision under Section 50 of the *Securities Act* (Québec) exempting the issuance of Lake Shore Shares from prospectus requirements.

The resales of any Lake Shore Shares acquired in connection with the Arrangement may be required to be made through properly registered securities dealers. Each holder is urged to consult professional advisers to determine the conditions and restrictions applicable to trades in such shares.

See "The Arrangement - Securities Laws Considerations – Canadian Securities Laws" in the Information Circular.

Securities Laws Information for United States Shareholders

The Lake Shore Shares to be issued to Holmer Shareholders pursuant to the Arrangement will not be registered under the provisions of the U.S. Securities Act and will be issued in reliance upon the exemption from registration provided by the Section 3(a)(10) Exemption. The restrictions on resale imposed by the U.S. Securities Act will depend on whether the holder of the Lake Shore Shares issued pursuant to the Arrangement is an "affiliate" of Lake Shore or Holmer before the Arrangement or an "affiliate" of Lake Shore after the Arrangement. As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Usually this includes the directors, executive officers and major shareholders of the issuer. See "The Arrangement - Securities Laws Considerations – U.S. Securities Laws".

The solicitation of proxies and transactions contemplated herein are being made by a Canadian issuer in accordance with Canadian corporate and securities laws. Shareholders should be aware that requirements under such Canadian laws may differ from requirements under United States corporate and securities laws relating to United States corporations. The financial statements of Holmer and Lake Shore and the pro forma statements of Lake Shore included in this Information Circular have been prepared in accordance with generally accepted accounting principles in Canada, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States corporations.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that the parties to the Arrangement are organized under the laws of jurisdictions other than the United States, that their officers and directors are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that all or a substantial portion of the assets of the parties to the Arrangement and such persons may be located outside the United States.

THE SECURITIES TO BE ISSUED PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE OF THE UNITED STATES OR PROVINCE OF CANADA, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITY OF ANY STATE OR PROVINCE OF CANADA PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Risk Factors

An investment in a natural resource issuer involves a significant degree of risk. The Lake Shore securities to be issued to the Holmer Shareholders pursuant to the Arrangement are speculative and subject to a number of risk factors. Holders of Holmer Shares should review carefully the risk factors set forth under "The Arrangement – Risk Factors", "Holmer Gold Mines Limited – Risk Factors", "Lake Shore Gold Corp. – Risk Factors" and "Lake Shore – Post Arrangement – Risk Factors".

Cautionary Statement Regarding Forward Looking Statements

Statements contained in this Information Circular that are not historical facts are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and other metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for

additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Lake Shore, Holmer and Lake Shore, post Arrangement, to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold or other metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Risk Factors" in this Information Circular. Although Lake Shore and Holmer have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

GLOSSARY OF DEFINED TERMS

In this Information Circular, the following capitalized words and terms shall have the following meanings:

Acquisition	The acquisition of all of the shares of Holmer on the terms and conditions set out in the Arrangement Agreement and any amendments thereto or variations thereof made in accordance with its terms and the Acquisition Resolution.
Acquisition Resolution	The Ordinary Resolution approving the Acquisition to be voted on, with or without variation, by Lake Shore Shareholders at the Lake Shore Meeting, the full text of which is attached as Schedule "I" to this Information Circular.
Amalco	The company to be formed pursuant to the Arrangement by the amalgamation of Holmer and Lake Shore Sub under the name "LSG Holdings Corp.".
Arrangement	The Arrangement involving Holmer, the Holmer Shareholders and Lake Shore Sub to be completed pursuant to the provisions of Section 288 of the BCBCA on the terms and conditions set out in the Plan of Arrangement and any amendments thereto or variations thereof made in accordance with its terms and the Arrangement Resolution.
Arrangement Agreement	The Arrangement Agreement dated for reference as at November 5, 2004 among Holmer, Lake Shore Sub and Lake Shore.
Arrangement Resolution	The Special Resolution approving the Arrangement to be voted on, with or without variation, by Holmer Shareholders at the Holmer Meeting, the full text of which is attached as Schedule "H" to this Information Circular.
BCBCA	*Business Corporations Act* (British Columbia), as amended.
BCSC	British Columbia Securities Commission.
Break Fee	The amount of $250,000 payable pursuant to the Arrangement Agreement by a party who terminates the Arrangement Agreement to accept an unsolicited Superior Proposal to the other party and a material breach of the Arrangement Agreement.
CEO	Chief Executive Officer.
CFO	Chief Financial Officer.
Company	Holmer or Lake Shore as the context requires and means both Holmer and Lake Shore when used in the plural.
Computershare	The Registrar and Transfer Agent for Lake Shore.
Continuance	The proposed continuance of Holmer from the province of Ontario to the province of British Columbia.
Continuance Resolution	The Special Resolution to approve the Continuance.
Court	The Supreme Court of British Columbia.
Depositary	Computershare Trust Company of Canada, which will act as the depositary for the exchange of the Holmer Shares for the Lake Shore Shares pursuant to the Arrangement
Dissent Rights	The rights of a Holmer Shareholder to dissent to: (a) the Continuance Resolution and receive fair value for all Holmer Shares held, as more particularly described under the heading "Rights of Dissenting Shareholders" and in Section 185 of the Ontario Act; and (b) the Holmer Arrangement Resolution and receive fair value for all Holmer Shares held, as more particularly described under the heading "Rights of Dissenting Shareholders" and in Section 238 of the BCBCA.
Effective Date	The date of the filing with the Registrar of Companies of British Columbia of a certified copy of the Final Order and such other documents as may be required by the Registrar of Companies of British Columbia.
Equity Transfer Services Inc.	The Registrar and Transfer Agent for Holmer.
Exchange Act	The United States *Securities Exchange Act of 1934*, as amended.

Exemption Order	The decision to be obtained from the QSC under Section 50 of the *Securities Act* (Québec) with respect to the distribution of the Lake Shore Shares under the Arrangement.
Final Order	The final order to be made by the Court approving the Arrangement.
GAAP	Generally accepted accounting principles in effect in Canada including the accounting recommendations published in the Handbook of the Canadian Institute of Chartered Accountants.
Glanville	Ross Glanville & Associates Ltd. of Burnaby, British Columbia, the financial advisor in respect of Lake Shore.
Holmer	Holmer Gold Mines Limited, a corporation existing under the Ontario Act.
Holmer Exchangeable Options	Holmer Options which have vested on or before the Effective Date (or, if not so vested, are held by directors, officers and employees of Holmer who will be appointed directors and officers or will be employed by Lake Shore following the Effective Date.
Holmer Meeting	The special meeting of Holmer Shareholders to be held at 10:00 a.m. (Ontario time) on December 29, 2004 for the purpose of voting on the Continuance Resolution and the Arrangement Resolution and any adjournment or postponement thereof.
Holmer Options	Existing options at November 5, 2004 granted by Holmer for the purchase of up to 3,890,000 Holmer Shares at exercise prices ranging from $0.20 to $0.50 per share with expiry dates ranging from January 8, 2005 through October 1, 2009.
Holmer Shareholders	At the relevant time, the holders of Holmer Shares.
Holmer Shares	Voting common shares in the capital of Holmer, presently existing and existing up to the completion of the Arrangement.
Holmer Warrants	Existing warrants at November 5, 2004 granted by Holmer for the purchase of up to 5,609,559 Holmer Shares at exercise prices ranging from $0.30 to $0.50 per share with expiry dates of ranging from December 7, 2004 to December 16, 2005.
Information Circular	This Information Circular to be sent to the Holmer Shareholders in connection with the Holmer Meeting and to the Lake Shore Shareholders in connection with the Lake Shore Meeting.
Interim Order	The interim order of the Court dated November 30, 2004 pursuant to Section 288 of the BCBCA, providing for, among other things, the calling of the Holmer Meeting.
Lake Shore	Lake Shore Gold Corp., a company existing under the BCBCA.
Lake Shore Meeting	The special meeting of Lake Shore Shareholders to be held at 10:00 a.m. (Vancouver time) on December 29, 2004 for the purpose of voting on the Acquisition Resolution, the Stock Option Plan Amendment Resolution and any adjournment or postponement thereof.
Lake Shore Shareholders	At the relevant time, the holders of Lake Shore Shares.
Lake Shore Shares	Voting common shares in the capital of Lake Shore.
Lake Shore Sub	A wholly-owned subsidiary of Lake Shore incorporated under the BCBCA for the purpose of the Arrangement.
Lock-up Agreements	Agreements of the directors and officers of Holmer to vote their shares in favour of the Continuance, the Arrangement and all other matters to be presented by management at the Holmer Meeting in support of these transactions as described under "The Arrangement – Effective Date and Conditions to the Arrangement" in the Information Circular.
Meeting	Either the Holmer Meeting or the Lake Shore Meeting, as the context requires.
Ontario Act	*Business Corporations Act* (Ontario), as amended.
Ordinary Resolution	A resolution required to be approved by greater than 50% of the votes cast by those shareholders who (being entitled to do so) vote in person or by proxy at the Lake Shore Meeting for which the appropriate notice has been given.

Plan of Arrangement	The plan of arrangement of Holmer attached as Schedule "D" hereto (excluding the Notice of Articles and Articles of Amalco copies of which may be obtained by Holmer shareholders upon request) and any amendment thereto agreed to by the directors of Holmer.
QSC	Québec Securities Commission (Autorité des Marchés financiers).
Record Date	November 15, 2004, being the date for determining Holmer Shareholders and Lake Shore Shareholders entitled to receive notice of and vote at the Holmer Meeting and the Lake Shore Meeting, respectively.
Registered Holder	A shareholder of record of Holmer Shares.
Registrar	The British Columbia Registrar of Companies appointed under Section 400 of the BCBCA.
Securities Acts	The Securities Acts or the equivalent securities legislation of each of the provinces and territories of Canada, as amended.
Securities Legislation	The Securities Acts and the Exchange Act and U.S. Securities Act each as now enacted or as amended and the applicable rules, regulations, rulings, orders, instruments and forms made or promulgated under such statutes, as well as the rules, regulations, by-laws and policies of the TSX Venture.
Semeniuk	Stephen W. Semeniuk, B.Comm., MBA, CFA of West Vancouver, British Columbia, the financial advisor in respect of Holmer.
Special Resolution	A resolution required to be approved by not less than a two-thirds (2/3) majority in the case of the BCBCA, and a two-thirds (2/3) majority in the case of the Ontario Act, of the votes cast by those shareholders who (being entitled to do so) vote in person or by proxy at the respective Holmer Meeting or Lake Shore Meeting for which the appropriate notice has been given.
Stock Option Plan Amendment Resolution	The ordinary resolution to be considered by the Lake Shore Shareholders to amend the stock option plan of Lake Shore pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company and its subsidiaries.
Superior Proposal	A *bona fide* unsolicited proposal to either Holmer or Lake Share or its shareholders with respect to: (a) the direct or indirect acquisition or disposition of all or any of such Company's securities, or (b) any amalgamation, merger, sale of all of such Company's assets or, except in the ordinary course of business, any part of such Company's assets, take-over bid, tender offer, plan of arrangement, issuer bid, reorganization, dividend or distribution, recapitalization, liquidation or winding-up of, or other business combination or similar transaction involving such party, all of Company party's assets or, except in the ordinary course of business, any part of such Company's assets; that the board of directors of such Company (after consultation with its financial advisors and having received a written legal opinion of outside counsel that such board of directors is required to consider the proposal in order to discharge its fiduciary duties) in good faith reasonably expects to be more favourable to its shareholders than the Arrangement.
Termination Date	December 31, 2004, unless extended by agreement of the parties to the Arrangement Agreement.
TSX Venture	TSX Venture Exchange.
U.S. Securities Act	The United States *Securities Act of 1933*, as amended.

GLOSSARY OF TECHNICAL TERMS

The following is a glossary of certain mining terms used in this Information Circular:

Ag	Silver.
Au	Gold.
Breccia	A fragmental rock, the components of which are angular, and therefore, it is distinguished from a conglomerate.
cm	Centimetre.
Conglomerate	A coarse-grained clastic sedimentary rock, composed of rounded to sub angular fragments larger than 2 mm in diameter (granules, pebbles, cobbles, boulders) set in a fine-grained matrix of sand or silt, and commonly cemented by calcium carbonate, iron oxide, silica, or hardened clay.
Cu	Copper.
Cutoff grade	The lowest grade of mineralized material that qualifies as ore in a given deposit; rock of the lowest assay included in an ore estimate.
Deposit	A mineral deposit is a term used to designate a natural occurrence of useful mineral, in sufficient extent and degree of concentration to invite exploitation.
g/t	Grams per metric tonne.
Indicated mineral resource	That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
Inferred mineral resource	That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
km	Kilometre.
m	Metre.
Mineralization	The processes taking place in the earth's crust resulting in the formation of valuable minerals or ore bodies.
mm	Millimetre.
National Instrument 43-101	National Instrument 43-101 - *Standards of Disclosure for Mineral Projects* issued by the Canadian Securities Administrators.
Ore	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit or from which some part may be profitably separated.
ppb and ppm	Parts per billion and parts per million respectively.
Skarn	The term is generally reserved for rocks composed nearly entirely of lime bearing silicates and derived from nearly pure limestones and dolomites in which large amounts of silicon, aluminum, iron and magnesium has been introduced.
Tonne	Metric tonne or 2,204.6 pounds.

HOLMER GOLD MINES LIMITED
19 - 2555 Victoria Park Ave., Suite 301
Toronto, Ontario M1T 1A3

LAKE SHORE GOLD CORP.
Suite 1650-701 West Georgia Street
Vancouver, British Columbia V7Y 1C6

JOINT INFORMATION CIRCULAR

(As at November 30, 2004 and in Canadian dollars except as indicated)

GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Holmer and Lake Shore for use at the Meetings and any adjournments thereof.

The Companies will conduct their solicitations by mail and officers and employees of the Companies may, without receiving special compensation, also telephone or make other personal contact. The Companies will pay their respective costs of solicitation.

At the Holmer Meeting, Holmer Shareholders will be asked to approve the Continuance Resolution approving the Continuance of Holmer as a company under the BCBCA as described herein under "The Continuance".

If the Continuance Resolution is approved, the Holmer Meeting will temporarily adjourn to permit the Continuance to take effect at which time the Holmer Meeting will reconvene and the Holmer Shareholders, as shareholders in a British Columbia company, will be asked to pass the Arrangement Resolution as described herein under "The Arrangement".

At the Lake Shore Meeting, Lake Shore Shareholders will be asked to approve the Acquisition Resolution and the Stock Option Plan Amendment Resolution.

Unless indicated otherwise, all amounts are expressed in Canadian dollars.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or directors of Holmer or Lake Shore as applicable (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the particular Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the applicable Notice of Meeting in accordance with the instructions

of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the applicable Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the applicable Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of Holmer and Lake Shore respectively know of no such amendments, variations or other matters to come before their respective Meeting.

COMPLETION AND RETURN OF PROXY

Each proxy must be dated and signed by the Nominee (as defined in "**Non-Registered Holders**" below) acting on behalf, of a shareholder, or by the shareholder or his/her attorney authorized in writing. In case of a corporation, the proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

Completed forms of proxy for Holmer must be deposited at the office of its registrar and transfer agent, Equity Transfer Services Inc. at Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3, not later than forty-eight (48) hours, excluding Saturdays and holidays, prior to the time of the Holmer Meeting, unless the chairman of that Meeting elects to exercise his discretion to accept proxies received subsequently.

Completed forms of proxy for Lake Shore must be deposited at the office of its registrar and transfer agent, Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Lake Shore Meeting, unless the chairman of that Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of Holmer or Lake Shore as the registered holders of shares or duly appointed proxyholders are permitted to vote at the applicable Meeting. Most shareholders of Holmer and Lake Shore are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "**Nominee**"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, each of Holmer and Lake Shore has distributed copies of their Meeting materials, being the applicable Notice of Meeting and Proxy, and this Information Circular to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing

procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your shares are voted at the particular Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits Holmer and Lake Shore to forward meeting materials directly to "non objecting beneficial owners". If either Holmer and Lake Shore or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, Holmer or Lake Shore, as the case may be, (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the Request for Voting Instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of Holmer or Lake Shore, as applicable, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the applicable Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the applicable Meeting, arrange for their Nominees to revoke the proxy on their behalf.**

RECORD DATE AND VOTING OF SHARES

Holmer and Lake Shore have each set November 15, 2004 as the record date for the Meeting. Only shareholders of record as at that date are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his shares and the transferee, upon producing properly endorsed certificates evidencing such common shares or otherwise establishing that he owns such shares, requests not later than ten days prior to the date of the Meeting that the transferee's name be included in the list of shareholders entitled to vote, in which case, such transferee shall be entitled to vote such shares at the applicable Meeting.

Holmer is authorized to issue an unlimited number of common shares without par value, of which 49,389,012 common shares were issued and outstanding as of the close of business on November 5, 2004. Each issued and outstanding common share of Holmer confers upon its holder the right to one vote.

Lake Shore is authorized to issue an unlimited number of common shares without par value, of which 35,032,464 common shares are issued and outstanding as of the close of business on the date of this Information Circular. Each issued and outstanding common share of Lake Shore confers upon its holder the right to one vote.

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of the directors and the officers of Holmer, at the date hereof, no person holds, directly or indirectly, or has control or direction over more than ten (10%) per cent of the outstanding common shares of Holmer.

To the knowledge of the directors and the officers of Lake Shore, at the date hereof, no person holds, directly or indirectly, or has control or direction over more than ten (10%) per cent of the outstanding common shares of Lake Shore except as follows:

Name and Municipality of Residence(1)	Designation of Class	Type of Ownership	Number and (Percentage) of Lake Shore Shares
Aurora Platinum Corp.	common	direct	13,602,500 shares / (38.83%)

(1) Aurora Platinum Corp. is a publicly traded company, the shares of which trade on the TSX Venture. Aurora also owns warrants for the purchase of a further 247,500 Lake Shore Shares exercisable at $0.24 until December 13, 2004.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS AND IN MATTERS TO BE ACTED UPON

Holmer

No material transactions were entered into during the year ended December 31, 2003 by Holmer and any other director or senior officer of Holmer, any principal shareholder of Holmer or an associate or affiliate of the foregoing other than as follows:

1. Certain of the directors and senior officers currently hold securities of Holmer and certain of them hold securities of Lake Shore (see "Insider Holdings of Securities of Holmer and Lake Shore" below) and may benefit from any increase in value of those securities as a result of the Arrangement.

2. In December 2002, Holmer completed a $390,060 private placement financing of units at $0.18 per unit consisting of one common share and one common share purchase warrant. The President and two directors of Holmer subscribed for a total of $52,000 of the financing on the same terms as other investors. In December 2003, the President and a director exercised warrants comprising part of the units for total proceeds to Holmer of $45,000.

3. On March 16, 2004, upon the recommendation from the compensation committee, the Board of Directors of Holmer approved a consulting contract pursuant to which Visa Gold Resources Inc., a private company controlled by the President, receives monthly compensation of $5,000. In October 2004, upon the recommendation from the compensation committee, the Board of Directors of Holmer approved the termination of the consulting contract effective upon completion of the Arrangement in consideration for the payment by Holmer to Visa Gold Resources Inc. of the sum of $180,000.

4. Holmer owns 150,000 shares of Lake Shore which will be cancelled upon completion of the Arrangement.

Lake Shore

No material transactions were entered into during the year ended December 31, 2003 by Lake Shore and any other director or senior officer of Lake Shore, any principal shareholder of Lake Shore or an associate or affiliate of the foregoing other than as follows:

1. The directors and senior officers receive compensation for their services to Lake Shore as described under "Lake Shore Gold Corp. – Statement of Executive Compensation". Lake Shore paid a total of $102,947 (six months ended December 31, 2002 - $9,950) in consulting and management fees to companies controlled by Daniel Innes, Lake Shore's President & CEO and Thomas Beattie, a director of Lake Shore.

2. Daniel G. Innes, Anthony R. Harvey, John G. Paterson, Thomas W. Beattie, Murray A. Gordon, Michael D. Winn from Lake Shore and Dr. K. Sethu Raman and Edward J. Svoboda from Holmer, are the proposed directors of Lake Shore upon completion of the Arrangement. These persons currently hold securities of Lake Shore and certain of them hold securities of Holmer (see "Insider Holdings of Securities of Holmer and Lake Shore" below) and may benefit from any increase in value of those securities as a result of the Arrangement. The proposed directors may be granted options to purchase shares of Lake Shore under Lake Shore's stock option plan and may receive compensation for management or consulting services which they may provide in the future to Lake Shore.

3. Certain directors and officers of Lake Shore also have holdings of securities of Aurora Platinum Corp. ("**Aurora**") and Southwestern Resources Corp. ("**Southwestern Resources**"). Aurora owns 13,602,500 Lake Shore Shares representing 38.83% of Lake Shore and owns warrants for the purchase of a further 247,500 Lake Shore Shares and may benefit from any increase in the value of the Lake Shore Shares. Southwestern Resources owns 3,358,275 shares of Aurora representing 15.8% of Aurora and may indirectly benefit from any increase in the value of Aurora's holding of Lake Shore Shares. To the extent the price of the shares of Southwestern Resources and Aurora increases, if at all, as a result of this Arrangement, those persons who own shares of Southwestern Resources and Aurora may also benefit from any such increase. See "Insider Holdings of Securities of Holmer and Lake Shore" below.

4. Aurora and Southwestern Resources provide certain management services to Lake Shore and each will continue to provide such services to Lake Shore after completion of the Arrangement. Amounts paid to Aurora under the terms of an administrative services agreement totaled $24,000 in fiscal 2003 (2002 – nil). As at December 31, 2003, there was an amount of $22,909 (2002 - $80,295) due to Aurora for exploration expenditures incurred by Aurora on Lake Shore's behalf. In addition, there were fees of $48,000 (2002 - nil) paid to Southwestern Resources under the terms of a separate administrative services agreement.

5. Lake Shore presently holds 1,000,000 Holmer Shares and 1,000,000 Holmer Warrants which will be cancelled upon completion of the Arrangement.

INSIDER HOLDINGS OF SECURITIES OF HOLMER AND LAKE SHORE

The following table sets forth the holdings by directors and senior officers of Holmer of securities of Lake Shore and Holmer and the holdings by directors and senior officers of Lake Shore of securities of Holmer and Lake Shore as at November 5, 2004:

Name and Position with Holmer and/or Lake Shore [1] [2]	No. of Holmer Shares	No. of Lake Shore Shares	No. of Holmer Options and Warrants	No. of Lake Shore Options and Warrants	No. of Lake Shore Shares, Options and Warrants to be Held Following Arrangement
Daniel G. Innes, President, Lake Shore	Nil Shares	28,500 Shares	Nil	725,000 Options	28,500 Shares 725,000 Options
Anthony R. Harvey, Director, Lake Shore	Nil Shares	458,500 Shares	Nil	200,000 Options	458,500 Shares 200,000 Options
John G. Paterson, Director, Lake Shore	Nil Shares	110,000 Shares	Nil	650,000 Options	110,000 Shares 650,000 Options
Michael D. Winn Director, Lake Shore	Nil Shares	150,000 shares	Nil	150,000 Options	150,000 Shares 150,000 Options
Thomas W. Beattie, Director, Lake Shore	Nil Shares	132,800 Shares	Nil	400,000 Options 20,000 Warrants	132,800 Shares 400,000 Options 20,000 Warrants
Murray A. Gordon Director, Lake Shore	Nil Shares	Nil	Nil	50,000 Options	50,000 Options
Dr. K. Sethu Raman, President, Holmer	1,312,890 Shares	Nil	1,200,000 Options	Nil	875,260 Shares 800,000 Options
Edward J. Svoboda, Director, Holmer	870,500 Shares	Nil	600,000 Options	Nil	580,333 Shares 400,000 Options
Parkash Athwal, Chief Financial Officer, Lake Shore	Nil	76,000 Shares	Nil	200,000 Options 16,000 Warrants	76,000 Shares 200,000 Options 16,000 Warrants
Susy Horna, Corporate Secretary, Lake Shore	Nil	9,000 Shares	Nil	45,000 options	9,000 Shares 45,000 Options
Michael J. Byron, Vice President, Exploration, Lake Shore	Nil	125,000 Shares	Nil	150,000 options	125,000 Shares 150,000 Options
Aurora Platinum Corp. Greater than 10% holder of Lake Shore Shares	Nil	13,602,500 Shares	Nil	247,500 warrants	13,602,500 Shares 247,500 warrants
Lake Shore	1,000,000[3] Shares	Nil	1,000,000[3] Warrants	Nil	Nil [3]
Holmer	Nil	150,000[3] Shares	Nil	Nil	Nil [3]

(1) The above information was provided by the persons named.
(2) See also "Interest of Insiders in Material Transactions and in Matters to be Acted Upon".
(3) These securities of Holmer owned by Lake Shore and the Lake Shore Shares owned by Holmer will be cancelled post-Arrangement.

PARTICULARS OF MATTERS TO BE ACTED UPON

At the Holmer Meeting, Holmer Shareholders will be asked to consider, and if thought fit, to approve:

1. the Continuance Resolution approving the Continuance of Holmer as a company under the BCBCA; and

2. if the Continuance Resolution is passed, the Arrangement Resolution approving the Arrangement under Section 288 of the BCBCA involving Holmer, its securityholders and Lake Shore Sub (a wholly-owned subsidiary of Lake Shore and the acquisition of all the Holmer Shares in exchange for Lake Shore Shares.

See "The Continuance" and "The Arrangement".

At the Lake Shore Meeting, Lake Shore Shareholders will be asked to consider, and if thought fit, to pass:

1. the Acquisition Resolution approving the Acquisition of all of the Holmer Shares pursuant to the Arrangement under Section 288 of the BCBCA involving Holmer, its securityholders and Lake Shore Sub.

2. the Stock Option Plan Amendment Resolution authorizing the directors in their discretion to amend Lake Shore's stock option plan to increase the number of options available, subject to regulatory approvals, as more fully set forth in the information circular.

See "The Arrangement" for further information respecting the Arrangement, "Lake Shore Shareholders Approval of Acquisition" and "Lake Shore Shareholders Approval of Stock Option Plan Amendment".

THE CONTINUANCE

Introduction

Holmer is incorporated under the Ontario Act. The Holmer board of directors proposes to continue Holmer out of Ontario and into British Columbia to permit Holmer to participate in the Arrangement.

In the event the Continuance is approved by the Holmer Shareholders, Holmer will adjourn the Holmer Meeting (for an estimated one-half hour) to permit it to apply to the Director of Corporations under the Ontario Act to discontinue Holmer from the province of Ontario and to apply to the Registrar of Companies under the BCBCA for an instrument of continuance continuing Holmer as if it had been incorporated under the BCBCA, to enable Holmer to complete the Continuance prior to reconvening the Holmer Meeting. The Continuance Resolution also provides for approval of the adoption of a British Columbia 'Notice of Articles' and 'Articles' to replace Holmer's current constating documents as described under "Status as a British Columbia Company" below.

Upon the Continuance, the Ontario Act will cease to apply to Holmer and Holmer will thereupon become subject to the BCBCA, as if it had been originally incorporated as a British Columbia company. The Holmer Meeting will then resume to deal with the Arrangement Resolution. If the Arrangement is completed, non-dissenting Holmer Shareholders will be entitled to receive Lake Shore Shares in exchange for their Holmer Shares.

The Ontario Act currently governs the corporate affairs of Holmer and restricts the jurisdictions into which a corporation may continue. The Registrar of Corporations under the Ontario Act is prepared to allow a continuance out of Ontario into British Columbia upon being provided proof of continuation into

British Columbia and being satisfied that certain rights, obligations, liabilities and responsibilities of Holmer remain unaffected as a result of the Continuance.

The BCBCA also provides for companies incorporated in foreign jurisdictions to be continued into British Columbia and allows for companies so continued to continue out to a foreign jurisdiction. A corporation being continued into British Columbia will be subject to the requirements of the BCBCA and all other laws of British Columbia that govern companies. The registration of the Continuance does not create a new legal entity, nor does it prejudice or affect the continuity of Holmer.

The Continuance of Holmer into British Columbia will affect certain rights of the Holmer Shareholders as they currently exist under the Ontario Act. The following is a summary of some of the corporate law changes that will occur. This summary is not intended to be exhaustive and Holmer Shareholders should consult their legal advisors regarding implications of the Continuance, which may be of particular importance to them.

Continuance - Corporate Governance Differences

Charter Documents

Under the BCBCA, the charter documents will consist of a Notice of Articles, which sets forth the name of the corporation and the amount and type of authorized capital, and Articles, which will govern the management of Holmer following the Continuance. The Notice of Articles is filed with the Registrar of Companies and the Articles will be filed only with Holmer's registered and records office.

Under the Ontario Act, Holmer has Articles of Incorporation, which set forth, among other things, the name of the corporation and the amount and type of authorized capital, and Bylaws, which govern the management of Holmer. The Articles are filed with the Registrar of Corporations and the Bylaws are filed only with Holmer's registered and records office.

The Continuance to British Columbia and the adoption of the Notice of Articles and Articles will not result in any substantive changes to the constitution, powers or management of Holmer, except as otherwise described herein.

Amendments to Charter Documents

Any substantive change to the corporate charter of a company under the BCBCA Act, such as an alteration of the restrictions, if any, on the business carried on by a company, a change in the name of a company or an increase or reduction of the authorized capital of a company requires a special resolution passed by the majority of votes that the Articles of the company specify is required, if that specified majority is at least two-thirds and not more than three-quarters of the votes cast on the resolution or, if the Articles do not contain such a provision, a special resolution passed by at least two-thirds of the votes cast on the resolution. Other fundamental changes such as an alteration of the special rights and restrictions attached to issued shares or a proposed amalgamation or continuance of a company out of the jurisdiction require a similar special resolution passed by holders of shares of each class entitled to vote at a general meeting of the company and the holders of all classes of shares adversely affected by an alteration of special rights and restrictions.

Under the Ontario Act, fundamental changes require a special resolution passed by not less than two-thirds of the votes cast by the shareholders voting on the resolution authorizing the alteration and, in certain instances, where the rights of the holders of a class of shares are affected differently by the alteration than those of the holders of other classes of shares, a special resolution passed by not less than two-thirds of the votes cast by the holders of shares of each class so affected, whether or not they are

otherwise entitled to vote. Authorization to amalgamate an Ontario Act corporation requires that a special resolution in respect of the amalgamation be passed by the holders of each class of shares, regardless of whether they are otherwise entitled to vote.

Sale of Undertaking

Under the BCBCA, a company may sell, lease or otherwise dispose of all or substantially all of the undertaking of the company if it does so in the ordinary course of its business or if it has been authorized to do so by a special resolution passed by the majority of votes that the Articles of the company specify is required, if that specified majority is at least two-thirds and not more than three-quarters of the votes cast on the resolution or, if the Articles do not contain such a provision, a special resolution passed by at least two-thirds of the votes cast on the resolution. As the new Articles will not contain such a provision, a two-thirds majority vote will be required in the event of a sale of the Corporation's undertaking.

The Ontario Act requires approval of the holders of shares of each class or series of a corporation represented at a duly called meeting by not less than two-thirds of the votes cast upon a special resolution for a sale, lease or exchange of all or substantially all of the property (as opposed to the 'undertaking') of the corporation other than in the ordinary course of business of the corporation to vote separately only if sale would affect a particular class/series in a manner different from the shares of another class or series entitled to vote. While the shareholder approval thresholds will be the same under the BCBCA as under the Ontario Act, there are differences in the nature of the sale which requires such approval (i.e.), a sale of all or substantially all of the 'property' under the Ontario Act and of all or substantially all of the 'undertaking' under the BCBCA.

Rights of Dissent and Appraisal

The BCBCA provides that shareholders who dissent to certain actions being taken by a company may exercise a right of dissent and require the company to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable in respect of:

(a) a resolution to alter the Articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b) a resolution to adopt an amalgamation agreement;

(c) a resolution to approve an amalgamation into a foreign jurisdiction;

(d) a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f) a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) any other resolution, if dissent is authorized by the resolution; or

(h) any court order that permits dissent.

The Ontario Act contains a similar dissent remedy, although the procedure for exercising this remedy is different than that contained in the BCBCA. The dissent provisions of the Ontario Act are set forth in Schedule "G" to this Management Information Circular.

Oppression Remedies

Under the BCBCA, a shareholder of a company has the right to apply to court on the grounds:

(a) that the affairs of the company are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant, or

(b) that some act of the company has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant.

On such an application, the court may make such order as it, sees fit including an order to prohibit any act proposed by the company.

The Ontario Act contains rights that are substantially broader in that they are available to a larger class of complainants. Under the Ontario Act, a shareholder, former shareholder, director, former director, officer, former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy may apply to a court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates, any act or omission of the corporation or its affiliates effects a result, or the business or affairs of the corporation or its affiliates are or have been carried on or conducted in a manner, or the powers of the directors of the corporation or any of its affiliates are, have been or are threatened to be exercised in a manner that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any security holder, creditor, director or officer.

Shareholder Derivative Actions

Under the BCBCA, a shareholder or director of a company may, with leave of the court, bring an action in the name and on behalf of the company to enforce a right, duty or obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such a right, duty or obligation.

A broader right to bring a derivative action is contained in the Ontario Act, and this right extends also to officers, former shareholders, former directors and former officers of a corporation or any of its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, the Ontario Act permits derivative actions to be commenced in the name and on behalf of a corporation or any of its subsidiaries.

Requisition of Meetings

Both the BCBCA and the Ontario Act provide that shareholders of a company holding not less than 5% of the issued voting shares of a company may give notice to the directors requiring them to call and hold a meeting.

Place of Meetings

Under the BCBCA, meetings of shareholders are required to be held in British Columbia unless:

(a) a location outside of British Columbia is provided for in the Articles;

(b) the Articles do not restrict the company from approving a location outside of British Columbia for the holding of the general meeting and the location for the meeting is:

(i) approved by the resolution required by the Articles for that purpose; or

(ii) if no resolution is required for that purpose by the Articles, approved by ordinary resolution; or

(c) the location for the meeting is approved in writing by the Registrar of Companies before the meeting is held.

The Ontario Act permits meetings of shareholders to be held inside or outside Ontario.

Directors

The BCBCA and Ontario Act both provide that a public company must have a minimum of three directors. The Ontario Act does not have a provincial residency requirement for directors (although a majority must be Canadian) and the BCBCA has neither Canadian nor provincial residency requirements for directors.

Holmer Shareholders' Rights of Dissent in Respect of the Continuance

A Holmer Shareholder is entitled to dissent and be paid the fair value of his Holmer Shares if such Shareholder objects to the Continuance Resolution and the Continuance becomes effective. However, a Shareholder is not entitled to dissent with respect to any of his Holmer Shares in the event of the approval of the Continuance Resolution and the subsequent continuance of Holmer, if that Shareholder has voted any such shares beneficially owned by him in favour of the Continuance Resolution. See "Rights of Dissenting Shareholders – Dissent to the Continuance".

Status as a British Columbia Company

Currently, Holmer's authorized capital consists of an unlimited number of common shares. If Holmer Shareholders approve the Continuance, Holmer will continue to have unlimited authorized capital.

As an Ontario corporation, Holmer's charter documents consist of Articles of Incorporation and Bylaws and any amendments thereto to date. On completion of the Continuance, Holmer will cease to be governed by the Ontario Act and will thereafter be deemed to have been formed under the BCBCA. As part of the Continuance Resolution, Holmer Shareholders will be asked to approve the adoption of Notice of Articles and Articles which comply with the requirements of the BCBCA, copies of which are available for review by Holmer Shareholders in the manner provided for reviewing material contracts of Holmer. There are some differences in shareholder rights under the BCBCA and the Ontario Act and under the charter documents proposed to be adopted by Holmer upon the Holmer Continuance under the BCBCA as described previously.

The proposed new Articles of Holmer as a British Columbia company, of Amalco as a British Columbia company and the existing articles of Lake Shore are identical except as to the name of the particular company.

The Continuance Resolution

Based on the foregoing discussion, Holmer's management believes that it is in the best interest of Holmer and the Holmer Shareholders to transfer its jurisdiction of incorporation to British Columbia in order to proceed with the Arrangement.

Accordingly, Holmer Shareholders will be asked at the Meeting to consider and if thought fit, approve the Continuance Resolution, the text of which is set out in Schedule "H".

THE ARRANGEMENT

APPROVAL OF ARRANGEMENT RESOLUTION

At the Holmer Meeting, Holmer Shareholders will be asked to approve the Arrangement Resolution, the text of which is set out in Schedule "H". For the details of the Arrangement, see below.

PRINCIPAL STEPS OF THE ARRANGEMENT

Prior to the Arrangement, Holmer shall have continued its jurisdiction of incorporation from the province of Ontario to the province of British Columbia and shall have adopted the new Notice of Articles and Articles.

On the Effective Date (see "Effective Date and Conditions of Arrangement") of the Arrangement:

1. Lake Shore Sub (a wholly-owned subsidiary of Lake Shore) and Holmer will amalgamate under the BCBCA to form "Amalco";
2. Lake Shore will acquire all of the outstanding shares of Amalco by way of a share exchange and will issue Lake Shore Shares to the Holmer Shareholders in exchange for their Holmer Shares;
3. each holder of Holmer Shares (other than a holder who exercises dissent rights) will be entitled to one (1) Lake Shore Share for every 1.5 Holmer Shares;
4. the property and assets of Holmer will become the property and assets of Amalco and Amalco will be liable for the liabilities and obligations of Holmer and Lake Shore Sub; and
5. options, warrants and other convertible securities of Holmer will be exchanged for options, warrants and other convertible securities of Lake Shore on the same exchange ratio and with corresponding changes to the exercise prices based on the share exchange ratio set out in paragraph 3 above.

Amalco will become a wholly-owned subsidiary of Lake Shore.

The full particulars of the Arrangement are contained in the Plan of Arrangement attached to the Arrangement Agreement. A copy of the Plan of Arrangement is attached as Schedule "D" and incorporated by reference in this Information Circular.

APPROVAL OF ACQUISITION RESOLUTION

At the Lake Shore Meeting, Lake Shore Shareholders will be asked to approve the Acquisition Resolution, the text of which is set out in Schedule "I".

EFFECT OF THE ARRANGEMENT

As a result of the Arrangement, Holmer Shareholders will receive one (1) Lake Shore Share for every 1.5 Holmer Shares held.

Lake Shore will hold all of the assets of Amalco including the assets of Holmer. Amalco will be a wholly-owned subsidiary of Lake Shore. It is expected that the issued capital of Lake Shore following completion of the Arrangement will consist of approximately 67,141,805 Lake Shore Shares (excluding the 1,000,000 Holmer Shares owned by Lake Shore and the 150,000 Lake Shore Shares owned by Holmer which will be cancelled upon completion of the Arrangement). Up to 80,921,003 Lake Shore Shares will be issued on a fully diluted basis: including all in-the-money convertible securities of Lake Shore and Holmer but excluding the Holmer Exchangeable Options and cross ownership of the Lake Shore Shares and Holmer Shares by the Companies, and further assuming no options and warrants of Holmer or Lake Shore are exercised between the date of this Information Circular and the closing of the Arrangement). On such a basis, Holmer Shareholders will own approximately 46.7% of Lake Shore and Lake Shore Shareholders will own approximately 53.3% of Lake Shore, post-Arrangement.

Lake Shore will continue to be listed on the TSX Venture and will retain the name "Lake Shore Gold Corp.". Lake Shore will continue to explore and develop its primary property being the Timmins Gold Project and continue to explore the combined properties of Lake Shore and Holmer. See "Lake Shore – Post-Arrangement" for disclosure about its operations, post-Arrangement.

DIRECTORS AND OFFICERS OF LAKE SHORE – POST-ARRANGEMENT

The Companies have agreed under the Arrangement Agreement that on the Effective Date the board of directors of Lake Shore will consist of eight (8) directors comprised of Daniel G. Innes, Anthony R. Harvey, John G. Paterson, Thomas W. Beattie, Michael D. Winn and Murray A. Gordon from Lake Shore and Dr. K. Sethu Raman and Edward J. Svoboda from Holmer. Dr. Raman and Mr. Svoboda will take office after the closing of the Arrangement. The following table and notes thereto sets forth the names of each person who are anticipated to be a director or officer following the Arrangement, the municipality in which he or she is ordinarily resident, positions to be held by such person, his or her principal occupation, and the number of Lake Shore Shares beneficially to be held following the completion of the Arrangement.

Name and Municipality of Residence and Position Post-Arrangement	Principal Occupation during the past five years[(1)]	No. of Lake Shore Shares to be Held[(2)]
ANTHONY R. HARVEY[(3)] West Vancouver, BC Chair (Post-Arrangement)	Director of Lake Shore; Chairman and Director of Oremex Resources Inc., Director of Terra Energy; President of ARH Management Limited (private management and mining consulting company);	458,000
DANIEL G. INNES [(6)] West Vancouver, B.C. President, Chief Executive Officer (Post-Arrangement)	Director, President of Lake Shore and Aurora, Director & VP Exploration of Southwestern Resources; (all public mineral exploration companies); President, D.G. Innes & Associates Ltd. (private consulting company).	28,500
JOHN G. PATERSON [(5) (6)] Vancouver, BC Director (Post-Arrangement)	Director of Lake Shore; President, CEO &Director of Southwestern Resources; President & Director of Superior Diamonds Inc. (all public mineral exploration companies); President of Glengarry Resource Management Inc. (private consulting company).	110,000

Name and Municipality of Residence and Position Post-Arrangement	Principal Occupation during the past five years[1]	No. of Lake Shore Shares to be Held[2]
THOMAS W. BEATTIE West Vancouver, B.C. Director (Post-Arrangement)	Director of Lake Shore and Superior Diamonds Inc.; VP, Corporate Development and Corporate Secretary of Southwestern Resources and Aurora; and Director of Westvista Management Inc. (private consulting company).	132,800
MURRAY A. GORDON [3] [4] [5] North Vancouver, BC Director (Post-Arrangement)	Director of Lake Shore and Superior Diamonds Inc. (public mineral company); retired during the period December 2000 to March 2004; prior to December 2000, Vice President, Finance and Chief Financial Officer of Southwestern Resources and Aurora (all mineral exploration companies).	Nil
MICHAEL D. WINN [3] [4] [5] California, USA Director (Post-Arrangement)	Director of Lake Shore; President of Terrasearch Inc. (financial consulting company).	150,000
DR. K. SETHU RAMAN [6] Toronto, Ontario Director (Post-Arrangement)	President of Holmer since 1986.	875,260*
EDWARD J. SVOBODA [4] Toronto, Ontario Director (Post-Arrangement)	Director of Holmer, Vice President, Benamas Services Group which provides income tax and accounting services to small businesses and individuals.	580,333*
PARKASH ATHWAL Ladner, BC Chief Financial Officer (Post-Arrangement)	Chief Financial Officer of Lake Shore and Superior Diamonds Inc.; Vice President, Finance and CFO of Southwestern Resources and Aurora.	76,000
SUSY HORNA Surrey, BC Secretary (Post-Arrangement)	Corporate Secretary of Lake Shore and Superior Diamonds Inc.; Executive Legal Assistant for Southwestern Resources and Aurora.	9,000
MICHAEL J. BYRON Sudbury, Ontario Vice President (Post-Arrangement)	Vice President Exploration, Exploration of Lake Shore and Aurora.	125,000

(1) Includes occupations for preceding five years unless the director was elected at the previous Annual General Meeting and shown as a nominee for election as a director in the Information Circular for that meeting.

(2) The approximate number of voting shares of Lake Shore to be beneficially owned, directly or indirectly, or over which control or direction will be exercised on a post-Arrangement basis based upon the number of Lake Shore Shores and Holmer Shares owned as at the date of this Information Circular.

(3) Proposed member of Corporate Governance and Nominating Committee.

(4) Proposed member of the Audit Committee of Lake Shore, Post-Arrangement.

(5) Proposed member of the Compensation Committee of Lake Shore, Post-Arrangement.

(6) Proposed member of the Environmental and Safety Committee of Lake Shore, Post-Arrangement.

* Based on the number of Holmer Shares held on November 5, 2004.

Backgrounds of Management and Directors

The biographies of senior management and directors of Lake Shore on completion of the Arrangement are set out below. See also "Holmer Gold Mines Limited – Directors and Officers" and "Lake Shore Gold Corp. – Directors and Officers".

Anthony R. Harvey is the former Chairman of and has been a director of Lake Shore since 2000. Mr. Harvey is also Chairman and a director of Oremex Resources Inc., a director of Rhodes Resources Corp. and the President of ARH Management Limited. Mr. Harvey was formerly the President and the Chairman of Azco Mining Inc. from 1989 to 2000.

Daniel G. Innes is the President, Chief Executive Officer and has been a director of Lake Shore since 2003. Mr. Innes is also a director, Chief Executive Officer and President of Aurora; a director and Vice President of Exploration of Southwestern Resources; and the President of D.G. Innes & Associates Ltd.

John G. Paterson has been a director of Lake Shore since 2002. Mr. Paterson is also the President, Chief Executive Officer and a director of Southwestern Resources; the President, Chief Executive Officer and a director of Superior Diamonds Inc.; and the President of Glengarry Resource Management Inc.

Thomas W. Beattie is currently a director of Lake Shore and Superior Diamonds Inc. ("**Superior**"). Mr. Beattie is also the Vice President of Corporate Development and Corporate Secretary of Southwestern Resources and Aurora and he is also a director of Westvista Management Inc.

Michael D. Winn is currently a director of Lake Shore, Aurora and Quest Capital Corp. Mr. Winn is President of Terrasearch Inc., a financial consulting company.

Murray A. Gordon is currently a director of Lake Shore and Superior. Mr. Gordon was retired from December 2000 to March 2004. Mr. Gordon was formerly Vice President of Finance and Chief Financial Officer of Southwestern and Aurora, as well as Canabrava Diamond Corporation prior to its business combination with Superior.

Dr. K. Sethu Raman is currently the President and a Director of Holmer. Dr. Raman has been a director since 1986.

Edward J. Svoboda is currently a director since 1998 and Chief Financial Officer of Holmer. Mr. Svoboda is also Vice President of Benamas Services Group, a company providing income tax and accounting services to small businesses and individuals.

Parkash Athwal is currently Chief Financial Officer of Lake Shore and will continue in this position following the Arrangement. Ms Athwal is also Chief Financial Officer of Superior. and Vice President, Finance and CFO of Southwestern Resources and Aurora.

Michael J. Byron is currently Vice President, Exploration of Lake Shore and will continue in this position following the Arrangement. Mr. Byron is also Vice President, Exploration of Aurora.

Susy Horna is currently Corporate Secretary of Lake Shore and will continue in this position following the Arrangement. Ms Horna is also Corporate Secretary of Superior and Executive Legal Assistant for Southwestern Resources and Aurora.

REASONS FOR THE ARRANGEMENT

Pursuant to a Letter Agreement dated October 20, 2004 among Lake Shore and Holmer, Lake Shore agreed to acquire all the issued and outstanding shares of Holmer by the issuance of one (1) Lake Shore Share for every 1.5 Holmer Shares. Lake Shore and Holmer each own 50% of the Timmins Gold Project in Ontario.

The business combination between Holmer and Lake Shore pursuant to the Arrangement Agreement was negotiated by Holmer and Lake Shore on the basis that the shareholders of Holmer and Lake Shore would benefit from combining the interests of Holmer and Lake Shore for the purposes of exploring and developing the Timmins Gold Project, and to create a larger company with greater efficiencies as set forth under "Recommendations of the Directors". Holmer and Lake Shore believe that the Arrangement is in the best interests of their respective shareholders for numerous reasons, but in particular the Companies believe that developing the Timmins Gold Project through a combined entity will create the best prospects for long-term value for shareholders. Benefits include the fact that the Arrangement will result in a larger public trading company with greater market capitalization and a stronger balance sheet, 100% ownership of the Timmins Gold Project as well as a portfolio of other properties of merit, experienced directors and greater ability to attact financing.

In determining the number of Lake Shore Shares to be issued in exchange for the Holmer Shares, the board of directors of Holmer retained Semeniuk and the board of directors of Lake Shore retained Glanville to provide fairness opinions in respect of the Arrangement on behalf of the two Companies. The Fairness Advisors based their opinions upon a consideration of relevant factors including the market value, financial and other assets, liabilities, contingent liabilities and risks as applicable to each of Holmer and Lake Shore. The Fairness Opinions have been prepared for, and reviewed by, the board of each of Holmer and Lake Shore.

The boards of directors of each of Holmer and Lake Shore has considered all information provided, including the advantages and disadvantages of the Arrangement Agreement and the transactions contemplated thereunder discussed below under "The Arrangement - Recommendation of the Directors". See also "The Arrangement – Holmer Fairness Opinion", "The Arrangement – Lake Shore Fairness Opinion" and the financial statements attached to this Information Circular. The directors and officers of each of Holmer and Lake Shore have each indicated that they, subject to the conditions of closing, intend to vote their respective shareholdings in favour of the Arrangement and Acquisition as applicable.

RECOMMENDATIONS OF THE DIRECTORS

Holmer

The board of directors of Holmer has reviewed the terms and conditions of the Arrangement Agreement and the transactions contemplated thereunder and has received the Fairness Opinion provided by Semeniuk, and has concluded that such transactions are fair and reasonable to the Holmer Shareholders, and in the best interests of Holmer. The board of directors of Holmer therefore recommends that the Holmer Shareholders vote in favour of the Continuance Resolution and the Arrangement Resolution and any other related resolutions proposed by the board of directors as set out in the Notice of Meeting. Each of the directors and officers has indicated his intention to vote his Holmer Shares in favour of the Continuance Resolution and the Arrangement Resolution and has consequently entered into a Lock-Up Agreement with respect to his Holmer Shares. See "Effective Date and Conditions of Arrangement – Conditions to the Arrangement Becoming Effective".

In arriving at its conclusion, the board of directors of Holmer considered, among other matters:

(a) the benefits of operating the Timmins Gold Project through one combined entity;

(b) information with respect to the financial condition, business and operations, on both a historical and prospective basis, of both Holmer and Lake Shore including information in respect of Holmer and Lake Shore on a pro forma consolidated basis;

(c) information provided by Lake Shore with respect to its properties;

(d) the procedures by which the Arrangement is to be approved, including the requirement for approval by the Court after a hearing at which fairness will be considered;

(e) the tax treatment of Holmer Shareholders under the Arrangement;

(f) the availability of rights of dissent to Holmer Shareholders with respect to the Arrangement;

(g) the management groups and technical teams of Holmer and Lake Shore;

(h) the fairness opinion from Semeniuk;

(i) after the Arrangement, Lake Shore will have a significant asset base, and greater combined capitalization and liquidity;

(j) through greater size and diversity, more exposure to potential investment opportunities;

(k) a strong balance sheet with working capital of approximately $3,900,000; and

(l) enhanced share trading liquidity.

The board of directors of Holmer also identified disadvantages associated with the Arrangement Agreement and the transactions contemplated thereunder, including the fact that the Holmer Shareholders after the Arrangement will be subject to:

(a) dilution of their interest in Holmer;

(b) the risk factors applicable to Lake Shore. See "Arrangement Risk Factors", "Lake Shore Gold Corp. – Risk Factors" and "Lake Shore – Post-Arrangement – Risk Factors"; and

(c) the possibility that there may be adverse tax consequences to certain holders of securities of Holmer. See "Canadian Federal Income Tax Considerations" and "United States Federal Income Tax Considerations".

Lake Shore

The board of directors of Lake Shore has reviewed the terms and conditions of the Arrangement Agreement and the transactions contemplated thereunder and has received the Fairness Opinion provided by Glanville, and has concluded that such transactions are fair and reasonable to its shareholders, and in the best interests of Lake Shore and recommends that its shareholders vote in favour of the Acquisition Resolution as set out in the Notice of Meeting. Each of the Directors has indicated his intention to vote his Lake Shore Shares in favour of the Acquisition Resolution.

In arriving at its conclusion, the board of directors of Lake Shore considered, among other matters:

(a) the benefits of operating the Timmins Gold Project through one combined entity;

(b) information with respect to the financial condition, business and operations, on both a historical and prospective basis, of both Holmer and Lake Shore including information in respect of Holmer and Lake Shore on a pro forma consolidated basis;

(c) information provided by Holmer with respect to its Cuban property;

(d) the management groups and technical teams of Holmer and Lake Shore;

(e) the fairness opinion from Glanville;

(f) after the Arrangement, Lake Shore will have a significant asset base, and greater combined capitalization and liquidity;

(g) through greater size and diversity, more exposure to potential investment opportunities;

(h) a strong balance sheet with working capital of approximately $3,900,000; and

(i) enhanced share trading liquidity.

The board of directors of Lake Shore also identified disadvantages associated with the Arrangement Agreement and the transactions contemplated thereunder, including the fact that the Lake Shore Shareholders after the Arrangement will be subject to dilution of their interest in Lake Shore and there may be additional risks applicable to the operations of Holmer. See "Arrangement Risk Factors", "Lake Shore Gold Corp. – Risk Factors" and "Lake Shore – Post-Arrangement – Risk Factors".

ARRANGEMENT RISK FACTORS

The Lake Shore securities to be issued pursuant to the Arrangement are speculative and subject to a number of risk factors. Shareholders of Holmer and Lake Shore should review carefully the risk factors set forth under "Holmer Gold Mines Limited – Risk Factors", "Lake Shore Gold Corp. – Risk Factors" and "Lake Shore – Post-Arrangement – Risk Factors".

EFFECTS OF THE ARRANGEMENT ON SHAREHOLDERS' RIGHTS

As a result of the Continuance and Arrangement, all Holmer Shareholders will become Lake Shore Shareholders. As a result, Holmer Shareholders will be shareholders of a British Columbia company governed by the BCBCA and by Lake Shore's constating documents, unless they exercise Dissent Rights in connection with the Arrangement.

CONDUCT OF MEETING AND OTHER APPROVALS

Holmer Shareholder and Court Approval of the Arrangement

In order for the Arrangement to be effected, the BCBCA requires the Arrangement Agreement to be approved by special resolution (the "**Arrangement Resolution**") passed by the Holmer Shareholders. The complete text of the Arrangement Resolution to be presented to the Holmer Meeting is set forth in Schedule "H". The Arrangement Resolution must be approved by a majority of at least two-thirds of the votes of those Holmer Shareholders who are present and vote either in person or by proxy at the Holmer Meeting.

The Arrangement, under the BCBCA, requires the approval of the Court.

On November 30, 2004, prior to mailing of the material in respect of the Holmer Meeting, Holmer obtained an Interim Order providing for the calling and holding of the Holmer Meeting and other procedural matters and issued a Notice of Application for the final order (the "**Final Order**") to approve the Arrangement. Attached to this Information Circular are copies of the Interim Order as Schedule "F" and the Notice of Application for the Final Order as Schedule "G".

The Court hearing in respect of the Final Order is scheduled to take place at 10:00 a.m., Vancouver time, on December 30, 2004, following the Holmer Meeting or as soon thereafter as counsel for Holmer may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, subject to the approval of the Continuance Resolution and the Arrangement Resolution at the Holmer Meeting. ***Holmer Shareholders who wish to participate in or be represented at the Court hearing should consult with their legal advisors as to the necessary requirements.***

At the Court hearing, Holmer Shareholders and creditors of Holmer who wish to participate or to be represented or to present evidence or argument may do so, subject to the rules of the Court. Although the authority of the Court is very broad under the BCBCA, Holmer has been advised by counsel that the Court will consider, among other things, the fairness and reasonableness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct. The Court's approval is required for the Arrangement to become effective and the Court has been informed that if such approval is obtained, this will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof with respect to, among other things, Lake Shore Shares to be issued pursuant to the Arrangement as described below under "Securities Laws Considerations - - U.S. Securities Laws". In addition, it is a condition of the Arrangement that the Court will have determined, prior to approving the Final Order, that the terms and conditions of the exchanges of shares contemplated by the Arrangement are fair to those Holmer Shareholders to whom securities will be issued upon completion of the Arrangement.

Under the terms of the Interim Order, each Holmer Shareholder will have the right to appear and make representations at the application for the Final Order. Any person desiring to appear at the hearing to be held by the Court to approve the Arrangement pursuant to the Notice of Application is required to file with the Court and serve upon Holmer at the address set out below, on or before 12:00 p.m., Vancouver time, on December 23, 2004, a notice of his, her or its intention to appear ("**Appearance Notice**"), including his, her or its address for service, together with any evidence or materials which are to be presented to the Court. The Appearance Notice and supporting materials must be delivered, within the time specified, to Holmer:

Attention: c/o Alastair Wade
Gourlay Spencer Wade
Barristers and Solicitors
Suite 300 - 744 West Hastings Street
Vancouver, British Columbia
V6C 1A5

Regulatory Approvals

If the Continuance Resolution and Arrangement Resolution are approved by the requisite majority of Holmer Shareholders, final regulatory approval of the Court must be obtained for all the transactions contemplated by the Arrangement before the Arrangement may proceed.

The Holmer Shares currently trade on the TSX Venture. Holmer is a reporting issuer in Alberta, British Columbia and Ontario. Lake Shore is a reporting issuer in British Columbia, Alberta and Québec.

An application has been made to the QSC for a decision under Section 50 of the *Securities Act* (Québec) exempting the issuance of Lake Shore Shares from prospectus requirements. See "Canadian Securities Laws" herein.

Shareholders of Holmer should be aware that the foregoing approvals have not yet been given by the regulatory authorities referred to above. Holmer cannot provide any assurances that such approvals will be obtained.

HOLMER FAIRNESS OPINION

General

The board of directors of Holmer engaged Semeniuk (in this section, the "**Financial Advisor**") to provide with an appropriate independent basis to evaluate the fairness of the terms of the Arrangement.

The Financial Advisor is not an insider, associate or affiliate of Holmer or Lake Shore. The Financial Advisor has not acted as advisor to Holmer or its respective affiliates in connection with the Arrangement and has not prepared previous evaluations of Holmer or Lake Shore.

A summary of the opinion (the "**Holmer Fairness Opinion**") prepared by Mr. Semeniuk, the Financial Advisor, is provided below. The summary is qualified in its entirety by the full text of the Holmer Fairness Opinion. The analysis conducted by the Financial Advisor, as described in the Holmer Fairness Opinion, must be considered as a whole. To focus on specific portions of the analysis and of the factors considered, without considering all analyses and factors, could create an incomplete and misleading view of the processes underlying the Holmer Fairness Opinion. **Furthermore, issued share capital has changed since the date of the opinion and certain calculations and references to issued shares and convertible securities will be different from disclosure elsewhere in this Information Circular.** Holmer Shareholders are urged to read the Fairness Opinion which is available for viewing in the same manner as material contracts. See "Holmer Gold Mines Limited – Material Contracts" herein.

Summary

Lake Shore and Holmer are junior mining exploration companies engaged in the exploration and development of gold and base metals properties primarily in Ontario and Quebec. Holmer also holds an interest in a feasibility stage silver project in Cuba.

In September 2004, Lake Shore met the requirements of its option agreement with Holmer and earned a 50% interest in the Timmins Gold Project. The property now has an audited indicated mineral resource of 724,000 ounces of gold, which is three times the resource estimate of 241,000 ounces reported by Holmer in 2002. Their respective 50% interests in the Timmins gold project represent the most important holding of each Company. Lake Shore and Holmer intend to advance the development of the Timmins project to feasibility and ultimately, production.

The Companies had previously agreed to put their separate interests in the Timmins gold project into a separate company. However, instead of incurring the costs associated with a new entity, the Companies agreed to combine their interests in Lake Shore through an amalgamation of Holmer with a wholly-owned subsidiary of Lake Shore whereby it was agreed that Lake Shore will acquire the Holmer Shares through a share exchange at the rate of 1.0 share of Lake Shore for every 1.5 Holmer Shares. The Companies announced the Arrangement on October 20, 2004. The closing prices of the Companies' shares for the week ending October 15 were $1.10, with respect for Lake Shore Shares, and $0.56 for Holmer's. Based

on these closing prices, the Arrangement provides Holmer shareholders with a premium in excess of 30% for their shares.

Assuming the conversion of all currently outstanding 'in-the-money' warrants and options issued by the companies, on completion of the Arrangement, the respective shareholders groups of each Company will collectively hold about 50% each of the shares of Lake Shore. That is, Lake Shore shares to be held by current shareholders of Holmer, including those shares that can be issued on the exercise of currently outstanding options and warrants, will represent 50% of the shares of Lake Shore on completion of the Arrangement. Similarly, current shareholders of Lake Shore, including those who are entitled to exercise currently outstanding in-the-money options and warrants, will collectively hold 50% of the shares of Lake Shore that will be outstanding on completion of the Arrangement. Consequently, the separate collective interests of Holmer shareholders in the Timmins gold project will not be diluted by the Arrangement.

Combining the property interests of both Companies into one entity, by the Arrangement, will facilitate future fund raising needed to support the development of the Timmins gold project and, as well, possibly lower the costs of financing. The reasons are at least twofold. Economies of scale obviously come into play as due diligence and legal costs will be lower for one Company rather than two separate financings for two Companies for the same total amount of funds. Also, if the separate 50% interests in the Timmins gold project are not combined, the remaining 50% interest not owned by each Company would represent a potential liability or source of uncertainty (i.e. risk) to the other party and the attendant increase in perceived risk would either increase the costs of financing and/or potentially lower the value of the project.

Based on the information and observations referred to in this report as well as the analyses conducted by Semeniuk, the most appropriate range of potential exchange ratios, in Semeniuk's opinion, was determined as within range limits of 1.311 to 2.00 Holmer Shares for each 1.0 Lake Shore Share. These ratios were established by referring to the market trading prices of the Companies' shares, the cash and near cash resources of the Companies as well as to the estimated net asset values of the major assets of the Companies.

Scope of Review

In preparing the Holmer Fairness Opinion, the Financial Advisor, relied on information provided by the managements of Holmer and Lake Shore and the companies' legal advisors and referred to technical reports prepared for the Companies as well as publicly available documents and information on the Companies. The writer also reviewed the Companies' SEDAR filings. Other information pertaining to stock trading prices and volumes was accessed through Canada Stockwatch.

Documents and sources of information accessed by the writer included:

(a) The letter agreement between Lake Shore and Holmer dated October 20, 2004;

(b) The letter agreement between the Companies dated May 24, 2003 respecting the Timmins Gold Project;

(c) The 2003 annual reports and second quarter reports to June 30, 2004 of Holmer and Lake Shore;

(d) The annual information form of Holmer filed in 2004 and available on SEDAR;

(e) Selected press releases of the Companies available on SEDAR in particular;

(f) Annual Information Form for 2003 for Aurora;

(g) Aurora, second quarter report to June 30, 2004;

(h) Project descriptions on Bazooka and Thunder Creek properties provided by Lake Shore;

(i) Technical Report, Timmins Gold Project, prepared for Lake Shore Gold Corp. by L.D.S. Winter, P.Geo. dated September 28, 2004;

(j) Technical Review of the Holmer Gold Property prepared for Lake Shore, Watts, Griffis and McQuat Limited dated September 7, 2004;

(j) Geological Report on the Timmins Gold Project prepared for Holmer, David Beilhartz, P.Geo. dated December 1, 2003;

(k) National Instrument 43-101 Summary Report covering the Murphy Mine Property, District of Algoma prepared for Holmer, John C. Archibald B.Sc. dated April 18, 2004; and

(l) National Instrument 43-101 Report on the Loma Hierro Mining Concession Silver Deposit Cuba prepared for Holmer, Terence J. Bottrill, P. Eng., Bottrill Geological Services dated November 2003.

Approach to Fairness

In assessing the fairness the Arrangement, the Fairness Advisor analyzed, reviewed and considered a number of other factors and characteristics of the Companies' shares and holdings. Among these being the following:

(a) The effective pricing of Holmer shares under the Arrangement terms and the perceived premium inherent in the exchange ratio;

(b) The relative selected past and present trading prices of the shares and respective trading volumes of Lake Shore and Holmer on TSX Venture over recent selected periods of time;

(c) Each Company's holding of a 50% interest in the Timmins gold project;

(d) The recent appreciation in the Companies' shares and the subsequent appreciation in the market capitalizations of the companies;

(e) The exchange ratio suggested by the current market pricing and numbers of outstanding shares of the Companies upon the exercise of relevant outstanding warrants and options;

(f) The other mineral projects and financial resources of the respective Companies;

(g) The cash and near cash resources of the Companies, the current working capital positions, the exploration and development and financing requirements of the Companies;

(h) The respective book values of Lake Shore's and Holmer's other mineral exploration properties;

(i) The improved liquidity the Arrangement provides to the minority shareholders of the Companies;

(j) The fact that the proportional ownership position of Holmer shareholders in the Timmins Gold Project is not diluted by the effective terms of the Arrangement, as the collective proportional ownership position of Holmer Shareholders in the outstanding shares of Lake Shore will remain unchanged, that is at approximately 50%;

(k) The potentially improved facilitating of future financing requirements the Arrangement provides by combining each Company's respective 50% in the Timmins Gold Project into one company; and

(l) The effective proportional ownership position of Holmer's Shareholders in the Timmins Gold project on completion of the Arrangement.

Considerations as to Value

Apparent Pricing of Holmer Shares

Under the terms of the Arrangement Holmer shareholders will receive 1.0 share of Lake Shore for every 1.5 Holmer shares held. At the closing price of Lake Shore shares for the week ending October 15, 2004 of $1.10 a share, the Arrangement effectively values Holmer shares at $0.733 a share, that is, $1.10/1.5. This attributed value for Holmer shares, in terms of Lake Shore shares, represents a premium in excess of 30% over the $0.56 closing price of Holmer shares on October 15, 2004.

Selected Recent Trading Volumes and Values

The table below shows trading volumes and an approximate order of magnitude value of traded shares that is based on the mid point closing values of the respective company's shares multiplied by the volume of shares traded in the respective period. For example, the approximate value of trading in Holmer shares for the one month period to October 15, 2004 is based on the following calculation:

4.44 mm X ($0.56 + $0.385) / 2 = $2.10 million

The value of 0.385 in the preceding calculation is the closing price of Holmer shares on the first trading day in the 9/16 to 10/15 period. As indicated below, Holmer's shares closed at $0.37 a share on the last day of the 8/16 to 9/15 period.

	Lake Shore			Holmer		
	close price	volume	approx. value	close price	volume	approx. value
9/16 –10/15	1.10	1,815,590	$1.73 mm	0.56	4,436,084	$2.10 mm
8/16 – 9/15	0.77	596,541	$0.44 mm	0.37	1,507,463	$0.48 mm
7/16 – 8/15	0.68	1,557,069	$1.18 mm	0.30	538,500	$0.17 mm

Once it became apparent that Lake Shore had earned its 50% interest in the Timmins gold project, the trading activity in the companies' shares suggests that investors became relatively indifferent as to whether to purchase Lake Shore or Holmer shares for exposure to the Timmins gold project. This conclusion is based on the similarity in the estimated approximate dollar values in trading of the companies' shares, which are $1.73 million for Lake Shore and $2.10 million for Holmer.

Calculations shown previously in this summary of the Fairness Opinion show the approximate increase in the market capitalizations of Lake Shore and Holmer since August 16, 2004. The significance of this

time period is that the prices of the companies' shares had reached plateau levels. Then moving through to the end of August into September, Lake Shore subsequently announced the tripling of indicated gold resources at the Timmins gold project from 241,230 uncut ounces to 724,000 uncut ounces. More significantly, Lake Shore's success in increasing the gold resources on the Timmins gold project to over 500,000 ounces met an important requirement under its option agreement with Holmer, which enabled Lake Shore to earn its 50% interest in the project.

The calculations estimating the approximate increase in the companies' market capitalizations are based on primary shares outstanding and share closing prices on August 16, 2004. The similarity in the increases in the market capitalization of each company suggests that the market was valuing each company primarily on its holding of a 50% interest in the Timmins gold project. In other words, the increase in value of each company's shares is related to its share of the Timmins gold project. Thus,

LSG - change in price, $1.10 per share - $0.70, times 34.52 mm shares = $13.8 million

HGM - change in price, $0.56 per share - $0.27, times 48.77 mm shares = $14.1 million.

Suggested Market to Market Exchange Ratio

As indicated in the previous section, the closing prices of the companies' shares as of October 15, 2004 were $1.10 a share and $0.56 a share, respectively. The ratio of the companies' closing share prices suggests an exchange ratio of approximately 1.0 Lake Shore share for 2.0 Holmer shares. At the respective closing prices on September 15, 2004 of $0.77 and $0.37 respectively, an exchange ratio of almost 1.0 Lake Shore share for each 2.1 Holmer shares is indicated. Calculations based on market prices for the shares prior to September 15, 2004 are not relevant because the market only had become aware of the increase in indicated resources on the Timmins Gold Project subsequent to September 10th.

Effect of Options and Warrants on Working Capital

The table below, based on the companies' second quarter reports to June 30th, shows that both companies have sufficient working capital to carry on with their respective operations. The totals include in-the-money options (vested as at December 31, 2004) and warrants of both companies

	Lake Shore	**Holmer**
Net Working Cap. 6/30	$3,010,155	$1,848,359
Payment LSG to HGM	(150,000)	150,000
Options & Warrants	1,708,035	3,692,477
	$4,568,191	$5,690,836

From this comparison it is evident that Holmer is not being driven into the Arrangement for lack of funding. Both companies have demonstrated the ability of raising the necessary resources for the development of their respective properties. Additionally, Lake Shore's minor properties and option agreements do not drive the Arrangement as Holmer has advanced properties with measured resources. In their initial joint venture agreement the companies had previously indicated that upon Lake Shore earning its 50% interest in the Timmins Gold Project, the companies would transfer their separate interests in the Timmins Gold Project into a separate company. The terms of the Arrangement preclude the necessity of incurring the expenses associated with forming a separate entity as the collective 50% interest of Holmer shareholders in the Timmins Gold Project will be upheld.

Valuation of Holmer Based on Market Capitalization of Lake Shore

The following table is based on Holmer's presumption that as the Timmins Gold Project is driving the market valuation of both companies, the project should have equivalent value to both companies. The highest valuation for the Timmins Gold Project is to assume that it accounts for the entire market valuation of Lake Shore less working capital. In the money options are included in working capital. Accepting this assumption, the market valuation of the Timmins Gold Project is $38,122,769. Thus,

Market capitalization of Lake Shore	$1.10 X 38,809,964	=	$42,690,960
Deduct Working Cap. at 6/30			4,568,191
Value of Timmins Gold Project			$38,122,769

With the market valuation of the Timmins Gold Project calculated as $38,122,769, it is now possible to calculate a market based value for Holmer, see below. The Cuban silver project is included because it is at the feasibility stage. The project is arbitrarily valued by the writer at 10% of the value of Holmer's share of contained silver, that is, at US$0.70 per ounce on Holmer's 50% share of the 10.5 million ounce silver resource. On a similar basis a feasibility stage the Timmins Gold Project would currently be valued at about US$42.50 per ounce. Thus,

The value of Timmins Gold Project to HGM (based on market capitalization of Lake Shore)	$38,122,769
Add: Cuban silver project	4,600,000
Working capital and value of warrants & options	5,690,836
Value of HGM at full dilution	$48,413,605
Shares outstanding - fully diluted	57,680,571
Value per share – fully diluted	$0.839 p.s.

On this basis, the aggregate value of Holmer amounts to $48,413,605 or $0.839 per share, which is consistent with the market valuation of Lake Shore of $1.10 a share. The indicated exchange ratio, based on the valuation of Holmer at $0.839 a share, is 1.0 Lake Shore share = 1.311 Holmer shares, the calculation being $1.10/$0.839.

Implicit in this expression of relative share values is the assumption that the lesser projects of each company are offset against the other's lesser projects. However, it is understandable how a discount could be applied to the Cuban silver project because of political and legal uncertainties as such factors make fund raising problematic.

Potential for Less Dilution in Future Financings

Improved fund raising capacity brought about through the combination of the respective 50% company interests in the Timmins Gold Project under one corporate entity and the facilitation of advancing the development of the project will potentially enhance the interests of current Holmer shareholders as the liquidity, which is volume of trading in terms of Lake Shore shares could improve. Additionally, increased trading volume should decrease the volatility in share trading prices. These considerations have value and pricing implications and may result in fewer shares having to be issued at any given level of future financing.

Tax Implications to Certain Shareholders

Holmer expects that for the most part the Arrangement will have no material adverse tax effects on the majority of its shareholders. However, shareholders should check with their tax advisors for exceptions that might arise due to particular cases. As a corporate entity, Lake Shore, on a post Arrangement basis, must be able to manage its affairs as best it can to maximize its value as a corporate entity. Consequently, this Fairness Opinion relates to the proposed Arrangement and its effect on current Holmer shareholders on a pretax basis, which is generally the norm in such an assignment.

Observations on Arrangement Terms

Under the proposed Arrangement exchange ratio of 1.0 Lake Shore share for every 1.5 Holmer shares Lake Shore would issue a total of 38,453,714 shares for 57,680,571 Holmer shares currently outstanding or issuable under outstanding in-the-money options (vested prior to December 31, 2004) and warrants. As Lake Shore currently has 38,809,964 shares outstanding or issuable under warrants and options, the ownership of the 77,263,678 Lake Shore shares on a post Arrangement basis will be collectively split on an approximate 50% to 50% (actually 49.8% to 50.2%) basis between the current shareholders of Holmer as a group and Lake Shore shareholders as a group. The effective 50% to 50% ownership split on a post Arrangement basis coincides with each company's 50% ownership interest in the Timmins Gold Project, which now represents the most important resource holding of each company.

The proposed Arrangement does not impair the ownership position of current Holmer shareholders in the Timmins Gold Project. On a post-Arrangement basis, current Holmer shareholders will hold the same proportional interest in the Timmins Gold Project through their ownership of Lake Shore Shares.

The proposed exchange ratio of 1.0 : 1.5 lies in between the ratio of the companies' share price - 1.0 : 2.0, and the adjusted market value of the companies' principal assets of 1.0 : 1.311. The latter calculation ignores the companies' minor projects but includes Holmer's feasibility stage Cuban silver project. Additionally, the proposed exchange ratio of 1.0 : 1.5 translates into a premium in excess of 30% for current Holmer shareholders based on the closing market price of the shares on October 15, 2004, prior to the announcement of the proposed Arrangement.

In the Fairness Advisor's opinion the Arrangement is fair from a financial perspective because the agreed exchange ratio of 1.0 Lake Shore share for every 1.5 Holmer shares is within the range of 1.0 Lake Shore share for 2.0 Holmer shares and 1.0 Lake Shore share for every 1.311 Holmer shares. The lower limit of 1.0 for 2.0 is based on the recent market trading prices of the company's shares. The upper limit, which is based on an asset value calculated for Holmer, includes Holmer's 50% interest in the Timmins Gold Project as well as its feasibility stage silver project in Cuba and the company's warrants and options that will be vested by December 31, 2004.

The effective business combination of Holmer and Lake Shore will also represent a potential savings in the administrative, auditing, legal and maintenance costs for the shareholders of the companies as these expenses will be lower for one entity rather than if the companies might have continued as separate entities. Thus, such savings and funds as might be generated will be available for exploration of the Timmins Gold Project or on other combined property holdings of the companies. To the extent that the companies may have some common shareholders, who in recent months might have purchased shares of the companies in response to the success of Lake Shore's drilling programs on the Timmins Gold Project, the Arrangement could also reduce the number of duplicate shareholders and significantly lower the mailing, printing costs and transfer agency costs associated with mailings of quarterly and annual reports to such shareholders.

Conclusion as to Fairness

Based on the information, observations, assumptions and limitations and analyses and other relevant factors regarding the Lake Shore Share value, the Financial Advisor is of the opinion that the proposed exchange ratio for all outstanding Holmer shares under the Arrangement on the basis of 1.0 Lake Shore Share for every 1.5 Holmer shares is fair, from a financial point of view, to all Holmer Shareholders as a whole, including the minority shareholders of Holmer.

LAKE SHORE FAIRNESS OPINION

General

The board of directors of Lake Shore engaged a financial advisor, Ross Glanville & Associates Ltd. (in this section, the "**Financial Advisor**"), to provide the board of directors of Lake Shore with an appropriate independent basis to evaluate the fairness of the terms of the Arrangement.

The Financial Advisor is not an insider, associate or affiliate of Holmer or Lake Shore. The Financial Advisor has not acted as advisor to Lake Shore or its respective affiliates in connection with the Arrangement and has not prepared previous evaluations of Holmer or Lake Shore.

A summary of the opinion (the "**Lake Shore Fairness Opinion**") prepared by the Financial Advisor is provided below. The summary is qualified in its entirety by the full text of the Lake Shore Fairness Opinion. The analysis conducted by the Financial Advisor, as described in the Lake Shore Fairness Opinion, must be considered as a whole. To focus on specific portions of the analysis and of the factors considered, without considering all analyses and factors, could create an incomplete and misleading view of the processes underlying the Fairness Opinion. **Furthermore, issued share capital has changed since the date of the opinion and certain calculations and references to issued shares and convertible securities will be different from disclosure elsewhere in this Information Circular**. Lake Shore Shareholders are urged to read the Lake Shore Fairness Opinion which is available for viewing in the same manner as material contracts. See "Holmer Gold Mines Limited – Material Contracts" herein.

Summary

The Fairness Advisor was retained by the Board of Directors of Lake Shore to determine the fairness to the shareholders of Lake Shore of the proposed business combination of Lake Shore and Holmer. In order to provide the Fairness Opinion, the Fairness Advisor estimated the net asset values of each of the companies, reviewed the relative share trading price histories, and determined relative net asset values per share, among other things. The net asset values were calculated utilizing the Fair Market Values of the individual assets and liabilities of each company. For this purpose, Fair Market Value means "the highest price available (at a specific time) in an open and unrestricted market between informed and prudent parties, acting at arm's length and under no compulsion or constraint to transact, expressed in terms of cash".

Lake Shore and Holmer have signed a letter agreement regarding the proposed acquisition by Lake Shore of all of the issued shares of Holmer, to be carried out by way of a statutory plan of arrangement. Holmer shareholders will be entitled to one share of Lake Shore for every 1.5 shares of Holmer held. Lake Shore will issue options and warrants to holders of all of Holmer's outstanding options and warrants to acquire shares of Lake Shore comparable to those previously held to acquire shares of Holmer (with the number of shares and the exercise prices of such Holmer securities to be adjusted proportionately to reflect the exchange ratio described above).

Lake Shore is a development stage mineral exploration company engaged in the acquisition and

exploration of mineral properties with prospects for hosting gold and base metal deposits. The Company is currently active in Canada, and holds a number of mineral properties in Ontario and Quebec (with its major property holding being its 50% interest in the Timmins Gold Project). Other assets of Lake Shore include working capital, shares of Holmer, a TSX Venture Exchange Listing, and income tax pools. Lake Shore is a reporting issuer in British Columbia, Alberta, and Quebec, and trades on the TSX Venture Exchange under the symbol LSG. At the present time, there are approximately 34.7 million shares issued[1], and the trading range over the three months prior to the announcement of the proposed business combination has been between $0.67 and $1.15 per share (with the last trade prior to the announcement of the combination being $1.09 per share).

Holmer is engaged in the acquisition, exploration and development of resource properties. The Company's major property holding is its 50% interest in the Timmins Gold Project, while its other properties include the Loma Hierro silver deposit in Cuba, the Murphy Gold property in Ontario, and the Devlin copper property in Quebec. Other assets of Holmer include working capital, a TSX Venture Exchange listing, income tax pools, and shares of Lake Shore. Holmer is incorporated under the Business Corporations Act (Ontario), and trades on the TSX Venture Exchange under the symbol HGM. At the present time, there are approximately 48.8 million shares issued, and the trading range over the three months prior to the announcement of the proposed business combination has been between $0.27 and $0.65 per share (with the last trade prior to the announcement of the combination being $0.58 per share).

The estimated values of the mineral property interests (as well as other assets and liabilities), and total net asset values for each of Lake Shore and Holmer, are set out in the following table (in millions of dollars):

	Lake Shore	Holmer
Mineral Properties:	$27.08	$27.08
Timmins Gold:		
Other Properties:	3.90	4.00
Working Capital	2.43	2.19
Shares of Holmer	0.55	0
Shares of Lake Shore	0	0.15
TSX Venture Exchange Listings:	0.30	0.30
Income Tax Pools:	0.32	0.35
Severence Payments:	0.00	(0.18)
Cash from Exercise of Options[2]	1.57	1.26
Cash from Exercise of Warrants[3]	0.13	2.44
Total Net Asset Values (millions of Cdn$):	$36.28	$37.30

Based on the foregoing net asset values, the net asset values per share for each of Lake Shore and Holmer are $0.935 ($36.28 million divided by 38,784,964[4] shares) and $0.636 ($37.30 million divided by 58,692,238[5] shares), respectively. As a result, the relative net asset values would indicate an exchange

[1] Aurora Platinum Corp. ("Aurora") owns 13.3 million shares of Lake Shore, or about 38.4% of the presently issued and outstanding shares of Lake Shore.
[2] These are all of the "in-the-money" options (with exercise prices less than the last share trading price prior to the announcement of the proposed business combination).
[3] These are all of the "in-the-money" warrants.
[4] This number includes the additional shares assumed to be issued upon the exercise of in-the-money options and warrants.
[5] This number includes the additional shares assumed to be issued upon the exercise of in-the-money options and warrants.

ratio of 1.47 shares of Holmer for each one share of Lake Shore ($0.935 divided by $0.6360). Utilizing the closing share prices in the few days prior to the announcement of the proposed business combination, an exchange ratio near 2.0 is indicated. Since the major asset of each of Lake Shore and Holmer is their respective 50% interests in the Timmins Gold Project, the Fairness Advisor believes that most of the weight should be placed on the exchange ratio determined from the relative net asset values[6].

In addition to the foregoing calculations, the Fairness Advisor considered a number of other factors, some of which are summarized below:

(a) the abilities of the separate companies to finance their ongoing exploration and development programs;

(b) the ownership dilution implications of the transaction;

(c) the number and exercise prices of the options and warrants of each of the companies;

(d) the technical and financial expertise of the proposed management and board of directors of the combined company;

(e) the size and financial strength of the combined company;

(f) the elimination of the overhead (including legal, accounting, office expenses, and administrative and management fees) required for managing two separate companies;

(g) the elimination of the duplication of stock exchange filings,

(h) the consolidation of the exploration teams of Holmer and Lake Shore;

(i) the prior expenditures, and exploration results to date for the exploration properties of each of Lake Shore and Holmer;

(j) the number of shares of Lake Shore held by Aurora (13,300,000, or about 38.4% of the presently issued shares of Lake Shore);

(k) the removal of the obligation of Lake Shore to form a new public company in which to vend the respective 50% interests of Holmer and Lake Shore in the Timmins Gold Project;

(l) the terms of property option/joint venture agreements of Lake Shore and Holmer;

(m) the expected increased liquidity for the shareholders of Holmer and Lake Shore;

(n) the out-of-the-money warrants and options of Lake Shore;

(o) the likelihood that the combined company would be in a better position to raise financing;

---

[6] In fact, the relative net asset values do not change materially even if the value of the Timmins Gold Project is valued substantially higher or lower than that determined by Glanville. For example, if the Timmins Gold Project is valued at only 50% of Glanville's value, the relative net asset value would only be reduced from 1.47 to 1.46 shares of Holmer for each one share of Lake Shore. Conversely, if the Timmins Gold Project is valued 50% higher than that determined by Glanville, the relative net asset value would only increase from 1.47 to 1.48 shares of Holmer for each one share of Lake Shore.

(p) the economies of scale that will likely accrue to the combined company;

(q) the prior and proposed financings of each company;

(r) the recent volumes and trading ranges of the companies' shares;

(s) the fact that there are certain common shares in the capital of Holmer which are subject to escrow;

(t) the fact that only two of the existing Holmer directors will become directors of the combined company; and

(u) the expectation that the combined property portfolio, along with the realization of some of the growth opportunities, should result in a greater following by brokers and investment dealers.

Scope of Review

In order to prepare the Fairness Opinion, the Fairness Advisor carried out the following, among other things:

(a) read the Technical Report on the Timmins Gold Project, by L.D.S. Winter, P. Geo., September 28, 2004;

(b) read the Technical Review of the Holmer Gold Property[7] in Bristol Township, Timmins Area, by Watts Griffis and McOuat, September 7, 2004;

(c) read the Geological Report on the Timmins Gold Project, by David Beilhartz, B.Sc. Hons., P. Geo.;

(d) reviewed the Letter Agreement between Lake Shore and Holmer (dated May 24, 2003) between Lake Shore and Holmer;

(e) read the annual reports of Holmer and Lake Shore for the year ended December 31, 2003, and quarterly reports to June 30, 2004 (as well as draft quarterly reports to September 30, 2004);

(f) read the draft agreement between Lake Shore and Holmer regarding the proposed business combination;

(g) had discussions with directors/officers/management of Lake Shore and Holmer;

(h) read a number of marketing reports related to the supply/demand balance and price outlooks for gold, silver, and copper;

(i) read prior valuations that he completed on a number of projects that are at a similar stage to those of Lake Shore and Holmer;

(j) read 2004 press releases of Holmer and Lake Shore;

[7] The Holmer Gold Property is now referred to as the Timmins Gold Project

(k) reviewed a large number of transactions related to the purchase/sale of mining exploration and development projects;

(l) reviewed joint venture and option terms on similar or comparable mineral projects;

(m) obtained prior expenditures by Holmer and Lake Shore on their respective mineral properties;

(n) determined market capitalizations of listed companies with similar or comparable mineral exploration properties;

(o) obtained current working capital positions of each of Lake Shore and Holmer;

(p) reviewed share trading histories of Holmer and Lake Shore;

(q) obtained the outstanding warrants and options (and exercise prices) on shares of each of Lake Shore and Holmer;

(r) reviewed current option, purchase, or joint venture agreements related to the mineral properties of Holmer and Lake Shore;

(s) reviewed the websites and news releases of both Holmer and Lake Shore;

(t) read the Lake Shore Management Information Circular for the meeting of shareholders on June 3, 2004;

(u) reviewed the Annual Information Form (dated May 10, 2004) of Holmer;

(v) read the Loma Hierro Mining Concession Silver Deposit, Cuba, by Bottrill Geological Services, November 2003 (which included a summary of the feasibility study prepared by Rescan Engineering Ltd., May 1999);

(w) reviewed proposed exploration budgets of Lake Shore and Holmer; and

(x) carried out such other reviews, calculations, analyses, research and investigations deemed appropriate

Approach to Fairness

For purposes of the Fairness Opinion, the proposed transaction would be fair to the shareholders of Lake Shore (from a financial point of view) if the financial value of the rights and interests attributable to Lake Shore shareholders after the proposed transaction is completed is not less than the financial value of their interests as shareholders prior to the proposed transaction. In other words, the proposed transaction should not result in a decrease in the financial value to the shareholders of Lake Shore.

Conclusion as to Fairness

Based on the calculation of net asset values in the Fairness Opinion, the net asset values per share for each of Lake Shore and Holmer are $0.935 ($36.28 million divided by 38,784,964[8] shares) and $0.636 ($37.30

---

[8] This number includes the additional shares assumed to be issued upon the exercise of in-the-money options and warrants.

million divided by 56,692,238[9] shares), respectively. As a result, the relative net asset values would indicate an exchange ratio of 1.47 shares of Holmer for each one share of Lake Shore ($0.935 divided by $0.6360). Utilizing the closing share prices in the few days prior to the announcement of the proposed business combination, an exchange ratio near 2.0 is indicated. Since the major asset of each of Lake Shore and Holmer is their respective 50% interests in the Timmins Gold Project, the Fairness Advisor believes that most of the weight should be placed on the exchange ratio determined from the relative net asset values[10]. As a result of the foregoing analysis, the difficulty in determining values of exploration projects, and other considerations as set out in the following paragraph, **it is the Fairness Advisor's opinion that the proposed exchange ratio of 1.5 shares of Holmer for each one share of Lake Shore is fair, from a financial point of view, to the shareholders of Lake Shore.** However, the Fairness Advisor expresses no opinion as to the expected trading price of the shares of Lake Shore if the proposed transaction is completed. Moreover, this Fairness Opinion does not constitute a recommendation to buy or sell the shares of Lake Shore or Holmer.

PROCEDURE FOR EXCHANGE OF HOLMER SHARES

On or about the Effective Date, a letter of transmittal will be forwarded to the former holders of Holmer Shares containing instructions as to how to exchange their Holmer certificates for certificates representing Lake Shore Shares.

1. <u>Procedure for Exchange for Holmer Shareholders</u>

(a) As soon as practicable after the Effective Date, the Depositary will forward, to each registered holder of Holmer Shares, a letter of transmittal and instructions for obtaining delivery of certificates representing Lake Shore Shares.

(b) In order to receive share certificates pursuant to the Arrangement, former Shareholders of Holmer must deliver to the Depositary **within six (6) years of the Effective Date** (i) their certificates representing Holmer Shares; (ii) a duly completed letter of transmittal and (iii) such other documents as the Depositary may require.

(c) Upon return of a properly completed letter of transmittal, together with certificates representing Holmer Shares, certificates for the appropriate number of Lake Shore Shares will be distributed without charge.

Certificates for the Lake Shore Shares issued to a former Holmer Shareholder who provides the appropriate documentation described above, shall be registered in such name or names and will be delivered to such address or addresses as such holder may direct in the letter of transmittal as soon as practicable after the receipt by the Depositary of the required documents.

2. Cancellation of Rights after Six Years

If a former Holmer Shareholder fails to deliver and surrender to the Depositary the former certificates for Holmer Shares together with a duly executed and completed letter of transmittal and other required

---

[9] This number includes the additional shares assumed to be issued upon the exercise of in-the-money options and warrants.

[10] In fact, the relative net asset values do not change materially even if the value of the Timmins Gold Project is valued substantially higher or lower than that determined by Glanville. For example, if the Timmins Gold Project is valued at only 50% of Glanville's value, the relative net asset value would only be reduced from 1.47 to 1.46 shares of Holmer for each one share of Lake Shore. Conversely, if the Timmins Gold Project is valued 50% higher than that determined by Glanville, the relative net asset value would only increase from 1.47 to 1.48 shares of Holmer for each one share of Lake Shore.

documents, the certificates representing the Lake Shore Shares, to which the Shareholder would otherwise have been entitled will be held by the Depositary for a maximum of six (6) years from the Effective Date.

Upon the expiry of six (6) years from the Effective Date, each such former certificate representing Holmer Shares shall cease to represent a right or claim of any kind or nature and the right of such former holder of Holmer Shares to receive certificates representing Lake Shore Shares, and the Lake Shore Shares issued to such former Holmer Shareholders shall be deemed to be surrendered to Lake Shore together with all dividends or distributions thereon declared or held for such holder.

3. Fractional Shares

No fractional Lake Shore Shares will be issued to Holmer Shareholders. No cash will be paid in lieu of fractional shares. Any fractions resulting will be rounded to the nearest whole number with fractions of one-half or greater being rounded to the next higher whole number and fractions of less than one-half being rounded to the next lower whole number.

The foregoing information is a summary only. For further details of procedures, see also Article 5 "Certificates and Documentation" of the Plan of Arrangement attached as Schedule "D".

FEES AND EXPENSES

All expenses incurred in connection with the Arrangement and the transactions contemplated thereby shall be paid by the party incurring such expenses, subject to the provisions related to the Break Fee as described under "Arrangement Agreement".

EFFECTIVE DATE AND CONDITIONS OF ARRANGEMENT

Effective Date

If the Arrangement Resolution and passed, the Final Order of the Court is obtained approving the Arrangement, every requirement of the BCBCA relating to the Arrangement has been complied with and all other conditions disclosed under "Conditions to the Arrangement Becoming Effective" are met, the Arrangement will become effective on the date (the "**Effective Date**") of the filing with the Registrar of Companies of British Columbia of a certified copy of the Final Order and such other documents as may be required by the Registrar of Companies of British Columbia.

Conditions to the Arrangement Becoming Effective

In order for the Arrangement to become effective, the following must have occurred:

(a) all necessary approvals of Holmer Shareholders by requisite majority will have been obtained in respect of the Continuance and the Arrangement;

(b) the Continuance must have been completed;

(c) all necessary approvals of Lake Shore Shareholders by requisite majority will have been obtained in respect of the Acquisition;

(d) the Arrangement must have been approved by the Court as described under "Conduct of Meeting and Other Approvals";

(f) the Final Order shall have been accepted by the Registrar of Companies of British Columbia for filing;

(g) there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated in the Arrangement;

(h) all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders, required, necessary or desirable for the completion of the Arrangement shall have been obtained from the persons, authorities or bodies having jurisdiction in the circumstances;

(i) the TSX Venture shall have accepted the Arrangement and shall have listed or conditionally approved the listing thereon of the Lake Shore Shares to be issued and issuable pursuant to the Arrangement;

(j) dissent rights shall not have been exercised prior to the Effective Date by Holmer Shareholders in respect of Holmer Shares representing, in the aggregate, 3% or more of the total number of Holmer Shares outstanding at such time;

(k) the issue of the Lake Shore Shares pursuant to the Arrangement will have been approved by all necessary corporate action to permit such shares to be issued as fully paid and non-assessable and will be exempt from the registration requirements of the U.S. Securities Act and the registration and prospectus requirements of applicable securities laws in each of the provinces and territories of Canada in which holders of Holmer Shares are resident;

(l) the board of directors of Lake Shore shall have been reorganized as described under "Directors of Lake Shore – Post Arrangement";

(m) the directors and senior officers of Holmer shall have entered into Lock-up Agreements whereby they will agree to vote their shares (including any shares acquired pursuant to the exercise of options and warrants but not for those acquired through the facilities of the TSX Venture) in support of the Continuance, the Arrangement and any matters ancillary thereto at the Holmer Meeting. The Lock-up Agreements shall also provide that the directors and senior officers of Holmer agree, in respect of any transfer of their shares, that the transferee will be required to agree that the shares so transferred shall be bound by the obligation to vote in favour of the matters set out above;

(n) termination of all employment, consulting and management agreements of Holmer on terms satisfactory to Lake Shore (including the consulting agreement between Holmer and Visa Gold Resources Inc. in consideration for payment by Holmer to Visa Gold Resources Inc. of the sum of $180,000);

(o) the Arrangement and Acquisition, respectively, shall have been approved by the boards of directors of each of Holmer and Lake Shore;

(p) Holmer and Lake Shore will be satisfied with the results of their respective due diligence reviews in connection with the transactions contemplated; and

(q) certain other conditions in favour of the parties shall have been fulfilled or waived and the Arrangement Agreement shall not have otherwise been terminated as provided therein.

In addition to other standard covenants by the parties for transactions of this nature, Lake Shore has agreed to use its commercially reasonable efforts to, following the completion of the Arrangement, expeditiously make all applications and assist the holders of 260,715 Holmer Shares which are held in escrow to have those shares released from escrow.

The full particulars of the Arrangement are contained in the Plan of Arrangement attached to the Arrangement Agreement. A copy of the Plan of Arrangement is attached as Schedule "D" and incorporated by reference into this Information Circular. See also "Arrangement Agreement" below.

Notwithstanding the approval of the Arrangement Resolution by Holmer Shareholders and the approval of the Acquisition Resolution by Lake Shore Shareholders, the said Resolutions authorize the directors of the Holmer and Lake Shore, respectively, to abandon the transactions contemplated by the Arrangement Agreement without further approval from their respective Shareholders.

HOLMER AND LAKE SHORE CONVERTIBLE SECURITIES

Under the Arrangement Agreement Lake Shore has agreed to assume all of Holmer's obligations to issue Holmer Shares under Holmer Exchangeable Options and Holmer Warrants on the basis that Lake Shore will issue one (1) Lake Shore Share for every 1.5 Holmer Shares to which the holder of the Holmer Exchangeable Option or Holmer Warrant is entitled at the same exercise price to be adjusted proportionately to reflect the 1:1.5 exchange ratio. The following tables sets out the current outstanding Holmer Exchangeable Options and Holmer Warrants as at November 5, 2004 and the current and proposed options and warrants of Lake Shore and the resulting options and warrants after completion of the Arrangement.

Designation of Security	No. of Options/ Warrants	Current Exercise Price	Resulting No. of Lake Shore Options/ Warrants	Resulting Exercise Price	Expiry Date[(1)]
Holmer Options	1,160,000	$0.20	773,333	0.30	January 25, 2005
Holmer Options	100,000	$0.20	66,666	0.30	June 30, 2008
Holmer Options	380,000	$0.35	253,333	0.525	October 30, 2008
Holmer Options	1,500,000	$0.40	1,000,000	0.60	March 16, 2009
Holmer Options	300,000	$0.41	200,000	0.615	October 1, 2009
Holmer Options	450,000	$0.50	300,000	0.75	January 8, 2005
Holmer Warrants	1,945,000	$0.40	1,296,667	0.60	December 7, 2004
Holmer Warrants	138,889	$0.50	92,592	0.75	December 31, 2004
Holmer Warrants	583,668	$0.40/0.45	389,112	0.60/0.675	December 16, 2004/2005
Holmer Warrants	2,762,664	$0.40/0.45	1,841,776	0.60/0.675	December 16, 2004 / 2005
Holmer Warrants	179,338	$0.30/0.40	119,558	$0.45/0.60	December 16, 2004 / 2005
Lake Shore Options	2,655,000	$0.24	2,655,000	$0.24	December 17, 2007
Lake Shore Options	115,000	$0.73	115,000	$0.73	May 2, 2008
Lake Shore Options	760,000	$1.05	760,000	$1.05	August 27, 2008

Designation of Security	No. of Options/ Warrants	Current Exercise Price	Resulting No. of Lake Shore Options/ Warrants	Resulting Exercise Price	Expiry Date[1]
Lake Shore Options	5,000	$1.89	5,000	$1.89	November 20,2008
Lake Shore Options	75,000	$2.00	75,000	$2.00	December 2, 2008
Lake Shore Options	50,000	$1.15	50,000	$1.15	March 24, 2009
Lake Shore Warrants	247,500	$0.24	247,500	$0.24	December 13, 2004
Lake Shore Warrants	265,152	$0.85 / $1.20	265,152	$0.85 / $1.20	July 31, 2004 / 2005
Lake Shore Warrants	1,769,349	$0.85 / $1.20	1,769,347	$0.85 / $1.20	August 20, 2004 / 2005
Designation of Security	No. of Options/ Warrants	Current Exercise Price	Resulting No. of Lake Shore Options/ Warrants	Resulting Exercise Price	Expiry Date(1)
Lake Shore Warrants	381,680	$1.20	381,680	$1.20	August 20, 2005 (2)
Lake Shore Warrants	1,600,000	$1.75	1,600,000	$1.75	March 15, 2005
Lake Shore Warrants	314,700	$1.25	314,700	$1.25	March 15, 2005

(1) The expiry dates will remain unchanged.

(2) Expiry date was extended from August 20, 2004 and the price adjusted from $0.84.

ARRANGEMENT AGREEMENT

The Arrangement, which will be carried out pursuant to the BCBCA, will be effected in accordance with the Arrangement Agreement. The steps of the Arrangement, as set out in the Arrangement Agreement, are summarized under "The Arrangement – Principal Steps".

The general description of the Arrangement Agreement which follows is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which is available for review by Shareholders, at the head office of the Holmer as shown on the Notice of Meeting, during normal business hours prior to the Meeting.

General

The Companies entered into the Arrangement Agreement, which is dated for reference as of November 5, 2004. For the purposes of this summary, the references below to the Arrangement Agreement include the Plan of Arrangement, which Plan of Arrangement is reproduced in full as Schedule "D" to this Information Circular.

In the Arrangement Agreement, the Companies provide representations and warranties to one another regarding certain customary commercial matters, including corporate, legal and other matters, relating to their respective affairs.

Under the Arrangement Agreement, Holmer has agreed to seek the approval of its shareholders to the Arrangement Agreement and the transactions contemplated thereunder. Holmer Shareholders must first approve the Continuance by Special Resolution, and then under the BCBCA, Holmer must obtain the approval of its shareholders to the Arrangement by Special Resolution. Holmer has agreed to use all reasonable commercial efforts to obtain all necessary shareholder and regulatory approvals, including the approvals of the Court, to the Arrangement.

Until the closing of the Arrangement, the Companies have each agreed, among other things, to conduct their respective businesses in the ordinary course, consistent with existing practice, and not to incur any obligation, expenditures or liability, other than those relating to the maintenance of their corporate existence, the Arrangement and the Meeting, except with the written consent of other parties.

Termination

The Arrangement Agreement may be terminated at any time prior to the Effective Date, in the circumstances specified in the Arrangement Agreement, including: (a) in the event the conditions precedent of the Arrangement Agreement are not satisfied, or waived by the party to whom they are of benefit prior to closing; (b) by unanimous agreement; (c) by one of the parties in the event of a material adverse change in the other Company, (d) if notices of dissent in respect of 3% or more of the outstanding Holmer Shares are received; (e) the Holmer Shareholders fail to approve the Continuance Resolution or the Arrangement Resolution; and (f) a final determination from the Court or an appeal court which denies the granting of the Final Order.

Break Fee Payment

If the Board of Directors of Lake Shore or Holmer (the "**Non-Completing Party**") decides not to complete the transactions contemplated by the Arrangement Agreement because it intends to accept a Superior Proposal, the Non-Completing Party may terminate the Arrangement Agreement upon payment to the other Company of a break fee (the "**Break Fee**") of $250,000 to the other party. The Break Fee will also be payable if the Arrangement Agreement is terminated as a result of a breach in any material respect of any material obligation, representation or warranty of the Arrangement Agreement. The Companies have agreed that the Break Fee represents a reasonable estimate of the costs and expenses of the Arrangement Agreement and the transactions contemplated by the Arrangement Agreement together with an amount to partially compensate the non-terminating party for the loss of the business opportunity. A Company's failure to obtain the approval of its shareholders, applicable regulatory authorities, the Court or other third parties after having taken all reasonable steps to attempt to obtain same or the exercise of dissent rights by greater than 3% of Holmer Shareholders will not create an obligation to pay any fee.

In addition to their other covenants under the Arrangement Agreement, each of Lake Shore and Holmer have agreed that until completion of the Arrangement they will not, directly or indirectly, solicit, initiate, assist, facilitate, promote or knowingly encourage the initiation of proposals or offers from, entertain or enter into negotiations with, any person other than the other party hereto, with respect to any amalgamation, merger, consolidation, arrangement, restructuring, sale of any material assets or part thereof of it, unless such action is necessary to carry on the business of the issuer in the ordinary course or required as a result of the duties of the directors and officers of the relevant company.

Amendment

At any time before the Effective Date, the Arrangement Agreement and the Plan of Arrangement may be amended by written agreement of the parties without, subject to applicable law, further notice to or

authorization on the part of their respective Shareholders. Without limiting the generality of the foregoing, any such amendment may:

(a) change the time for performance of any of the obligations or acts of the parties;

(b) waive any inaccuracies or modify any representation contained therein or any document to be delivered pursuant to the Arrangement Agreement; or

(c) waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the parties;

but, notwithstanding the foregoing, the terms of the Arrangement and the Shareholder approval requirements of the Arrangement Agreement may be amended subject to any required approval of the Holmer Shareholders, in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

Indemnity

Each Company has agreed to indemnify the other Company from any losses, claims, damages, liabilities, actions or demands arising from a breach of a representation, warranty, covenant or obligation including legal or other expenses incurred in connection with investigating or defending same.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of ThorsteinssonsTax Lawyers, tax counsel to Holmer, the following summary fairly describes the principal Canadian federal income tax consequences applicable to Holmer Shareholders with respect to the exchange of Holmer Shares for Lake Shore Shares under the proposed Arrangement and on the exercise of the dissent rights as described herein. Except where expressly noted, this summary is only applicable to those holders of Holmer Shares who are individuals resident in Canada, who deal at arm's length with Lake Shore and Holmer, and to whom the Holmer Shares constitute capital property for the purposes of the *Income Tax Act* (Canada) (the "**ITA**").

The income tax consequences will not be the same for all Holmer Shareholders but may vary depending on a number of factors, including, but not limited to the jurisdiction of residence of the Holmer Shareholders, whether or not the Holmer Shares held by the person will constitute capital property to them and the availability of losses to carry forward to the Holmer Shareholder.

This summary is based upon the current provisions of the ITA, the regulations thereunder in force on the date hereof (the "**Regulations**"), counsel's understanding of the current administrative and assessing policies of Canada Customs and Revenue Agency and all specific proposals to amend the ITA and regulations (the "**Tax Proposals**") announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein. Also, it is assumed that the Tax Proposals will be enacted as proposed, although there is no guarantee that this will occur, and that other amendments that would impact this discussion will not be proposed.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any Holmer Shareholder. Accordingly, Holmer Shareholders should consult their own tax advisers for advice with respect to income tax consequences to them of the Arrangement and any

exercise by them of dissent rights. An advanced income tax ruling from the Canada Customs and Revenue Agency will not be sought in connection with the Arrangement.

Nature of The Holmer Shares

The issued Holmer Shares will generally constitute "capital property" to a holder thereof, unless the Holmer Shareholder is a trader or dealer in securities or is engaged in an adventure in the nature of trade with respect to such shares. Certain Holmer Shareholders resident in Canada whose Holmer Shares might not otherwise qualify as "capital property" may be entitled to obtain such qualification by making the irrevocable election permitted by subsection 39(4) of the ITA. Any person contemplating making a subsection 39(4) election should first consult his tax advisers as the making of such election will affect the income tax treatment of his disposition of other Canadian securities.

Arrangement

A Holmer Shareholder who, on the amalgamation (the "**Amalgamation**") of Holmer and Lake Shore Sub under the Arrangement exchanges his Holmer Shares for Lake Shore Shares only, will realize neither a capital gain nor a capital loss on the exchange. He will be considered to have disposed of his Holmer Shares for proceeds of disposition equal to their adjusted cost base to him immediately before the Amalgamation and to have acquired the Lake Shore Shares at an aggregate cost equal to those proceeds of disposition. The adjusted cost base of each Lake Shore Share owned by a Shareholder at a particular time will be the average of the adjusted cost base to him of all Lake Shore Shares owned by him at that time.

There will be no adverse income tax consequences as a result at the Arrangement to persons who are Lake Shore Shareholders prior to the Arrangement in respect of their Lake Shore Shares as there is no disposition of their Shares under the Arrangement.

Dissenting Shareholders

Under the Arrangement, payments made to a Holmer Shareholder as a result of dissent rights under the Arrangement are made by Holmer as purchaser of the subject shares. The receipt by a dissenting Holmer Shareholder of a cash payment from Holmer equal to the fair value of his Holmer Shares will generally be treated as a dividend to a holder of such Holmer Shares to the extent that such payment exceeds the paid-up capital of the subject shares. The balance of the fair value paid (i.e., the amount equal to the paid-up capital of the subject shares) will be treated as proceeds of disposition of such Holmer Shares for capital gains purposes. Consequently, to the extent that such proceeds of disposition exceed (or are exceeded by) the adjusted cost base of such dissenting Holmer Shareholder's shares, such Shareholder will be regarded as having realized a capital gain (or capital loss) equal to the amount of such difference. If the dissenting recipient Holmer Shareholder is a corporation resident in Canada, the full amount of the redemption proceeds received may be treated as proceeds of disposition under subsection 55(2) of the ITA.

A non-resident dissenting Holmer Shareholder, for whom payments upon the exercise of dissent rights are considered a dividend for Canadian tax purposes, will be subject to Canadian withholding tax at a general rate of 25% (subject to reduction by tax treaty) in respect of such deemed dividend. For individuals resident in the United States, the rate of withholding will generally be reduced to 15%.

Any capital loss arising on the exercise of dissent rights by a corporate Shareholder of Holmer Shares will be reduced by the amount of dividends received on the subject shares that were deductible by the corporate Shareholder in computing its taxable income. Excluded from the foregoing, are dividends received by a corporate Shareholder who (together with persons with whom it did not deal at arm's

length) held 5 percent or less of the shares of any class of Holmer and the shares (on which the dividend was received) were held throughout the 365-day period that ended immediately before the disposition. Similar rules apply in the case of a Holmer Shareholder who is a member of a partnership or a beneficiary of a trust that owns such Shares.

Holmer Exchangeable Options

Persons who, at the time of Amalgamation, hold as capital property options ("**Holmer Exchangeable Options**"), other than Holmer Employee Options as described below, to acquire Holmer Shares and who only receive an option (a "**Lake Shore Option**") to acquire Lake Shore Shares on the Amalgamation in consideration for their Holmer Exchangeable Options will realize no gain or loss as a result of the exchange of their Holmer Exchangeable Options on the Amalgamation. Such persons shall be deemed to have disposed of their Holmer Exchangeable Options for proceeds equal to their adjusted cost base for such options and deemed to acquire the Lake Shore Options at a cost equal to the same amount.

Persons who hold options to acquire Holmer Shares, received in respect of, in the course of, or by virtue of their employment ("**Holmer Employee Options**") by Holmer or a corporation which does not deal at arm's length with Holmer and who only receive Lake Shore Options on the the Arrangement in exchange for their Holmer Employee Options may be deemed to receive an employment benefit as a result of that exchange, if at the time of the the Arrangement, the fair market value of the Lake Shore Shares exceeds the exercise price of the Lake Shore Options (the "**Lake Shore Option Value**") by an amount greater than the amount by which fair market value of the Holmer Shares, at the time of the Arrangement, exceeds the exercise price of the Holmer Employee Options (the "**Holmer Option Value**"). In those circumstances, the amount by which the Lake Shore Option Value exceeds the amount paid to acquire the Holmer Employee Options, may be included in income as an employment benefit for the year in which the the Arrangement occurs. If the Lake Shore Option Value does not exceed the Holmer Option Value at the time of the Arrangement, then the Lake Shore Options received on the Arrangement in exchange for Holmer Employee Options will be deemed to be the same as and a continuation of the Holmer Employee Options for tax purposes and no employment benefit should arise.

Consequences of Holding Lake Shore Shares

Following completion of the Arrangement, any dividends received on the Lake Shore Shares by an individual will be included in computing the Shareholder's income as a taxable dividend from a taxable Canadian corporation and will be subject to the normal gross-up and dividend tax credit rules. A recipient Shareholder that is a corporation will generally be entitled, when computing its taxable income for the taxation year in which the dividend is received, to a deduction equal to the amount of the taxable dividend received in that year. However, such dividends will generally be subject to refundable tax of 33⅓% pursuant to Part IV of the ITA if received by a private corporation.

Disposition of Lake Shore Shares

A disposition or deemed disposition of a Lake Shore Share by a holder will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the holder of the Lake Shore Share.

A holder of Lake Shore Shares will be required to include in income one-half of the amount of any resulting capital gain (a "**taxable capital gain**") and will generally be entitled to deduct one-half of the amount of any resulting capital loss (an "**allowable capital loss**") against taxable capital gains realized by the holder in the year of disposition, any of the three previous years or any future year, subject to the

detailed provisions of the ITA. Holders of Lake Shore Shares should consult their own tax advisers in this regard.

Interest Expense

A reasonable amount of interest paid or payable by a Shareholder on money borrowed to purchase Holmer Shares should continue to be deductible by the Shareholder in computing his income for the purposes of the ITA following the Arrangement so long as the Shareholder continues to own the Lake Shore Shares received in exchange for those Holmer Shares or is using the borrowed funds for the purposes of earning income from business or property.

Minimum Tax on Individuals

The ITA provides for an alternative minimum income tax applicable to individuals (including certain trusts and estates) resident in Canada, which is computed by reference to an adjusted taxable income amount under which certain items are not deductible or exempt. The full amount of capital gains (net of capital losses) and actual amount of taxable dividends (not including any gross-up or dividend tax credit) is included in the adjusted taxable income amount for the purposes of the calculation of the alternative minimum tax. Any additional tax payable by an individual under the minimum tax provisions may be carried forward and applied against certain tax otherwise payable in any of the seven immediately following taxation years; however, this carry forward amount will only be creditable in a particular year to the extent that the individual's tax payable for the year, calculated without reference to the minimum tax provisions, exceeds tax payable under the minimum tax provisions for the year.

BECAUSE THE TAX CONSEQUENCES OF THE ARRANGEMENT MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER AND OTHER FACTORS, HOLMER SHAREHOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISERS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE ARRANGEMENT.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Holmer has not undertaken any analysis of the United States tax consequences applicable to United States shareholders of Holmer resulting from the Arrangement. Accordingly, no discussion of the United States tax consequences is presented in this Circular.

The Arrangement may result in taxable gains to United States shareholders of Holmer. Accordingly, United States shareholders of Holmer should consult their own tax advisors about the United States federal, state and local tax consequences of the Arrangement.

SECURITIES LAWS CONSIDERATIONS

The following is a brief summary of the securities law considerations applying to the transactions contemplated herein.

Canadian Securities Laws

Status under Canadian Securities Laws

Holmer is a "reporting issuer" (i.e. a public company) in the Provinces of Alberta, British Columbia and Ontario. The Holmer Shares currently trade on the TSX Venture. After the Arrangement, Holmer through the amalgamation with Lake Shore Sub will be a wholly-owned subsidiary of Lake Shore. Lake

Shore Shares are listed on the TSX Venture and it is a condition of the Arrangement that the Lake Shore Shares issued in connection with the Arrangement are listed on the TSX Venture.

Issuance and Resale of Lake Shore Shares Under Canadian Securities Laws

The issuance of the Lake Shore Shares pursuant to the Arrangement Agreement will constitute a distribution of securities, which is exempt from the registration and prospectus requirements of Canadian securities legislation (except Québec - see "Québec" below). The Lake Shore Shares may be resold in each of the provinces and territories of Canada provided the holder is not a 'control person' as defined in the applicable securities legislation, no unusual effort is made to prepare the market or create a demand for those securities and no extraordinary commission or consideration is paid in respect of that sale.

Québec

An application has been made to the QSC for an Exemption Order under Section 50 of the *Securities Act* (Québec) for an exemption from prospectus requirements in connection with the issuance of Lake Shore Shares.

EACH HOLDER IS URGED TO CONSULT SUCH HOLDER'S PROFESSIONAL ADVISERS TO DETERMINE THE CANADIAN CONDITIONS AND RESTRICTIONS APPLICABLE TO TRADES IN THE LAKE SHORE SHARES. THERE MAY ALSO BE RESTRICTIONS PLACED ON RESALE OF THE LAKE SHORE SHARES BY THE TSX VENTURE. RESALES OF ANY SECURITIES ACQUIRED IN CONNECTION WITH THE ARRANGEMENT MAY BE REQUIRED TO BE MADE THROUGH PROPERLY REGISTERED SECURITIES DEALERS.

U.S. Securities Laws

Status Under U.S. Securities Laws

Each of Lake Shore and Holmer is a "foreign private issuer" under the Exchange Act, but neither company has a class of securities registered under the Exchange Act and, therefore, neither company is subject to the periodic reporting requirements pursuant to Section 13 of the Exchange Act. Lake Shore has claimed the exemption from registration under the Exchange Act pursuant to Rule 12g3-2(b) thereunder, and furnishes to the U.S. Securities and Exchange Commission the information required under such Rule. Lake Shore management believes that there is currently only a limited trading market for Lake Shore Shares in the United States.

Issuance and Resale of Lake Shore Shares Under U.S. Securities Laws

The issuance of the Lake Shore Shares, and the subsequent resale of the Lake Shore Shares held by persons in or subject to the securities laws of the United States ("**U.S. Shareholders**") will be subject to U.S. securities laws, including the U.S. Securities Act. The following discussion is a general overview of certain requirements of U.S. securities laws applicable to U.S. Shareholders. **All U.S. Shareholders are urged to consult with their own legal counsel to ensure that the resale of Lake Shore Shares issued to them under the Arrangement complies with applicable securities legislation.**

The following discussion does not address the Canadian securities laws that will apply to the issue of the Lake Shore Shares or the resale of the Lake Shore Shares by U.S. Shareholders within Canada. U.S. Shareholders reselling their Lake Shore Shares in Canada must comply with Canadian securities laws, as outlined elsewhere in this Information Circular.

Exemption from the Registration Requirements of the U.S. Securities Act

If the Arrangement is completed, the Lake Shore Shares will be considered exempted securities under Section 3(a)(10) of the U.S. Securities Act. The issuance of the Lake Shore Shares will not require registration under the U.S. Securities Act.

Resales of Securities within the United States after the Completion of the Arrangement

The following discussion is limited to the resale of Lake Shore Shares within the United States. U.S. Shareholders may also resell their shares in limited circumstances outside of the United States in accordance with Regulation S of the U.S. Securities Act. The availability of Regulation S for non-United States resales is discussed below under "Resales of Securities Pursuant to Regulation S".

The ability of a U.S. Shareholder to resell the Lake Shore Shares issued to them on completion of the Arrangement within the United States will depend on their status as an "affiliate" of Lake Shore or Holmer prior to the completion of the Arrangement and their status as an "affiliate" of Lake Shore after completion of the Arrangement. As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Typically, persons who are executive officers, directors or major shareholders of an issuer are considered to be its "affiliates". The resale rules applicable to the U.S. Shareholders of Holmer are summarized below.

Non-Affiliates Before and After the Arrangement

U.S. Shareholders who are not affiliates of Holmer or Lake Shore prior to the Arrangement and who will not be affiliates of Lake Shore after the Arrangement may resell the Lake Shore Shares issued to them upon closing of the Arrangement in the United States without restriction or registration under the U.S. Securities Act.

Affiliates Before the Arrangement and Non-Affiliates After the Arrangement

U.S. Shareholders who are affiliates of Holmer or Lake Shore prior to the Arrangement but will not be affiliates of Lake Shore after the Arrangement will be subject to restrictions on resale imposed by the U.S. Securities Act with respect to the Lake Shore Shares issued upon closing of the Arrangement. These Shareholders will not be able to resell their Lake Shore Shares in the absence of registration under the U.S. Securities Act, unless an exemption from registration is available. These Shareholders will be entitled to resell their Lake Shore Shares in reliance of the exemptions from the registration requirements of the U.S. Securities Act provided by any of Rule 145(d)(1), (2) or (3) promulgated under the U.S. Securities Act.

Rule 145(d)(1) will permit resale of the Lake Shore Shares within the United States where the following provisions of Rule 144 promulgated under the U.S. Securities Act are complied with:

(a) current public information regarding Lake Shore is available, in accordance with Rule 144(c);

(b) sales are completed within the volume limitations of Rule 144(e). These volume limitations allow an affiliate U.S. Shareholder to resell in the United States, during any three month period, that number of Lake Shore Shares that does not exceed the greater of one percent of the then outstanding securities of such class, or, if such securities are listed on a United States securities exchange or traded on NASDAQ, the average weekly trading volume of such securities during the four week period preceding the date of sale; and

(c) sales are completed in brokers' transactions in accordance with Rule 144(f) and (g).

Rule 145(d)(2) will permit resale of Lake Shore Shares where a period of one year has elapsed since the date of completion of the Arrangement, provided current public information regarding Lake Shore is available, in accordance with Rule 144(c).

Rule 145(d)(3) will permit resale of Lake Shore Shares where a period of two years has elapsed since the date of completion of the Arrangement, provided the U.S. Shareholder is not and has not been an affiliate of Lake Shore during the three months prior to resale.

Affiliates Before the Arrangement and Affiliates After the Arrangement

U.S. Shareholders who are affiliates of Holmer or Lake Shore prior to the Arrangement and who will be affiliates of Lake Shore after the Arrangement will be subject to restrictions on resale imposed by the U.S. Securities Act with respect to Lake Shore Shares issued upon closing of the Arrangement. These affiliate U.S. Shareholders will not be able to resell their Lake Shore Shares in the absence of registration under the U.S. Securities Act, unless an exemption from registration is available. Affiliate U.S. Shareholders will be entitled to rely on Rule 145(d)(1), as summarized above, as an available exemption from the registration requirements for the Lake Shore Shares where the conditions of resale imposed by Rule 145(d)(1) are met.

Resales of Securities Pursuant to Regulation S

U.S. Shareholders receiving Lake Shore Shares on completion of the Arrangement may, under the U.S. Securities Act, resell their Lake Shore Shares in an "offshore transaction" in accordance with Regulation S promulgated under the U.S. Securities Act provided the conditions imposed by Rule 904 of Regulation S for offshore resales are satisfied. An "offshore transaction" includes a transaction executed using the facilities of the TSX Venture, provided the offer of the securities is not made to a person in the United States and neither the seller nor any person acting on the seller's behalf knows the transaction has been pre-arranged with a buyer in the United States.

The conditions imposed by Regulation S will depend on whether the U.S. Shareholder is an "affiliate" of Lake Shore, upon completion of the Arrangement. As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Typically, persons who are executive officers, directors or major shareholders of an issuer are considered to be its "affiliates". The resale rules applicable to the U.S. Shareholders of Lake Shore are summarized below.

Non-Affiliates of Lake Shore

U.S. Shareholders who are not affiliates of Lake Shore after completion of the Arrangement will be entitled to resell their Lake Shore Shares in transactions that are "offshore transactions" provided neither the U.S. Shareholder nor any person acting on the U.S. Shareholder's behalf engages in "directed selling efforts" in the United States. Under Rule 902(c) of Regulation S, "directed selling efforts" are defined as "any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered" in the resale transaction.

Affiliates of Lake Shore

The offshore resale provisions of Rule 904 of Regulation S are also available to affiliates of Lake Shore, upon completion of the Arrangement, provided the U.S. Shareholder is an affiliate of Lake Shore solely by virtue of his or her status as an officer or director of Lake Shore. These affiliate U.S. Shareholders

may sell their Lake Shore Shares by complying with the requirements for offshore resales by non-affiliates, subject to the additional condition that no selling concession, fee or other remuneration is paid in connection with such offer or sale other than the usual and customary broker's commission that would be received by a person executing such transaction as agent.

The offshore resale provisions of Rule 904 of Regulation S are not available to U.S. Shareholders who are affiliates of Lake Shore, as a consequence of being a major Shareholder (a shareholder who beneficially owns 10 percent or more of an issuer's shares) of Lake Shore.

Exercise of the Holmer Exchangeable Options and Holmer Warrants

Under the Arrangement Agreement, Lake Shore has agreed to assume all of Holmer's obligations to issue Holmer Shares under Holmer Exchangeable Options and Holmer Warrants on the basis that Lake Shore will issue one (1) Lake Shore Share for each one and 1.5 Holmer Shares to which the holder of the Holmer Option or Holmer Warrant is entitled at the same exercise price to be adjusted proportionately to reflect the 1:1.5 exchange ratio. The Lake Shore Shares issuable upon exercise of the outstanding Holmer Exchangeable Options and Holmer Warrants pursuant to the Arrangement Agreement have not been registered under the U.S. Securities Act. As a result, the Holmer Exchangeable Options and Holmer Warrants may not be exercised by or on behalf of a person in the United States, and the Lake Shore Shares issuable upon exercise thereof may not be offered or sold in the United States, unless such Lake Shore Shares have been registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available.

Proxy Solicitation Requirements

The solicitation of proxies pursuant to the Information Circular is not subject to the requirements of Section 14(a) of the Exchange Act. Accordingly, this Information Circular has been prepared in accordance with the disclosure requirements of Canadian securities law. Such requirements are different than those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the Exchange Act. The financial statements of Lake Shore and Holmer included herein have been prepared in accordance with Canadian GAAP, are subject to Canadian auditing and auditor independence standards, and may not be comparable in all respects to financial statements of United States companies.

THE LAKE SHORE SHARES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITY OF ANY STATE IN THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

RIGHTS OF DISSENTING SHAREHOLDERS

Holmer Shareholders who wish to dissent should take note that the procedures for dissenting to the Continuance are different than the procedures for dissenting to the Arrangement and that in each case strict compliance with the applicable dissent procedures is required.

DISSENT TO THE CONTINUANCE

As indicated in the notice of the Holmer Meeting, any holder of Holmer Shares is entitled to be paid the fair value of his shares in accordance with Section 185 of the Ontario Act if such holder dissents to the Continuance and the Continuance becomes effective.

A Shareholder is not entitled to dissent with respect to such holder's shares if such holder votes any of those shares in favour of the special resolution authorizing the Arrangement. A brief summary of the provisions of Section 185 of the Ontario Act is set out below.

Section 185 of the Ontario Act

The Ontario Act provides that Shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require Holmer to purchase the shares held by such Shareholders at the fair value of such shares. This dissent right is applicable where Holmer proposes to a) amend its articles to add, change or remove any provision restricting or constraining the issue or transfer of shares of that class; b) amend its articles to add, change or remove any restrictions on business or businesses that the corporation may carry on; c) enter into certain statutory amalgamations; d) continue out of the jurisdiction; or e) sell, lease or exchange all or substantially all of its property.

A holder of Holmer Shares is not entitled to dissent in respect of the Continuance Resolution if such holder votes any of the Holmer Shares beneficially held by such holder in favour of the Continuance Resolution. **The execution or exercise of a proxy does not constitute a written objection for purposes of the right to dissent under the Ontario Act.**

The following summary does not purport to provide comprehensive statements of the procedures to be followed by a dissenting shareholder under the Ontario Act and reference should be made to the specific provisions of section 185 of the Ontario Act. The Ontario Act requires strict adherence to the procedures regarding the exercise of rights established therein. The failure to adhere to such procedures may result in the loss of all rights of dissent. **Accordingly, each Shareholder of Holmer who wishes to exercise the right of dissent should carefully consider and comply with the provisions of section 185 of the Ontario Act and consult a legal advisor. A copy of Section 185 of the Ontario Act is set out in Schedule "G" to this Information Circular.**

A dissenting shareholder who seeks payment of the fair value of his, her or its Holmer Shares is required to send a written objection to the Continuance Resolution to Holmer at or prior to the Meeting. A vote against the Continuance Resolution or a withholding of votes does not constitute a written objection. Within 10 days after the Continuance Resolution is approved by the shareholders of Holmer, Holmer must send to each dissenting shareholder a notice that the Continuance Resolution has been adopted. The dissenting shareholder is then required, within 20 days after receipt of such notice (or if such shareholder does not receive such notice, within 20 days after learning of the adoption of the Continuance Resolution), to send to Holmer a written notice containing the dissenting shareholder's name and address, the number of Holmer Shares in respect of which the dissenting shareholder dissents and a demand for payment of the fair value of such shares and, within 30 days after sending such written notice, to send to Holmer or its transfer agent the appropriate share certificate or certificates representing the shares in respect of which the dissenting shareholder has exercised the right of dissent. A dissenting shareholder who fails to send to the Holmer within the required periods of time the required notices or the certificates representing the shares in respect of which the dissenting shareholder has dissented forfeits the right to dissent under section 185 of the Ontario Act.

If the matters provided for in the Continuance Resolution become effective, the Holmer will be required to send, not later than the 7th day after the later of (i) the effective date, and (ii) the day the demand for

payment is received, to each dissenting shareholder whose demand for payment has been received, a written offer to pay for the Holmer Shares of such dissenting shareholder in such amount as the directors of the Holmer consider the fair value thereof accompanied by a statement showing how the fair value was determined unless there are reasonable grounds for believing that Holmer is, or after the payment would be, unable to pay its liabilities as they become due or the realizable value of Holmer's assets would thereby be less than the aggregate of its liabilities. Holmer must pay for the Holmer Shares of a dissenting shareholder within ten days after an offer made as described above has been accepted by a dissenting shareholder, but any such offer lapses if Holmer does not receive an acceptance thereof within 30 days after such offer has been made.

If such offer is not made or accepted within 50 days after the effective date, Holmer may apply to a court of competent jurisdiction to fix the fair value of such shares. There is no obligation of Holmer to apply to the court. If Holmer fails to make such an application, a dissenting shareholder has the right to so apply within a further 20 days.

Strict Compliance with Dissent Provisions Required

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting Shareholder who seeks payment of the fair value of his Holmer Shares. Section 185 of the Ontario Act requires strict adherence to the procedures established therein and failure to do so may result in the loss of all dissenter's rights. Accordingly, each Shareholder who might desire to exercise the dissenter's rights should carefully consider and comply with the provisions of the section, the full text of which is set out in Schedule "G" to this Information Circular, and consult such holder's legal advisor.

DISSENT TO THE ARRANGEMENT

As indicated in the notice of the Holmer Meeting, any holder of Holmer Shares is entitled to be paid the fair value of his shares in accordance with Section 245 of the BCBCA if such holder dissents to the Arrangement and the Arrangement becomes effective.

A Shareholder is not entitled to dissent with respect to such holder's shares if such holder votes any of those shares in favour of the special resolution authorizing the Arrangement. A brief summary of the provisions of Sections 237 to 247 of the BCBCA is set out below.

Section 242 of the BCBCA

A dissenting Shareholder has until 5:00 p.m. on December 10, 2004 to send to Holmer with respect to the special resolution authorizing the Arrangement a written notice of dissent pursuant to Section 242 of the BCBCA by registered mail. After the special resolution is approved by the Shareholders and if Holmer notifies the dissenting Shareholder of its intention to act upon the special resolution, the dissenting Shareholder is then required within 14 days after Holmer gives such notice, to send to Holmer a written notice that such holder requires it to purchase all of the shares in respect of which such holder has given notice of dissent, together with the share certificate or certificates representing those shares, whereupon the dissenting Shareholder is bound to sell and Holmer is bound to purchase those shares.

A dissenting Shareholder who has complied with the aforementioned provisions of Section 242, or Holmer may apply to the Court for an order requiring such holder's shares to be purchased, fixing the price and terms of the purchase and sale or ordering that they may be determined by arbitration, and the Court may make such order and such consequential orders or directions as the Court considers appropriate. There is no obligation on Holmer to make application to the Court. The dissenting Shareholder will be entitled to receive the fair value of the Holmer Shares held by such holder as of the

day before the Holmer Meeting or such later date on which the special resolution to authorize the Arrangement is passed.

Addresses for Notice

All notices to Holmer of dissent to the Arrangement pursuant to Section 242 of the BCBCA should be addressed to the attention of the Secretary and be sent to:

Attention: The Secretary
19 – 2555 Victoria Park Avenue
Toronto, Ontario
M1T 1A3

Strict Compliance with Dissent Provisions Required

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting Shareholder who seeks payment of the fair value of his Holmer Shares. Section 244 of the BCBCA requires strict adherence to the procedures established therein and failure to do so may result in the loss of all dissenter's rights. Accordingly, each Shareholder who might desire to exercise the dissenter's rights should carefully consider and comply with the provisions of the section, the full text of which is set out in Schedule "G" to this Information Circular, and consult such holder's legal advisor.

LAKE SHORE SHAREHOLDERS APPROVAL OF ACQUISITION

At the Lake Shore Meeting, Lake Shore Shareholders will be asked to consider and, if thought appropriate, pass an ordinary resolution approving the Acquisition, such resolution to be substantially in the form provided in Schedule "I" hereto.

See "The Arrangement", "Holmer Gold Mines Limited", "Lake Shore Gold Corp." and "Lake Shore – Post-Arrangement".

LAKE SHORE SHAREHOLDERS APPROVAL OF STOCK OPTION PLAN AMENDMENT

Lake Shore's 2002 stock option plan authorized the board of directors to grant stock options for a number of Lake Shore Shares not exceeding 20% of the issued shares of Lake Shore to a maximum of 3,660,000 Lake Shore Shares. At the Lake Shore Meeting, Lake Shore Shareholders will be asked to consider and, if thought appropriate, pass an ordinary resolution approving amendments to the 2002 stock option plan (the amended and restated 2002 plan to be referred to herein as the "**2004 Plan**") which will authorize the issuance of options for up to 15% of the issued shares of Lake Shore. As the number of outstanding shares upon completion of the Arrangement will be increased to approximately 67,141,805 Lake Shore Shares, the 2004 Plan would authorize the directors to grant options for a maximum 10,071,270 Lake Shore Shares. As 3,660,000 options have been previously granted, the net effect of the amendment is that 6,411,270 additional options could be granted under the 2004 Plan. The 2004 Plan would be subject to the following terms:

1. The number of shares subject to each option is determined by the board of directors provided that the 2004 Plan, together with all other previously established or proposed share compensation arrangements, may not result in:

    (a) the number of shares reserved for issuance pursuant to stock options exceeding 15% of the issued shares of Lake Shore; or

(b) the issuance, within a one year period, to insiders of Lake Shore of a number of shares exceeding 15%, or to one individual of a number exceeding 5%, or an aggregate number of shares to any one consultant exceeding 2% of the issued shares of Lake Shore.

If Lake Shore becomes listed on Tier 1 of the TSX Venture, or on The Toronto Stock Exchange ("TSX"), the issued shares of Lake Shore must, for the purpose of calculating the above percentages, exclude shares issued pursuant to stock compensation plans over the preceding one year period. In addition, a consultant who provides investor relation services may receive options for those services and the 2% limit for consultants is replaced with the 5% limit applicable to individuals.

2. The aggregate number of shares which may be issued pursuant to options granted under the 2004 Plan, unless otherwise approved by Shareholders, may not exceed 15% Lake Shore Shares to a maximum of 10,071,270 Lake Shore Shares.

3. The exercise price of an option may not be set at less than the closing market price during the trading day immediately preceding the date of grant of the option less a maximum discount of 25% if Lake Shore is listed on Tier 2, TSX Venture or without any allowable discount if Lake Shore is listed on Tier 1, TSX Venture or on the TSX.

4. The options may be exercisable for a period of up to 5 years and will vest over an 18-month period while Lake Shore is listed on Tier 2, TSX Venture. The options may be exercisable for a period of up to 10 years if Lake Shore is listed on Tier 1, TSX Venture or on the TSX.

5. The options are non-assignable, except in certain circumstances. The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the 2004 Plan or within a period of not more than 90 days after ceasing to be an eligible optionee or, if the optionee dies, within one year from the date of the optionee's death.

6. On the occurrence of a takeover bid, issuer bid or going private transaction, the board of directors will have the right to accelerate the date on which any option becomes exercisable.

The affirmative vote of the holders of a majority of the outstanding common shares entitled to vote and represented in person or by proxy, excluding votes attaching to the Lake Shore Shares beneficially owned by insiders of Lake Shore to whom shares may be issued pursuant to the 2004 Plan and associates of such insiders, is required for the approval of the 2004 Plan. The proposed amendment must also be approved by the TSX Venture and by the Lake Shore Shareholders prior to such amendment becoming effective.

Accordingly Lake Shore Shareholders will be asked to consider and, if thought fit, to pass an ordinary resolution, in substantially the form attached as Schedule "I" hereof subject to such changes as may be required by counsel or Regulatory Authorities, approving the 2004 Plan, to take effect in the event of and subsequent to the closing of the Arrangement.

It is expected that, if the Stock Option Plan Amendment Resolution is approved and the Arrangement is completed, the board of directors of Lake Shore will in due course grant options under the 2004 Plan as the Board deems fit in light of the overall compensation program and the relative efforts and contributions of the eligible participants under the 2004 Plan.

HOLMER GOLD MINES LIMITED

The following information is presented on a Pre-Arrangement basis and is reflective of the current business, financial and share capital position of Holmer. See "Lake Shore – Post-Arrangement" for pro forma business, financial and share capital information relating to Holmer (amalgamated with Lake Shore Sub) as a subsidiary of Lake Shore Post-Arrangement.

NAME AND INCORPORATION

Holmer was incorporated under the laws of the Province of Ontario by Letters Patent on January 20, 1964 as Holmer Gold Mines Limited. Holmer is a publicly traded mineral exploration company trading on the TSX Venture Exchange (the "**TSX Venture**") under the symbol "HGM".

Holmer is a reporting issuer in Ontario, British Columbia and Alberta. Its head office is located at Suite 301, 19-2555 Victoria Park Ave., Toronto, Ontario M1T 1A3 and it also maintains an administrative office in Havana, Cuba and an exploration office in Pinar del Rio, Cuba. Its registered and records office is located at Suite 301, 19-2555 Victoria Park Ave., Toronto, Ontario M1T 1A3, Ontario.

INTERCORPORATE RELATIONSHIPS

Holmer has one wholly-owned subsidiary, Holmer Gold Mines Inc., a company incorporated under the laws of the Turks & Caicos Islands.

GENERAL DEVELOPMENT OF THE BUSINESS - THREE YEAR HISTORY

During 2000 and 2001, as a result of a decline in silver prices, Holmer's activities on its silver project in Cuba (the "**Loma Hierro Project**") focused on analysing various alternatives of processing silver ore and reducing capital costs. As part of its studies, the Company carried out an optimization study to determine whether the purchase of plant and equipment from its Cuban partner, GeoMinera S.A., would be economically feasible. As the results of the study did not favour proceeding with a stand-alone operation, the Company leased plant and equipment from GeoMinera S.A. instead.

In August 2001, Holmer Shares ceased trading on the Toronto Stock Exchange and began trading on the TSX Venture.

Following the completion of a revised feasibility study on the Loma Hierro Project in 2002 based on a reduced silver price of US$4.70/oz. instead of the US$5.50/oz. used in the 1999 Loma Hierro Feasibility Study, Holmer and GeoMinera S.A. ("**GeoMinera**") determined that the Loma Hierro Project was still economically viable, based on a stand-alone operation. In order to proceed, Holmer and GeoMinera need to obtain the final approval of the Cuban government, including the approval of the formation of the Cuban entity that will operate the Loma Hierro Project by the Council of Ministers. All required items were submitted to the Cuban government in December 2002. Holmer expects that a decision will be made by the Cuban government in the coming months. See "Properties - Loma Hierro Project - Cuba - Background".

In addition to exploration efforts on the Loma Hierro Project and the Timmins Project, Holmer also carried out various financing initiatives in 2002 in order to reduce debt and generate funds for working capital purposes.

In May 2003, Holmer entered into an agreement with Lake Shore to further develop the Timmins Gold Project. In September 2004, Lake Shore announced that it had earned an undivided 50% interest in the

Timmins Gold Project by incurring exploration expenditures of $2,500,000, by making cash payments to Holmer of $250,000, by issuing 150,000 common shares of Lake Shore to Holmer and by confirming that the Timmins Gold Project contains an indicated mineral resource of at least 500,000 ounces of gold. A report prepared in 2004 for Holmer by Watts, Griffis McOuat Limited discloses that the Timmins Project has an indicated mineral resource of 724,000 ounces of gold (grade uncut). See "Lake Shore Gold Corp. – Properties" herein for additional information respecting this property.

On October 15, 2003 Holmer announced that it had acquired, subject to approval by the board of directors and regulatory authorities, a 100% interest in an advanced gold project located approximately 35 kilometres north of Wawa, Ontario. Under the terms of the purchase agreement, the acquisition is subject to a net smelter royalty (NSR) of 2% and Holmer making cash payments totaling $20,000 and issuing 100,000 Holmer Shares to the vendor, N.S.A.I. Holdings. The property is also subject to an additional 2.5% NSR payable to Algoma Central Corp.

SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

There are no significant acquisitions or dispositions, completed or probable, for which financial statements would be required under applicable Canadian securities legislation save for pursuant to the Arrangement. Details of the Arrangement are provided under "The Arrangement". The future effect of the Arrangement on the operating results and financial position of Holmer is not known to Holmer, however, shareholders are invited to review the Lake Shore Pro Forma Financial Statements attached as Schedule "C" hereto.

TRENDS

Management is not aware of any trend, commitment, event or uncertainty that is both presently known to management and reasonably expected to have a material effect on Holmer's business, financial condition or results of operations as at the date of the Information Circular, except as otherwise disclosed herein or except in the ordinary course of business, save that (1) completion of the Arrangement will have a material effect as Holmer will amalgamate with Lake Shore Sub to form Amalco which will operate as a wholly owned subsidiary company of Lake Shore.

DESCRIPTION OF BUSINESS

Holmer is a junior mining exploration company with properties in Canada and Cuba. Holmer and Lake Shore each own 50% of the Timmins Gold Project located in the Bristol Township, Ontario which has an indicated mineral resource of 724,000 ounces of gold (grade uncut), which mineral resource estimate has been externally audited by Watts, Griffis and McOuat Limited, consulting geologists and engineers.

PROPERTIES

Timmins Gold Project

Holmer's material property is its 50% interest in the 920-acre Timmins Gold Project in the west end of the prolific Timmins Mining District, where more than 70 million ounces of gold have been produced since 1908. Lake Shore owns the remaining 50% interest in the property. Disclosure respecting this property is provided under "Lake Shore Gold Corp. – Timmins Gold Project".

Loma Hierro Project - Cuba

Holmer has been involved in exploration in Cuba since 1991 and has slowly and methodically developed certain properties on a cost-efficient basis. Currently, one Canadian and two Cuban professionals are in charge of Holmer's activities in Cuba at the Loma Hierro Project.

Background

In 1993, Holmer and GeoMinera entered into a joint venture agreement providing for regional exploration in the Dora-Francisco region of Pinar del Rio province, Cuba. This agreement had an original term of five years and was extended to 2001. During the term of the agreement, the companies identified an area of interest (the Loma Hierro silver deposit) and continued to work together following the expiry of the agreement in 2001. According to Cuban law, land containing mineral rights must be owned by Cuban entities, and therefore, the mining rights to the Loma Hierro Project have been registered in the name of GeoMinera, Holmer's Cuban joint venture partner. The registration of mining rights to GeoMinera, valid for six years, is confirmed by a certificate of the National Office of Mineral Resources of the Ministry of Basic Industry of the Republic of Cuba dated November 20, 2002.

In order for Holmer and GeoMinera to proceed to develop the deposit pursuant to a joint venture (in which each of them will hold a 50% interest), a Cuban entity known as a "Mixed Enterprise" must be formed. The formation of the Mixed Enterprise requires the approval of the Council of Ministers of the Cuban government. In anticipation of such approval, Holmer and GeoMinera have negotiated and agreed upon the final text of a joint venture agreement (the "**Loma Hierro Joint Venture Agreement**") to operate the Loma Hierro Project.

Once the approval of the Cuban government is received, the Mixed Enterprise will be formed, the Loma Hierro Joint Venture Agreement will be signed, the mining rights to the Loma Hierro mining concession will be transferred from GeoMinera to the Mixed Enterprise and each of Holmer and GeoMinera will hold a 50% equity interest in such entity (reflecting their 50% joint venture interest in the Loma Hierro Project). Thus, the Mixed Enterprise will hold 100% of the Loma Hierro mining concession. By certificate dated November 17, 2004, GeoMinera has confirmed that when the Mixed Enterprise is approved by the Cuban government, Holmer's participation in the Mixed Enterprise will be 50%.

Holmer and GeoMinera submitted all necessary documentation to the Cuban government in connection with the approval of the formation of the Mixed Enterprise in December 2002 and are currently awaiting the final approval of the Council of Ministers.

Under the terms of the Loma Hierro Joint Venture Agreement, Holmer is obligated, among other things, to (a) contribute to the corporate capital of the Mixed Enterprise US$1,157,000; and (b) obtain the financing required for the construction and operation of the mine. Holmer will have six months from the date of registration of the Mixed Enterprise in the Foreign Investment Registry of the Cuban Chamber of Commerce in order to arrange for such financing. In the event that the required financing cannot be obtained within the prescribed time, Holmer and GeoMinera have the right to provide part of the financing to the joint venture and such loan(s) will be repaid from the joint venture's net profit.

An independent legal opinion was obtained in 1997 from United States and Cuban counsel regarding mineral and surface rights owners as of 1959 who confirmed the validity of the mineral title by verifying that none of the rights owners in 1959 were listed as claimants on a list maintained by the Foreign Claims Settlement Commission of the US Department of Justice identifying claimants to property expropriated by the Government of Cuba.

While Holmer expects the Cuban authorities will approve the Mixed Enterprise in the near future, there can be no assurance that the required approvals will be obtained during such period, if at all.

The following information is derived from a Technical Report as defined in National Instrument 43-101 ("**43-101**") entitled "Holmer Gold Mines Limited, The Loma Hierro Mining Concession, Pinar del Rio, Cuba" (the "**Loma Hierro Report**") dated November 2003 by Terence J. Bottrill of Bottrill Geological Services of Oakville, Ontario as the Qualified Person on the Loma Hierro Mining Concession, Pinar del Rio Province, Cuba.

General

Loma Hierro is a silver oxide deposit comparable in gangue mineralogy and fabrics to lateritic profiles developed on various mafic to ultramafic rocks in the same region, as well as elsewhere in Cuba. The silver is recoverable by classical cyanide leaching technology. A full feasibility study was completed in 1999 by Rescan Engineering Limited for an open pit mine and vat-leaching operation with annual silver production of 1.8 million ounces per year for a mine life of 2.1 years with a capital cost of US$7 million. That study indicated that production was economic at a base case of a silver price of US$5.50 per ounce generating an IRR of 57%, a NPV at 10% of US$3.2 million, before taxes and a payback of one year of production. The Company is currently in negotiation for financing to place the project into production.

Property Description, Location

The Loma Hierro mining concession is in Pinar del Rio Province in southwestern Cuba. The mining concession is the last but final stage in a process which started with an exploration concession in 1993 by Holmer with GeoMinera S.A., the Cuban state agency responsible for joint ventures with foreign companies in the mining sector. An area of 342 hectares has been designated as the Mining Concession. All of the documents necessary for final approval have been submitted and approved by various agencies and ministries and a Certificate of Mining Rights was issued by Cuban authorities starting November 20th, 2002 and lasting for six years. Final approval is necessary from the Council of Ministers (equivalent to the cabinet) following which a Cuban entity will be formed to hold 100% of the mining concession and each of Holmer and GeoMinera will hold a 50% equity interest in such entity (reflecting their 50% joint venture interest in the project).

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The project is 203 kilometres by paved and four wheel drive road from Havana. The climate is typical of the Caribbean with a summer rainy season, average day time temperatures of 23°C to 26°, 1,400 to 1,600 mm/year of rain, 70-80% of which falls in the May to September rainy season, as well as from periodic hurricanes. While the immediate area of the deposit is forested, it lies on the edge of one of the principal commercial tobacco growing area in Cuba. There are historical and operating mines in the region including the recently closed Matahambre copper mine and the Castellanos gold open pit, as well as the Hierro Mantua oxide gold open pit mine and heap leach operation recently exploited by another Cuban-Canadian joint venture.

The nearest city is Pinar del Rio, the provincial capital, 60 kilometres from the project. With a population of 170,000, a university and major hospital it provides local human and technical resources for the project. Local agricultural villages closer to the project with an estimated aggregate population of 10,000 people would provide a source of semi-skilled and manual labour.

The deposit and proposed project site sit on the locally prominent, 360 metre high pine forested hill, known as Loma Hierro, on the western slopes of the Cordillera de Guaniguanico. It is in an area of steep

topography, with numerous run-off valleys and gullies covered by pine forest at higher elevations, with mixed tropical forest in valleys, as well as agricultural fields in nearby large flat-lying valleys. There is no local land use in the immediate area of the project.

History

Loma Hierro is immediately adjacent to the past-producing Francisco underground copper mine and original plant foundations.

Geological mapping and extensive geochemical surveys were completed during regional programmes in the 1960's and 1980's throughout the entire region by Cuban state agencies in co-operation with Soviet or Eastern European agencies. In addition, as part of the standard Soviet era approach, extensive ground and airborne geophysical surveys were completed, together with hundreds of mapping and exploratory diamond drill holes. These were not analysed routinely for silver or gold. The mineral potential of the deposit was identified in the late 1980's as a possible iron-ore resource (hence the name of Loma Hierro - Spanish for "iron hill"), at which time substantial ground geophysical and geochemical surveys were completed as well as drilling of numerous holes to evaluate the iron resource.

One hole drilled in 1988 during the evaluation of the iron-oxides intersected stratabound galena and sphalerite, which assayed significant silver. The silver-oxide potential was recognised by the Company in 1993 and an exploration joint venture agreement negotiated with Geominera.

Geological Setting

The Loma Hierro oxide silver deposit is within a series of Mesozoic, fine grained siliclastic, weakly metamorphosed sedimentary rocks which have been over-thrust onto the margins of the North American Craton along extensive lower Caenozoic olistostrome sequences during the Caribbean basin orogeny.

The original North American craton margin rocks are seen in erosional windows where they form extensive Mesozoic carbonate reefs, such as in the Sierra de los Organos immediately to the east of the deposit.

The bedrock to the deposit is the Jurassic San Cayetano Formation of siliclastic marine sandstones, siltstones and carbonaceous shales, which are strongly cleaved and weakly metamorphosed. The regional dips are to the northwest. The rocks are folded, faulted by both high angle normal and reverse faults, and by low angle reverse faults.

Deposit Types

The Loma Hierro deposit is within a regional belt which includes copper and lead-zinc sulphide deposits, locally with minor gold and silver, which are considered as sedimentary exhalative or sediment hosted sulphide deposits. They include the recently closed Matahambre copper mine and the Castellanos and Santa Lucia lead-zinc deposits. The near surface parts of some of these deposits have been strongly lateritized, resulting in the formation of iron-oxide zones, including the Castellanos open-pit gold mine and the Hierro Mantua copper and gold deposit.

The Loma Hierro concession includes two distinctly different types of mineral deposits, the past-producing, underground Francisco copper vein mine and the oxide silver deposits. Only the oxide silver deposits have been systematically explored by the Company, and form the resource for the proposed operations.

Mineralisation

The deposit consists of a laterite-saprolite profile developed upon weathered stratabound sulphide mineralisation within the carbonaceous "black shales" of the San Cayetano Formation. The original sphalerite, galena, chalcopyrite, bornite, pyrrhotite, pyrite and acanthite mineralisation appears to have been sub-horizontal. The weathering profile developed both vertically along fractures and sub-horizontally along shallow dipping bedding planes. The mineralisation forms a sub-horizontal layer which outcrops or sub-outcrops on various plateau-like parts of the hill. The distribution of the original sulphide mineralisation is defined by the extent of the secondary oxidised mineralisation as seen in exploration drilling and trenching as well as in the results of an extensive soil geochemical survey. The boundaries of the original deposit are marked by silver and base metal anomalies, and are particularly well expressed by the major elements Fe, Si, Al and K. These outline a more-or-less semicircular area of 500 metres north-south by 350 metres east-west, bounded to east and west by faults, and to the south and north where the sub-horizontal mineralised horizon is exposed along the bedding where it intersects the surface.

The laterite profile consists of an upper latosol followed vertically downwards by a locally developed upper saprolite, the extensive laterite zone, an underlying extensive lower saprolite, a locally developed unbleached saprolite or "saprock", into fresh bedrock of black-shale and locally stratabound sulphide mineralisation. The mineralisation is hosted within the entire laterite layer and in parts of the immediately underlying saprolite zone.

The upper latosol consists of duricrust (cuirasse) and mottled-nodular facies. It consists of a mixture of quartz, iron oxyhydroxides and barite with a generally fragmental texture and distinctive orange-red colour.

A distinct upper saprolite horizon is locally recognised where it consists of 70-75% amorphous and poorly crystalline phyllosilicates, possibly including aluminium rich or bauxitic minerals such as gibbsite. It has a locally distinctive light purple colour on surface, probably due to minor remnant rutile-anatase.

The majority of the laterite consists of a mottled-nodular or fragmental-conglomeratic facies composed of over 90% mixed ochre and umber iron oxides and hydroxides with minor quartz and unidentified phyllosilicates (clay minerals), together with locally significant barite. The nodules consist of harder, massive lumps of pisolitic (botryoidal) and spongy haematite-goethite with locally different amounts of quartz and barite. These nodules are from pea size up to blocks measuring several metres along a side. They coalesce to form massive duricrust bodies with characteristic pisolitic, nodular, vermiform and skeletal textures. These duricrust bodies have irregular shapes, some of which are as semi-horizontal sheets, whilst others are nearly vertical bodies, typically at the exposed margins of the deposit and towards its base. The laterite includes veinlets of cryptocrystalline quartz and barite, together with remnant sulphides as trace pyrite, galena, sphalerite, chalcopyrite, chalcocite, bornite and plumbogummite as well as the silver sulphide acanthite as inclusions in barite. The silica veinlets may be related to fractures and joints opened during the lateritization, or possibly to tree roots, as they do not typically penetrate into the underlying saprolite.

The laterite is underlain by a nearly white saprolite composed of amorphous, poorly crystalline phyllosilicates, possibly including illite, which were described in the field as kaolin, together with quartz and minor barite and iron oxyhydroxides. Locally, this lower saprolite is mineralised with silver as acanthite and silver halides, but the silver-mineralised interval is not visually distinctive from the remaining lower saprolite. This mineralised lower saprolite lies immediately below the laterite in the main body of laterite mineralisation (the L-1 zone), but appears to form a lateral and more continuous

extension in the L-1-East and L-1-North zones, where a large part of the saprolite mineralisation lies at greater depth beneath the laterite, separated by a layer of un-mineralised but visually similar saprolite.

The lower transition at the base of the white saprolite is very sharp into either a "saprock" or directly into the black-shale. The saprock consists of a mixture of amorphous, poorly crystalline phyllosilicates and carbonaceous matter enclosing ragged fragments of black-shale. Both the saprock and black-shale are frequently mineralised with minor pyrite in fine quartz veins.

The semi-massive sulphide mineralisation is preserved in a few outcrops and in some of the deeper drill holes. It consists of finely laminated pyrite, sphalerite and galena in a matrix of quartz, illite-muscovite, chlorite and carbonate-ankerite with organic carbon.

The deposit is divided into a series of distinct zones by the outcrop limits of the original sub-horizontal mineralised horizon as it intersects the irregular topographic surface of the hill, as well as by various post-oxidation faults. These include probable listric faults or landslide scars which have been developed upon the laterite profile. These have created a terraced effect around the margins of the main exposure of the deposit in the L-1/L-2 zone, as well as locally between the different sections of the L-4 zone. There are two well-defined faults. The first strikes east-north-east and dips at approximately 55E west-north-west, dividing zone L-1 from zone L-2. The second strikes north-south apparently dipping at a high angle to the east as a reverse fault forming the eastern limit of zones L-1 and L-2 and separating the main body of zone L-1 from the satellite body to the east in zone L-1-East. A possibly similar east-north-east striking fault, parallel to that between zones L-1 and L-2, may form the boundary between L-1 and L-1-North, identified in the field as a landslide scarp and debris.

The silver minerals are mostly various silver halides (chlorargyrite, iodargyrite, cerargyrite, bromurite, or Ag(Cl,Br) as 20-40 :m grains as fine inclusions in with iron oxides, hydroxides or as liberated grains up to 400 :m. There is also minor silver sulphide (acanthite) as fine inclusions in barite. The majority of the silver is within the laterite profile, in both the duricrust and mottled-nodular (clay) zones, and locally within the upper part of the lower saprolite and the remnants of the sulphide mineralisation.

The overall form of the laterite profile indicates that its present distribution is due to original lateritization during more humid conditions and to subsequent exhumation and erosion during subsequent uplift in a drier climate. The later exhumation has resulted in the development of the present vertical profile, and erosion of much of the deposit has left large areas of partially to almost completely collapsed, transported or eroded laterite-saprolite, especially in zones other than L-1. This has resulted in similar looking soil geochemical and geophysical anomalies to the main mineralised zones where they are the last remnants of the mineralisation in areas with little or very thin and low-grade laterite-saprolite profiles beneath them.

Exploration

During 1994-97 Holmer completed topographic surveys over the exploration concession area; a soil geochemical survey on a 100 by 20 metre (and locally a 50 x 20 metre) grid; magnetic and self-potential geophysical surveys on a mostly 50 m by 20 m grid; collection and analysis of numerous outcrop and float samples; as well as the sampling of historical pits, trenches and exposures of the oxide mineralisation on the cliff-face of the L-1 zone. In 1997, Holmer excavated 945 metres from fourteen backhoe trenches in the L-1/L-2 area, from which 322 channel samples were collected from 95 vertical profiles. Six large-volume pits were excavated in 1997 in order to establish the bulk *in situ* density of the mineralisation, as well as to evaluate the geological and geotechnical characteristics of the mineralisation in different parts of the L-1 and L-2 zones. A total of 345 tonnes were excavated from four of these pits, which were bulk sampled for grade determination and were used to provide bulk-sample material for metallurgical studies.

Three topographic surveys have been undertaken, one of the collars and general topography in 1996 by Geocuba; a second of additional collars by Eurolatina in 1996-97, when they also compiled the Geocuba data, together with existing government topographic surveys at 1:10,000, to produce a digital topographic model and base map for the property; and a third of the trenches and new grid lines by Empifar in 1997. There is a general lack of correspondence between the elevations recorded in the different survey sets with errors of potentially significant dimensions for a near-surface sub-horizontal deposit which will need to be resolved prior to mining.

The geochemical soil samples were analysed by 32 element ICP-AES, and the soil character recorded as a colour index. The mineralised zones and/or their eroded remnants were identifiable at a threshold of 4 ppm Ag, 630 ppm Pb, 250 ppm Zn, 40 ppm Cu, 40 ppm As, and 400 ppm Ba. They are also marked by anomalous patterns in the major elements of >10% Fe, >2.0% Al, > 400 ppm Mn and > 0.8% K.

The geophysical surveys show a close correlation to the known mineralisation, with magnetic anomalies reflecting minor magnetite and/or other magnetic iron minerals in the laterite mineralisation. The self-potential anomalies also outline the main mineralised zones, such as the combined L-1/L-2 and the western zones. The reason for these anomalies is not obvious.

The 1996 trenches in the L-1/L-2 area, with exposures of the profile up to 5.7 metres deep, demonstrated the nature of the upper parts of the mineralised zones, especially the sharp hanging-wall contact with a barren saprolite, and the existence of irregularly shaped sub-vertical ribs of massive haematitic duricrust within the laterite horizon. The sampling was only representative of the uppermost part of the laterite profile and was not used in the resource calculations, other than to help outline the limits of the mineralised zones. The trenching in the northern extension of the L1 zone outlined an extensive area of mineralisation in the lower saprolite horizon.

Drilling

Between 1994 and 1998 Holmer completed five drill campaigns, totalling 3,609 metres in 177 diamond core holes. This drilling explored each of the silver-oxide mineralised zones, with closer spaced drilling in the original discovery area in zones L-1/L-2 of 2,246.0 metres in 93 holes of the above total.

The diamond drill programmes have outlined the areas of mineralisation, primarily by testing those parts of Loma Hierro which were covered by the distinctive red latosol, and in testing various areas of anomalous geochemistry and geophysics. All except the last 13 holes in 1998 were drilled vertically with older Soviet-era equipment, with core recoveries which were generally poor, which is typical of drilling in laterite horizons without specialized equipment and drill-muds. While described as diamond core

drilling, at least some of the drilling included a component of hammer rotary percussion drilling by repeatedly dropping the diamond bit and core stem into the hole.

Sampling Method and Approach

The majority of the laterite profile in the diamond core drill holes, as well as many sections of the immediately underlying saprolite, was logged, the majority was photographed, and split with half of the core bagged and shipped to CIMTEC in Havana for sample preparation (working under the supervision of Chemex) and assayed by Chemex Laboratories in Vancouver. The remaining half of the core was stored, except for much of the 1994 and 1995 core which was used for initial metallurgical testing.

Sample Preparation, Analyses and Security

The trench, pit and core samples were analysed using a variety of techniques including ICP-AES, atomic absorption on various acid digestions and fire assays. The soil geochemical samples were analysed by 32 element ICP-AES.

Data Verification

A major programme of data verification was designed by Bottrill Geological Services and executed under their general direction by Holmer personnel in 1997. This consisted of sinking four bulk sample pits throughout the full profile of the mineralisation, each of which was 1.5 by 2.0 metres in area, sunk to a maximum depth of 18.5 metres. Each pit was located immediately adjacent to a pre-existing diamond core hole. They were excavated by hand in one-metre levels, each of which was processed individually. The walls for each level were geologically mapped recording such features as the detailed fabrics and obvious mineralogy. The bulk *in situ* density was established for each level through detailed recording of the excavated weights and detailed measurement of the volume, as well as from individual sand replacement tests. Approximately 1,000 kg was extracted from one half of each one metre vertical bench. Each of these samples were processed through a procedure of random sampling of individual wheel barrow loads lifted from the pits, coarse crushing through a grid of steel bars, and homogenization through the statistically robust but time-consuming method of multiple alternate-shovel splitting. Four separate samples were collected from the resulting homogenised material for analysis and showed minor variance (co-efficient of variation of less than 10%) between them. Additional material was stored in sealed plastic drums holding 25 kg in order to retain the natural moisture content and was then shipped to the metallurgical test laboratory in Havana. Back-up samples were stored on site in steel drums, and the remaining material for each level was stored in separate wood-sided corrals.

A total of 345 tonnes of material were extracted from 50.9 metres of pitting. This programme was effective in:

- establishing the nature of the full-profile of the mineralisation, in classifying the different mineralisation types within the laterite-saprolite profile;
- establishing the bulk *in situ* density of the mineralisation in its various types;
- providing samples for comparison with adjacent diamond drill holes;
- providing samples for establishing the close spaced variability of the grades in channel samples of each wall;
- providing exposures for determining the geotechnical characteristics of the mineralised laterite and associated saprolite; and
- providing samples for metallurgical testing.

Blind check assays of pulps and rejects were taken from the core from the 1996 campaign and assayed at Chemex and XRAL using various techniques. The overall results show a high reproducibility on repeat pulps by Chemex, with no apparent bias and an average difference of 1.2% (in a range of +21.3% to -18.3%, with most of the extreme variances from samples with low Ag contents), but a somewhat poorer reproducibility in checks on the rejects of an average of 3.5% (in a range of +56.7% to -26.2%). This probably reflects inadequate homogenization of the samples prior to selection of the fraction to be pulped due to the naturally inhomogeneous nature of the mineralisation of the coarse pre-pulped samples. As indicated by Chemex, silver is one of the more difficult elements on which to achieve reproducible results, especially for high-grade silver halide mineralisation or if the samples contain high iron, both of which apply at Loma Hierro.

The external check assays by XRAL showed far greater variability on both the pulps and rejects. XRAL used a somewhat different procedure for the AA analyses and a threshold of 500 g/t Ag, above which they re-assayed the samples by one assay-ton fire-assays. Comparison between the results by AA and fire assay show considerable differences above 650 g/t Ag, and indicate the unsuitability of this technique for silver assays in material above this grade. The overall variances are somewhat larger than that obtained by Chemex on the repeat pulp analysis, with an average difference of 1.8% (in a range of 40.8% to -35.5%), and unlike the Chemex check assays the individual within sample variances are significantly large throughout the range of assays, with in particular 34 out of the 36 samples above 1,000 g/t Ag as originally assayed being lower on re-assay by XRAL, with 17 of these being more than 5% lower than the original assay. Whereas the overall difference between the reject samples analysed by Chemex and XRAL show an average of only 0.8%, the range of differences is high at 75.6% to -44.7%, with 18 out of the total of 44 analyses showing differences of greater than plus or minus 10% compared with the original assay. The causes of these differences probably include the inadequate mixing of the samples prior to selection of the pulped or assayed fraction, and to some extent the oxidation of the samples in the time between the original assays and when they were re-submitted for the check assays.

Overall, these results indicate that any single assays in individual, widely-spaced sample points cannot be used within any reasonable reliability or confidence to define the grades of the surrounding volume of material such as a resource or reserve block as defined in a typical computer block model, or to determine whether any particular volume of mineralisation is above or below any cut-off grade.

Mineral Processing and Metallurgical Testing

A substantial programme of metallurgical testing was carried out through various exploration stages and leading up to the feasibility study in recognition of the silver mineralogy and its iron oxyhydroxide gangue composition. Early tests were done by Lakefield Research in Canada and showed that high recoveries could be obtained by cyanidation on finely ground mineralisation, using relatively high cyanide concentrations as compared with those used in processing typical gold mineralisation.

The material excavated from the four detailed pits described above, as well as selected samples representing various gangue mineral compositions and levels in the laterite-saprolite profile, was tested by Centro de Investigaciones de la Industria Minero Metallurgia (CIPIMM) in Havana through a comprehensive programme of microscopic mineralogy, bottle-roll tests, mini-column tests, and pilot large diameter columns.

An initial series of 21 bottle roll tests were completed on selected samples with different mineralisation fabrics, gangue mineralogy and representing different levels in the profile. They showed no significant differences in recovery with elevation or gangue mineralogy, but significant differences with head grades.

A total of 1,250 kg from the 1997 bulk-sample pits was delivered to the laboratory in 50 sealed plastic drums, and composited for each pit. A total of 32 bottle-roll tests were completed using different metallurgical parameters such as crush sizes (50, 25, 12, 6, 2 mm) and cyanide concentrations in order to establish the conditions for a series of mini-column tests.

Mini-columns, each 100 mm in diameter and 800 mm high, were set up with <12 mm crushed and agglomerated samples of the homogenized pit composites. Twenty-one tests evaluated solution flow rates (from10 to 360 $l/m^2/h$ down-flow and up-flow, with similar results above 50 $l/m^2/h$) and cyanide concentrations (NaCN of 1 to 2 g/l, of which 2 g/l provided 10% greater extraction). Overall results were an 80-84% extraction or recovery at a head grade of 430-465 g/t Ag using a leach solution concentration of 2 g/l NaCN. Analysis of the residue returned an average grade of 85 g/t Ag after leaching. Results for low-grade and saprolite samples were poorer with recoveries of 19% to 52%.

A series of pilot columns each 200 mm in diameter and 3, 3.5 or 5 metres high were built using the optimum extraction parameters from the mini-column tests on samples crushed to 12, 20 and 50 mm, agglomerated and cured for 15 hours. Tests were run in up-flow and down-flow modes, with down-flow giving slower leaching but a similar final extraction. Increasing the crush size from 12 to 50 mm decreased the recovery from 80% to 75%. Initial cyanide concentrations varied between 0.78 to 2.06 kg NaCN per tonne of ore, with the recirculating fluid maintained at 2 g/t NaCN by adding fresh cyanide as necessary. The solutions were filtered and de-aerated, the recovered silver was precipitated with Zn, and the precipitate filtered. The leached columns were washed until cyanide concentrations were down to 10 mg/l, which was achieved with a water to ore ratio of 2.0. The leached material was pulverized and assayed. Bottle roll tests on the leached residue released an additional 5.9% to 6.5% of the original silver, demonstrating that further silver is leachable if accessible to cyanide solution. Final conclusions for process design were that a fluid flow rate of 2 g/l NaCN at a flow rate of 100 $l/m^2/h$ provided recoveries of 80-82% with solution to ore ratios of 2 to 2.5.

Following the CIPIMM work, a second set of tests was carried out at RPC in New Brunswick to confirm the Cuban results and test different parameters closer to the proposed operating conditions. These tests gave results which were generally comparable to the CIPIMM work. Additional information was provided on the moisture content of the agglomerates (15.8% in "green" - i.e. un-leached - agglomerate), with a bulk density of stacked agglomerate of 1.37 t/m^3. Two column tests using flooded down-flow for 94 hours at 125 $l/m^2/hr$ achieved 80% recovery at a solution to ore ratio of 2.8. Conclusions were that the down-flow method gave faster recoveries and lower cyanide consumption. It was noted that the agglomerated columns were stable with no slumping. As at CIPIMM, subsequent bottle roll tests on the leached material recovered the remaining silver, showing that the un-recovered fraction of 20% from the column tests is not refractory. It would leach if it were completely liberated and accessible to cyanide. No other metals were leached in the columns, with all of the cyanide used in extracting the silver. There were no problematic dissolved impurities in the leach solution. Tests on cyanide destruction with hydrogen peroxide showed that 2 times stoichiometric should destroy all the cyanide in a pond following standard practice in North American operations.

Overall recovery from these various tests indicate an operational recovery after all losses including smelting of 78.5% of the head grade silver content. The recovery is dependent on the silver grade with a polynomial relationship between grade and recovery below 510 g/t, and capped at 80% for material over 510 g/t for both laterite and saprolite. For example recovery at 200 g/t Ag (dry weight basis assay) is estimated at 55%.

Mineral Resource and Mineral Reserve Estimates

The most extensive and continuously mineralised zone in the Loma Hierro silver deposit is L-1/L-2, which lies on a dip-plane in the shallow north-west dipping sedimentary rocks on the north-west side of Loma Hierro. Down-dropped extensions of this zone lie beyond landslides or faults to the north (L-1-North) and east (L-1-East) of the main L-1 deposit. Zone L-1 dips at shallow angles to the south, contrary to the overall dip of the L-1/L-2 area, and is covered down-dip to the south by a increasingly thick wedge of up to 32.5 metres of upper saprolite until it is cut-off abruptly against the fault zone separating zone L-1 from L-2. The mineralisation is very continuous within the identified zones, including a zone of higher grades towards or at the base of the zone.

There is an area of significantly higher grades in the north-western part of zone L-1, within material which is not visually distinctive from that elsewhere in the L-1 zone, with many individual sample grades of over 1,000 g/t Ag, and up to a maximum of 11,715 g/t Ag (dry) compared with the majority of the mineralisation with grades of 50 to 200 g/t Ag.

Other zones extend to the west from L-1 and L-2 along the probable strike of the bedrock stratigraphy and bedded sulphide mineralisation (L-5 to L-8), but are thinner and smaller in area, as well as largely dismembered by various faults or landslides. Other zones on the southeast side of the hill (L-3, L-4) appear to be dipping southeast, indicating the probable existence of an anticlinal axis along the crest of the hill and orientated parallel to the regional geological grain. Most of these are small remnants along an originally single horizon, again broken up by faults and forming remnants on the down dropped side of various landslide scars. Whereas local high grades have been intersected in some of these other zones (L3 - 2 holes, L4 - 2 holes, L7 - 1 hole), there are no other continuous areas of comparable higher grades to those in zone L-1. None of these zones are included in the mineral resource estimates.

The estimates for the mineral resources are based primarily on the results from the Holmer vertical hole diamond drilling, with important contributions from the data obtained from the 1997 bulk-sample pits, and locally from channel samples taken in four historical pits close to the margins of the L-1 zone, in areas comparatively distant from any available drilling. The primary estimation procedure was based on evenly spaced cross-sections, with blocks on the sections centred on the individual drill holes. The sections were 25 metres apart, orientated along the north-south grid lines except in the west end of the L-1/L-2 area where the sections were 20 metres apart, reflecting the closer drill spacing in this area.

Each hole was examined from the descriptive logs, as well as core photographs, where available, and a new summary log generated defining the geology within one of the principal profile horizons (latosol, upper saprolite, duricrust, mottled-nodular laterite, lower saprolite, saprock, black-shale, sulphide mineralisation, fault zone or no core) on the basis of the colour, texture and grain size recorded in the logs and photographs. The assays were compiled along with the geology into summary logs for each hole. Each assay was assigned to the appropriate laterite horizon or bedrock type, as well as the moisture level, dry and wet density based on the results of the corresponding profile type from the 1997 bulk-sample pits. An equivalent wet assay grade was calculated from the assigned moisture, and was used as the assay for the mineral resource estimates. Where available, the core recoveries were tabulated for each assay interval.

Each drill hole was summarised into the sample core-length weighted average assays and total length within each of the duricrust, mottled-nodular laterite and lower saprolite profile horizons or layers. Whereas individual samples were assigned the corresponding moisture and density based on the profile rock type, the averages were only compiled for the duricrust or mottled-nodular laterite where they formed contiguous intersections of at least 3.0 metres. The mineralised lower saprolite mineralisation was restricted to sections of greater than 70 g/t Ag on a wet weight basis, derived from the cut-off grades

in a 1996 scoping study. The duricrust and mottled-nodular laterite zones were combined in a length-weighted average total laterite profile, and where appropriate, added to the lower saprolite mineralisation for a total mineralised interval.

Both north-south and east-west sets of cross-sections were examined for continuity. The areas of different profile types were established on each section, as well as for intermediate sections at 10 metres in the area west of 9,950 East and at 12.5 metres to the east of 9,950 East by interpolation from the alternately orientated normal set of sections. In effect, a wire-frame model was interpolated to define the tops and bottoms of each laterite or saprolite ore type. Volumes were calculated for each block or rectangular polygon centred on each hole, i.e. based on the mid-distance between adjacent holes on the same section. These volumes were based on the average areas of mineralisation on the primary section and the two adjacent intermediate sections to the east and west, and the width between the primary and intermediate sections. For example, for section 9,930 the volume corresponded to a 10 metre width of the area on section 9,930 and a 5 metre width of the section area on each of sections 9,920 and 9,940 East. Tonnages were assigned to each hole centred cross-section block or polygon on the basis of the wet density of the sample.

The mineral resources were accumulated for each hole-centred block or polygon on each cross-section and for each cross-section in the two primary profile types of total laterite and lower saprolite. Examination of the cross-sections showed that no extensive areas of continuous duricrust mineralisation could be identified with sufficient certainty, reflecting the nature of these zones as irregular layers and "ribs" within the trench and road-cut exposures. The average grades were weighted by the tonnages of each hole-centred block or polygon on each cross-section within each profile type, for each zone (L-1, L-2, etc.), as well as for the overall L-1/L-2 zones.

A second mineral resource estimate was made using a rigid hole-centred polygonal system on horizontal plans for each of zones L-1 and L-2. The tonnages were assigned based on the area of each polygon and the lengths of the intersection for each profile type, and were accumulated by the tonnage-weighted averages of the grades within each zone. There were no significant differences in the total tonnages or average grades between the different methods.

The effect of the poor core recoveries, typically of only 65% to 85%, on the silver grade of the deposit is unknown, but this may be one of the reasons for the discrepancy between the silver grades from the drill holes and those of the immediately adjacent bulk sample pit assays, as discussed below.

In the mineral resource estimation procedure used, as described above, the area of influence of the grade in each hole is that of the mid-distance to the next adjacent hole along the sections or on the polygon plans. However, two separate tests have indicated that the local grade variation may be closer than the present drill spacing of approximately 25 by 20 metres. A pattern of drill holes were completed around hole LH-96-160 in zone L-1, consisting of holes at 5 and 10 metre spacings along orientations of NW, NE, SW and SE from the central hole. This turned out to be an area of exceptionally high grades. The spatial variations are probably representative of most of the deposit and particularly of the higher-grade northwestern section of L-1. The data for the averages of the entire laterite horizon is summarised as follows:

	Ag, g/t		Core Length (m)	
	Average, Range		Average, Range	
Hole 160	762		14.9	
Holes at 5 metres	813	(339 to 1,697)	16.1	(16.0 to 17.4)
Holes at 10 metres	492	(249 to 918)	15.6	(13.8 to 19.2)
Average of all 9 holes	734		16.4	

Most of the variance is in the grade and to a lesser extent in the thickness of the intervals.

The second test was based on the channel samples taken in the centre of each of the walls of the bulk sample pits. Individual one metre increments showed locally extreme variances (e.g. 29, 52, 2,458 and 5,266 g/t Ag for depth 6.0 to 7.0 metres in Pit PC-3-97), and the average for each pit showed major, if less extreme variances (e.g. 181, 557, 802 and 964 g/t Ag as the averages of the four channelled walls from 1.00 to 16.5 metres in Pit PC-3-97).

These results show that while the overall average grade for the mineral resource is reasonably well established it would be very difficult to estimate the grade of any smaller volume such as those of individual blocks in typical mine planning or pit optimization block models blocks.

The comparisons between the individual diamond drill sample grades and those of the comparable processed bulk sample and channel grades show extreme differences, so that individual samples above or below any given cut-off from the drill core may have a significantly different grade from the other sample types. The processed bulk sample grades are not uniformly higher or lower than the drill grades, but the average of the comparable intervals from the mineralised horizons in the four pits to the corresponding intervals in the adjacent holes shows an increase in grade in the processed bulk samples of 132% relative to the core grades. Most of this difference is in the more nodular or duricrust type layers (153%) and may be due to the inadequate collection or selective core loss of the fine material within and around the original hard, lumpy blocks of semi-massive to porous haematite. This increase in grade indicates some up-side potential for the mineral resources, possibly of up to 32%, but it has not been used in adjusting the grade in the mineral resource estimates because of the various reasons given in this report on the problems and inconsistencies in individual sample grades. This compares, for example with the consistent results which were obtained for the *in situ* density and moisture content of the mineralisation, using different techniques and on the various mineralisation or regolith profile types, and which could be used with confidence to establish the tonnage for the mineral resources and convert the original drill indicated grades to an indicated *in situ* wet silver grade.

The tonnage assigned to each block is based on the core length of the intersection within each mineralisation type and the bulk *in situ* density as established from the bulk sample pits. These densities were determined from direct weighing of all of the material extracted from the pits and measurement of the pit dimensions for each 1.0 metre vertical increment of the pit. Most measurements were acceptable, although some gave unusual results, probably indicating errors in the record keeping of the weight or the dimensions, and these have been excluded from the database in estimating average densities. In addition, a series of three 20 x 20 x 20 cm pits were cut in the top of each sampled half bench, the extracted material weighed and the volume established by filling by fine, equigranular sand from a graduated vessel. The two sets of two are reasonably confirmatory, although the micro-pit densities show greater variation, reflecting the scale of geological variation of the material sampled, and correspond more closely to the average of the upper and lower samples rather than the sampled bench.

The results of the *in situ* wet density determinations for the different mineralisation types and grades are more or less the same, with an average for the laterite of 2.04 g/cm^3 (duricrust of 2.16 and mottled (clay) of 1.96 g/cm^3) and for the underlying saprolite of 2.28 g/cm^3. The *in situ* wet densities show a very poor positive correlation with the percentage of the material estimated as duricrust or nodular haematite (correlation co-efficient of 0.194).

The dry density equivalents are based on the wet *in situ* densities, as above, and the free moisture loss on oven drying. The samples used for the estimation of the bulk sample grade were weighed prior to shipment, on receipt in the laboratory, and then after drying, i.e. prior to the laboratory sample processing used to produce the actual assayed fraction. There are no significant systematic differences between the

sample weights as shipped and as received at the laboratory, indicating insignificant loss or gain of free moisture during shipment. The weight loss on drying of the free moisture content is significant, as is typically the case for laterite deposits. The average free moisture content of the 45.05 metres used for the density determinations is 13.0%. There is considerable variation among the different profile layers, with the highest free moisture contents in the latosol (19.0%) and the hanging-wall or upper saprolite (15.1%), intermediate contents in the mottled laterite (13.4%), and lowest in the duricrust (10.1%) and lower saprolite (10.4%). These free moisture contents result in an overall "dry" density of 1.80 g/cm^3 for the laterite and 2.04 g/cm^3 for the lower saprolite.

In addition to the free moisture loss during drying, the assayed samples still contained significant retained moisture, determined by the loss-on-ignition analyses at the laboratory, of 8.9% for the duricrust, 9.0% for the mottled zone, 7.6% for the upper saprolite and 4.7% for the lower saprolite.

As is standard industry practice for laterite ores, the "dry" densities are used for estimating the contained ounces, but the *in situ* wet densities, and the resulting adjusted equivalent wet grades, are more appropriate for establishing the *in situ* grade and tonnage. Therefore, the original "dry" grades as reported have been converted to their wet, *in situ* equivalents by the average free moisture for each type of mineralisation within the laterite profile.

The dry to wet grade equivalents used in the resource estimates were based entirely on the free moisture content of the processed bulk grade samples. These samples were processed through homogenization and alternate shovel splitting over several hours in the tropical open air and will probably have lost moisture during that process. Indeed, the samples could be seen to be drying immediately they were extracted from the pit by changes in colour and by free moisture collecting in the air above the sample corrals and in the sealed sample drums. The channel samples taken in the pits and the samples taken from the micro-density pits in each bench were bagged with minimal further processing and may, therefore, more accurately reflect the true *in situ* moisture contents. The moisture determinations for the channel samples are somewhat higher (12.2 vs. 10.1% for the duricrust, 14.4 vs. 13.4% for the mottled zone, and 16.0 vs. 10.4% for the lower saprolite). These samples are probably not as representative and, as a result, have not been used in the mineral resource estimate. However, they indicate that the actual *in situ* density may be even lower than the average of 1.80 used in the estimates, and may be closer to 1.77 g/cm^3.

The overall grade distribution statistics were studied for the 672 assay intervals in the mineral resources in the L-1/L-2 area, totalling 604.1 metres. They have an average grade of 366 wet equivalent g/t Ag, but a standard deviation of 908 g/t Ag, indicating a highly skewed population. The assays were converted to their log base 10 equivalents, and in this form the histogram has a relatively simple bell-shaped curve with no secondary peak at the high assay end of the curve relating to excess samples which, if present, would have indicated over sampling of the higher grade part of the sample population. Therefore, no cutting or capping was applied. Similar studies for the various sub-sets of the L-1/L-2 assays, including the individual zones and the different profile types, indicate similar results on the statistical characteristics of the assay populations and the lack of an apparent need for cutting or capping. Relatively few samples are contributing greatly to the overall grade, with the 4.0% highest grade sampled metres representing 40.0% of the cumulative silver gram-metres. The samples above 100 g/t Ag account for 93.7% of the gram-metres, and come from 45.9% of the sampled metres, with an average grade of 717 g/t Ag.

Within this population, the sub-set of 390 samples representing all of the laterite profile in zone L-1 show a similar distribution with 50.0% of the cumulative gram-metres in 7.6% of the sampled metres at an average grade of 3,283 g/t Ag, and the samples greater than 100 g/t Ag accounting for 96.9% of the gram-metres and 54.8% of the metres at an average grade of 885 g/t Ag. Within the higher grade area identified at the north-western end of zone L-1 the 9.3% highest grade sampled metres represented 50% of the cumulative silver gram-metres at an average grade of 3,488 g/t Ag. The samples above 100 g/t Ag

account for 98% of the gram-metres, and come from 62.5% of the sampled metres, with an average grade of 1,021 g/t Ag.

The mineral resources in the area of closely spaced mineralised holes in zones L-1 and L-2 are classified as indicated.

An additional inferred mineral resource has been estimated around the indicated mineral resources in zones L-1-North and L-1-East to reflect the possible outline of the mineralisation as seen in the geological, geochemical and geophysical data. No corresponding inferred resource exists for laterite mineralisation in zones L-1 and L-2, as the entire extent of these zones are classified as indicated based on the close-spacing of the holes in these zones. There is a small mineral resource of inferred mineralisation using the polygonal method in the lower saprolite below the laterite in zone L-1.

LOMA HIERRO SILVER DEPOSIT MINERAL RESOURCES

Category *Zone*	**Core Length**	**No. of Holes**	**Average Length**	**Density Wet**	**Tonnes Metric, Wet**	**Ag, g/t Wet**	**Silver Kg**
INDICATED							
ZONE L-1							
Laterite	364.95	39	9.36	2.00	372,489	381.98	142,284
Saprolite	41.10	12	3.42	2.28	86,861	237.49	20,629
TOTAL	406.05	51	7.96	2.05	459,351	354.66	162,913
ZONE L-1 NORTH							
Laterite	9.5	3	3.17	2.00	24,570	534.55	13,134
TOTAL INDICATED	**415.55**	**54**	**7.7**	**2.05**	**483,920**	**363.79**	**176,047**
INFERRED							
ZONE L-1 EAST							
Laterite	5.4	1	5.40	1.96	13,175	135.29	1,782
Saprolite	11.5	7	1.64	2.27	30,062	130.17	3,913
Total	16.9	8	2.11	2.17	43,236	131.73	5,696
ZONE L-2							
Laterite	143.6	21	6.84	1.99	235,207	60.95	14,337
TOTAL INFERRED	**160.5**	**29**	**5.53**	**2.02**	**278,444**	**71.94**	**20,032**

The mineral resources were entered into a 3 x 3 x 3 metre block model by Rescan from which open-pit plans were optimised using the Lehrs Grossman routine. The cut-off grades applied to the model were 183 g/t Ag for external mineral resources, 185 g/t Ag for internal mineral resources and 165 g/t Ag for those mineral resources which are to be separated during mining and stockpiled for processing at the end of the mine life if appropriate under then prevailing economic and operational conditions. The mineral resources were diluted by 0.75 m of waste at the top and bottom of the sub-horizontal deposit with an assigned grade of 0.17 g/t Ag. Total dilution was 46,000 tonnes, or 20% of the undiluted mineral resource, which was subtracted from the waste tonnage. The diluted mineral resources are derived from the indicated mineral resources in zones L-1 and L-1 North. The total probable mineral reserves which can be extracted from the Rescan (1999) mine plan are 287,000 tonnes at a grade of 516 g/t Ag, wet. This estimated mineral reserve would contain approximately 3.7 million ounces of silver which, at a monthly production rate of 10,400 tonnes of ore, would provide a mine life of 2.1 years.

Recoverable Probable Mineral Reserves and Related Production Numbers

	L1-N	L1 - Phase 1	L1 - Phase 2	Total/Average
Ore, t, wet	26,000	186,500	74,500	287,000
Grade, Ag g/t, wet	555	626	227	516
Contained silver, ounces	464,000	3,540,000	544,000	4,762,000
Plant recovery, %	72.6	79.0	69.1	77.3
Recovered silver, ounces	337,000	2,966,000	376,000	3,679,000
Waste, t	30,400	146,700	265,100	442,200
Total, t	59,300	383,800	364,000	807,100
Stripping ratio, waste:ore	1.28	1.06	3.89	1.81
Stockpile, t, wet (*)	2,900	50,600	24,400	77,900
Stockpile grade, g/t, wet	112	85	42	73

(* stockpile at grades below 185 g/t cut-off inside deposit)

Other Relevant Data and Information

Mining Operations

The L-1 and L-1 North probable mineral reserves are referred to below as the "ore" following standard industry engineering practice. Mining will be entirely by open-pit operated by a contractor working under direct control of company personnel. Given the soft or readily breakable characteristics of the harder ore it could probably be mined mostly by ripping and direct excavation by a 2.3 m^3 hydraulic excavator acting as a back hoe, requiring little or no blasting. The pits as designed have an overall stripping ratio of 1.8:1 with 3 metre high benches for final pit slopes of 45°, except for the south wall in the area of the major fault where they would be 35°. Haul roads would be placed away from the pit walls, 13 metres wide with an 8-10% slope. Ore transport would all be downhill. Roads and benches which are expected to be slippery during the rainy season or where built on saprolite, and benches where the excavator would stand, would be covered with crushed rock or similar material. Production would be for one ten-hour shift for five days per week, providing ample time for recovering from production delays such as those due to heavy rains.

The excavator would load two 30-tonne haul trucks standing either on the upper bench with the excavator or on the lower bench depending upon whether the exposed ore is slippery. The excavator would be directed at all times by a grade control geologist to ensure minimal dilution by waste at the top and bottom of the ore, especially at the bottom where the ore-waste boundary is highly irregular. Other equipment would include a blast hole drill, a dozer ripper, a grader, a water truck, a workshop truck, two pickups and a crew bus.

Ore would be trucked to a stockpile adjacent to the primary crusher located in the plant area around the original Francisco plant site to the north, which is the only relatively flat area in the immediate vicinity. There would be separate dumps for waste, a small amount of topsoil, the leached residue, and for the low-grade mineralisation stockpile. Water run-off from the pit would be directed into storage ponds or directed down slope into the north flowing Francisco River, away from any areas of environmental sensitivity such as exist in the southern watershed.

Recoverability and Processing Operations

The silver would be extracted at an estimated overall recovery of 78.5% using conventional vat leaching by cyanide after crushing and agglomeration, with the silver recovered from the pregnant solution using the Merrill Crowe process, and then smelted on site to silver doré bars to be shipped by air to Canada for refining. The designed plant has a capacity to handle 125,000 tonnes per year of ore to produce an estimated 1,800,000 ounces of silver.

Broken ore, which is estimated to have an upper fragment size of 250 mm, would be loaded directly by the mine haul trucks onto a stockpile, from which it would be moved by front end loader into a dump hopper. A belt feeder suitable for handling the sticky and crumbly ore would feed into the primary roll crusher where the ore would be reduced to >50 mm fragments. The crushed ore would be fed to a conveyor along which the lime and cement for agglomeration would be added. It would be fed to a secondary roll crusher and reduced to 12-25 mm and then conveyed to a rotating drum agglomerator along with wash water, with facilities for direct addition of cyanide.

Four steel reinforced concrete, 4.5 metre high, 465 m^3 vats, each with a capacity to handle 604 tonnes of agglomerate with a bulk *in situ* density of 1.37 g/c^3, would be filled in sequence by a radial stacker in order to minimise breakage and any layering of the agglomerated particles. The vats have a planned cycle time of 144 hours, with 100 hours of active leaching, with each vat being used five times per month at a 40% capacity utilisation rate to allow for maintenance, repair, and for longer leach times required on higher grade ores. Leach solution would be added in a down flow flood process through plastic pipes placed on top of the stacked agglomerate at a ratio of leach solution to ore of 2.6:1, flooded initially with a leach solution of 4 g/l NaCN and then irrigated throughout the leach cycle with re-cycled barren leach solution at a rate of 125 litres per square metre per hour ($l/m^2/h$). Control measurements would be used to keep the solution at a concentration of 0.5 to 1.0 g/l NaCN in order to ensure that the dissolved silver stays in solution, and leached until the solution grade drops below 20 ppm Ag. The pregnant solution would be drained through plastic pipes at the base of the agglomerate pile and pumped through three sand filters in order to remove particles above 10 microns and then into the pregnant solution storage tank at the start of the Merrill Crowe plant.

The remaining leached residue would be washed for 12 hours at 300 $l/m^2/h$ with a mixture of fresh water and recycled wash solution, with 1.5 tonnes of water for every tonne of ore in order to reduce the cyanide content to 10 ppm. The wash solution would go through the cyanide destruction section of the plant and then be recycled. The washed and barren agglomerate would be extracted from the vats by a tracked excavator with an extended boom and loaded into the same haul trucks as used for mining for transport to the residue pile.

The water treatment plant would use a 12 m^3 agitated tank to add hydrogen peroxide to destroy the cyanide by oxidation to a level of 1 ppm, following which the wash water would be returned to the wash water pond which would have a 24 hour retention time before it is recycled. Lime would be added to maintain a pH of 8.0-9.5. The overall leach circuit is a net consumer of water, but if necessary, such as during periods of heavy rains, the treated water could be allowed to discharge into the local drainage.

The Merrill Crowe plant would be built on a 20 by 28 metre concrete slab overlying geomembrane to prevent Ag or CN loss to the environment in the event of an accidental spill, with a 100 mm high surrounding concrete wall to hold any spilt fluids which would be directed to the wash water pond for treatment. The same building would also house the smelter and water treatment plant. The pregnant solution would pass through three vacuum leaf clarifiers and then to a de-aeration tower to remove any oxygen. The de-aerated solution would be injected with zinc slurry from zinc dust at a rate of one gram of zinc for each gram of silver. The silver would precipitate on the zinc which would then be collected

from two of three available precipitate filter presses, with one filter press emptied per day. The overall plant would be built so that throughput was 60% of the designed capacity allowing for maintenance, repairs, etc., as well as the longer leach times required in the event that the silver grades as mined are higher than those as presently estimated, as was indicated by the higher grades obtained from the bulk-sample pits.

The silver precipitate would go the smelter and converted in diesel fired crucible furnaces to silver doré bars. These would be shipped under army control to Havana airport and then flown to Canada for refining. Slag from the smelter would be placed on the leached residue storage pile.

The residue pile to hold the spent agglomerate from the vats would be built over zone L-1 North after it has been mined. Knight Piesold sank a series of geotechnical holes and pits in this area in order to establish the geotechnical requirements for safe storage. Additional tests on spent agglomerates were completed at Jacques Whitford in Halifax. The reside pile would be built on a prepared sub-base of local silt in two 150 mm lifts and lined with 1 mm PVC geomembrane liner, which would end in surrounding trenches. Pipes of 100 mm diameter would be laid on the liner and covered with crushed and screened 20 mm rock to a thickness of 500 mm to allow for safe trucking and dumping. Any remaining cyanide in the spent agglomerate would naturally degrade by atmospheric oxidation.

Solution control and the water balance for the entire plant has been based on ten years of weather records from the original Francisco mine. The process is a net consumer of water but allowances have been made for storage of water from storm events. The plans include four ponds for residue run-off (3,000 m^3), emergency and storm water (5,000 m^3), for barren solution (1,000 m^3) and the wash water (1,000 m^3). Each of these ponds would have slopes of 3:1 and would be lined with 1 mm HDPE geomembrane, with single liners in the run-off and emergency ponds with a total capacity of 8,000 m^3, while the two process water ponds would be double lined.

Assay and metallurgical laboratories as well as a sample preparation facility would be housed in separate trailers on site.

Markets

The silver market is somewhat volatile with prices for several years around US$5.50 per ounce as used in the Rescan feasibility study. Most silver is produced as a by-product of base metal mining and refining. As a result, supply largely depends on production of these other metals. Demand is increasing, less in its traditional use in photography, but increasingly in jewellery and other industrial uses in electronics and for its anti-bacterial properties. It is also still used as a form of storage of wealth.

Contracts

Contractors on behalf of the operating company would operate the mine, and contracts would be entered into for supplies such as reagents and for the refining of silver. While discussions have been held with various parties in order to establish the cost parameters for the feasibility study there are no existing contracts for building or operating the project or for sale of the silver bullion.

Environmental Considerations

An environmental baseline study was completed in 1998 by the Cuban organization CESIGMA who completed the environmental impact assessment and report (EIA) which was submitted to the Cuban government and has been approved.

There are no particular natural environmental concerns as the ore, the processed material and the mined waste is low in sulphides and base metals and has a correspondingly low potential for acid mine drainage. There are no archaeological or heritage sites in the project area and no key wildlife habitats or existing liabilities. Concerns raised during the EIA included surface water protection, waste pile stabilities, run-off control, protection of any underground aquifers and the health and safety aspects of cyanide and hydrogen peroxide use. All of these have been addressed in the feasibility study using standard industrial practices in widespread use in North America. There have been two other cyanide leach operations in the same region in recent years providing good examples for the local community that such projects are environmentally sustainable and have low health and safety risks. In particular all site drainage from the plant and any natural run-off will be directed into the northern drainage system and away from the southern drainage where there is intensive agriculture and karst subterranean aquifers.

The total disturbed area will be approximately 10 hectares for the pits, waste piles and plant. The proposed water balance, treatment and storage capacities have been designed for low risk of downstream contamination and are sufficient for a 100-year event to reduce the cyanide concentration as CN_{WAD} and CN_T to meet current Cuban environmental regulations.

Following the end of active mining and treatment it is expected that cyanide levels would decrease due to natural oxidation and meteoric flushing. A detailed closure plan is included in the Rescan feasibility study. Approximately 23,500 m^3 of water would be treated and reduced to 0.2 ppm CN_{WAD} in a seven month period and then monitored for a further 12 months. The open pits would be re-vegetated with pine seedlings and graded as necessary to allow for natural drainage. The waste pile embankments would be stabilized by grading and re-vegetated. The ponds would be breached and filled with earth and re-vegetated, the site would be secured and monitored until the cyanide concentration has decreased to acceptable limits and then abandoned.

Taxes

The standard tax regime in Cuba will apply to the project. There are no royalties and all imports of equipment and supplies are duty free. Income tax is charged at 30% of net revenue after repayment of capital and sunk cost, including 100% debt repayment prior to income being taxable. Sunk costs of US$3.7 million are allowed by Cuban law to be included as project costs and reduce the taxes considerably.

Capital and Operating Cost Estimates

Capital costs were estimated for the 1999 Rescan feasibility study. There is no reason why these costs should not still be applicable considering recent low inflation and changes in currency exchange rates (all dollars US)

Plant and equipment	$ 5,922,000
Spares inventory	$ 300,000
Owner's pre-production costs	$ 60,000
Pre-production capital	$ 678,000
Total	$ 6,960,000

Operating costs have been estimated for the Rescan feasibility study as follows (all dollars US).

	Cost per tonne	Cost per Ounce Ag	Comments
Mining - ore, $	1.38		Contract mining
Mining - waste, $	1.14		1.8:1 waste to ore
Mining - total, $	5.96	0.39	Includes 5% contingency
Processing, $	18.05	1.19	
Power, $	3.15	0.21	Diesel generator
Administrative, $	4.92	0.32	$600,000 per year
Contingency, $	1.35	0.09	
Total	**33.43**	**2.20**	

Economic Analysis

Using all of the above description of the reserve estimates, the mining plan, the plant equipment and construction, recovery estimates, capital and operating costs the project has an IRR of 57% or a NPV discounted at 10% of US$3.223 million, before taxes.

The project is sensitive to large changes in the silver price, the grade and the capital costs. The project is economically resilient down to a silver price of US$4.20 per ounce.

Payback

Payback is estimated at approximately one year of production.

Mine Life

Using the current indicated mineral reserves the mine life is 2.1 years. There are opportunities to extend the operation depending upon silver prices, the actual operating performance of the plant when built, and the costs achieved during the first two years of production. The life and total production could also be extended if the grade is higher than estimated above. The mineral resource and subsequent mineral reserve grades are based entirely on the drill hole sample assays. Higher grades were obtained from the bulk samples and large volume channel samples in four pits sunk throughout the mineralised interval as compared with the sample assays from holes against which the pits were located in one wall of the pit.

Additional material is available for later mining depending upon the prevailing circumstances at the time. This includes the currently classified inferred mineral resources and the material within the planned pit which is below estimated cut-off grades. If the grades turn out on production to be higher than estimated then some or all of this material could be reclassified as indicated resources and probable reserves, thereby extending the mine life. There are other mineralised zones identified on the property which are of too low a grade at present to be classified as resources because they are unlikely to be economic at estimated cut-off grades. These could be upgraded to resources depending upon the operating experience of the mine and plant.

Interpretation and Conclusions

A deposit of primarily silver-oxide mineralisation has been defined at Loma Hierro within a partially exhumed and eroded old laterite profile, which was probably developed upon original stratabound lead-zinc-silver sulphide mineralisation. The overall silver oxide mineralisation is divided into a vertical profile of upper laterite to lower saprolite. The majority (88%) of the mineralisation is within the distinctive iron oxide mineral rich laterite layer, with the remainder in the immediately underlying saprolite. The lower boundary of the mineralised section in the saprolite is not visually obvious and its recovery without excessive dilution will require additional sampling and careful geological grade control during mining.

Loma Hierro is possibly a unique example of a silver oxide deposit in a laterite-saprolite profile. As a result, the exploration programme and evaluation was developed from first principles appropriate to the deposit. In particular, the experience in laterite deposits of gold and nickel was adapted to the circumstances encountered at Loma Hierro.

Comprehensive geological and geostatistical studies were completed of diamond drill information and most importantly from the results of a comprehensive programme of bulk sample pitting which included multiple sample assaying from each one metre increment in the pits. The average grades obtained from the pits were higher at an average of 32% than the corresponding adjacent drill holes. The grades from a pattern of nine closely spaced holes and the one-metre increment samples in the pit were very large over very small distances. Whilst the overall average grade of the deposit, and especially the upper lateritic part of the laterite-saprolite profile, is sufficiently well estimated to classify the mineral resources as indicated, the grades of any smaller volume can only be estimated with limited reliability from small volume samples such as those from diamond core or channel sampling.

A comprehensive series of metallurgical tests were completed in Cuba on the bulk samples from the four full-profile pits. The results were confirmed through a separate series of tests completed at a laboratory in Canada. The silver contents following recovery in the metallurgical tests are consistent with the grades estimated within the indicated mineral resources, with an estimated final net recovery after all losses of 78.5%.

While the laterite presents special challenges for mining in terms of the geotechnical characteristics of the ore and its reaction to high periodic rainfalls, and the locally steep and rugged terrain, these are circumstances for which there is ample experience in the mining of lateritic nickel deposits within Cuba, and should not present any un-surmountable problems at reasonable cost.

The silver would be recovered using industry standard practices through vat leaching by cyanidation of agglomerated ore with the final recovery to silver in a standard Merrill Crow circuit, which would be smelted on site to produce doré bar which would be transported to Canada for refining and sale. The operation is a net water consumer. The design incorporates large water storage and treatment facilities sufficient to handle 100-year rainfall events, such as those in the periodic hurricanes which affect the island.

The area presents no particular environmental challenges. The project should not present any problems for sustainable development, as it will have only a short term, if positive, impact on the local and national economy. The proposed development plan includes procedures and the related costs for the mine closure of stabilised and re-vegetated surface and complete destruction of any remaining cyanide used in the recovery process.

Recommendations

The Loma Hierro silver oxide deposit is geologically well defined with indicated resources and probable reserves. Detailed engineering and related studies have demonstrated that the project is economically robust. It could be placed into production as soon as suitable financial arrangements for the capital and all necessary approvals have been obtained in Cuba for the project to go ahead, with the Company holding a 50% interest in the project through a newly formed Cuban subsidiary.

AVAILABLE FUNDS AND PRINCIPAL PURPOSES

Holmer has $1,900,000 in working capital as at October 31, 2004 which will be added to Lake Shore's funds upon completion of the Arrangement.

For information on the available funds to Lake-Shore, post Arrangement and the proposed use of such funds, see "Lake Shore – Post Arrangement – Pro Forma Available Funds" and "Lake Shore – Post Arrangement – Pro Forma Principal Purposes".

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

Dated November 5, 2004

The following management's discussion and analysis ("MD&A") has been prepared based on information available to Holmer as of November 5, 2004 and compares its 2003 financial results with those of the two previous years. This should be read in conjunction with Holmer's financial statements and the related notes. The consolidated financial statements and the related notes have been prepared in accordance with Canadian generally accepted accounting practices. As this is Holmer's first filing of its MD&A under National Instrument 51-102 – *Continuous Disclosure Obligations* ("**NI 51-102**") it has been completed in the form of an annual MD&A, in accordance with the requirements of NI 51-102.

Forward-Looking Statements

This discussion includes forward-looking statements and assumptions respecting Holmer's strategies, future operations, commodity prices and discusses certain issues, risks and uncertainties that can be expected to impact on any of such matters.

By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results. Actual future results may differ materially from those assumed or described in such forward-looking statements as a result of the impact of issues, risks and uncertainties whether described herein or not, which Holmer may not be able to control. The reader is therefore cautioned not to place undue reliance on such forward-looking statements.

Holmer disclaims any intention or obligation to update or revise these forward-looking statements, as a result of new information, future events or otherwise.

Overview and Results of Operations

Holmer is a Canadian mining exploration company with mineral properties and exploration rights in Canada and an interest in a proposed joint venture in Cuba. Holmer is a reporting issuer in Ontario, Alberta and British Columbia and trades on the TSX Venture under the symbol 'HGM' and on the pink sheet in the United States under the symbol 'HOGOF'. Holmer's strategy is to achieve corporate growth and shareholder value through low cost discovery near known mining camps. Since 1994, systematic

exploration resulted in three mineral discoveries in Canada and Cuba, two of which are now advancing towards production decisions.

Holmer's properties include the 50% owned Timmins Gold Project, Ontario, the 100% owned Murphy gold property, Ontario, a 55% joint venture interest in the Devlin copper property, Quebec, and, subject to Cuban government approval, a 50% joint venture interest in the Loma Hierro silver project, Pinar del Rio, Cuba.

For a synopsis of Holmer's primary mining interests in Timmins, Ontario and Cuba, refer to the recent 43-101 reports on SEDAR at www.sedar.com.

Review of operations

Timmins Gold Project

In Canada, Holmer holds a 100% interest in the 920-acre Timmins Gold Project in the west end of the prolific Timmins Mining District, where more than 70 million ounces of gold have been produced since 1908. The Timmins Gold Deposit was discovered and developed by Holmer geologists. Systematic drilling since 1997 has outlined a high grade mineral resource, calculated in accordance with the requirements of NI 43-101.

A major program of diamond drilling was completed in 2002. This work confirmed an overall 12% increase in grade and a significant increase in tonnage potential of the deposit.

In 2002 Watts, Griffis and McOuat Limited ("WGM"), calculated an indicated mineral resource of 232,000 ounces of gold calculated from 422,000 tonnes at an uncut grade of 17.78 grams gold per tonne. At a cut grade of 50 grams of gold per tonne the 422,000 tonnes grading 13.68 grams gold per tonne represents a gold resource of 185,600 ounces. WGM also calculated an indicated resource of 890,000 tonnes grading 6.4 grams gold per tonne (cut grade) representing a resource of 183,000 ounces of gold. These resource tonnage calculations were prepared by WGM using a 6 gram gold per tonne cutoff grade

In May 2003, Holmer entered into an option agreement with Lake Shore of Vancouver to further develop the Timmins Gold Project.

Under the terms of the Agreement, Lake Shore is entitled to earn an undivided 50% interest in Holmer's Timmins Gold Project by making total cash payments of $250,000, issuing 150,000 Lake Shore common shares, expending $2.5 million in exploration over three years and presenting an independent report, prepared in accordance with National Instrument 43-101 – *Standards of Disclosure for Mineral Projects*, confirming that the property contains an indicated mineral resource of at least 500,000 ounces of gold. If any of the above requirements are not met, Lake Shore will forfeit all rights to the property.

In June, 2003, Holmer received the first tranche cash payment of $50,000 and 50,000 common shares of Lake Shore.

In July 2003, a major drill program was initiated by Lake Shore Gold to expand the known indicated resource in the Hanging Wall, Footwall and Ultramafic zones. Over 21,000 m of drilling was completed in 2003 including 16,000 m of resource expansion drilling, 2500 m of shallow open pit delineation drilling and 2500 m of exploration drilling, at an estimated cost to Lakeshore of $2.1 million.

This work has identified 27 new mineralized intercepts having gold grades in excess of 6 grams per tonne ("gpt") over widths greater than 1.2 m. The drilling in the western part of the deposit between 500 and 800 m depth has indicated that the Footwall and Ultramafic zones develop into a thick panel of mineralization with over 200 m of dip extent. The average gold grade of 15 new intersections in this part

of the deposit is 10.0 gpt over 9.3m core length. The mineralized zone demonstrates much greater widths and better continuity than the shallower, known resource on the property. The 2500 m open pit delineation program was successful in outlining significant widths of low grade near surface mineralization in the Main Zone.

The results of preliminary metallurgical testing at SGS Lakefield Research Limited indicated high gold recoveries, between 91.6 and 98.8%, in each of the four selected samples submitted.

On July 19, 2004, Lake Shore announced the completion of the first phase resource expansion drilling on the Timmins gold project with the discovery of a new gold zone at depth.

On September 10,2004, Lake Shore reported the new drill indicated and inferred resource figures for the Timmins Gold Project, Ontario. The resource figures are National Instrument 43-101 compliant and have been externally audited by Watts, Griffis and McOuat ("WGM"). The resource estimates are tabulated below. In comparison with the 2002 resource estimates, the new resource estimates represent a 300% increase to 724,000 uncut gold ounces and a 270% increase to 482,000 cut gold ounces.

2004 Estimated Resources*

Category	Tonnes	Cut Grade Au (g/t)	Uncut Grade Au (g/t)	Contained Ounces Cut	Contained Ounces Uncut
Indicated	1,369,000	10.96	16.45	482,000	724,000
Inferred	200,000	8.70	12.43	56,000	80,000
Additional Inferred**	1,000,000	4.07	4.07	131,000	131,000

* Based on a 6 gram per tonne gold minimum cutoff and 50 gram per tonne gold cap, except the Footwall Zone was cut to 30 grams per tonne gold.

** Additional inferred resources grading 3-6 grams per tonne gold.

Both the Ultramafic and Footwall zones and the newly identified Deep Zone remain open to the west and are currently being tested by drilling on section 4500E, located 100 metres west of the identified resource.

A report on the Timmins project dated September 28, 2004 and prepared in accordance with National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* is available on SEDAR at www.sedar.com.

In September 2004, Lake Shore satisfied the requirements of its agreement with Holmer to acquire a 50% interest in the Timmins Gold Project. Lake Shore had incurred exploration expenditures well in excess of $2,500,000, made cash payments of $250,000 and had issued 150,000 Lake Shore common shares to Holmer. In addition, Lake Shore confirmed that the Timmins Gold Project contains an indicated mineral resource well in excess of 500,000 ounces of gold.

On October 5, 2004, Holmer announced that a high grade gold mineralization was intersected in drill hole TG04-63, a step out hole 103 metres (338 feet) to the west of the closest hole from previous drilling. This hole was collared to intersect the Footwall and Ultramafic zones west of the recently released resource estimate. Drilling continues as of November 5, 2004.

On October 20, 2004, Lake Shore and Holmer announced that they had signed a Letter Agreement regarding a proposed business combination between Lake Shore and Holmer to be carried out by way of statutory plan of arrangement of Holmer whereby Lake Shore will acquire all of the issued shares of Holmer. Holmer will then be amalgamated with a wholly-owned subsidiary of Lake Shore.

The proposed transaction is expected to complete in December 2004 and is subject to certain conditions, including acceptance by the TSX Venture Exchange, receipt of all necessary court and shareholder approvals, completion of due diligence investigations, receipt of fairness opinions of independent financial advisors and the execution of a formal agreement. It is anticipated that a special meeting of shareholders of Holmer will be held in December in order to approve the proposed transaction.

The board of directors of each company has received a preliminary assessment of the appropriate range of values of the Holmer/Lake Shore shares by its independent financial advisor. Based on such review, each board has agreed that upon closing of the Arrangement each Holmer shareholder will be entitled to one (1) Lake Shore share for every 1.5 Holmer shares held.

The Board of Directors of Holmer believes that the creation of a combined entity to hold the Timmins Gold Project and the other exploration interests provide an opportunity to achieve economies of scale that would be beneficial for both companies. Benefits include the fact that the Arrangement will result in a larger public trading company with greater market capitalization and a stronger balance sheet, ownership of the Timmins Gold Project and a portfolio of other properties of merit, experienced directors and greater ability to attract financing.

Loma Hierro Silver Project

Holmer's Loma Hierro silver project is located in the prolific Pinar del Rio Mining Camp in western Cuba, 200 kilometers from Havana.

In order for Holmer and GeoMinera S.A. (Holmer's Cuban joint venture partner) to proceed to develop the silver project pursuant to a joint venture (in which each of them will hold a 50% interest), a Cuban entity known as a "Mixed Enterprise" must be formed. The formation of a Mixed Enterprise requires the approval of the Council of Ministers of the Cuban government. Holmer and GeoMinera submitted all necessary documentation to the Cuban government in connection with the approval of the formation of the Mixed Enterprise in December 2002, and are currently awaiting the final approval of the Council of Ministers.

Holmer completed a final feasibility study to develop a two million ounce per year, open-pit, vat-leach silver mine based on a high grade, 600 grams/tonne starter pit.

Capital cost is estimated at US$6 million with cash production costs expected to be $2.20 per ounce of silver. The study indicated that production was economic at a base case silver price of US$5.50 per ounce generating an IRR of 57%, and a payback of one year of production. The project is economically viable with an internal rate of return of 23% at a silver price of US$4.70 per ounce.

Since its discovery of the deposit in 1994, Holmer has completed 164 diamond drill holes and extracted a 345-tonne bulk sample testing for silver. The work indicated that silver mineralization is distributed over a one-kilometer area. Calculations have shown that the property contains over 9 million ounces of silver in the indicated category grading 164 grams silver per tonne. In addition there are about 1.4 million ounces averaging137 grams/tonne in the inferred category. The silver mineralization is mainly silver chloride minerals, which are amenable to cyanide leaching with high, average 80% silver recoveries over a four-day leach cycle.

Assays of the bulk samples taken from the deposit have shown that the average silver grade of the deposit may be as much as 30% higher than that determined in resource estimates from the drill holes.

In anticipation of the approval of the formation of the Mixed Enterprise by the Council of Ministers of the Cuban government, Holmer and GeoMinera have negotiated and agreed upon the final text of a joint venture agreement to operate the Loma Hierro project. Under the terms of the joint venture agreement,

Holmer is obligated, among other things, to (a) contribute to the corporate capital of the Mixed Enterprise US$1,157,000 and (b) obtain the financing required for the construction and operation of the mine. Holmer will have six months from the date of registration of the Mixed Enterprise in the Foreign Investment Registry of the Cuban Chamber of Commerce in order to arrange for such financing. In the event that the required financing cannot be obtained within the prescribed time, Holmer and GeoMinera have the right to provide part of the financing to the joint venture and such loan(s) will be repaid from the joint venture's net profit.

Devlin Copper Project

Holmer continues to maintain a 55% interest (Riocannex holds the other 45%) in the Devlin Copper Mine project in the Chibougamau Mining Camp in Quebec. The Devlin property covers a small, high-grade, copper deposit. The ore body is a shallow flat-lying zone of chalcopyrite-quartz veins which were partially test mined during the1980s. The property has extensive underground development work. The project has been on care and maintenance since 1985, pending improvement in copper prices.

On March 25, 2004, Holmer announced that it has entered into an option agreement with Dialex Minerals Inc. to sell its interest in the Devlin project. Under the terms of the option agreement, Holmer granted to Dialex an exclusive option to purchase Holmer's 55% joint venture interest in the Devlin property. The transaction contemplated by this option agreement will close on or before December 31, 2004, subject to the following:

(a) Payment of an initial non-recoupable deposit of $60,000 payable through the issuance of 450,000 common shares of Dialex; and

(b) Payment of the full purchase price of $600,000 payable through the issuance of non-restricted common shares of Dialex to be valued at a 10% discount from the 30-day average market price, before closing.

Dialex is obliged to exercise the option if the spot price of copper averages US.$1.50 per pound over any successive period of 20 trading days. If Dialex does not exercise the option, then Dialex's right shall be deemed to have lapsed, and its deposit payment will be forfeited.

Murphy Gold Project

On October 15, 2003 Holmer acquired a 100% interest in the Murphy Gold Mine project, located approximately 35 km north of Wawa, Ontario. Under the terms of the purchase agreement, Holmer paid $20,000 and issued 100,000 common shares of Holmer for four patented claims. The claims are subject to two net smelter royalty (NSR) payments of 2% and 2.5%.

The property is located within a Greenstone belt that hosts several important gold deposits and mines. Gold was first discovered on the property by Thomas Murphy in 1921. The gold mineralization occurs within quartz veins and lenses along a sheared and carbonate altered zone that has been traced for over 1,500 feet along strike. The vein zone is up to 30 feet wide in places. Previous development work during the period 1921-1959 included the sinking of two shafts located 500 feet apart and approximately 2,771 feet of underground development work including a drift connecting to the two shafts at the 200 foot level. Historic records indicate a 50-ton per day mill operated sporadically from 1925 to 1939 and producing 2,427 ounces of gold. The operation ceased in 1939 because of excessive dilution coupled with an unsuitable milling circuit for the type of ore being mined.

During 1987-88, Prime Resources Ltd. completed a major program involving geophysical, geochemical and geological surveys and in excess of 65,000 feet of diamond drilling. As a result of drilling, two gold

zones have been partially delineated, designated the Main and North veins. Both veins remain open at depth and along strike.

In 1987, Ore Quest Consultants on behalf of Prime calculated a mineral resource of 185,000 tons grading 0.357 oz/ton gold in the Main Vein and 65,000 tons at 0.156 oz/ton gold in the North Vein. Based on systematic drilling, sampling and fire assaying for gold, these estimates above would not be acceptable in accordance with the requirements of current National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

After evaluating all previous work, a 7500-foot drill program was initiated in December, 2003. Fifteen holes were drilled for a total of 8,335 feet to further delineate a gold quartz zone in an area west of the main shaft and to trace the westerly extension of the Main Zone where previous drilling indicated a second parallel vein structure striking to the northwest. The drill holes were placed to intercept veins between the existing drill holes in an attempt to more accurately position the gold vein systems.

Although the program was not intended to extend the gold zones to depth, along strike or to intersect the North Vein, it did confirm the presence of high gold values and the existence of the veining and quartz flooding indicated by the earlier drilling. A resource calculation has been completed on the Main Vein by John Archibald. Total inferred resources on the Main Vein is estimated at 108,092 tons grading 0.39 ounces gold per ton using a cutoff grade of 0.10 ounces per ton over 5 feet (NI 43-101 compliant).

The Murphy drilling program has been supervised by John Archibald (P.Geo), the Qualified Person for this project.

A follow up program of surface sampling and drilling has been recommended to test the westerly extension and depth potential below 400 feet, particularly on the western part of the claim group and on the adjacent ground to the west of the present boundary, formerly part of Algoma Railways and now controlled by Sustainable Forest Technologies. Holmer is awaiting resolution of the ownership of the adjoining property which was subjected to multiple map-staking in 2003.

Management is encouraged by the added value resulting from the recent drill program which was completed on time and within budget. Holmer is reviewing the potential of the Murphy property before deciding on the next stage of exploration.

Results of operations

During the past three years, Holmer has not generated any significant operating revenues, as it is in the exploration stage and, therefore, losses have been incurred throughout the period. Management anticipates that further losses will be incurred in the current financial year for general and administrative expenses, and costs related to mineral projects.

On Holmer's Loma Hierro project in Cuba, a feasibility study has been completed. Final approval by the Cuban government is pending. Upon approval, Holmer will seek project financing to advance the project to construct and operate a mine. In the event that the project comes into production, Holmer anticipates that the recent trend of losses could be reversed. However, as with all of Holmer's exploration projects, there is no assurance that commercial production can be achieved or that any such mining activity will be profitable.

Selected annual information

The following table summarizes selected audited financial data for Holmer for each of the three most recently completed financial years. The information set forth below should be read in conjunction with

the management's discussion and analysis, the consolidated financial statements and related notes and other financial information.

	Year ended December 31 $		
	2003	**2002**	**2001**
Interest Income	5,049	Nil	Nil
Administrative Expenses	245,458	85,395	44,047
Net loss - In total - Per Share	 (139,409) (0.00)	 (85,395) (0.00)	 (1,933,379) (0.07)
Working Capital	1,979,793	279,965	(161,310)
Resource Properties	11,058,141	10,716,950	10,131,843
Total Assets	13,157,136	11,218,171	10,140,941
Deficit	(8,366,062)	(8,226,653)	(8,141,258)
Exploration expenditures	426,191	585,107	125,028

There was an increase in gold and silver prices as well as a general improvement in junior market conditions during 2003. These factors provided Holmer with the opportunity to complete equity financings. However, with additional financing came an increase in administrative expenses.

2003 compared to 2002

Holmer earned interest and other income of $5,049 during 2003 compared to zero in 2002. General and administrative expenses increased to $245,458 in 2003 from $85,395 due mainly to an increase in professional and consulting fee by $110,491 related to financing activities. Holmer increased its net loss to $139,409 in 2003 from $85,395.

Holmer's exploration expenditures decreased by $158,916 to $426,191 during 2003 compared to $585,107 in 2002. This reflects Holmer's option agreement with Lake Shore, whereby Lake Shore can earn 50% interest in Holmer's Timmins Gold Project by expending $2,500,000 in exploration over three years. Holmer incurred exploration expenditures mostly on the newly acquired Murphy gold project in 2003 ($232,075) and on the Timmins gold in 2002 ($495,862).

Holmer issued common shares and warrants to raise $2,144,457 in 2003 compared to $1,030,929 in 2002.

2002 compared to 2001

Holmer's exploration expenditures in 2002 increased to $585,107 from $125,028 in 2001, while Holmer wrote-off exploration expenditures on the Cuban properties by $1,864,332 in 2001.

General and administrative expenses in 2002 increased to $85,395 from $44,047. Holmer incurred a net loss of $85,395 in 2002 and $1,933,379 in 2001.

During 2002, Holmer raised $1,030,929 by issuing common shares compared to $356,440 in 2001.

2001 compared to 2000

Holmer reported a net loss of $1,933,379 compared to net loss of $97,134 in 2000. This increase in net loss reflects a write-off of $1,864,332 for an exploration property in Cuba.

Holmer incurred exploration expenditure of $125,028 during 2001 and $173,900 in 2000.

During 2001, Holmer issued common shares for raising $356,440 while only $13,200 in 2000, as the entire junior mining sector faced with difficult times for raising equity funds in Canada.

Nine month period ended September 30, 2004 compared to September 30, 2003

For the quarter ended September 30, 2004, Holmer incurred a net loss of $82,522 as compared to a net loss of $29,567 for the corresponding period in 2003. The difference is mainly due to increased cost of printing and mailing of annual reports in 2004 combined with annual audit, TSXV and legal fees.

Summary of quarterly results

The following table sets forth selected (unaudited) quarterly financial information.

	Quarter Ended $			
	September 30, 2004 (1)	**June 30, 2004**	**March 31, 2004**	**December 31, 2003**
Total Revenues	10,414	10,061	11,328	2,863
Net Loss	(82,522)	(49,235)	(22,821)	(31,223)
Net Loss Per Share	(0.00)	(0.00)	(0.00)	(0.00)
	Quarter Ended $			
	September 30, 2003	**June 30, 2003**	**March 31, 2003**	**December 31, 2002**
Total Revenues	756	1,430	Nil	Nil
Net Loss	(29,567)	(39,331)	(39,288)	(25,367)
Net Loss Per Share	(0.00)	(0.00)	(0.00)	(0.00)

(1) The increase in the net loss for the quarter ended September 30, 2004 is attributable to increased printing and mailing costs related to Holmer's 2004 Annual Report, combined with annual audit, TSX Venture Exchange and legal fees.

Liquidity and Capital Resources

Holmer currently does not have a producing mineral property and does not anticipate any operating revenue in the near future. However, a positive feasibility study has been completed for the Loma Hierro silver project. Final approval by the Cuban government is pending.

Historically, Holmer has raised funds through equity financing and the exercise of options and warrants and loans from the President to fund its operations. The market price of metals is highly speculative and volatile. Instability in prices may affect the interest in mineral properties and the development of such properties. This may affect Holmer's ability to raise capital to acquire and explore resource properties.

The exploration and development of deposits involve significant risks including commodity prices, project financing, permits and licences from various government agencies in Canada and Cuba, and local political and economic developments in Cuba, Canada and the United States.

During the years ended December 31, 2003 and 2002, Holmer conducted financings as follows;

In December 2003, Holmer completed a brokered private placement of $1.2 million. Holmer issued 4,000,000 units at $0.30 per unit to raise a total of $350,000 flow-through and $850,000 non flow-through funds. In connection with the private placement, Haywood Securities Inc. acted as agent and received 280,000 common shares and 400,000 agent's warrants exercisable at a price of $0.30 per share for the first year and $0.40 in the second year.

During the year ended December 31, 2003, a total of 5,237,111 (2002- 2,286,500) common shares were issued on the exercise of stock options and warrants which raised proceeds of $1,090,833 (2002- $218,675).

In December 2002, Holmer completed a non-brokered private placement which raised $390,060 before expenses. The private placement comprised of 2,167,000 units at a price of $0.18 per unit. Each unit consists of one common share and share purchase warrant exercisable until December 31, 2004.

In June 2002, Holmer completed a non-brokered private placement of 2,500,000 units of $0.20 per unit (one share plus one warrant) which raised gross proceeds of $500,000. Each warrant is exercisable until June 6, 2004 which has been repriced at $0.40 per share and extended to December 6, 2004.

In June 2001, Holmer completed a non-brokered private placement of 10,000,000 units which raised $400,000 before expenses. Holmer issued warrants to purchase 1,250,000 shares in connection with the financing. All the warrants were exercised prior to the end of 2003.

The proceeds from these financings have been used to advance work on the Timmins gold and Murphy gold projects in Ontario and Loma Hierro silver project in Cuba, to reduce the Company's payables and for general corporate purposes. As of December 31, 2003, the funds held by Holmer amounted to approximately $2.0 million (2002- $463,000).

Working Capital Requirements

Holmer's working capital requirements are estimated at $200,000 per year. As of September 30, 2004, Holmer is debt free and its working capital totals approximately $1.9 million. Holmer does not currently have contractual obligations with regard to exploration expenditures to maintain its properties in good standing. Holmer feels it has sufficient working capital to meet its operating expenses through 2004 and into 2005 without the need for further financings except for its Cuban silver project. However, if Holmer requires further financing to develop its project then it will seek equity or debt financing.

Off – Balance sheet arrangements

As of the date of this filing, Holmer does not have any off-balance sheet arrangements that have a current or future effect on the results of operations or financial condition of Holmer.

Disclosure for Venture Issuers without Significant Revenue

Holmer did not have significant revenues in either of its last two fiscal years. The following table provides a breakdown of the material components of Holmer's capitalized exploration costs as well as general and administrative costs for the two most recently completed financial years.

	Year Ended December 31, 2003	Year Ended December 31, 2002
Capitalized Exploration Costs:		
Loma Hierro Project	$49,139	$86,069
Timmins Gold Project	$79,635	$495,862
Murphy Gold Project (includes acquisition cost)	$297,417	Not applicable
Devlin Copper Project	Nil	$3,176
Total	$426,191	$585,107
General and Administrative Expenses	$245,458	$85,395

There was a significant increase in general and administrative expenses during the year ended December 31, 2003. This increase was mainly due to an increase in professional and consulting fees ($110,491) related to major financing activities and public relations ($60,000). In both the Timmins and Murphy gold projects, over 85% of the exploration expenses were spent on drilling.

Related Party Transactions

No material transactions were entered into during the year ended December 31, 2003, 2002 and 2001 by Holmer and any other director or senior officer of Holmer.

Consulting services were provided by directors and/or officers and/or corporations controlled by them. Fees for such services amounted to $69,300 in 2003 ($70,000-2002, $36,250-2001).

In December 2002, Holmer arranged a $390,060 private placement financing of units at $0.18 per unit consisting of one share and one warrant. The President and two directors of Holmer subscribed for a total of $52,000 of the financing on the same terms as other investors. In December 2003, President and a director exercised warrants comprising part of the units for total proceeds to Holmer of $45,000.

On March 16, 2004, upon the recommendation from the compensation committee, the Board of Directors approved a management contract whereby the President will be paid a monthly compensation of $5000. Under the terms of the management agreement , Holmer is obligated to pay a management fee of $5,000 per month until December 31, 2008. If Holmer terminates this agreement , for any reason other than a breach of contract by the related party, it will be required to pay the full amount of any remaining unpaid management fees under this contract. If the proposed transaction between Lake Shore and Holmer is completed, the existing management agreement will be terminated prior to the proposed transaction with Lake Shore.

For the nine month period ended September 30, 2004, total fees for consulting services provided by directors and/or officers and/or corporations controlled by them amounted to $70,000 compared to $41,000 for the corresponding period. The increase is mainly due to accounting and management fees. These transactions were measured at the exchange amount which is the amount agreed to between the related parties.

Risks and Uncertainties

Exploration and Development Risks

The business of exploring for minerals involves high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Other risks include permits and licences from various government agencies in Canada and Cuba, and local political and economic developments in Cuba, Canada and the United States. It is impossible to ensure that the current exploration programs planned by Holmer will result in a profitable mining operation.

Financial Risks

Holmer has limited financial resources. There can be no assurance that Holmer will be able to obtain adequate financing in the future or that the terms of such financing is favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with possible loss of such properties.

Fourth Quarter

During the fourth quarter of 2003, the dramatic improvement in precious metal prices combined with excellent drill results from the Timmins gold project strengthened the ability of Holmer to obtain equity financing of $1.2 million. In addition, a total of 2,028,111 warrants were exercised in December, 2003 to net $608,433. The proceeds were used to provide general working capital and for the acquisition and exploration of the Murphy gold property.

On October 27, 2003, Holmer announced the termination of the proposed amalgamation between Holmer and Acadian Gold Corporation based on a revised fairness opinion by Watts, Griffis and McOuat dated October 22, 2003.

On the Timmins gold project, drilling continued to expand the mineral resources in multiple gold zones. The mineralized zones confirmed much greater widths and better continuity than the shallower, known resource on the property.

As at December 31, 2003, the funds held by Holmer amounted to approximately $2.0 million.

Proposed Transactions

On October 20, 2004, Lake Shore and Holmer announced that they have signed a Letter Agreement regarding a proposed business combination between Lake Shore and Holmer to be carried out by way of statutory plan of arrangement of Holmer whereby Lake Shore will acquire all of the issued shares of Holmer. Holmer will then be a wholly-owned subsidiary of Lake Shore.

The board of directors of each company has received a preliminary assessment of the appropriate range of values of the Holmer/Lake Shore shares by its independent financial advisor. Based on such review, each board has agreed that upon closing of the Arrangement each Holmer shareholder will be entitled to one Lake Shore share for every 1.5 Holmer shares held.

The proposed transaction between Holmer and Lake Shore is expected to complete in December 2004 and is subject to certain conditions including acceptance by the TSX Venture, receipt of all necessary court and shareholder approvals, completion of due diligence investigations, receipt of fairness opinions of

independent financial advisors and the execution of a formal agreement. It is anticipated that a special meeting of shareholders of Holmer will be held oin December 2004 in order to consider and approve the proposed transaction.

Changes in Accounting Policies

Holmer has not changed any of its accounting policies, nor does it expect that any recent accounting pronouncements shall have any material impact on the financial condition or results of operations.

Additional Information

Additional information relating to Holmer is available on SEDAR at www.sedar.com. Holmer is incorporating by reference to this MD&A, its unaudited Financial Statements for the period ending September 30, 2004.

As of November 5, Holmer has 49,389,012 common shares issued and outstanding.

Common shares issued	Shares	Amount
Shares outstanding as at December 31, 2003	48,478,350	$21,237,963
Issued on exercise of options on April 20,2004	95,000	$19,000
Issued on exercise of warrants June 30, 2004	200,000	$70,000
Issued on exercise of options on Sept. 21,2004	50,000	$17,500
Issued on exercise of warrants October 27, 2004	565,662	$204,199
Shares outstanding as at November 5, 2004	49,389,012	$21,541,662

Events Subsequent to September 30, 2004

On October 1, 2004, Holmer's Board of Directors has granted incentive stock options to three new directors for the purchase of 100,000 shares each exercisable at a price of $0.41 per share.

On October 20, 2004, Lake Shore and Holmer announced that they have signed a Letter Agreement regarding a proposed business combination between Lake Shore and Holmer to be carried out by way of statutory plan of arrangement of Holmer whereby Lake Shore will acquire all of the issued shares of Holmer. Holmer will then be a wholly-owned subsidiary of Lake Shore.

On October 27, 2004, Holmer raised $204,199 on the exercise of 565,662 warrants.

Outlook for 2004

The outlook for the months ahead is encouraging as Holmer anticipates news from phase II resource expansion drilling program in Timmins and a formal approval of the proposed business combination with Lake Shore at the special meeting of the shareholders to be held in December 2004.

DIVIDEND POLICY

Holmer is authorized to issue an unlimited number of common shares without par value. Holders of the common shares are entitled to receive dividends if, as and when declared by the directors of Holmer.

To date, Holmer has not paid dividends on its common shares.

AUTHORIZED AND ISSUED SHARE CAPITAL

The authorized capital of Holmer consists of an unlimited number of common shares (the Holmer Shares), being common shares without par value of which 49,389,012 Holmer Shares are issued and outstanding, as at November 5, 2004.

Holders of Holmer Shares are entitled to one vote per share at all meetings of Shareholders. Holders of Holmer Shares are entitled to receive a pro rata share of the assets of Holmer available for distribution to holders of Holmer Shares in the event of liquidation, dissolution or winding-up of Holmer. All Holmer Shares rank pari passu, each with the other, as to all benefits, which might accrue to the holders of Holmer Shares.

CONSOLIDATED CAPITALIZATION

There has been no material change in the share and loan capital of Holmer since the date of the comparative financial statements for the most recently completed financial year save that options to acquire a total of 2,250,000 Holmer Shares exercisable at $0.50 and $0.40 were granted to certain directors, officers and employees. On April 20, 2004, 95,000 options were exercised at $0.20 per option. On September 24, 2004, 50,000 options were exercised at $0.35. On June 30, 2004, 200,000 common share purchase warrants were exercises at $0.35. On October 1, 2004, 300,000 options were granted to directors at $0.41. On October 27, 2004, 345,000 common share purchase warrants were exercised at $0.40 per warrant and 220,662 common share purchase warrants were exercised at $0.30 per warrant.

OPTIONS AND OTHER RIGHTS TO PURCHASE SHARES

As at November 5, 2004, there were 3,890,000 outstanding options to purchase or acquire Holmer Shares.

The following table sets out all options in Holmer which are held as of the date of this information circular by all the directors, officers and employees as a group:

Optionees[1]	Number of Holmer Shares Subject to Options	Exercise Price $	Market Value of Securities on the Date of Grant [2] $	Number of Persons in the Group
Executive Officers	700,000 300,000 800,000	0.20 0.35 0.40	0.20 0.35 0.40	2 2 2
Directors who are not Executive Officers	250,000 50,000 50,000 300,000	0.20 0.35 0.40 0.41	0.20 0.35 0.40 0.41	2 1 1 3
Employees	200,000 650,000	0.20 0.40	0.20 0.40	1 3
Consultants	110,000 30,000 450,000	0.20 0.35 0.50	0.20 0.35 0.50	2 1 1
Others	Nil	N/A	N/A	N/A

(1) There are no options to acquire Holmer Shares held by any other persons other than as disclosed in this table.

PRIOR SALES

The following shares were issued by Holmer during the twelve months preceding November 5, 2004:

Date of Issue	No. of Securities Issued	Price	Reason for Issue
December 16, 2003	1,167,336 flow-through Holmer Shares	$0.30 Per Share	Private Placement
December 16, 2003	2,832,664 Holmer Shares and 3,416,330 warrants	$0.30 Per Share	Private Placement
December 16, 2003	280,000 Holmer Shares and 400,000 warrants	$0.30 Per Share	Fees to financing agent in connection with private placement.
April 20, 2004	95,000 Holmer Shares	$0.20 Per Share	Exercise of stock options
June 30, 2004	200,000 Holmer Shares	$0.35 Per Share	Exercise of warrants
September 24, 2004	50,000 Holmer Shares	$0.35 Per Share	Exercise of Options
October 27, 2004	220,662 Holmer Shares	$0.30 Per Share	Exercise of warrants
October 27, 2004	345,000 Holmer Shares	$0.40 Per Share	Exercise of warrants

MARKET FOR SECURITIES

The Holmer Shares trade on the TSX Venture under the symbol "HGM". The following table sets out the market price range and trading volume of the Holmer Shares on the TSX Venture for the periods indicated.

		High	Low	Volume
Year	**Period**	**($)**	**($)**	**(no. of shares)**
2002	Fourth Quarter	0.25	0.09	4,037,870
2003	First Quarter	0.26	0.12	7,163,100
	Second Quarter	0.19	0.12	2,168,850
	Third Quarter	0.22	0.14	4,837,500
	Fourth Quarter	0.59	0.25	11,935,808
2004	First Quarter	0.50	0.33	5,908,409
	Second Quarter	0.41	0.22	3,831,972
	July	0.37	0.28	759,558
	August	0.39	0.27	992,295
	September	0.41	0.34	1,946,225
	October	0.65	0.41	5,443,426
	November 1 to 29	0.59	0.46	1,603,700

On November 29, 2004 the closing price of the Holmer Shares on the TSX Venture was $0.47 per Holmer Share.

ESCROWED SECURITIES

260,715 issued and outstanding Holmer Shares are subject to an escrow agreement dated June 18, 1973 and may not be sold, assigned, hypothecated, alienated, released, transferred or otherwise dealt with except with the prior written consent of the Ontario Securities Commission. 130,358 of the escrow shares are owned by a past director and 130,357 of the escrow shares are owned by K. Sethu Raman, President of Holmer. Lake Shore has agreed, following completion of the Arrangement, to use its commercially reasonable efforts to make all applications, and assist the holders of such escrowed shares in making all applications, necessary to obtain the required consents to the release of these shares.

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of the directors and senior officers of Holmer, as at the Record Date, no person beneficially owned, directly or indirectly, or exercised control or direction over shares carrying more than 10% of the voting rights attached to all voting securities of Holmer.

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, current position with Holmer and principal occupation of each of the directors and the executive officers of Holmer.

Name and Municipality of Residence; Office[1]	Principal Occupation for the Last Five Years	Shares Beneficially Owned or Controlled[2]	Director Since
Dr. K. Sethu Raman, Ph.D.[5] Toronto, Ontario President	President of Holmer.	1,312,890	1986
Edward J. Svoboda, B.Com.,M.B.A.[3][4][5] Toronto, Ontario Secretary and Chief Financial Officer	Secretary and Chief Financial Officer of Holmer. Vice President of Benamas Services Group from 1985 to present.	870,500	1998
Christopher Harvey, L.R.I.C.; HNC (chemistry); MDP (UNISA)[3][4][5] Oakville, Ontario Director	Director of Holmer. Technical Director and a director of Caledonia Mining Corporation, a TSX and Nasdaq listed company from 1992 to present. Chairman and Managing Director of Filon Sur S.A. (Southern Spain) from 1995 to 2001.	50,000	2000
Dean S. Rogers, B.A. (Queens)[3] Timmins, Ontario Director	Director of Holmer. Independent Consultant from 1988 to present. Former Chief Geologist from 1972 to 1988 at the Dome Mine in Timmins.	Nil	2003
Kumara S. Rachamalla, M.B.A., M.Eng, P.Eng. Richmond Hill, Ontario Director	Director of Holmer. Ontario Mine Assessor at Ministry of Finance from 1980 to 1996. Securities Advisor at Wood Gundy/Dominion Securities from 1969 to 1973.	452,500	2004
Bernice Deluce London, Ontario Director	Director of Holmer. Businessman.	1,955,000	2004
Eric A. Kallio, B.Sc, P.Geo. Barrie, Ontario Director	Director of Holmer. Independent Geologist for 25 years. Chief Geologist from 1988 to 1996 for the Dome Mine in the Timmins camp. Exploration Manager at Canadian Shield Region with Kinross Gold Corporation from 1996 to 2002.	Nil	2004

(1) The information has been furnished by the individuals named.
(2) Interest owned as at November 5, 2004.
(3) Member of the audit committee.
(4) Member of the compensation committee.
(5) Member of the executive committee

Directors serve until the earlier of the next annual general meeting or their resignation.

Corporate Cease Trade Orders or Bankruptcies

Within the ten years before the date of this Information Circular, none of the current directors or officers of Holmer or to the knowledge of Holmer any shareholder holding a sufficient number of securities of Holmer to affect materially the control of Holmer is, or within the ten year prior to the date hereof, has been a director or officer of any other issuer that, while that person was acting in that capacity was the subject of a cease trade or similar order, or an order that denied the other issuer access to any statutory exemptions under Canadian securities legislation, for a period of more than thirty consecutive days or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer or appointed to hold the assets of that director or officer.

Penalties or Sanctions

None of the directors or officers of Holmer, or any shareholder holding a sufficient number of securities of Holmer to affect materially the control of Holmer, has within the ten years before the date of this Information Circular, been the subject of any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority, or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Individual Bankruptcies

None of the directors or officers of Holmer, or to the knowledge of Holmer any shareholder holding sufficient number of securities of Holmer to affect materially the control of Holmer, or a personal holding company of any such person is, or during the ten years prior hereto, has been declared bankrupt or made a voluntary assignment into bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

EXECUTIVE COMPENSATION

The following table summarizes information with respect to annual and long term compensation for the financial years ended December 31, 2003, 2002, and 2001 for the individuals who were, as at December 31, 2003, the chief executive officer and the other executive officers of the Corporation (the "**Named Executive Officers**"). No bonuses were paid. All amounts expressed below are in Canadian dollars:

Summary Compensation Table

Name and Principal Position	Fiscal Period Ending December[1]	Annual Compensation Salary	Long Term Compensation Common Shares Under Options Granted		
			Securities Under Options/Sars[2] Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP[3] Payouts ($)
Dr. K. Sethu Raman President	2003	$48,000[4]	200,000/Nil	166,667/Nil	Nil
	2002	$36,000[4]	500,000/Nil	Nil/Nil	Nil
	2001	$30,000[4]	Nil/Nil	Nil/Nil	Nil

(1) Fiscal years ended December 31.
(2) "SARs" means stock appreciation rights. Holmer has not granted any "SARs".
(3) "LTIP" means long-term incentive plans.
(4) Paid as a consulting fee to a company owned by Dr. K. Sethu Raman for services provided to Holmer. See "Compensation of Directors".

Long Term Incentive Plans

Holmer has no plans other than as set out herein pursuant to which cash or non-cash compensation was distributed to executive officers during the most recently completed financial year. In 2004 the board of directors adopted a new stock option plan (the "**2004 Plan**") which was approved by shareholders on June 25, 2004. The 2004 Plan was implemented to provide additional incentive to executive officers, employees and directors and to enable Holmer to attract and retain qualified persons in such capacity. The 2004 Plan and together with the previous plan authorizes the granting of up to 7,000,000 options.

Option Grants During the Most Recently Completed Financial Year

Options were granted during the year as follows:

Name	Number of Shares	Exercise Price	Expiry Date
Dr. K. Sethu Raman	200,000	$0.35	October 30, 2008

The following table summarizes information with respect to all exercises of stock options during the financial year ended December 31, 2003 by each of the Named Executive Officers and the financial year-end value of unexercised stock options on an aggregated basis. The total of all unexercised options as at December 31, 2003 is 700,000 in aggregate.

Aggregated Options Exercised in the Last Financial Year and Financial Year-End Option Values

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at Financial Year End [(1)]($) Exercisable/ Unexercisable
Dr. K. Sethu Raman President	372,000	107,880	33,333/166,667	Nil/Nil

(1) Value is the number of shares multiplied by the difference between the closing market price on the relevant date and the exercise price.

Compensation on Termination of Employment, Change in Responsibilities and Employment Contracts

Holmer has no compensatory plan or arrangement to compensate executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, save that on March 16, 2004, upon the recommendation of the compensation committee, the board of directors approved a management contract whereby a private company controlled by Holmer's President is paid a monthly management services fee of $5,000.

Directors' Compensation

There was no cash compensation paid to directors in their capacity as such during the financial year ended December 31, 2003. However, directors participate in Holmer's stock option plan. During the financial year ended December 31, 2003, stock options were granted and exercised by the directors and officers and as at today's date, an aggregate of 1,500,000 options have been granted to directors of Holmer. See "Options and Other Rights to Purchase Shares" and "Executive Compensation - Option Grants During the Most Recently Completed Fiscal Year" for details of stock options granted to officers, directors, employees and consultants of Holmer. No benefits were paid, and no benefits are proposed to be paid, to any of the directors and officers of Holmer under any pension or retirement plan.

Edward J. Svoboda, a director and secretary of Holmer, was paid the amount of $21,300 for accounting and income tax services he provided to Holmer during 2003. Dr. K. Sethu Raman was paid fees for consulting and management services provided to Holmer as described in "Executive Compensation - Compensation Summary" herein.

Indebtedness of Directors, Executive Officers and Senior Officers

None of the directors, executive officers or senior officers of Holmer, nor proposed nominee for election as a director of Holmer or any associate of any such director, officer or proposed nominee is, or at any time since the beginning of the most recently completed financial year of Holmer has been, indebted to Holmer.

RISK FACTORS

In addition to the other information contained in this Information Circular, the following factors should be considered carefully when considering risk related to Holmer's business. If the Arrangement does

complete, Holmer Shareholders will be shareholders of Lake Shore and will be subject to the Lake Shore risk factors. See "Lake Shore – Post-Arrangement – Risk Factors".

Mining Industry

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by Holmer will result in a profitable commercial mining operation.

Holmer's properties are at an advanced stage of exploration. Any further development of these properties will only follow upon obtaining satisfactory exploration results and the scrutiny of technical and feasibility reports. Substantial expenditures are required to discover and establish sufficient ore reserves and to develop the mining and processing facilities and infrastructure at any site chosen for mining. There can be no assurance that Holmer will be able to raise sufficient financing to facilitate this development.

Holmer has no producing mines and has no source of operating cash flow other than through the raising of private placement monies. Any further significant work would likely require additional equity or debt financing. Holmer has very limited financial resources and there is no assurance that additional funding will be available to allow Holmer to proceed with any plans on existing exploration properties. Failure to obtain additional financing may result in delay or indefinite postponement of further exploration and the possible, partial or total loss of Holmer's interest in Cuba.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Holmer not receiving an adequate return on invested capital.

Holmer's mineral exploration activities are directed towards the search, evaluation and development of mineral deposits. There is no certainty that the expenditures made by Holmer will result in discoveries of commercial quantities of ore. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. Holmer will compete with other interests, many of which have greater financial resources than it will have for the opportunity to participate in promising projects.

Government Regulation

The exploration activities of Holmer are subject to various national, provincial and local laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substance and other matters. Although Holmer's exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of exploration, mining and milling or more stringent implementation thereof could have a material adverse impact on Holmer and cause increases in exploration expenses, capital

expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Permits and Licences

The exploitation and development of mineral properties may require Holmer to obtain regulatory or other permits and licences from various governmental licensing bodies. There can be no assurance that Holmer will be able to obtain all necessary permits and licences that may be required to carry out exploration, development and mining operations on its properties.

Environmental Risks and Hazards

All phases of Holmer's mineral exploration operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Holmer's operations. Environmental hazards may exist on the properties in which Holmer holds interests which are unknown to Holmer at present, which have been caused by previous or existing owners or operators of the properties. Holmer may become liable for such environmental hazards caused by previous owners and operators of the properties even where it has attempted to contractually limit its liability.

Government approvals and permits are currently, and may in the future be, required in connection with Holmer's operations. To the extent such approvals are required and not obtained, Holmer may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Commodity Prices

The profitability of mining operations is significantly affected by changes in the market price of gold, silver and other minerals. The level of interest rates, the rate of inflation, world supply of these minerals and stability of exchange rates can all cause significant fluctuations in base metal prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of gold, silver and other minerals has fluctuated widely in recent years. Depending on the price of gold, silver and other minerals, cash flow from mining operations may not be sufficient. Any figures for reserves presented by Holmer will be estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the price of gold, silver and other minerals may render reserves uneconomical. Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore bodies or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

Land Title

Holmer has not obtained title opinions with respect to any of its properties and, consequently, no assurances can be given that there are no title defects affecting such properties.

Risk Factors Particular to the Loma Hierro Project

In order for Holmer and its Cuban joint venture partner, GeoMinera, to proceed with plans for the Loma Hierro Project, Holmer and GeoMinera need to obtain the final approval of the Cuban government, including the approval for the formation of the Cuban entity (the Mixed Enterprise) that will operate the Loma Hierro Project. All necessary documentation has been submitted by Holmer and GeoMinera to the Cuban government in connection with the approval of the formation of the Mixed Enterprise. While Holmer expects that the Cuban authorities will approve the Mixed Enterprise in the near future, there can be no assurance that the required approval will be obtained during such period, if at all. In the event that the Mixed Enterprise is not approved, Holmer may not have any interest in the Loma Hierro Project.

Other Risk Factors Particular to Cuba

Certain of Holmer's interests are located in Cuba. This country has had periods of political and economic instability. Foreign properties, operations and investments may be adversely affected by local political and economic developments, including nationalization, laws affecting foreign ownership, governments participation, royalties, duties, rates of exchange controls, currency fluctuations, high rates of inflation, taxation and new laws or policies as well as by laws and policies of the United States (including the Helms-Burton Act) and Canada affecting foreign trade, investment and taxation. Furthermore, it is important that Holmer maintain good relationships with the Cuban government and various agencies thereof. Holmer may not be able to maintain such relationships if the Cuban government changes. Holmer's operations are subject to Cuban government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards.

Although Holmer is not aware of any claims having been filed under the Helms-Burton Act that could result in liability to Holmer, there is the possibility that claims could be asserted in the future. Damages under the Helms-Burton Act can be for up to three times the fair market value of the confiscated property, court costs and reasonable attorneys' fees. Accordingly, there is a potential exposure to be Holmer under U.S. law which Holmer is unable to quantify.

The U.S. embargo against Cuba, among other things, prohibits U.S. persons participating in those aspects of Holmer's operations that relate to Cuba and may limit Holmer's access to (and possibly prohibit) Holmer from accessing capital, finance, customers and suppliers in the United States. The embargo has been, and may in the future be, amended from time to time, and therefore its restrictions may become less or more stringent. The stringency and longevity of the embargo are likely to continue to be functions of political and legal developments in the United States and Cuba, over which Holmer has no control.

Procedures for the protection of rights, such as the taking of security, the enforcement of claims and proceedings for injunctive relief or to obtain damages, are still relatively undeveloped in Cuba. Accordingly, there may be greater difficulty and uncertainty in respect of Holmer's ability to protect and enforce its rights (including contractual rights) against Cuban governmental and private entities alike. There can be no assurance that this will not have a material adverse effect upon Holmer.

Risks may arise from changes in Cuban laws affecting foreign ownership, government participation, taxation, royalties, duties, rates of exchange and exchange controls. There is no assurance that economic or political conditions in Cuba will continue as they are at the present time.

General strikes or political unrest in Cuba could have an effect on the operation of the mines and the repatriation of funds.

Possible Non-Completion of Arrangement

There is no assurance that the Arrangement will receive regulatory, court or shareholder approval or will complete. If the Arrangement does not complete, Holmer will continue operations as an exploration company and will continue to be subject to the risk factors disclosed herein.

PROMOTER

There is no person who may be considered a promoter of Holmer within the meaning of securities legislation applicable to Holmer.

LEGAL PROCEEDINGS

Holmer is not a party to any legal proceedings and is not aware of any such proceedings known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No material transactions were entered into during the year ended December 31, 2003 by Holmer and any other director or senior officer of Holmer, any principal shareholder of Holmer or an associate or affiliate of the foregoing except as described under the heading "Particulars of Matters to be Acted Upon – Interest of Insiders and Others in Material Transactions and Matters to be Acted Upon".

SPONSORSHIP AND FISCAL AGENCY AGREEMENTS

Holmer has not entered into any Sponsorship or Fiscal Agency Agreements.

INVESTOR RELATIONS AGREEMENTS

Holmer has an agreement with an investor relations company which expires in December 2004.

RELATIONSHIP BETWEEN HOLMER AND PROFESSIONAL PERSONS

There is no beneficial interest, direct or indirect, in any securities or property of Holmer or of an associate or affiliate of Holmer, held by a "professional person" as referred to in Section 106(2) of the Rules under the *Securities Act* (British Columbia) or comparable Ontario legislation.

AUDITORS

The auditors of Holmer are Shimmerman Penn LLP, at its principal offices at Suite 400, 30 St. Clair Avenue West, Toronto, Ontario M4V 3A1.

REGISTRAR AND TRANSFER AGENT

The Registrar and Transfer Agent for the Holmer Shares is Equity Transfer Services Inc. at its principal offices at Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3.

MATERIAL CONTRACTS

The only agreements or contracts that Holmer has entered into within the past two years which may be reasonably regarded as being currently material are as follows:

1. Arrangement Agreement described under "The Arrangement – Arrangement Agreement"; and

2. Management Services contract with Visa Gold Resources which is controlled by Holmer's President, Dr. K. Sethu Raman. Under the terms of this agreement, Holmer pays an amount of $5,000 per month for management and professional services to Holmer. The contract terminates on December 31, 2008. As a condition of the Arrangement, this contract will be terminated. Holmer has agreed to pay Visa Gold an amount of $180,000 on termination of the contract.

A copy of any material contract, Holmer Fairness Opinion and the proposed Notice of Articles and articles for LSG Holdings Corp. may be inspected at any time up to the Holmer Meeting during normal business hours at the business office at Suite 301, 19-2555 Victoria Park Ave., Toronto, Ontario M1T 1A3.

OTHER MATERIAL FACTS

There are no other material facts relating to Holmer and not disclosed elsewhere in this Information Circular or incorporated by reference herein.

LAKE SHORE GOLD CORP.

The following information is provided by Lake Shore, is presented on a pre-Arrangement basis and is reflective of the current business, financial and share capital position of Lake Shore. Unless otherwise indicated, all currency amounts are stated in Canadian dollars.

NAME AND INCORPORATION

Lake Shore was formed, through an amalgamation in the Province of British Columbia on July 7, 1987. On June 25, 2002, Lake Shore consolidated its share capital on the basis of one new share for every three old shares, changed its name to Consolidated Takepoint Ventures Ltd. and was continued from the laws of British Columbia under the *Company Act* (British Columbia) to the laws of the Yukon Territory under the Yukon Business Corporations Act. On December 16, 2002, Lake Shore completed a business reorganization and changed its name to "Lake Shore Gold Corp.". On June 4, 2004, Lake Shore continued its jurisdiction of incorporation from the Yukon to British Columbia under the Act.

Lake Shore is a reporting issuer in British Columbia, Alberta and Quebec and its corporate head office, principal place of business and registered and records office is located at 1650 – 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6. It also has an Ontario office located at 1988 Kingway, Unit G, Sudbury, Ontario, P3B 4J8.

INTERCORPORATE RELATIONSHIPS

Lake Shore has no subsidiaries save Lake Shore Sub. Aurora holds a 38.86% interest in Lake Shore as of the date of this Information Circular. See "Lake Shore – Post Arrangement – Intercorporate Relationships" for information about Lake Shore, post Arrangement.

GENERAL DEVELOPMENT OF THE BUSINESS – THREE YEAR HISTORY

Lake Shore is a development stage mineral exploration company engaged in the acquisition and exploration of mineral properties with prospects for hosting gold and base metal deposits.

In December 2002, Lake Shore completed a business reorganization involving certain mineral claims located in Ontario and certain proprietary geophysical, geological and structural information held by Aurora in exchange for the issuance to Aurora of 13,000,000 common shares and 550,000 share purchase warrants. This resulted in Aurora acquiring a 61% controlling interest in Lake Shore, however, as noted above, as at the date of this Information Circular, Aurora holds 38.86% of Lake Shore. Until completion of the business reorganization, Lake Shore was not actively involved in any business activity.

Lake Shore is currently active in Canada and holds a number of mineral properties in Ontario and Quèbec, including its 50% interest in the Timmins Gold Project. See "Properties" herein.

SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

Lake Shore has not completed any significant acquisition or disposition, nor is any proposed, for which financial statements or pro forma financial statements are required by Part 9 of the *Securities Act* Rules (British Columbia) or British Columbia Policy 41-601 Prospectus Filing Requirements or any successor instrument or policy except pursuant to the Arrangement. Details of the Arrangement are provided under "The Arrangement". The future effect of the Arrangement on the operating results and financial position of Lake Shore is not known to Lake Shore, however, shareholders are invited to review the Lake Shore Pro Forma Financial Statements attached as Schedule "C" hereto.

TRENDS

Management is not aware of any trend, commitment, event or uncertainty that is both presently known to management and reasonably expected to have a material effect on Lake Shore's business, financial condition or results of operations as at the date of the Information Circular, except as otherwise disclosed herein or except in the ordinary course of business, save that completion of the Arrangement will have a material effect as Lake Shore will directly and indirectly through Amalco hold 100% of the Timmins Gold Project in addition to all other other assets of Holmer and will have greater working capital.

PROPRIETARY PROTECTION

Lake Shore does not own any patents, trademarks or other intellectual property.

STATED BUSINESS OBJECTIVES

Lake Shore is carrying on business as an exploration and development company at the present time. See "Timmins Gold Project" below for information respecting Lake Shore's material property.

PROPERTIES

Timmins Gold Project

Lake Shore's material property is the Timmins Gold Project located in Ontario. A map prepared for a previous technical report showing the location of the project is attached on the following page. The following disclosure (except the map) is summarized from a technical report entitled "Timmins Gold Project, Timmins, Ontario", dated September 28, 2004 and prepared in accordance with National Instrument 43-101 by Stewart Winter P. Geo. The complete report may be viewed under Lake Shore's profile at www.sedar.com

Property Description and Location

The Property is located about 18 kilometres west of the city of Timmins, Ontario. The Property consists of 23 mining claims in the Porcupine Mining Division and covers approximately 395 hectares.

The claims comprising the Property are held 100% by Holmer. In a press release dated September 21, 2004 Lake Shore announced that it had met all the requirements of its Agreement with Holmer and thus has earned an undivided 50% interest in the Property by incurring exploration expenditures of $2,500,000, making cash payments of $250,000, issuing 150,000 Lake Shore common shares and confirming that the Property contains an indicated mineral resource of at least 500,000 ounces of gold.

One of the claims comprising the Property (P4227 Bristol Township) is subject to a 1.5% net smelter return royalty, with a buyout in the amount of $1,000,000. The Property is not subject to any known material environmental liabilities.

The locations and features of the known mineralized zones are indicated below under the headings Geology, Mineralization and Drilling. The defined mineral resources for the known zones are presented below under the heading Mineral Resources and Mineral Reserves.

There are no mine workings, tailings ponds or waste deposits on the Property. Thunder Creek flows easterly through the Property and there are no significant improvements that have been carried out on the Property.

To the extent known, all permits necessary to conduct work on the Property have been obtained.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Property is located 18 kilometres southwest of the Timmins city centre with Highway 101 passing through the centre of the area. Several old logging roads provide access to the Property.

The Property is within the limits of the City of Timmins and all services required to support an exploration program and any future mining operations are readily available in Timmins.

The Timmins area is considered to have a cold, continental type climate with a temperature range from 35°C to -40°C on average. The ground is snow covered generally from mid-November to the end of April with snow accumulations in excess of 2 metres.

Mining and smelting are an important part of the local Timmins economy. Timmins offers a supply of skilled workers in the fields of mining and exploration, numerous government facilities and has an airport that is served by flights to and from Toronto several times a day. A major power line follows Highway 101 in the northern part of the Property. The Property is close to natural gas lines and there is an ample supply of timber and water to support a mining operation on or near the Property.

The topography of Bristol Township is one of gentle relief. The general elevation of the area is 300 metres above sea level with relief generally in the order of 10 metres to 20 metres. Thunder Creek flows easterly through the Property and then to the southeast where it joins with the Tatachikapika River, which flows directly into the Mattagami River. A mix of poplar, birch, spruce and balsam trees cover the Property. There is reasonable outcrop exposure on the Property.

History

The Property has been the subject of considerable exploration in search of gold over the past 93 years. Gold mineralization was originally discovered in 1911 and by 1937, two exploration pits, some trenching and limited diamond drilling had been conducted. In 1938, Orpit Gold Mines acquired the claims. Orpit and its successors drilled eighty-seven holes totalling 13,800 metres.

In 1959 Paul Meredith purchased the current Holmer Property claims from Stanwell Oil and Gas Ltd. which had succeeded Orpit Mines as owner and in 1963, the current Holmer Property claims were transferred to Holmer. United Buffadisson Mines Ltd. optioned the Holmer Property in 1964 and constructed a road between the showing and Highway #101. Buffadisson drilled 10 holes for 2,116 metres in order to duplicate Orpit's results and to test under trenches in which high grade gold values were reported.

Holmer became the operator in 1968 and over the following thirteen years drilled 45 steeply inclined to vertical holes for a total of 10,512 metres. Additional stripping, channel sampling and "bulk sampling" was also performed.

Holmer optioned the Property to Noranda in 1984. Noranda conducted an airborne magnetic and electromagnetic survey and a follow-up ground geophysics program and drilled four holes (total of 1,465 metres) west of the major diabase dyke. Several of the assumptions made in prior reserve calculations were determined to be incorrect.

In 1987, the Holmer Property was optioned by Chevron Minerals Ltd. A comprehensive exploration program was conducted in the following two years, consisting of line-cutting, ground geophysics (magnetic, VLF and IP) and geological mapping. A large area was stripped, mapped in detail and channel sampled over the McAuley Bridge / Fockler Zone (now referred to as the Main Zone). A total of 29

diamond drill holes tested the Main Zone of mineralization as well as several geophysical targets. Known mineralization was extended to a vertical depth of 369 metres.

In 1996 and 1997, Holmer carried out a program of surface geophysical surveys, humus sampling, rock sampling and mapping. In addition, 66 diamond drill holes totalling 25,380 metres were completed.

Lake Shore's interest in the Property has been acquired within the three most recently completed financial years and the information regarding the terms of acquisition is described above under the heading "Property Description and Location".

To the best of Lake Shore's knowledge, no person or company has received or will receive a greater than five per cent interest in the consideration received by Holmer in respect of Lake Shore's acquisition of a 50% interest in the Property.

Geological Setting

Regional Geology

The Abitibi Subprovince is the largest Archean greenstone belt of the Canadian Shield, and consists of east-west striking supracrustal strata and massive unfoliated intrusives. In the western part of this belt, the Timmins mining area contains volcanic formations of the Tisdale Group, the lower units of which are cut by a regional ductile shear, the Destor Porcupine Fault. Immediately north of this fault, the volcanic formations are succeeded conformably by flysch-like sediments of the Porcupine Group, and these are unconformably overlain by continental metasediments of the Timiskaming Group.

Gold-bearing quartz veins in the Timmins camp cut a granodiorite porphyry intrusive dated at 2,691 Ma and 2,688 Ma and also a lamprophyre dyke dated at 2,673 Ma. These dates indicate that the gold mineralization in the area was emplaced after deposition of the Porcupine Group and for the most part prior to the deposition of the Timiskaming Group sediments. This is also the time interval during which the penetrative structures were developed.

Property Geology

The Property is located in Bristol Township at the western end of the Timmins Camp within the Abitibi Greenstone Province. Within the Property area, three major stratigraphic units are recognized: 1) the Deloro Group of calc-alkaline mafic to felsic volcanics; 2) the Tisdale Group volcanics with basal ultramafics and overlain by iron tholeiites and calc-alkaline volcanics; and 3) the Porcupine Group sediments comprised of interlayered wackes and siltstones with minor conglomerates. Intruded into this volcanic-sedimentary sequence are various felsic and mafic intrusives.

On a property scale, the volcanic-sedimentary contact trends northeasterly with the sediments folded or interfingered with the volcanics. The western portion of the Property is comprised dominantly of mafic volcanics of calc-alkaline and tholeiitic origin. The sediments in the eastern part of the Property are of the Porcupine Group and consist mainly of greywacke-type of sequences.

The most significant structural feature within the Property is the Bristol Fault which trends east-west to east-northeast and dips 55° to the north. The Bristol Fault cuts across the volcanic sedimentary contact in the area where it shows the S-shaped form. The contact is offset in a left-handed fashion by the Bristol Fault and there are probably several parallel splay faults.

Ultramafic rocks are exposed in two locations on the Property and have been intersected in the drilling. One exposure is comprised of coarse-grained ultramafic intrusives and fine-grained ultramafic flows in a southwestern portion of the Property along the contact between the sediments and the volcanics. South of the ultramafic, a quartz feldspar porphyry body has intruded. A second major ultramafic complex occurs along the southern boundary of the mineralized zone and is also comprised of two visually and chemically distinct phases. As indicated by drilling at depth, this ultramafic has been found to host gold mineralization.

Exploration

Lake Shore commenced their exploration program on the Property in late July 2003. The work to date has been mainly a drilling program designed to increase the resource base of the Property. The details of the drilling program and the results to September 24, 2004 are presented below under the heading "Drilling".

Interpretation of the exploration information appears below under the heading "Mineralization".

The drilling company is Bradley Bros. Limited, specifically, their Timmins branch office. Management of the program is by Lake Shore personnel and geologists under contract to Lake Shore.

A discussion of the reliability or uncertainty of the data obtained in the drilling program appears below under the heading "Sampling and Analysis".

Mineralization

Six zones of gold mineralization occur on the Property. All of the zones are localized within a 150 metres - 200 metres wide northeast-trending and north-dipping zone of alteration and deformation. The deformation exhibits classic ductile features, but locally exhibits brittle fracturing in competent rock. Iron carbonate, sericite, silica and albite alteration are encountered in areas of gold mineralization. Other areas within the ductile shear zone exhibit abundant quartz-calcite veining.

Gold mineralization in the Property occurs in four main types of deposits which are referred to as the Main Zone, the Hanging Wall Vein Zones, the Footwall Zone and the Ultramafic Zone. These same types of mineralization are common throughout the Timmins Camp. The main characteristics of these are:

(1) Quartz-tourmaline veins and stockworks along a volcanic sediment contact form the Main Zone and Hanging Wall Veins 1, 2 and 3,

(2) Disseminated sulphides in altered mafic volcanic rocks make up the Footwall Zone mineralization and,

(3) Disseminated sulphides +/- quartz tourmaline veins form the Ultramafic Zone mineralization.

The newly intersected Deep Zone appears to be similar to the Main Zone style of mineralization in that it is localized in sediments and shows quartz-tourmaline veins and stockworks.

The Main Zone, also referred to as the Fockler Zone, was the focus of all early exploration on the Property and was extensively drilled in the past. The upper 100 metres of this Zone has been drilled in detail during the current drill program for the purpose of determining if there is a bulk tonnage resource close to surface.

Mineralization within the Hanging Wall Zone is of a similar style to that of the Main Zone. The veins may represent extensions of the Main Zone along the limbs of the fold. Three veins, Vein 1, Vein 2 and Vein 3, define the Hanging Wall Zone. The quartz-tourmaline veins and stockwork veins occur along or near the sediment-volcanic contacts. The veins appear to be generally continuous along the contact but concentrations of gold mineralization occur within shoots in the veins. Drilling confirms good continuity of the mineralized shoots to depth. Strong iron carbonate and sericite alteration is associated with the vein system.

The Footwall Zone mineralization occurs within a unit of mafic tholeiitic volcanic rocks near or at the contact of the ultramafic complex. There is a spatial relationship between the Footwall Zone mineralization and an embayment or secondary fold in the ultramafic contact. Gold mineralization is concentrated in highly sheared and mylonitized rocks that are associated with silica, albite and pyrite alteration. Pyrite is the most common sulphide mineral with concentrations of up to 10%.

Surface mapping and drilling indicate that the Ultramafic Zone is associated with a fine-grained carbonatite and coarse grained ultramafic intrusives and ultramafic flows. Feldspars have been locally sausseritized and iron carbonate alteration is common. Deformation in this zone is commonly of the brittle type with fractures filled with chlorite or quartz. A weak to moderate foliation exists within the intrusion. Up to 10% sulphide mineralization in the form of pyrite and minor chalcopyrite occurs in the altered zones and gold values have a positive correlation with the sulphide content. White quartz veins with coarse tourmaline occur within the altered zone and sulphides commonly occur as halos around the veins. In drill holes, coarse visible gold is locally observed in the quartz veins. The altered host rock and quartz veins both contain significant gold mineralization.

Drilling

Between 1938 and 1980, 144 diamond drillholes (a total of 26,285 metres) were drilled on the Property, however, the information from this work is either missing or unreliable. Since 1984, exploration on the Property has been related to a regular grid system with location and down hole surveys as well as industry standard assaying. From 1984 to July 31, 2004, 244 holes (including wedged holes) totalling 88,666 metres have been drilled on the Main Deposit or immediate vicinity. Excluding 46 holes used either for exploration or which were abandoned without achieving their objective, about 199 holes totalling 77,954 metres have been drilled in the main mineralized area over a strike length of approximately 800 metres.

Lake Shore's drilling program on the Property commenced in late July 2003 and was originally planned for 5,000 metres, however, in September, 2003 the program was increased to 10,000 metres. The program had two main objectives: to increase the overall resource base and to increase the level of confidence of the inferred resources reported in 2002 by Holmer. To meet these objectives drilling has been concentrated in two sectors. The first sector is the top of the Main Zone where a program of short pit definition drill holes (21 holes totalling 2,570 metres) has been completed. The second sector is that of the Footwall and Ultramafic Zones and their down-plunge projections to the west. This is the Expansion Drilling Program which is in progress with 53 holes, totalling 25,805 metres, having been completed. Some holes are extensions or wedge holes from previously drilled holes. Twelve additional holes totalling 3,190 metres, the exploration drill holes, have been completed, testing targets outside of the two main sectors. To date 86 drill holes totalling 31,565 metres have been completed.

Lake Shore's drilling program has resulted in a significant number of new intersections that meet the minimum criteria of 6 grams gold per tonne over 1.5 metres core length for inclusion in the indicated resource estimate (see the section below titled Mineral Resources and Mineral Reserves). In total 176 mineralized intercepts have been used in the indicated resource estimate. They lie within a block 500 metres long, 300 metres wide and 1,000 metres deep. In general, mineralization has been defined on 25

metres sections to 500 metres depth and on 50 metres sections below this depth. The resource expansion drilling is continuing with one drill currently drilling on sections 4500E.

The ongoing drill program is focusing on the footwall and ultramafic zones, both of which are showing consistent grade and width with depth.

Drill hole TG04-55d intersected a new zone – the Deep Zone- in altered sediments at 992.80 metres and the Zone assayed 1.99 grams per tonne Au across 51.10 metres. Further evaluation of this zone will (in the hole) be carried out in future drill programs.

From a review of the drill sections and the overall trend of the various mineralized zones, it is considered that the general trend of the mineralized zones is 075° +/- with a north dip in the order of 60°. Because of wedging, the drill holes generally go south, however, in some cases there is a curving to the east. All of the holes have been drilled in the inclination range of 55° to 75°. The geometry of the zones relative to that of the drill holes suggests an angle of intersection between the zones and the drill holes of approximately 60°. The general core angles observed in the drill core are extremely variable and do not assist in determining the trend/dip of the zones, however the overall trends of the various zones are quite consistent. These considerations indicate that the true width of the mineralization is approximately 85% of the actual intersection.

Sampling and Analysis

All logging and sampling for the current program is done at Lake Shore's core logging facility located at the Bradley Bros. drilling compound in Timmins, Ontario. Samples consist of longitudinally sawn NQ core that is cut on-site into two equal halves. The sample lengths are determined by the geologist who records them in a database and in a sample book while logging. The geologist marks the intervals on the core and also places sample tags at the end of the interval under the core. Once the samples are sawn, two stubs are placed in each sample bag and one is stapled in the core box at the end of the interval. One half is retained in the core box as an archive. All core is photographed before sawing for reference purposes.

Sample intervals have varied from 20 centimetres to greater than 1.5 metres. Generally, the shorter intervals represent isolated veins or very well mineralized intervals. Sample intervals are almost always related to lithological contacts.

Two separate analytical procedures are being used, a standard fire assay - atomic absorption (AA) analysis method for the majority of the core and a pulp and metallic method for samples with visible gold or that are within well mineralized zones and possibly contain coarse gold.

All the sample preparation and analyses are performed by ALS Chemex at their Mississauga, Ontario laboratory. A 50 gram aliquot is taken from the sample pulp and analyzed using fire assay methods with an AA analysis. Samples that are in excess of 10 grams per tonne Au (10,000 ppb Au) are re-assayed with a gravimetric finish as the AA finish is calibrated to be accurate only up to 10 grams per tonne Au. This threshold for re-assay has now been lowered to 3 grams per tonne Au (3000 ppb).

Samples with visible gold and those from zones of better mineralization are analyzed using the pulp and metallic method. This method involves crushing and pulverizing the entire sample to 85% less than 0.075 millimetres. The entire pulp is then screened; the entire oversize fraction (>1.00 millimetres) is assayed and two 50 grams aliquots are taken from the undersize fraction and fire assayed. This method ensures that all coarse gold in the oversize fraction is analyzed. Originally, if the sample was very large, ALS Chemex was only pulverizing a 1 kilogram portion of the sample. This was defeating the purpose of using this procedure and has been modified so that the entire sample is now crushed and pulverized.

The samples are bagged on site and large shipping bags with a number of samples are then sealed with a numbered security seal. When a shipment is ready, it is picked up at the core shack by the transport company and delivered directly to the ALS Chemex laboratory in Mississauga. ALS Chemex sends a notification of receipt of samples to Lake Shore when a shipment arrives at the Mississauga facility.

SGS Lakefield Research Limited completed a preliminary metallurgical test program on four selected samples from the Property. One sample from each of the Footwall, Main, Ultramafic and Hanging Wall Zones was submitted for gold recovery using two methods, straight cyanidation and gravity separation/cyanidation. Extraction of gold was high for all samples and within a range from 91.6% to 98.8%. Each of the four samples submitted to Lakefield consisted of 8 to 10 kilograms made up of 3 to 8 individual samples of coarse rejects from drill core.

Drill core recovery is close to 100% and all core drilled by Lake Shore and Holmer is stored in core racks covered by plastic sheeting for future reference.

The sample quality appears to be very good as exhibited by the high correlation between check samples as discussed below. There appear to be no factors that are producing any biases in the sampling.

All strongly mineralized zones were assayed for gold by pulp and metallic screen analysis while minor veining or alteration was submitted for standard fire assaying. Check samples were re-analysed by the laboratory every 25 samples.

Lake Shore commissioned Reddick Consulting Inc. to review the sampling procedures and Quality Control and Quality Assurance (QC/QA) measures for the drilling program. As a result of this review the Company incorporated recommended procedures into their QC/QA program. Standards and blanks were submitted every 25 samples with the standards being prepared by Ore Research and Exploration Pty. Ltd. of Australia ("OREAS") and provided by Analytical Solutions Ltd. in Toronto. Several standards were used to vary the standard value.

At the end of 2003 a check assay program was completed. Every 20th sample and every 20th sample from the entire database as well as every 20th sample from the portion of the database that reported in excess of 1.0 grams per tonne Au was re-assayed by Accurassay Labs in Thunder Bay. Samples initially assayed by pulp metallics have no coarse reject and only the pulp was re-assayed. For samples initially assayed using a 50 gram Fire Assay sample, a re-assay was done on both the existing pulp and on a new pulp prepared by Accurassay from the coarse reject.

Overall, the check assays are considered to be very consistent. Two hundred and five fire assay pulps were re-assayed and the data show a 0.996 correlation coefficient. The maximum variation was from a single high grade sample that assayed 15.25 grams per tonne Au at ALS Chemex and 17.85 grams per tonne Au at Accurassay. One hundred and ninety eight coarse rejects were prepared and re-assayed at Accurassay. The sample populations show a 0.97 correlation coefficient.

The pulp and metallics samples were checked by re-assaying the pulps from 72 samples at Accurassay. The samples show a 0.97 correlation coefficient. Only two high grade samples showed any notable variation between the original assay and the assay check.

The check assay program was considered to be satisfactory and no significant systematic error appears to be present in the ALS Chemex assays.

In the 1998 and 2002 programs, standards and blanks were not submitted. Quality control was maintained only at the lab where every 10th sample was re-analyzed.

A check assay program was carried out in 1997. In order to confirm the accuracy of Accurassay Laboratories assaying, a total of 247 sample rejects from mineralized and non-mineralized zones were sent for re-assay by X-RAL Laboratories (A Division of SGS Canada Inc.). Samples from both the Hanging Wall and Footwall Zones were selected for check assays. The average grade of all samples remained almost identical, decreasing by a minor factor of - 0.24% when re-assayed by X-RAL. The median increased slightly by 1.1%. The correlation coefficient between Accurassay and X-RAL assays was 0.928.

Security of Samples

The drill core is delivered to a secure logging and sampling site where the core is logged. Assay samples are marked and identified by a numbered sample tag, a duplicate of which is placed in the sample bag. The samples are placed in larger shipping bags, sealed with a numbered security seal, and transported to the selected assay laboratory.

Mineral Resources and Mineral Reserves

Resource estimates for the Property had previously been prepared by Holmer. An estimate was prepared by Watts, Griffis and McOuat Limited (WGM) after the completion of the 1998 drill program at which time recommendations were made for additional drilling which was completed in 2002. In September 2002 Holmer prepared a Resource Estimate for the Property and this was subsequently audited by WGM in October 2002. The audit was conducted according to the standards adopted in National Instrument 43-101.

Based on the results of the 2003-2004 drilling, Lake Shore prepared an updated Resource Estimate which was subsequently audited by WGM to produce a modified resource estimate (the "2004 Modified Resource Estimate"). Within the six zones, Indicated Resources as of September 2004 are estimated at 1,369,000 tonnes at an average grade of 10.96 grams per tonne Au (Cut) or 16.45 grams per tonne Au (Uncut). Inferred Resources are listed as 200,000 tonnes at 8.70 grams per tonne Au (Cut) or 12.43 grams per tonne Au (Uncut). There is an additional Inferred Resource of 1 million tonnes in the 3 to 6 grams per tonne Au range. Recent drilling intersected a new zone, at depth (the Deep Zone) that has not been included in any resource estimates.

The 2004 Modified Resource Estimate, based on the drilling to date and the above parameters and considerations, is presented below.

2004 MODIFIED RESOURCE ESTIMATE
TIMMINS GOLD PROJECT
LAKE SHORE GOLD CORP.
(September 2004)

Category (g Au/t)	Tonnes Grade Cut* (g Au/t)	Grade uncut (cut)	Contained Ounces (uncut)
Indicated	1,369,000	10.96 16.45	482,000 724,000
Inferred	200,000	8.70 12.43	56,000 80,000

*Minimum cutoff grade for Indicated is 6 grams per tonne Au and for Inferred 3 grams per tonne Au. All assays capped at 50 grams per tonne Au except Footwall Zone capped at 30 grams per tonne Au.

Additional Inferred Resources in the 3 to 6 grams per tonne Au range are 1 million tonnes grading 4.07 grams per tonne Au.

Mineralization has been allocated to the various resource categories based on the definitions of National Instrument 43-101 and the CIM Reserve / Resource Standards.

The following comments from the 2004 Modified Resource Estimate define the parameters used to arrive at the current resource estimate.

"The resources have been defined along a strike length of 500 metres from Section 4600E to 5100E at section intervals varying from 12.5 metres near surface to 70 metres at depth."

"The majority of the resource estimate is based on drilling at two levels of density, 25 metres by 25 metres for the smaller higher grade Veins 1, 2 and 3 and Main Zone near surface and at approximately 50 metres by 50 metres in the wider Ultramafic Zones at depth. Resource blocks were projected halfway to the adjacent hole on section and halfway to the adjacent section. Between holes, the maximum of 50 metres was at times exceeded but the projection beyond the last hole was kept at 25 metres. The spacing between the last two sections is 70 metres due to hole deviation which results in 35 metres strike projections. The lateral spacing is compensated for in part by closer spacing of 30 metres on dip where the resource blocks are most concentrated".

"Part of the deposit near surface, which was considered for open pitting was drilled at 12.5 metre intervals. The mineralized blocks within this have been extended along strike 6.25 metres to 12.5 metres east and west of the section as appropriate".

"A grade of 6 grams Au/t was used as the minimum cutoff for both Indicated and Inferred Mineral Resources. Instead of using a true width for estimating maximum mining width, a 1.5 metre core length was used. A minimum core length of 1.5 metres represents a true width of 1.2 metres to 1.5 metres depending on the angle of intercept".

"Resources were classified as Indicated if a minimum of two intercepts above the cutoff grade was obtained on section or adjacent sections supported by correlatable elevated values in adjacent holes. Single intercepts without strike or dip correlation were estimated in the Inferred category based on similar projections of halfway to an adjacent hole or a maximum of 25 metres in the strike and dip directions".

"A total of 176 mineralized intercepts have been used in the Lake Shore Indicated Resource estimate. Dips of the narrow veins are in the 70° range and are appropriate for shrinkage stoping".

"The widest mineralization was found in the Ultramafic Zones where the dips are close to 45° and true widths range up to 9.5 metres".

"All resource estimates since 1999 have been made at a 50 grams Au/t cap on erratically high assays. During the early stages of the Property, the resources consisted of narrow quartz-tourmaline veins and the cap was applied to the entire vein which was commonly in the order of 1.5 metres wide where the high assays occurred. In the 2002 audit and re-evaluation of the resource, WGM's Indicated Resource of 422,000 tonnes with a 50 grams per tonne Au cap was 13.68 grams per tonne Au or 76.9% of the uncut grade of 17.78 grams per tonne Au. In the 2004 resource estimates, Lake Shore applied the 50 grams per tonne Au cutting factor to individual assays, which are shorter than the intercepts used by WGM which resulted in a larger reduction to 68.7%".

"WGM has analyzed the four mineralization types using the 97.5 percentile procedure and found the 50 grams per tonne Au cutoff applicable to the Ultramafic and Main Zones while a lower cap of 30 grams per tone Au was indicated for the lower grade Footwall Zone. A 100 grams per tonne Au cap was indicated for the Veins 1, 2 and 3 Zone. In re-estimating the resource, WGM has lowered the cap for the Footwall Zone but has left the 50 grams per tonne Au cap for the quartz-tourmaline veins because we are of the opinion that the erratic nature of the values and the small number of samples involved calls for a more stringent approach".

At the present time there is no indication that the reported 2004 Modified Resource Estimate would be materially affected by any metallurgical, environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other issues. When a scoping or feasibility study is undertaken, however, these issues will be considered as a part of the overall evaluation.

Exploration and Development

Work on the Property over the past 90 years has developed a considerable database which has led to a better understanding of the zones of gold mineralization and their potential. To the end of 2002, Holmer had outlined by diamond drilling six zones of mineralization, the Main Zone, Veins 1, 2 and 3 of the Hanging Wall Zone, the Footwall Zone and the Ultramafic Zone. These zones are localized within a 200 metres wide deformation zone trending east-northeast and dipping north. These zones also strike east-northeast to east-west, dip north and plunge to the northwest at 60°.

Lake Shore is continuing the drilling at the Property with 86 drill holes having been completed. The program is on-going with the purpose of the work being to increase the total Property resource. The Footwall and Ultramafic Zones have yielded the largest additional tonnages from the current drilling program and they appear to have considerable additional down-plunge potential. Current drill holes on the western, down-plunge parts of the Ultramafic and Footwall Zones are in the order of 1000 metres in length so that at some point it may be appropriate to defer additional drilling in this area until the area can be explored more efficiently from underground.

Lake Shore is in the process of completing its 2004 drill program that includes 6,000 metres of drilling in an overall budget of $736,000. It is considered that the Property is of merit and that it is appropriate to advance the Property in a timely fashion. When the current drill program is complete, it is recommended that all the results be compiled, and in conjunction with the 2004 Modified Resource Estimate, consideration be given to the preparation of a scoping study and a preliminary economic evaluation of the

deposit. Additional programs and budgets would be contingent on the conclusions of the scoping study and the preliminary economic evaluation.

Thunder Creek Project, Ontario

The Thunder Creek Property ties on to the Timmins Gold Project to the southwest and is currently under option from Band-Ore Resources Ltd. The 54 claim unit package was acquired in order to test for gold mineralization in an ultramafic intrusive body, similar to the main Ultramafic Zone in the Timmins Gold Project, that extends for over 1,800 metres southwest of the Timmins Gold deposit.

A surface 1:2500 scale mapping program, MMI (geochemical survey) soil sampling program, and an outcrop stripping program have recently been completed. Several MMI gold anomalies were located within the central portion of the Property related to several gold bearing structures.

In late August 2004, a second phase drill program was initiated, targeting the interpreted structures and associated gold anomalies. Approximately 1,600 metres (five drill holes), of a planned 3,000 metre program, have been completed. Assays will be reported at the completion of the drill program.

A trenching and channel sampling program has recently been completed, resulting in the discovery of three structurally complex areas with anomalous gold assays up to 5 grams per tonne gold. Mineralized float samples found during this program returned assays up to 70 grams per tonne gold.

Bazooka Gold Property

The Bazooka Gold Property is located in Beauchastel Township, a few kilometres southwest of Rouyn-Noranda, Québec. On September 23, 2003 Lake Shore signed a purchase agreement with Fieldex Exploration Inc. to acquire a 100% interest in the property by paying $125,000 in cash. The property is subject to a 2% net smelter return royalty and Lake Shore has the option to purchase 1% of the royalty for $1 million.

Previous drilling reported high-grade gold intersections and the mineralization remains open and untested in all directions. Prior to Lake Shore's acquisition, there had been no drilling work conducted on the property since 1982.

Lake Shore initiated a drill program in October 2003, with the objective of better defining the main mineralized horizon delineated by previous drilling. The program consisted of 6,471 metres of drilling in 23 holes. The drilling successfully tested the zone on 60 metre sections and extended the known mineralized zone 250 metres west of the previously known intersections. The zone remains open to the west and at depth. It is anticipated that a second phase drilling program to further extend the zone and test new targets will be initiated in late 2004.

Abitibi Project

The Abitibi Project was generated as a result of an agreement between Aurora and Inco Limited ("Inco"), whereby Aurora acquired proprietary airborne and ground follow-up data owned by Inco, covering an area of 164,000 square kilometres in the Abitibi Greenstone Belt of Québec and Ontario. Aurora and Lake Shore entered into an agreement whereby Lake Shore is contributing 45% of the costs of digitizing parts of the data and compiling a global information system database in exchange for which it will have the right to use the database. Lake Shore's rights pursuant to this agreement are subject to Aurora's obligations as set out in the Inco agreement.

The initial phase of the Abitibi Project involved a comprehensive review of the entire area to help guide the selection of specific project areas and determine the exploration model for specific targets. Seventeen early stage properties were acquired by staking in Québec during 2003 and a total of $406,487 spent on acquisition and exploration costs. Higher priority targets are expected to emerge from the database as this project progresses. All proposed digitizing of the Inco magnetic survey data has been completed and is being merged with existing public domain data.

Noranda North VMS Project, Québec

In April 2004, Lake Shore executed an agreement with Fieldex Exploration Inc. regarding Lake Shore's Noranda North volcanogenic massive sulphide (VMS) and gold project in western Québec. Under the terms of the agreement, Fieldex can earn a 50% interest in the Project by spending $500,000 within two years, which must include 1,000 metres of drilling within the first year. Lake Shore is the operator of the Project, which covers 3,600 hectares. Field work, together with airborne magnetic and electromagnetic surveys, has identified a number of targets to be drill tested.

Other Properties

In September 2004, Lake Shore entered into two option agreements to acquire 100% of two properties located in Price, Ogden and Thornloe townships, east and south of the Timmins Gold Project. The Ogden Property consists of six units adjoining the past producing Desantis Mine to the east, while the Price Property consists of 126 units located in Price, Ogden and Thornloe Townships. Both properties cover favourable geology on and north of the Destor Porcupine Break. Under the terms of the agreements, Lake Shore Gold Corp. can earn 100% of both properties, subject to a 2% NSR, by spending $500,000 on exploration and making cash payments of $155,000 over three years.

Lake Shore has staked a number of mining claims located in northwestern Ontario and is currently offering these properties to potential joint venture partners. There are no third party commitments or defined resources on any of these 100% owned gold properties

AVAILABLE FUNDS AND PRINCIPAL PURPOSES

Lake Shore currently has $2,000,000 as at October 31, 2004in working capital which upon completion of the Arrangement will be added to the working capital of Holmer.

For information on the available funds to Lake Shore, Post Arrangement and the proposed use of such funds, see "Lake Shore – Post-Arrangement – Pro Forma Available Funds" and "Lake Shore – Post-Arrangement – Pro Forma Principal Purposes".

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table summarizes selected financial information from years ended December 31, 2003, the six month transition year ended December 31, 2002, and the year ended June 30, 2002. The information should be read in conjunction with Lake Shore's consolidated financial statements and related notes and other financial information.

	Years ended or as at December 31		Year ended June 30, 2002	Year ended June 30, 2001 (1)
	2003	2002	2002	2001
Interest and other Income	57,462	3,679	18,464	18,216
Administrative Expenses	501,892	217,648	160,672	240,609
Net loss from operations:				
- In total	(586,419)	(239,269)	(142,208)	(222,393)
- Per Share (2)	(0.02)	(0.05)	(0.06)	(0.09)
Working Capital	1,567,192	998,119	247,551	279,759
Resource Properties	5,149,411	763,482	-	-
Total Assets	7,841,264	1,901,676	269,871	412,558
Deficit	(3,583,082)	(2,591,663)	(2,352,394)	(2,210,186)

(1) Six month transition year.

(2) Loss per share is calculated based on the weighted-average number of shares outstanding after giving effect to the 1:3 share consolidation.

The following table sets forth selected (unaudited) quarterly financial information.

	Quarter Ended ($)			
	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003
Total Revenues	12,361	17,918	10,843	20,652
Net Loss	(642,885)	(134,442)	(149,657)	(186,273)
Net Loss Per Share	(0.02)	(0.00)	(0.00)	(0.00)
	Quarter Ended			
	September 30, 2003	June 30, 2003	March 31, 2003	December 31, 2002
Total Revenues	14,085	11,928	10,797	3,679
Net Loss	(655,917)	(140,335)	(86,544)	(464,256)
Net Loss Per Share	(0.03)	(0.01)	(0.00)	(0.10)

MANAGEMENT DISCUSSION AND ANALYSIS

General

The following discussion and analysis of Lake Shore's results of operations and financial position should be read in conjunction with the financial statements and related notes attached hereto as Schedule "B" and incorporated by reference herein.

Results of Operations

Nine Month Period Ended September 30, 2004 compared to September 30, 2003

Exploration expenditures of $3,462,027 ($3,927,274 on a cash basis) were incurred during the nine months ended September 30, 2004 with $2,451,466 spent on the Timmins Gold Project, $239,724 on the Bazooka Property, $281,844 on the Thunder Creek Property with the balance being spent on the Highway and Noranda North properties.

Of the total expenditures, the majority of the costs were associated with drilling ($1,933,469), assays ($311,265), acquisition and option payments ($326,245) and the remainder with other exploration work including prospecting, sampling and geophysics.

Pursuant to tax incentive programs offered by the Quebec government, Lake Shore recorded $492,280 in refundable tax credits during the current period. These have been recorded as cost recovery and applied to resource property expenditures.

General and administrative expenditures for the three and nine months ended September 30, 2004 amounted to $124,455 and $357,945 respectively. Major expenditures for the nine month period include consulting and management fees of $168,946, shareholder and regulatory costs of $84,781, legal and accounting fees of $40,616, and office and travel costs totaling $63,602. Over the same period in 2003, Lake Shore's general and administrative costs were $290,771. The increase in 2004 is a reflection of the significant increase in the level of activity.

Lake Shore incurred $66,304 in general reconnaissance expenditures compared with $4,935 during the same period in 2003. The large increase is due to higher costs of administering the Sudbury office as well as a greater focus on the generation of new projects.

Lake Shore recorded $40,500 in stock-based compensation expense as a result of 50,000 stock options granted to a director during the first quarter of 2004.

Year Ended December 31, 2003 compared to Transition Year (six months) Ended December 31, 2002

Subsequent to the business reorganization completed in December 2002 (see "General Development of the Business – Three Year History"), Lake Shore changed its fiscal year end date from June 30 to December 31. As a result, Lake Shore has a transition year of six months ended December 31, 2002. Comparisons to the historical year may not be meaningful due to the six month transition year.

Lake Shore recorded a net loss of $586,419 during the year ended December 31, 2003 which was an increase of $347,150 from the period ended December 31, 2002. Stock-based compensation expense, which is split between consulting/management fees and general exploration, accounted for more than half of the increase.

During the year ended December 31, 2003, consulting and management fees were comprised of $48,000 and $24,000 in management fees paid to Southwestern Resources and Aurora, respectively, pursuant to separate administrative services agreements, $110,231 in fees on account of consulting and management services provided by directors, officers and other consultants, and $131,850 in stock-based compensation expense resulting from stock options granted to non-employees during the year.

General exploration includes $117,800 in stock-based compensation expense for stock options granted to non-employees involved in exploration work.

Legal costs were lower in 2003 due to the fact that the majority of business reorganization expenses were recorded during the six month period ended December 31, 2002. Investor relations and office expense increased reflecting a full year of business activity.

Transition Year (six months) Ended December 31, 2002 compared to Year Ended June 30, 2002

As previously described, because Lake Shore has a transition year of six months ended December 31, 2002, comparisons to the historical year may not be meaningful. Net loss for the six month period ended December 31, 2002 was $239,269 or $0.05 per share compared to a net loss of $142,208 or $0.06 per share for the year ended June 30, 2002 and a loss of $222,393 or $0.09 per share for 2001. The increase in loss pertains mainly to expenditures relating to the business re-organization and acquisition agreement between Lake Shore and Aurora and to stock- based compensation.

Consulting and management fees for the period ended December 31, 2002 include $32,164 in fees on account of consulting and management services provided by directors, officers and other consultants, and $51,700 relating to stock based compensation expense for stock options granted to non-employees.

General exploration represents $25,300 relating to stock based compensation expense for stock options granted to non-employees involved in exploration work.

Investor relations expense of $26,342, $11,151 and $23,435 for the period ended December 31, 2002 and years ended June 30, 2002 and 2001 respectively, includes regulatory and transfer agent fees and the costs related to the printing and dissemination of shareholder information.

Legal and accounting expense of $100,436 includes $83,556 of legal fees relating to the business reorganization.. Lake Shore incurred legal and accounting fees of $44,563 during the year ended June 30, 2002 and $149,160 in 2001.

Year Ended June 30, 2002 Compared to Year Ended June 30, 2001

Lake Shore (it was Consolidated Takepoint Ventures Ltd.at that point in time) incurred operating losses of $55,259 and a net loss of $142,208 for the year ended June 30, 2002 compared with a net loss of $222,398 in 2001.

In 2002 corporate and administrative expenses were $73,723 compared to $240,609 in 2001. Lower expenses in 2002 were attributed to the absence of further corporate expenses related to professional fees and project evaluation expenses for the FibreOptic Gateways Inc. ("FGI") acquisition.

During fiscal 2002 Lake Shore paid an additional $100,000 of obligations incurred in connection with the proposed transaction with FGI. As at June 30, 2002 Lake Shore had received an aggregate of $338,050 in partial payment of the total $425,000 loaned to FGI. At the end of the year, management decided to write down the remaining $86,950 to a nominal value of $1 on the balance sheet, while considering legal action in connection with the collection of this loan.

Financial Condition, Liquidity and Capital Resources

Lake Shore is not in commercial production on any of its resource properties and accordingly, it does not generate cash from operations. Lake Shore finances its activities by raising capital through the equity markets. Lake Shore is in good financial condition with working capital of $2,433,538 at September 30, 2004 compared with $1,567,192 as at December 31, 2003.

In March 2004, Lake Shore sold, by way of a private placement, 3.2 million units at $1.25 per unit for gross proceeds of $4 million. The private placement was comprised of 2 million flow through units and

1.2 million non-flow through units. Each flow through unit consisted of one flow through common share and one-half of a non-flow through common share purchase warrant. Each non-flow through unit consisted of one non-flow through common share and one-half of a non-flow through common share purchase warrant. One whole share purchase warrant entitles the holder to buy a common share for $1.75 per share until March 15, 2005. In addition, the agent received 314,700 broker warrants entitling the holder to buy one common share for $1.25 until March 15, 2005.

As at September 30, 2004, a total of $1,900,000 of the flow through funds had been spent. Under the look-back rule, Lake Shore will make a renunciation of $2.5 million in Canadian Eligible Expenditures (CEE) for the 2004 tax year and has until December 31, 2005 to spend the remaining $600,000.

During the nine month period ended September 30, 2004 Lake Shore also received proceeds of $454,808 from the exercise of warrants and $34,200 from the exercise of stock options.

As at September 30, 2004 there were 3,740,000 stock options and 4,880,881 warrants outstanding as detailed in note 4 (b) and (d) of the notes to the financial statements.

In management's view Lake Shore has sufficient working capital to fund planned exploration work and ongoing operating expenditures. However, Lake Shore is dependent on raising funds through the issuance of shares and/or attracting joint venture partners in order to undertake further exploration and development of its mineral properties.

DIVIDEND POLICY

Lake Shore has not paid dividends since its incorporation. Lake Shore currently intends to retain all available funds, if any, for use in its business.

AUTHORIZED AND ISSUED SHARE CAPITAL

The authorized capital of Lake Shore consists of an unlimited number of common shares of which 35,032,464 Lake Shore Shares are issued and outstanding. It is estimated that 67,141,805 Lake Shore Shares (up to 80,921,003 on a fully-diluted basis: including all in-the-money convertible securities of Lake Shore, Holmer Exchangeable Options and Holmer Warrants and cross ownership of the Lake Shore Shares and Holmer Shares by the Companies, and further assuming no options and warrants of Holmer or Lake Shore are exercised between the date of this Information Circular and the closing of the Arrangement) will be issued and outstanding upon completion of the Arrangement.

Holders of Lake Shore Shares are entitled to one vote per share at all meetings of shareholders, to receive dividends as and when declared by the directors and to receive a pro rata share of the assets of Lake Shore available for distribution to holders of Lake Shore Shares in the event of liquidation, dissolution or winding-up of Lake Shore. All rank pari passu, each with the other, as to all benefits which might accrue to the holders of common shares.

CONSOLIDATED CAPITALIZATION

There has not been any material change in the share and loan capital of Lake Shore on a consolidated basis since the date of the financial statements for the financial year ended December 31, 2003 save as described under "Prior Sales" herein. The issuances described under the said heading have not had any material effect on the share and loan capital of Lake Shore except to increase the number of shares outstanding.

OPTIONS AND OTHER RIGHTS TO PURCHASE SHARES

As at the date of this Information Circular, there are 3,660,000 outstanding options to purchase or acquire Lake Shore Shares.

The following table sets out all options in Lake Shore which are held as of the date of this information circular by all the directors, officers and employees as a group:

Optionees [(1)]	Number of Lake Shore Shares Subject to Options	Exercise Price	Market Value of Securities on the Date of Grant [(2)]	Number in the Group
Executive Officers	875,000 245,000	$0.24 $1.05	$0.24 $1.20	4 4
Directors who are not executive officers	1,150,000 250,000 50,000	$0.24 $1.05 $1.15	$0.24 $1.05 $1.15	4 4 1
Employees	160,000 102,500 5,000	$0.24 $1.05 $1.89	$0.24 $1.20 $1.91	7 11 1
Consultants	470,000 115,000 162,500 75,000	$0.24 $0.73 $1.05 $2.00	$0.24 $0.80 $1.20 $2.25	3 2 5 3

(1) There are no options to acquire Lake Shore Shares held by any other persons other than as disclosed in this table.

(2) The closing price of a Lake Shore on the date of this Information Circular.

PRIOR SALES

The only securities issued by Lake Shore during the twelve months preceding the date of this Information Circular were:

Date of Issue	No. of Securities Issued	Price	Reason for Issue
January 12, 2004 to January 30, 2004	389,110 shares	$0.85 to $1.30 per share	Exercise of warrants
January 12, 2004 to October 4, 2004	162,500 shares	$0.24 per share	Exercise of options
March 15, 2004	3,200,000 shares and 1,600,000 warrants	$1.25 per share $1.25 per warrant	Private Placement
June 2, 2004	50,000 shares	$0.92 per share	Pursuant to exploration agreement

Date of Issue	No. of Securities Issued	Price	Reason for Issue
September 8, 2004	50,000 shares	$0.92 per share	Pursuant to exploration agreement
October 29, 2004	60,000 shares	$0.73 per share	Exercise of options
November 3, 2004	302,500 shares	$0.24 per share	Exercise of warrants

MARKET FOR SECURITIES

The Lake Shore Shares trade on the TSX Venture under the symbol "LSG". The following table sets out the market price range and trading volume of the Lake Shore Shares on the TSX Venture for the periods indicated.

		High	Low	Volume
Year	**Period**	**($)**	**($)**	**(no. of shares)**
2002	Fourth Quarter	1.00	0.18	11,965
2003	First Quarter	1.47	0.83	43,760
	Second Quarter	1.10	0.50	64,241
	Third Quarter	1.80	0.62	147,071
2004	Fourth Quarter	2.80	1.45	177,687
	First Quarter	1.70	1.00	131,578
	Second Quarter	1.28	0.68	96,819
	July	0.85	0.70	84,961
	August	0.80	0.67	36,938
	September	1.06	0.69	80,314
	October	1.15	0.95	56,070
	November 1 to 29	1.00	0.81	351,500

On November 29, 2004, the closing price of the Lake Shore Shares on the TSX Venture was $0.84 per Lake Shore Share.

ESCROWED SECURITIES

There are no Lake Shore Shares held in escrow. There are, however, 247,500 warrants in escrow, all of which are scheduled to be released from escrow on December 13, 2004.

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of the directors and senior officers of Lake Shore, no person, beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of voting rights attached to each class of the outstanding voting securities of Lake Shore except the following:

Name and Municipality of Residence	Number of Shares	Percentage of Outstanding Shares
Aurora Platinum Corp.(1)	13,602,500	38.83%

(1) Aurora is a publicly traded company, the shares of which trade on the TSX Venture. Aurora also owns warrants for the purchase of a further 247,500 Lake Shore Shares exercisable at $0.24 until December 13, 2004.

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, position with Lake Shore and principal occupation of, and number and percentage of Lake Shore Shares owned or over which control and direction may be exercised by, each of the directors and the executive officers of Lake Shore prior to completion of the Arrangement.

Name, Position and Municipality of Residence	Principal Occupation for the Past Five Years (1)	Director or Officer Since	Securities Beneficially Owned or Controlled(2)
Anthony R. Harvey(3)(4) *Director and Chairman of the Board* West Vancouver, BC	Director of Lake Shore, Director of Rhodes Resources Corp. (public mineral exploration company); President of ARH Management Limited (private management and mining consulting company); President, Chairman then Vice Chairman of Azco Mining Inc. 1989 to 2000.	2000	458,000
Daniel G. Innes(6) *President, CEO and Director* West Vancouver, BC	Director, President of Lake Shore and Aurora, Director and VP Exploration of Southwestern Resources; (all public mineral exploration companies); President, D.G. Innes & Associates Ltd. (private consulting company).	2003	28,500
John G. Paterson(5)(6) *Director* Vancouver, BC	Director of Lake Shore; President, CEO & Director of Southwestern Resources; President & Director of Superior Diamonds Inc. (all public mineral exploration companies); President of Glengarry Resource Management Inc. (private consulting company).	2002	110,000
Michael D. Winn(3)(4)(5) *Director* California, USA	Director of Lake Shore; President of Terrasearch Inc. (financial consulting company).	2002	150,000
Thomas W. Beattie *Director* West Vancouver, BC	Director of Lake Shore and Superior Diamonds Inc.; VP, Corporate Development and Corporate Secretary of Southwestern Resources and Aurora; Director of Westvista Management Inc. (private consulting company).	2002	132,800

Name, Position and Municipality of Residence	Principal Occupation for the Past Five Years [1]	Director or Officer Since	Securities Beneficially Owned or Controlled[2]
Murray A. Gordon [3][4][5][6] *Director* North Vancouver, BC	Director of Lake Shore and Superior Diamonds Inc.; retired during the period December 2000 to March 2004; prior to December 2000, VP, Finance and CFO of Southwestern Resources, Aurora and Canabrava Diamond Corporation (mineral exploration companies).	2004	Nil
Parkash Athwal *Chief Financial Officer* Ladner, BC	Chief Financial Officer of Lake Shore and Superior Diamonds; Vice President, Finance and CFO of Southwestern Resources and Aurora.	2002	76,000
Susy Horna *Corporate Secretary* Surrey, BC	Corporate Secretary of Lake Shore and Superior Diamonds; Executive Legal Assistant for Southwestern Resources and Aurora.	2002	9,000
Michael J. Byron *VP Exploration* Sudbury, ON	Vice President, Exploration of Lake Shore and Aurora.	2003	125,000

(1) The information in this table is provided by the individuals named.
(2) Interest owned as at the date of this Information Circular.
(3) Member of the Corporate Governance and Nominating Committee.
(4) Member of the Audit Committee.
(5) Member of the Compensation Committee.
(6) Member of the Environmental and Safety Committee.

Directors serve until the earlier of the next annual general meeting or their resignation.

Prior to the Arrangement the directors and senior offices as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of approximately 1,089,300 Lake Shore Shares representing approximately 3.11% of the issued Lake Shore Shares.

Corporate Cease Trade Orders Or Bankruptcies

No director or officer of Lake Shore, or to the knowledge of Lake Shore any shareholder holding a sufficient number of Lake Shore shares to affect materially the control of Lake Shore, is, or within the ten years prior to the date hereof has been, a director or officer of any other issuer that, while that person was acting in the capacity of a director or officer of that issuer, was the subject of a cease trade order or similar order or an order that denied that issuer access to any statutory exemptions for a period of more than 30 consecutive days, was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that issuer or appointed to hold the assets of that director or officer.

Penalties or Sanctions

No director or officer of Lake Shore, or to the knowledge of Lake Shore any shareholder holding a sufficient number of Lake Shore shares to affect materially the control of Lake Shore is, or during the 10 years prior to the date hereof, has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or a Canadian securities regulatory authority or entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any penalties or sanctions by

a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Individual Bankruptcies

No director or officer of Lake Shore, or to the knowledge of Lake Shore any shareholder holding a sufficient number of Lake Shore shares to affect materially the control of Lake Shore, during the 10 years prior to the date hereof, has been declared bankrupt or made a voluntary assignment into bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

EXECUTIVE COMPENSATION

The following table summarizes information with respect to annual and long term compensation during the previous three financial years for the individuals who were, as at December 31, 2003, the chief executive officer and the other executive officers of Lake Shore (the "**Named Executive Officers**"). No bonuses were paid.

Summary Compensation Table

Name and Principal Position	Year[1]	Annual Compensation Salary ($)	Long Term Compensation		
			Securities Under Options/Sars[2] Granted (#)	Restricted Shares or Restricted Share Units ($)	All Other Compensation [3] ($)
Daniel G. Innes (5)(6) President & CEO	2003 2002 2001	78,750 3,000 N/A	125,000 600,000 N/A	Nil Nil N/A	Nil Nil N/A
John G. Paterson [4][5] Former President & CEO	2003 2002 2001	Nil Nil N/A	50,000 600,000 N/A	Nil Nil N/A	Nil Nil N/A
Parkash K. Athwal [7] CFO	2003 2002 2001	Nil Nil N/A	50,000 200,000 N/A	Nil Nil N/A	Nil Nil N/A

(1) The fiscal year 2002 was a six month period from July 1 to December 31. The Named Executive Officers did not receive any compensation for the six month period from January 1, 2002 to June 30, 2002.

(2) Lake Shore did not grant any Stock Appreciation Rights ("SARs"). SARs means a right, granted by Lake Shore as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue of securities based wholly or in part on changes in the trading price of publicly traded securities.

(3) Lake Shore did not have any Long-Term Incentive Plans ("LTIP"). LTIP means any plan providing compensation intended to service as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of Lake Shore or an affiliate of Lake Shore, the price for Lake Shore's securities, or any other measure, but does not include option plans, SARs plans or plans for compensation through restricted shares or restricted share units.

(4) Mr. Paterson was President and CEO of Lake Shore from December 17, 2002 to January 14, 2003.

(5) Member of the Board of Directors.

(6) Mr. Innes was appointed President and CEO of Lake Shore on January 14, 2003.

(7) Ms. Athwal's services are provided pursuant to a Management Services Agreement between Southwestern Resources Corp. and Lake Shore.

Long Term Incentive Plans

Lake Shore has no plans other than as set out herein pursuant to which cash or non-cash compensation was distributed to executive officers during the most recently completed financial year. Lake Shore adopted the 2002 Plan which authorized the granting of up to 4,246,373 options. The purpose of the 2002 Plan is to attract and motivate directors, officers and employees of and service providers to Lake Shore and thereby advance Lake Shore's interests by affording such persons with an opportunity to acquire an equity interest in Lake Shore through Stock options.

Option Grants During the Most Recently Completed Financial Year

Options were granted to the Named Executive Officers as follows:

Name	Number of Shares	Exercise Price	Expiry Date
Daniel G. Innes	125,000	$1.05	August 28, 2008
John G. Paterson	50,000	$1.05	August 28, 2008
Parkash K. Athwal	50,000	$1.05	August 28, 2008

The following table summarizes information with respect to all exercises of stock options for the financial year ended December 31, 2003 by each of the Named Executive Officers and value of unexercised stock options as at December 31, 2003 on an aggregated basis. The total of all unexercised options as at December 2003 is 3,847,500 in the aggregate.

Aggregated Options Exercised in the Last Financial Year-End Option Values

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at Financial Year End [1] ($) Exercisable/ Unexercisable
Daniel G. Innes	Nil	N/A	512,500/212,500	569,500/206,500
John G. Paterson	Nil	N/A	475,000/175,000	595,500,191,500
Parkash K. Athwal	Nil	N/A	175,000/75,000	191,500/70,500

(1) Value is the number of shares multiplied by the difference between the closing market price on the relevant date and the exercise price.

Compensation on Termination of Employment, Change in Responsibilities and Employment Contracts

Lake Shore has no compensatory plan or arrangement to compensate executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control.

Directors' Compensation

Lake Shore pays $6,000 per year to three of the outside directors (Anthony R. Harvey, Michael D. Winn and Murray A. Gordon). Compensation paid to the other board members is disclosed under the section titled "Statement of Executive Compensation - Summary Compensation Table". In addition, stock options to purchase shares of Lake Shore are granted to Lake Shore's directors from time to time. Lake Shore also entered into a consulting contract with a company controlled by Thomas W. Beattie, a director of the Company, pursuant to which an aggregate of $24,197 was paid during Lake Shore's last fiscal year. Lake Shore is party to a consulting contract with a company controlled by Daniel Innes, the President, Chief Executive Officer and a director of the Company, pursuant to which an aggregate of $78,750 was paid during Lake Shore's last fiscal year. In addition, Lake Shore entered into a consulting contract with a company controlled by John G. Paterson, a director of Lake Shore; no fees were paid to Mr. Paterson during Lake Shore's last fiscal year. None of the contracts provide for any financial payment upon termination or change of control of Lake Shore.

During the financial year ended December 31, 2003 the aggregate direct remuneration paid or payable by Lake Shore to its directors was $102,947.

Indebtedness of Directors, Executive Officers and Senior Officers

None of the directors, executive officers or senior officers of Lake Shore, nor proposed nominee for election as a director of Lake Shore or any associate of any such director, officer or proposed nominee is, or at any time since the beginning of the most recently completed financial year of Lake Shore has been, indebted to Lake Shore.

RISK FACTORS

In addition to the other information contained in this Information Circular, the following factors should be considered carefully when considering risk related to Lake Shore's proposed business.

Exploration and Development

All of the properties in which Lake Shore has an interest are in the exploration stages only and are without a known economic mineral deposit. Development of Lake Shore's mineral properties will only follow upon obtaining satisfactory exploration results. Mineral exploration and development involves a high degree of risk and few properties, which are explored, are ultimately developed into producing mines. There is no assurance that the Lake Shore's mineral exploration and development activities will result in any discoveries of commercial mineral deposits. The long-term profitability of Lake Shore's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors beyond Lake Shore's control.

Operations

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which Lake Shore has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of minerals, any of which could result in work stoppages, damage to property, and possible environmental damage.

Fluctuation of Mineral Prices

Lake Shore's revenue, if any, would be derived from mining and subsequent sale of base and precious metals. Resource prices have fluctuated widely in recent years and are affected by numerous factors beyond Lake Shore's control, including international economic and political trends, expectations of inflation, currency exchange fluctuations (especially the Canadian dollar relative to other currencies), interest rates, global and regional consumption patterns, speculative activities, market fluctuations in pricing and demand, the proximity and capacity of natural resource markets and processing equipment, governmental regulations, land tenure, land use, regulation concerning the importing and exporting of minerals, environmental protection regulations, increased production due to new mine developments, and improved mining and production methods. The effect of these factors on the price of metals that may be produced from Lake Shore's properties, and, ultimately, the economic viability of Lake Shore's properties, cannot be predicted accurately.

Insurance

No assurance can be given that insurance to cover the risks to which Lake Shore's activities are subject will be available at all or at commercially reasonable premiums. Lake Shore currently maintains insurance within ranges of coverage that it believes to be consistent with industry practice for companies of a similar stage of development. As noted above, Lake Shore carries liability insurance with respect to its mineral exploration operations, but is not currently covered by any form of environmental liability insurance, since insurance against environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is prohibitively expensive. The payment of any such liabilities would reduce the funds available to Lake Shore. If Lake Shore is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

Dependence on Key Management and Employees

The success of Lake Shore's business is largely dependent upon the efforts of a small management team. The loss of any key member could be detrimental to Lake Shore if a suitable replacement could not be found at a comparable compensation level. Lake Shore has not obtained key-man life insurance with respect to these individuals.

Nature of the Securities

The purchase of Lake Shore Shares will involve a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. The Lake Shore Shares should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in securities of Lake Shore should not constitute a major portion of an investor's portfolio.

Price Volatility of Public Stock

In recent years securities markets have experienced extremes in price and volume volatility. The market price of securities of many early stage companies, among others, have experienced fluctuations in price which may not necessarily be related to the operating performance, underlying asset values or prospects of such companies. It may be anticipated that any market for Holmer's shares will be subject to market trends generally and the value of Holmer's shares on the TSX Venture may be affected by such volatility.

Possible Non-Completion of Arrangement

There is no assurance that the Arrangement will receive regulatory, court or shareholder approval or will complete. If the Arrangement does complete, Lake Shore Shareholders including Holmer Shareholders who receive Lake Shore Shares pursuant to the Arrangement will be subject to the risk factors described below relating to resource properties.

Financing Risks

If the Arrangement completes, additional funding may be required to complete the funding of the proposed exploration program on the Timmins Gold Project and to conduct exploration programs on other properties. If Lake Shore's proposed exploration programs are successful, additional funds will be required for the development of an economic mineral body and to place it in commercial production. The only sources of future funds presently available to Lake Shore are the sale of equity capital, or the offering by Lake Shore of an interest in its properties to be earned by another party or parties carrying out exploration or development thereof. There is no assurance that any such funds will be available for operations. Failure to obtain additional financing on a timely basis could cause Lake Shore to reduce or terminate its proposed operations.

No History of Earnings

Lake Shore has no history of earnings or of a return on investment, and there is no assurance that any of the properties that it will acquire pursuant to the Arrangement or otherwise will generate earnings, operate profitably or provide a return on investment in the future. Lake Shore has no current plans to pay dividends. The future dividend policy of Lake Shore will be determined by its board of directors.

Mineral Exploration and Development Activities Inherently Risky

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. At present, none of Lake Shore's properties has a known body of commercial ore. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in extraction operations and the conduct of exploration programs. Although Lake Shore carries liability insurance with respect to its mineral exploration operations, Lake Shore may become subject to liability for damage to life and property, environmental damage, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.

Previous mining operations may have caused environmental damage at certain of Lake Shore's properties. It may be difficult or impossible to assess the extent to which such damage was caused by Lake Shore or by the activities of previous operators, in which case, any indemnities and exemptions from liability may be ineffective.

If any of Lake Shore's properties including the Timmins Gold Project is found to have commercial quantities of ore, Lake Shore would be subject to additional risks respecting any development and production activities. Most exploration projects do not result in the discovery of commercially mineable deposits of ore.

Company at Exploration Stage Only; No Experience in Placing Properties Into Production

Lake Shore has no experience in placing mineral deposit properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into

agreements with other major resource companies that can provide such expertise. At present, none of Lake Shore's personnel have any experience in actually operating mines. There can be no assurance that Lake Shore will have available to it the necessary expertise when and if Lake Shore places mineral deposit properties into production.

Dilution

Lake Shore plans to focus on exploring its properties. As Lake Shore has no source of income it is reliant on financing to fund exploration of its properties, including for the Timmins Gold Project, and to acquire additional properties. Lake Shore will have to sell additional securities including, but not limited to, its common stock or some form of convertible securities, the effect of which may result in a material dilution of the equity interests of any persons who may become Lake Shore Shareholders as a result of or subsequent to the Arrangement.

Permits and Licenses

The operations of Lake Shore will require licenses and permits from various governmental authorities. Lake Shore believes it will receive as part of the acquisition or will be able to obtain in the future all necessary licenses and permits to carry on the activities which it intends to conduct, and that it intends to comply in all material respects with the terms of such licenses and permits. There can be no guarantee, however, that Lake Shore will be able to obtain and maintain, at all times, all necessary licenses and permits required to undertake its proposed exploration and development or to place its properties into commercial production and to operate mining facilities thereon. In the event of commercial production the cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude the economic development of the property.

Title Matters

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to and the area of mineral properties may be disputed. Lake Shore has obtained title opinions in respect of its properties to the extent appropriate in the circumstances. However, there is no guarantee of title to any of its properties. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Lake Shore has not surveyed the boundaries of any of its properties and consequently the boundaries of its properties may be disputed. The properties may also be subject to prior unregistered agreements of transfer or aboriginal land claims, and title may be affected by undetected defects.

Competition

Competition in the mineral exploration business is intense and could adversely affect Lake Shore's ability to suitably develop its properties. Lake Shore competes with many other companies possessing greater financial resources and technical facilities. Accordingly, there is a high degree of competition for desirable mining leases, suitable prospects for drilling operations and necessary mining equipment, as well as for access to funds. There can be no assurance that the necessary funds can be raised or that any projected work will be completed.

Potential Profitability Depends Upon Factors Beyond the Control of Lake Shore

The potential profitability of the Timmins Gold Project if it should go into production and of any other properties upon which minerals may be found is dependent upon many factors beyond Lake Shore's control. For instance, world prices of and markets for minerals are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic,

international, political, social and economic environments. Another factor is that rates of recovery of minerals from mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways Lake Shore cannot predict and are beyond Lake Shore's control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of Lake Shore.

Environmental, Health and Safety Regulation of Resource Industry

Mining operations are subject to federal, provincial and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Mining operations are also subject to federal, provincial and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, provincial or local authorities will not be changed or that any such changes would not have material adverse effects on Lake Shore's activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on Lake Shore. Additionally, Lake Shore may be subject to liability for pollution or other environmental damage, which it may not insure against.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and Lake Shore may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the securities of Lake Shore.

Lake Shore is not insured against most environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. Lake Shore will periodically evaluate the cost and coverage of the insurance against certain environmental risks that is available to determine if it would be appropriate to obtain such insurance. Without such insurance, and if Lake Shore becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds Lake Shore has to pay such liabilities and result in bankruptcy. Should Lake Shore be unable to fund fully the remedial cost of an environmental problem it might be required to enter into interim compliance measures pending completion of the required remedy.

Currency Fluctuations

Lake Shore maintains its accounts in Canadian currency. If Lake Shore locates minerals on its properties, its market for the sale of such minerals will be in foreign countries and may be subject to foreign currency fluctuations. Such fluctuations may materially affect its financial position and results. Lake Shore does not engage in currency hedging activities.

Conflicts of Interest

Some of the proposed directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on their own behalf and on behalf of other corporations in which they have an interest. As a result, situations may arise where these directors and officers will be in direct competition with Lake Shore. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the BCBCA.

Some of the directors and officers of Lake Shore are or may become directors or officers of other companies engaged in other business ventures. In order to avoid the possible conflict of interest which may arise between the directors' duties to Lake Shore and their duties to the other companies on whose boards they serve, the directors and officers of Lake Shore have agreed to the following:

1. Participation in other business ventures offered to the directors will be allocated among the various companies on the basis of prudent business judgement and the relative financial abilities and needs of the companies to participate;

2. No commissions or other extraordinary consideration will be paid to such directors and officers; and

3. Business opportunities formulated by or through other companies in which the directors and officers are involved will not be offered to Lake Shore except on the same or better terms than the basis on which they are offered to third party participants.

PROMOTER

Aurora may be considered a promoter of Lake Shore as it took the initiative in substantially reorganizing the business of Lake Shore (then Consolidated Take-Point Resources Ltd.) in 2002 and in connection with the sale of certain assets of Aurora to Lake Shore acquired a controlling interest in Lake Shore. See "General Development of the Business – Three Year History".

LEGAL PROCEEDINGS

Lake Shore and its subsidiaries are not a party to any material legal proceedings and Lake Shore is not aware of any such proceedings known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or officers of Lake Shore, nor any proposed nominee for election as a director of Lake Shore, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of Lake Shore, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of Lake Shore's last completed financial year or in any proposed transaction not otherwise disclosed herein which, in either case, has or will materially affect Lake Shore, except as disclosed herein. See "General Proxy Information - Interest of Insiders in Material Transactions and in Matters to be Acted Upon".

SPONSORSHIP AND FISCAL AGENCY AGREEMENTS

Lake Shore has not entered into any Sponsorship or Fiscal Agency Agreements.

RELATIONSHIP BETWEEN LAKE SHORE AND PROFESSIONAL PERSONS

There is no beneficial interest, direct or indirect, in any securities or property of Lake Shore or of an associate or affiliate of Lake Shore, held by a "professional person" as referred to in Section 106(2) of the Rules under the *Securities Act* (British Columbia) save that members of DuMoulin Black own less than 1% of the Lake Shore Shares.

AUDITORS

The auditors of Lake Shore are Deloitte & Touche LLP, Chartered Accountants, of Suite 2800, 1055 Dunsmuir Street, Vancouver, British Columbia.

REGISTRAR AND TRANSFER AGENT

The Registrar and Transfer Agent for the Lake Shore Shares is Computershare Trust Company of Canada at its principal offices at 100 University Avenue, 9th Floor, Toronto, Ontario.

MATERIAL CONTRACTS

The only agreements or contracts that Lake Shore has entered into within the past two years or will enter into as part of the transactions described in this Information Circular which may be reasonably regarded as being currently material, are as follows:

1. The Arrangement Agreement described under "The Arrangement – Arrangement Agreement".
2. Consulting agreements with certain principals of Lake Shore as described under "General Proxy Information - Interest of Insiders in Material Transactions and in Matters to be Acted Upon".

A copy of any material contract, the Lake Shore Fairness Opinion and the proposed Notice of Articles and articles for LSG Holdings Corp. may be inspected at any time up to the commencement of the Meeting during normal business hours at #1650, 701 West Georgia Street, Vancouver, British Columbia.

OTHER MATERIAL FACTS

There are no other material facts relating to Lake Shore, on a current or pro forma basis, and not disclosed elsewhere in this Information Circular.

LAKE SHORE – POST-ARRANGEMENT

The Arrangement will result in Holmer being amalgamated with Lake Shore Sub to form Amalco being a wholly owned subsidiary of Lake Shore. The following information is presented on a post-Arrangement basis and is reflective of the projected business, financial and share capital position of Lake Shore – Post-Arrangement. This section only includes information respecting Holmer and Lake Shore after the Arrangement that is materially different from information provided earlier in this Information Circular. See the various headings under "Holmer Gold Mines Limited", and "Lake Shore Gold Corp." for additional information regarding Holmer and Lake Shore respectively. See also the Pro Forma Financial Statements of Lake Shore attached hereto as Schedule "C".

NAME AND INCORPORATION

See "Lake Shore Gold Corp. – Name and Incorporation". Lake Shore's Notice of Articles and corporate existence are not affected by the Arrangement.

INTERCORPORATE RELATIONSHIPS

On completion of the Arrangement, the corporate organization chart for Lake Shore will be as follows:


Lake Shore Gold Corp.
(British Columbia)
100%
LSG Holdings Corp. (1)
(British Columbia)
100%
Holmer Gold Mines Inc. (2)
(Turks & Caicos Islands.)

(1) Will hold the Timmins Gold Project and other mineral properties and assets of Holmer,
(2) Will hold 50% of the Loma Hierro Project if required approvals of Cuban Government are received.

DESCRIPTION OF BUSINESS

Lake Shore will continue its present business after the Arrangement.

MATERIAL PROPERTIES

On completion of the Arrangement, Lake Shore's material property will be the Timmins Gold Project. In addition, Lake Shore will continue to hold its other property interests and those of Holmer located in Ontario, Québec and Cuba. See disclosure respecting the properties of Holmer and Lake Shore under "Holmer Gold Mines Limited" and "Lake Shore Gold Corp.".

PRO FORMA AVAILABLE FUNDS

Lake Shore expects to have the following working capital (the "**Pro Forma Available Funds**") available to it upon completion of the Arrangement, based upon the combined working capital of Lake Shore and Holmer as at October 31, 2004:

Working Capital of Lake Shore	$ 2,000,000
Working Capital of Holmer	1,900,000
Total	**$3,900,000**

PRO FORMA PRINCIPAL PURPOSES

Lake Shore anticipates that it will use the Pro Forma Available Funds as follows:

To pay the estimated transaction costs	$ 175,000
For further exploration and development of the Timmins Project[(1)]	2,000,000
For exploration of other Holmer/Lake Shore properties	30,000
General exploration and future acquisitions	300,000
To pay estimated administrative expenses for the next 18 months and unallocated working capital	1,395,000
TOTAL:	**$3,900,000**

(1) See "Lake Shore Gold Corp. - Properties".

Lake Shore will spend the funds available to it on completion of the Arrangement to carry out its proposed exploration and development programs on the properties set out under "Holmer Mines Limited" and "Lake Shore Gold Corp. There may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary.

UNAUDITED PRO FORMA SUMMARY FINANCIAL INFORMATION

The following table sets out selected pro forma financial information for Lake Shore, assuming completion of the Arrangement as of September 30, 2004, and should be considered in conjunction with the more complete information contained in the unaudited pro forma financial statements of Lake Shore attached as Schedule "C" to this Information Circular. Unless otherwise indicated, all currency amounts are stated in Canadian dollars.

	As at September 30, 2004 $
Working Capital	$4,157,192
Resource Properties	$52,478,779
Total Assets	$57,219,591
Total Shareholders Equity	$46,980,454

AUTHORIZED AND ISSUED SHARE CAPITAL

The authorized capital of Lake Shore will not be affected by the Arrangement. On completion of the Arrangement Lake Shore will issue approximately 32,259,341 Lake Shore Shares to acquire the Holmer Shares and reserve a further approximately 5,540,817 Lake Shore Shares for issue upon exercise of currently outstanding Holmer Exchangeable Options. Upon completion of the Arrangement there will be approximately 67,141,805 Lake Shore Shares issued and outstanding assuming no options and warrants of Holmer or Lake Shore are exercised between the date of this Information Circular and the closing of the Arrangement (80,921,003 on a fully diluted basis: including all in-the-money convertible securities of Lake Shore and Holmer but excluding Holmer Exchangeable Options and cross ownership of the Lake Shore Shares and Holmer Shares by the Companies, and further assuming no options and warrants of Holmer or Lake Shore are exercised between the date of this Information Circular and the closing of the Arrangement).

OPTIONS AND OTHER RIGHTS TO PURCHASE

For the details of the options and warrants of Lake Shore to be outstanding on completion of the Arrangement, see "The Arrangement – Holmer and Lake Shore Convertible Securities".

ESCROWED SECURITIES

At the completion of the Arrangement, there will be no Lake Shore Shares held in escrow.

RESALE RESTRICTIONS

The Lake Shore Shares to be exchanged pursuant to the Arrangement will be distributed under exemptions from the requirements to provide a prospectus or involve a registrant (i.e. broker) under applicable Canadian securities laws and pursuant to registration exemptions under U.S. securities laws. The Lake Shore Shares may be resold in each of the provinces and territories of Canada without significant restriction, provided the issuer has been a reporting issuer in a qualifying jurisdiction such as British Columbia for more than 12 months (Lake Shore has been reporting in British Columbia for more than 12 months), the holder is not a 'control person' as defined in the applicable securities legislation, no unusual effort is made to prepare the market or create a demand for those securities and no extraordinary commission or consideration is paid in respect of that sale.

An application has been made to the QSC for an order under Section 50 of the Securities Act (Québec) for an exemption from prospectus requirements in connection with the exchanges of the Lake Shore Shares under the Arrangement.

Resale restrictions applicable to holders of Lake Shore Shares who are subject to U.S. securities laws are set forth under "U.S. Securities Laws – Resales of Securities within the United States after the Completion of the Arrangement".

PRINCIPAL HOLDERS OF VOTING SECURITIES POST ARRANGEMENT

To the knowledge of the directors and officers of Holmer and Lake Shore, at the completion of the Arrangement, no person will beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of voting rights attached to each class of the then outstanding Lake Shore Shares except Aurora which will own on a non-diluted basis 20.03% (16.8% on a fully diluted share capital of 80,921,003) of the issued Lake Shore Shares.

DIRECTORS AND OFFICERS

The list appearing under the heading "The Arrangement – Directors of Lake Shore – Post-Arrangement" sets forth the name, municipality of residence, proposed position with Lake Shore and principal occupation of such directors and officers and the number and percentage of Lake Shore Shares to be owned by each of the proposed directors and the executive officers of Lake Shore post-Arrangement.

PROPOSED EXECUTIVE COMPENSATION

The proposed executives of Lake Shore are expected to continue to receive similar compensation in respect of their services as they presently receive in their current capacities with Lake Shore and Holmer.

RISK FACTORS

The risk factors disclosed under "Holmer Gold Mines Limited. – Risk Factors" in respect of Holmer's business as well as the risk factors disclosed under "Lake Shore Gold Corp. – Risk Factors" in respect of Lake Shore's business will apply to Lake Shore upon completion of the Arrangement and should be considered in respect of the proposed business of Lake Shore.

AUDITORS

The auditors of Lake Shore will be Deloitte & Touche LLP, Chartered Accountants, of Suite 2800, 1055 Dunsmuir Street, Vancouver, British Columbia.

REGISTRAR AND TRANSFER AGENT

The Registrar and Transfer Agent for the Lake Shore Shares will continue to be Computershare Trust Company of Canada at its principal offices at 100 University Avenue, 9th Floor, Toronto, Ontario.

MATERIAL CONTRACTS

The only agreements or contracts that Lake Shore and/or Holmer will be a party to and which have been entered into in the past two years and may be reasonably regarded as being currently material, on a pro forma basis, are as follows:

1. The Arrangement Agreement described under "The Arrangement – Arrangement Agreement".

2. Consulting agreements with certain principals of Lake Shore as described under "Interest of Management in Material Transactions".

A copy of any material contract or report may be inspected at any time up to the commencement of the Holmer Meeting and Lake Shore Meeting during normal business hours at #1650 - 701 West Georgia Street, Vancouver, British Columbia.

OTHER MATERIAL FACTS

There are no other material facts relating to Lake Shore, on a pro form basis, and not disclosed elsewhere in this Information Circular.

INFORMATION AND APPROVALS

The information contained or referred to in this Information Circular with respect to Holmer has been furnished by Holmer. Lake Shore and its respective directors and officers have relied on the information relating to Holmer provided by Holmer and take no responsibility for any errors in such information or omissions therefrom. The information contained or referred to in this Information Circular with respect to Lake Shore has been furnished by Lake Shore. Holmer and its respective directors and officers have relied on the information relating to Lake Shore provided by Lake Shore and take no responsibility for any errors in such information or omissions therefrom.

AUDITORS' CONSENTS

Shimmerman Penn LLP
30 St. Clair Avenue West, Suite 400
Toronto, ON M4V 3A1

Tel: 416 964 7200
Fax: 416 964 2025
www.spllp.com

SHIMMERMANPENN LLP
Chartered Accountants & Business Advisors

November 30, 2004

AUDITOR'S CONSENT

HOLMER GOLD MINES LIMITED

We refer to the Joint Management Information Circular of the company dated November 30, 2004 relating to the sale of all of the outstanding shares of Holmer Gold Mines Limited.

We consent to the use, through incorporation by reference in the above-mentioned document, of our report dated May 5, 2004 to the shareholders of the company on the following financial statements:

Consolidated balance sheets as at December 31, 2003 and 2002;

Consolidated statements of operations, retained earnings and cash flows for the years ended December 31, 2003 and 2002.

We report that we have read the Joint Management Information Circular and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting securities regulatory authorities in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based upon it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Shimmerman Penn LLP

Shimmerman Penn LLP


Nexia International is a worldwide network of independent accounting and consulting firms

Grant Thornton

Grant Thornton LLP
Chartered Accountants
Management Consultants

AUDITORS' CONSENT

We have read the joint management information circular (the "Information Circular") of Holmer Gold Mines Limited (the "Company") and Lake Shore Gold Corp. ("Lake Shore") dated November 30, 2004 relating to the proposed arrangement among the Company, its security holders and a wholly-owned subsidiary of Lake Shore. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned Information Circular of our report dated May 2, 2002 to the directors of the Company on the balance sheets of the Company as at December 31, 2001 and 2000 and the statements of operations, deficit and cash flows for each of the years in the two-year period ended December 31, 2001.

Grant Thornton LLP

Toronto, Canada
November 30, 2004

Grant Thornton LLP
Chartered Accountants

Royal Bank Plaza
19th Floor, South Tower
200 Bay Street, Box 55
Toronto, Ontario
M5J 2P9
T (416) 366-0100
F (416) 360-4949
E Toronto@GrantThornton.ca
W www.GrantThornton.ca

Deloitte.

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: (604) 640-3106
Fax: (604) 899-8414
www.deloitte.ca

AUDITORS' CONSENT

We have read the Joint Management Information Circular ("Circular") of Lake Shore Gold Corp. ("Lake Shore") and Holmer Gold Mines Limited ("Holmer") dated November 30, 2004 relating to the Plan of Arrangement between Lake Shore and Holmer. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the inclusion in the above-mentioned Circular of our report to the shareholders of Lake Shore on the balance sheets of Lake Shore as at December 31, 2003 and 2002 and the consolidated statements of loss and deficit and cash flows for the year ended December 31, 2003 and the six months ended December 31, 2002. Our report is dated February 27, 2004 (except for note 9, for which the date is March 16, 2004).

Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
November 30, 2004

AUDITOR'S CONSENT

I have read the joint information circular of Holmer Gold Mines Limited (the "Company") dated November 30, 2004 relating to the amalgamation of the Company and a wholly-owned subsidiary of Lake Shore Gold Corp. ("Lake Shore") (formerly *Consolidated Takepoint Ventures Ltd.*) and thereafter the issuance to the former shareholders of the Company, 1 Lake Shore common share for each 1.5 Company common shares. I have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

I consent to the use in the above-mentioned joint information circular of my report to the shareholders of Lake Shore on the balance sheets of Lake Shore as at June 30, 2002 and 2001 and the statements of operations, deficit and cash flows for each of the years in the two-year period ended June 30, 2002. My report is dated September 3, 2002.

"G. Ross McDonald" (signed)

G. Ross McDonald
Chartered Accountant

Vancouver, British Columbia
November 25, 2004

CERTIFICATE OF HOLMER GOLD MINES LIMITED

The foregoing as it relates to Holmer Gold Mines Limited contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED: November 30, 2004

(Signed) **DR. K. SETHU RAMAN**
President

(Signed) **EDWARD J. SVOBODA**
Secretary and Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS OF HOLMER GOLD MINES LIMITED

(Signed) **KUMARA S. RACHAMALLA**
Director

(Signed) **BERNIE DELUCE**
Director

CERTIFICATE OF LAKE SHORE GOLD CORP.

The foregoing as it relates to Lake Shore Gold Corp. contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED: November 30, 2004

(Signed) **DANIEL G. INNES**
President and Chief Executive Officer

(Signed) **PARKASH ATHWAL**
Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS OF LAKE SHORE GOLD CORP.

(Signed) **THOMAS W. BEATTIE**
Director

(Signed) **JOHN G. PATERSON**
Director

PROMOTER

AURORA PLATINUM CORP.

By: (Signed) **THOMAS W. BEATTIE**

Schedule "A"

HOLMER GOLD MINES LIMITED

INTERIM FINANCIAL STATEMENTS

FOR PERIOD ENDED SEPTEMBER 30, 2004

HOLMER GOLD MINES LIMITED
INTERIM FINANCIAL STATEMENTS
FOR PERIOD ENDED SEPTEMBER 30, 2004

Holmer Gold Mines Limited
Consolidated Balance Sheets (in Canadian Dollars)

	Notes	Unaudited Sept. 30 2004	Audited Dec. 31 2003
Assets			
Current			
Cash and cash equivalents		$ 1,975,079	$ 2,001,001
Accounts receivables		47,366	62,994
Investments	3	175,000	35,000
		2,197,445	2,098,995
Exploration Properties			
Wawa	4	415,543	297,417
Timmins Project	4	4,312,023	4,429,230
Devlin	4	707,689	767,689
Cuba	4	5,589,212	5,563,805
		11,024,467	11,058,141
TOTAL ASSETS		$ 13,221,912	$13,157,136
Liabilities - Current			
Accounts payable		$ 118,791	$ 119,202
Shareholders' Equity			
Capital stock	6	21,344,463	21,237,963
Contributed surplus		279,297	166,033
Deficit		(8,520,639)	(8,366,062)
Total		13,103,121	13,037,934
TOTAL LIABILITIES AND EQUITY		13,221,912	13,157,136

APPROVED BY THE BOARD

"K. Sethu Raman"
K. Sethu Raman (signed)
President

"Ed Svoboda"
Ed Svoboda (signed)
Directors

Holmer Gold Mines Limited
Consolidated Interim Statements of Operations and Deficit
(Unaudited – Prepared by Management)

Nine Months Ended Sept. 30, 2004

	3 Months ended Sept. 30		9 Months ended Sept. 30	
	2004	**2003**	**2004**	**2003**
Revenue	$ 10,414	$ 756	$ 31,804	$ 2,186
Current				
Administration	92,936	30,323	186,381	110,372
Net Loss	$ (82,522)	$ (29,567)	$ (154,577)	$ (108,186)
Loss Per Common Share	$ (0.002)	$ (0.001)	$ (0.003)	$ (0.003)
Weighted – average number of shares outstanding	48,776,611	40,106,456	48,621,921	39,774,734
Deficit				
Beginning of Period	$ 8,438,117	$ 8,305,272	$ 8,366,062	$ 8,226,653
Net Loss	(82,522)	(29,567)	(154,577)	(108,186)
End of Period	$ 8,520,639	$ 8,334,839	$ 8,520,639	$ 8,334,839

===

Consolidated Interim Statements of Cash Flow
(Unaudited - Prepared by Management)

	3 Months ended Sept. 30		9 Months ended Sept. 30	
	2004	**2003**	**2004**	**2003**
Increase (Decrease) in Cash				
Operating Activities				
Net Loss	$ (82,522)	$ (29,567)	$ (154,577)	$ (108,186)
Receivables (Increase)/Decrease	(2,603)	(4,214)	15,628	(9,827)
Payables Increase/(Decrease)	(779)	1,762	(411)	(190,940)
Investing Activities				
Exploration (Increase) / Decrease	212,408	(17,947)	146,938	21,237
Investments(Increase)/ Decrease	(100,000)	—	(140,000)	(35,000)
Financing Activities				
Capital Stock Increase / (Decrease)	25,409	57,742	106,500	138,367
Increase / (Decrease) in Cash And cash equivalents	51,913	7,776	25,922	(184,349)
Beginning of Period	1,923,166	270,634	2,001,001	462,759
End of Period	$ 1,975,079	$ 278,410	$ 1,975,079	$ 278,410
Non-Cash transactions:				
Stock compensation expense	—	—	113,264	968

HOLMER GOLD MINES LIMITED
NOTES TO INTERIM FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004

1. SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements for the period ended September 30, 2004 have been prepared on a consistent basis with the Company's annual consolidated financial statements for the year ended December 31, 2003 and should be read in conjunction with the accounting policies and other disclosures in those consolidated financial statements. The enclosed consolidated financial statements do not include all the disclosures required by general accepted accounting principles applicable to annual financial statements.

2. BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Holmer Gold Mines Inc.

3. MARKETABLE SECURITIES

The market value of the marketable securities at September 30, 2004 was $172,500.

4. EXPLORATION OF PROPERTIES

Timmins Gold Project - Ontario

In May, 2003, the company entered into an option agreement with Lake Shore Gold Corp. (LSG-TSXV) to further develop its 100% owned Timmins Gold Property. Under the terms of the agreement, Lake Shore can earn an undivided 50% interest in the Timmins Property by incurring exploration expenditures of $2,500,000, making cash payments of $250,000, issuing 150,000 Lake Shore common shares over a three-year period and confirming that the Timmins Property contains an indicated mineral resource of at least 500,000 ounces of gold.

In September 2004, the company announced that Lake Shore had earned its undivided 50% interest in the Timmins Gold Project by incurring exploration expenditures of $2,500,000, by making cash payments to Holmer of $250,000, by issuing 150,000 common shares of Lake Shore to Holmer and by confirming that the Timmins Gold Project contains an indicated mineral resource of at least 500,000 ounces of gold. A report prepared in 2004 for Holmer by Watts, Griffis, McOuat Limited discloses that the Timmins Project has an indicated mineral resource of 724,000 ounces of gold.

The cash proceeds and fair market value of the shares received by the company have been recorded in a reduction of the carrying cost of the property.

Devlin Copper Project – Quebec

The Company holds a 55% joint venture interest in a 160 acre property consisting of four unpatented claims located in Obalski Township, approximately 18 km south-east of Chibougamau, Quebec. Rio Tinto Canadian Exploration Limited holds the remaining 45% joint venture interest. The Company is the manager of the property and is responsible for designing and implementing all exploration and development programs thereon.

4. EXPLORATION OF PROPERTIES (continued)

On March 25, 2004, the Company entered into an option agreement with Dialex Minerals Inc. ("Dialex") to sell its interest in the Devlin copper property. Under the terms of the option agreement, the Company granted to Dialex an exclusive option to purchase its 55% joint venture interest in the Devlin property to close on or before December 31, 2004 by fulfilling the following conditions:

(i) An initial non-recoupable deposit payment of $60,000 payable in 450,000 common shares of Dialex;
(ii) The full purchase price is $600,000 payable in non-restricted common shares of Dialex to be valued at a 10% discount from the average market price, 30 days before closing;
(iii) Dialex is obliged to exercise the said option, if the spot price of copper averages US$1.50 per pound over a period of 20 trading days. If Dialex does not exercise the option, then Dialex's right shall be deemed to have lapsed, and its deposit payment forfeited.

To date, Holmer has only received the $60,000 deposit, which has been recorded as a reduction in the carrying cost of the property.

5. RELATED PARTY TRANSACTIONS

The Company was charged $70,000 for services rendered by directors and/or officers and/or corporations controlled by them. These transactions were measured at the exchange amount, which is the amount of consideration agreed to between the related parties.

Under the terms of a consulting agreement dated May 2004 with one of the related parties described above, the company is obligated to pay management fees of $5,000 per month until December 31, 2008. If the company terminates this agreement, for any reason other than a breach of contract by the related party, it will be required to pay the full amount of any remaining unpaid management fees under this contract.

6. CAPITAL STOCK

There has been no material change in the capital stock of Holmer since the date of the comparative financial statement for the most recently completed financial year save that options to acquire a total of 2,250,000 Holmer shares exercisable at $0.50 and $0.40 were granted to certain directors, officers and employees. On April 20, 2004, 95,000 options were exercised at $0.20 per option. On September 24, 2004, 50,000 options were exercised at $0.35. On June 30, 2004, 200,000 common share purchase warrants were exercised at $0.35.

Pursuant to the new CICA standard of accounting for stock-based compensation, the fair value of stock options granted to non-employees, in the amount of $113,264, has been capitalized to Exploration Properties in 2004.

7. SUBSEQUENT EVENTS

(a) In October 2004 he company announced they had signed a letter of agreement regarding a proposed business combination with Lake Shore Gold Corp. (see note 4) under which Holmer would become a wholly-owned subsidiary of Lake Shore. The agreement would entitle each Holmer shareholder to 1.0 Lake Shore share for every 1.5 Holmer shares held.

7. SUBSEQUENT EVENTS (continued)

(b) In October 2004, stock options were issued to new directors allowing them to acquire 300,000 shares until October 1, 2009 at $0.41 per share.

(c) In October 2004, 345,000 common share purchase warrants were exercised at $0.40 per warrant and 220,662 common share purchase warrants were exercised at $0.30 per warrant.

HOLMER GOLD MINES LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 and 2002

Shimmerman Penn LLP
30 St. Clair Avenue West, Suite 400
Toronto, ON M4V 3A1

Tel: 416 964 7200
Fax: 416 964 2025
www.spllp.com

SHIMMERMANPENN LLP
Chartered Accountants & Business Advisors

Auditors' Report

To the Shareholders of
Holmer Gold Mines Limited

We have audited the consolidated balance sheet of Holmer Gold Mines Limited as at December 31, 2003 and 2002 and the consolidated statements of exploration properties, operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Shimmerman Penn LLP

Toronto, Canada
May 5, 2004

Shimmerman Penn LLP
Chartered Accountants

Holmer Gold Mines Limited
Consolidated Balance Sheet

December 31	2003	2002
Assets		
Current		
Cash and cash equivalents	$ 2,001,001	$ 462,759
Marketable securities (Note 3)	35,000	-
Receivables	62,994	38,462
	2,098,995	501,221
Exploration properties (Note 4)	11,058,141	10,716,950
	$ 13,157,136	$ 11,218,171
Liabilities		
Current		
Payables and accruals	$ 114,095	$ 140,431
Loans payable to directors (Note 5)	5,107	80,825
	119,202	221,256
Shareholders' Equity		
Share capital (Note 6)	21,237,963	19,093,506
Contributed surplus	166,033	130,062
Deficit	(8,366,062)	(8,226,653)
	13,037,934	10,996,915
	$ 13,157,136	$ 11,218,171

Subsequent events (Note 12)

On behalf of the Board

(Signed) "Dr. K. Sethu Raman" Director

(Signed) "Ed Svoboda" Director

See accompanying notes to the consolidated financial statements.

Holmer Gold Mines Limited
Consolidated Statement of Exploration Properties

	Opening Balance	Additions	Recovery	Closing Balance
Year Ended December 31, 2003				
Cuban Properties				
Acquisition costs	$ 2,080,000	$ -	$ -	$ 2,080,000
Exploration expenditures				
Loma Hierro	4,472,616	49,139	-	4,521,755
Less recoveries	1,037,950	-	-	1,037,950
Total	3,434,666	49,139	-	3,483,805
Net	5,514,666	49,139	-	5,563,805
Timmins Gold Project - Ontario				
Acquisition costs	170,000	-	-	170,000
Exploration expenditures	4,264,595	79,635	(85,000)	4,259,230
	4,434,595	79,635	(85,000)	4,429,230
Devlin Copper Project - Québec				
Acquisition costs	70,000	-	-	70,000
Exploration expenditures	697,689	-	-	697,689
	767,689	-	-	767,689
Murphy Gold Mine – Ontario				
Acquisition costs	-	65,342	-	65,342
Exploration expenditures	-	232,075	-	232,075
	-	297,417	-	297,417
	$ 10,716,950	$ 426,191	$ (85,000)	$ 11,058,141
Year Ended December 31, 2002				
Cuban Properties				
Acquisition costs	$ 2,080,000	$ -	$ -	$ 2,080,000
Exploration expenditures				
Loma Hierro	4,386,547	86,069	-	4,472,616
Less recoveries	1,037,950	-	-	1,037,950
Total	3,348,597	86,069	-	3,434,666
Net	5,428,597	86,069	-	5,514,666
Timmins Gold Project - Ontario				
Acquisition costs	170,000	-	-	170,000
Exploration expenditures	3,768,733	495,862	-	4,264,595
	3,938,733	495,862	-	4,434,595
Devlin Copper Project - Québec				
Acquisition costs	70,000	-	-	70,000
Exploration expenditures	694,513	3,176	-	697,689
	764,513	3,176	-	767,689
	$ 10,131,843	$ 585,107	$ -	$ 10,716,950

See accompanying notes to the consolidated financial statements.

Holmer Gold Mines Limited
Consolidated Statement of Operations and Deficit

Year Ended December 31	2003	2002
Revenue		
Interest and other income	$ 5,049	$ -
Costs and expenses		
General and administrative expenses (Note 8)	245,458	85,395
Write-off of exploration properties	-	-
Write-off of investment	-	-
	245,458	85,395
Loss before provision for income taxes	(240,409)	(85,395)
Future income taxes (Note 9)	(101,000)	-
Net loss	$ (139,409)	$ (85,395)
Loss per common share (Note 10)	$ (0.003)	$ (0.002)
Deficit at beginning of year	$ (8,226,653)	$ (8,141,258)
Net loss	(139,409)	(85,395)
Deficit at end of year	$ (8,366,062)	$ (8,226,653)

See accompanying notes to the consolidated financial statements.

Holmer Gold Mines Limited
Consolidated Statement of Cash Flows

Year Ended December 31	2003	2002
Increase (decrease) in cash and cash equivalents		
Operating activities		
Net loss	$ (139,409)	$ (85,395)
Increase in receivables	(24,532)	(29,364)
Increase (decrease) in payables and accruals	(26,336)	48,701
	(190,277)	(66,058)
Financing activities		
Common shares and warrants issued, net of issue costs	2,144,457	1,030,929
Loans from (repayments to) directors	(75,718)	4,179
	2,068,739	1,035,108
Investing activities		
Net expenditures on exploration properties	(340,220)	(504,259)
Net increase in cash and cash equivalents	1,538,242	464,791
Cash and cash equivalents (bank indebtedness) at beginning of year	462,759	(2,032)
Cash and cash equivalents at end of year	$ 2,001,001	$ 462,759
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -
Non-cash transactions:		
Stock compensation expense (Note 7)	$ 35,971	$ 80,848
Acquisition of exploration property for common shares	$ 35,000	$ -

See accompanying notes to the consolidated financial statements.

Note 1 - Operations

Holmer Gold Mines Limited (the "Company") is a publicly held company engaged in the acquisition, exploration and development of resource properties. The Company is incorporated under the Business Corporations Act (Ontario) and its common shares are listed on the TSX Venture Exchange.

The Company, directly and through joint ventures, is in the process of exploring its exploration properties and has not yet determined whether these properties contain ore reserves that are economically recoverable, with the exception of the Loma Hierro property (Note 4). The recoverability of the carrying values of exploration properties is dependent on the discovery of economically recoverable reserves on the Canadian properties, the preservation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing necessary to complete development of the properties, and the future profitable production therefrom or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material writedowns of the carrying values.

Note 2 - Summary of significant accounting policies

The consolidated financial statements, which include the accounts of the Company and its wholly-owned subsidiary, Holmer Gold Mines Inc., have been prepared by management in accordance with Canadian generally accepted accounting principles.

Use of estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the period. Actual results could differ from these estimates.

Joint ventures

Interests in joint ventures are accounted for on the proportionate consolidation basis whereby the Company's share of joint venture assets, liabilities, revenues and expenses are included in the consolidated financial statements.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances with banks including overdrafts and short term deposits with original maturities of three months or less.

Marketable securities

Marketable securities are carried at the lower of cost and market value.

Exploration properties

All direct costs associated with exploration properties are capitalized as incurred. If the property proceeds to development, these costs become part of pre-production and development costs of the mine. If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related costs and expenditures are written off.

The amounts capitalized represent costs to be charged to operations in the future and do not necessarily reflect the present or future values of the particular properties.

Note 2 - Summary of significant accounting policies (continued)

Stock-based compensation plans

Effective January 1, 2002, the Company adopted the new accounting standard of CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The Standard requires either the recognition of compensation expense for grants of stock, stock options and other equity instruments to employees, based on the fair value of the instrument at the grant date, or alternatively, the disclosure of pro forma net earnings and earnings per share data, as if stock-based compensation had been recognized in earnings.

The Company has chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro forma information for options granted to employees. Consequently, the Company records no compensation expense when options are granted to employees. Proceeds from the exercise of stock options by employees will be credited to share capital when received.

The Company adopted the fair value method of accounting for stock-based compensation awards granted to non-employees. Accordingly, compensation expense calculated using a Black-Scholes option pricing model, is charged to the Consolidated Statement of Operations and Deficit or capitalized in Exploration Properties, depending on the nature of the award.

Flow-through equity instruments

Expenditure deductions for income tax purposes related to exploratory activities funded by flow-through share/warrant arrangements are renounced to investors in accordance with income tax legislation. The Company provides for the future effect on income taxes related to flow-through shares as a charge to share capital when the expenditures are incurred. No liability regarding future taxes is recorded on unexpended flow-through share capital.

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement and tax values of the assets and liabilities using enacted income tax rates that are expected to be in effect in the year during which the temporary differences are expected to reverse. The Company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized.

Loss per common share

Basic loss per common share is calculated based on the weighted average number of common shares outstanding for the period. Diluted earnings per common share considers the potential exercise of outstanding options and warrants using the treasury stock method.

Foreign currency translation

The operations of the Company's subsidiary are considered to be of an integrated nature. Monetary assets and liabilities denominated in foreign funds are translated into Canadian funds at period end exchange rates. Other assets and liabilities are translated at historical rates. Revenues and expenses are translated at the average exchange rate for the period. Translation gains and losses are included in the statement of operations.

Note 3 – Marketable securities

The market value of the marketable securities at December 31, 2003 was $72,500.

Note 4 - Exploration properties

Cuban properties

Through a contract with GeoMinera S.A. ("GeoMinera"), the mining authority of the Republic of Cuba, the Company holds participating interests in a mining concession located in the Republic of Cuba. The concession is located in the Province of Pinar Del Rio in the western part of the country.

The Company is the operator, is responsible for all costs during the prospecting phase (as defined) and is entitled to a 50% reimbursement by GeoMinera of all costs incurred during the exploration phase (as defined). Should any particular area within the concessions be determined to be feasible of going into commercial production, GeoMinera is required to transfer the development and mining rights of the designated area into a newly formed Cuban company which is to be jointly owned by GeoMinera and the Company.

In January 1997, the Loma Hierro Silver Project within the Dora Francisco concession in the Province of Pinar Del Rio entered the exploration phase and, accordingly, GeoMinera is required to contribute 50% of all costs incurred within this area of the concession. A joint venture exploitation agreement to operate the Loma Hierro mine and an updated feasibility study were completed in 2002. All necessary documentation was submitted in August 2002 for final Cuban Government approval of Loma Hierro mining rights, a Cuban joint venture company, Plata Cuba S.A., to operate the mine. Under the terms of the joint venture, GeoMinera is responsible for obtaining the mining rights, the surface rights, all the permits and licences from the Cuban Government as well as guarantee the supply of a qualified work force. A certificate of mining rights by the Cuban authorities was issued in November, 2002. Pending approval and registration of the operating company, Plata Cuba S.A., the Company must spend US$1.1 million on the project, commission and finance construction of a plant and manage the joint venture. The Company is seeking to raise up to $6 million to advance the Loma Hierro Silver Project to production.

Timmins Gold Project - Ontario

The Company owns 100% of a 920 acre property consisting of 23 contiguous patented and leased claims located in Bristol Township, approximately 20 km west of Timmins, Ontario.

The Company acquired one of the patented claims in 1996 by issuing 100,000 common shares at a value of $150,000. This claim which is located outside the deposit, is subject to a 1.5% net smelter return royalty, which royalty may be purchased by the Company for $1 million.

From 1996 to 2002, the Company conducted an extensive exploration program on the property and outlined a high-grade gold deposit containing 370,000 ounces of gold.

In May, 2003, the Company entered into an option agreement with Lake Shore Gold Corp. (LSG-TSXV) to further develop its 100% owned Timmins Gold Property. Under the terms of the Agreement, Lake Shore Gold can earn an undivided 50% interest in the Timmins Property by incurring exploration expenditures of $2,500,000, making cash payments of $250,000, issuing 150,000 Lake Shore Gold common shares over a three-year period and confirming that the Timmins Property contains an indicated mineral resource of at least 500,000 ounces of gold.

Note 4 - Exploration properties (continued)

Devlin Copper Project - Québec

The Company holds a 55% joint venture interest in an 160 acre property consisting of four unpatented claims located in Obalski Township, approximately 18 km south-east of Chibougamau, Québec. Rio Tinto Canadian Exploration Limited holds the remaining 45% joint venture interest. The Company is the manager of the property and is responsible for designing and implementing all exploration and development programs thereon.

The Company's 55% interest in the property is subject to a 5% net profit royalty from any production attributed thereto. The entire property is subject to a 15% net profit royalty from any production thereon.

Murphy Gold Mine - Ontario

The Company acquired 100% of the Murphy Gold Mine near Wawa, Ontario during the year. The Company purchased four claims by issuing 100,000 common shares at a value of $35,000 and a cash payment of $20,000. The property is subject to an additional 2.5% net smelter return royalty.

Note 5 - Related party transactions

The loans payable to directors were unsecured, non-interest bearing and repayable on demand.

The Company was charged $69,300 (2002 - $70,000) for services rendered by directors and/or officers and/or corporations controlled by them. These transactions were measured at the exchange amount which is the amount of consideration agreed to between the related parties.

Note 6 - Share capital

The Company's authorized capital consists of an unlimited number of common shares.

Common shares issued	Shares	Amount
Outstanding at December 31, 2001	36,381,739	$18,695,971
Issued on exercise of warrants	312,500	21,875
Issued under private placement for cash, net of issue costs of $14,400	2,167,000	375,660
Outstanding at December 31, 2002	38,861,239	19,093,506
Issued on exercise of options	2,141,000	371,100
Issued on exercise of warrants	3,096,111	719,733
Issued under private placement, net of issue costs of $164,376	4,280,000	1,119,624
Issued for property acquisition	100,000	35,000
Future tax effect on renunciation of exploration expenses (Note 9)	-	(101,000)
Outstanding at December 31, 2003	48,478,350	$21,237,963

Note 6 - Share capital (continued)

On December 16, 2003 , the Company issued 1,167,330 flow through shares, 2,832,664 common shares, and 3,416,330 share purchase warrants to purchase 3,416,330 shares at $0.40 in the first year and $0.45 in the second year in connection with the private placement. In addition , the Company issued 280,000 common shares and 400,000 warrants exercisable at $0.30 in the first year and $0.40 in the second year as an agent's fee. All of the warrants described were outstanding as at December 31, 2003.

As at December 31, 2003, in addition to the warrants mentioned above, there were warrants to purchase 2,420,000 shares at $0.35 expiring on June 7, 2004 and 130,889 shares at $0.50 expiring on December 31, 2004 for a total of 6,367,219 warrants outstanding.

Note 7 – Stock option plan

The Company has a stock option plan (the "Amended and Restated Option Plan") under which the directors of the Company can grant options to acquire common shares of the Company to qualified directors, officers, employees and persons providing ongoing services to the Company. Exercise prices cannot be less than the closing price of the Company's shares on the trading day proceeding the date of grant and the maximum term of any option cannot exceed five years.

As of December 31, 2003, there are no stock options remaining available for grant under the "Amended and Restated Option Plan". During the first quarter of 2004, a new plan was created, subject to obtaining regulatory and shareholder approvals, under which the Company allocated options to acquire a total of 2,250,000 shares exercisable at $0.50 and $0.40 to certain directors, employees and consultants of the Company.

The following tables reflect the continuity for the years ended December 31, 2003 and 2002 of options granted under the Plan and previously as stand-alone options.

Year ended December 31, 2003

		Number of Common Shares				
Expiry Date	Exercise Price	Opening Balance	Granted	Exercised	Expired or Cancelled	Closing Balance
June, 2003	$0.10	150,000	-	150,000	-	-
December, 2003	$0.20	421,000	-	421,000	-	-
January, 2005 (6 directors)	$0.20	1,300,000	-	450,000	-	850,000
January, 2005 (6 consultants)	$0.20	1,125,000	-	720,000	-	405,000
August, 2003 (public relations)	$0.20	400,000	-	400,000	-	-
June 2008	$0.20	-	100,000	-	-	100,000
October 2008	$0.35	-	480,000	-	-	480,000
		3,396,000	580,000	2,141,000	-	1,835,000

Note 7 – Stock option plan (continued)

Year ended December 31, 2002

		Number of Common Shares				
Expiry Date	Exercise Price	Opening Balance	Granted	Exercised	Expired or Cancelled	Closing Balance
June, 2003	$0.10	150,000	-	-	-	150,000
December, 2003	$0.10	445,000	-	24,000	-	421,000
March, 2005	$0.10	1,400,000	-	1,350,000	50,000	-
June, 2005	$0.10	450,000	-	450,000	-	-
September, 2005	$0.10	150,000	-	150,000	-	-
January, 2005 (6 directors)	$0.20	-	1,300,000	-	-	1,300,000
January, 2005 (6 consultants)	$0.20	-	1,125,000	-	-	1,125,000
August, 2003 (public relations)	$0.20	-	400,000	-	-	400,000
		2,595,000	2,825,000	1,974,000	50,000	3,396,000

Pursuant to the new CICA standard of accounting for stock-based compensation, the fair value of stock options granted to non-employees, in the amount of $35,971 (2002 - $80,948), has been capitalized to Exploration Properties in 2003.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Risk free interest rate	4%
Expected dividend yield	-
Expected stock price volatility	11%
Expected option life	Option expiration date

Note 8 – General and administrative expenses	**2003**	2002
Professional and consulting fees	**$ 133,966**	$ 23,475
Shareholder information and public relations	**59,380**	35,992
Office and general	**45,928**	7,216
Stock exchange filing and listing fees	**6,184**	18,712
	$ 245,458	$ 85,395

Note 9 - Income taxes

The following table reconciles the expected income tax recovery at the Canadian statutory income tax rate to the amounts recognized in the consolidated statements of operations.

(a) Income tax rate reconciliation

	2003	2002
Net loss reflected in the consolidated statements of operations	$ (240,409)	$ 85,395
Expected income tax recovery at statutory rate	$ 87,000	$ 37,000
Deductible share issue costs	59,000	34,000
Income tax benefit not recognized	(146,000)	(71,000)
Future tax effect on renunciation of exploration expenses (Note 6)	101,000	-
Income tax recovery recognized in the consolidated statement of operations	$ 101,000	$ -

(b) Future income taxes

The following table reflects future income tax assets at December 31, 2003 and 2002.

	2003	2002
Unclaimed non-capital losses	$ 836,000	$ 850,000
Unclaimed share issue costs	-	50,000
Excess of carrying value over unclaimed resource pools and undepreciated capital cost of related assets	-	(15,000)
	836,000	885,000
Less valuation allowance	836,000	885,000
Future income tax assets recognized	$ -	$ -

(c) Unclaimed tax deductions

At December 31, 2003, the Company had unclaimed Canadian resource pools of $1,900,000, unclaimed foreign resource pools of $8,000,000, unclaimed capital cost allowance of $276,000, unclaimed share issue costs of $174,000 and unclaimed non-capital losses of $1,825,000. Of these non-capital losses, $375,000 expire in 2004.

Note 10 – Per share amounts

The weighted average number of common shares outstanding was 40,430,289 (2002 - 35,052,399). The fully diluted number of common shares outstanding was 56,688,571 (2002 - 47,861,739). Fully diluted earnings per share has not been disclosed as the number is anti-dilutive.

Note 11 - Financial instruments

The Company's financial instruments consist of cash and cash equivalents, receivables and payables. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The Company estimates that the fair value of these financial instruments approximates the carrying value due to their short-term nature.

Note 12 - Subsequent events

(a) On March 25, 2004 , the Company entered into an option agreement with Dialex Minerals Inc. ("Dialex") to sell its interest in the Devlin copper property, located in the Chibougamau Mining Camp, Quebec.

Under the terms of the option agreement, the Company granted to Dialex an exclusive option to purchase its 55% joint venture interest in the Devlin property to close on or before December 31, 2004 by fulfilling the following conditions:

(i) An initial non-recoupable deposit payment of $60,000 payable in 450,000 common shares of Dialex;

(ii) The full purchase price is $600,000 payable in non-restricted common shares of Dialex to be valued at a 10% discount from the average market price, 30 days before closing;

(iii) Dialex is obliged to exercise the said option, if the spot price of copper averages US$1.50 per pound over a period of 20 trading days. If Dialex does not exercise the option, then Dialex's right shall be deemed to have lapsed, and its deposit payment forfeited.

(b) On April 20, 2004, 95,000 options were exercised by employees for cash of $19,000.

HOLMER GOLD MINES LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 and 2001

Shimmerman Penn LLP
30 St. Clair Avenue West, Suite 400
Toronto, ON M4V 3A1

Tel: 416 964 7200
Fax: 416 964 2025
www.spllp.com

SHIMMERMANPENN LLP
Chartered Accountants & Business Advisors

Auditors' Report

To the Shareholders of
Holmer Gold Mines Limited

We have audited the consolidated balance sheet of Holmer Gold Mines Limited as at December 31, 2002 and the consolidated statements of exploration properties, operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements for the year ended December 31, 2001 were reported upon by another firm of chartered accountants who rendered an unqualified opinion in their Auditors' Report dated May 2, 2002.

Shimmerman Penn LLP

Toronto, Canada
May 13, 2003

Shimmerman Penn LLP
Chartered Accountants

Holmer Gold Mines Limited
Consolidated Balance Sheets

December 31	2002	2001
Assets		
Current		
Cash and cash equivalents	**$ 462,759**	$ -
Receivables	**38,462**	9,098
	501,221	9,098
Exploration properties (Note 4)	**10,716,950**	10,131,843
	$ 11,218,171	$ 10,140,941
Liabilities		
Current		
Bank indebtedness	**$ -**	$ 2,032
Payables and accruals	**140,431**	91,730
Loans payable to directors (Note 5)	**80,825**	76,646
	221,256	170,408
Shareholders' Equity		
Capital stock (Note 6)	**19,093,506**	18,062,577
Contributed surplus	**130,062**	49,214
Deficit	**(8,226,653)**	(8,141,258)
	10,996,915	9,970,533
	$ 11,218,171	$ 10,140,941

Operations (Note 1)
Subsequent events (Note 12)

On behalf of the Board

(Signed) "Dr. K. Sethu Raman" Director

(Signed) "Ed Svoboda" Director

See accompanying notes to the consolidated financial statements.

Holmer Gold Mines Limited
Consolidated Statements of Exploration Properties

	Opening Balance	Additions	Written Off	Closing Balance
Year Ended December 31, 2002				
Timmins Gold Project - Ontario				
Acquisition costs	$ 170,000	$ -	$ -	$ 170,000
Exploration expenditures	3,768,733	495,862	-	4,264,595
	3,938,733	495,862		4,434,595
Cuban Properties				
Acquisition costs	2,080,000	-	-	2,080,000
Exploration expenditures				
Loma Hierro	4,386,547	86,069	-	4,472,616
Less recoveries	1,037,950	-	-	1,037,950
Total	3,348,597	86,069		3,434,666
Net	5,428,597	86,069		5,514,666
Devlin Copper Project - Québec				
Acquisition costs	70,000	-	-	70,000
Exploration expenditures	694,513	3,176	-	697,689
	764,513	3,176	-	767,689
	$ 10,131,843	$ 585,107	$ -	$ 10,716,950
Year Ended December 31, 2001				
Timmins Gold Project - Ontario				
Acquisition costs	$ 170,000	$ -	$ -	$ 170,000
Exploration expenditures	3,758,537	10,196	-	3,768,733
	3,928,537	10,196	-	3,938,733
Cuban Properties				
Acquisition costs	2,080,000	-	-	2,080,000
Exploration expenditures				
Loma Hierro	4,298,716	87,831	-	4,386,547
San Fernando	1,837,617	26,715	1,864,332	-
	6,136,333	114,546	1,864,332	4,386,547
Less recoveries	1,037,950	-	-	1,037,950
Total	5,098,383	114,546	1,864,332	3,348,597
Net	7,178,383	114,546	1,864,332	5,428,597
Devlin Copper Project - Québec				
Acquisition costs	70,000	-	-	70,000
Exploration expenditures	694,227	286	-	694,513
	764,227	286	-	764,513
	$ 11,871,147	$ 125,028	$ 1,864,332	$ 10,131,843

See accompanying notes to the consolidated financial statements.

Holmer Gold Mines Limited
Consolidated Statements of Operations and Deficit

Year Ended December 31	2002	2001
Costs and expenses		
General and administrative expenses (Note 8)	$ 85,395	$ 44,047
Write-off of exploration properties	-	1,864,332
Write-off of investment	-	25,000
Net loss	$ 85,395	$ 1,933,379
Loss per common share (Note 9)	$ 0.00	$ 0.07
Deficit at beginning of year	$ 8,141,258	$ 6,207,879
Net loss	85,395	1,933,379
Deficit at end of year	$ 8,226,653	$ 8,141,258

See accompanying notes to the consolidated financial statements.

Holmer Gold Mines Limited
Consolidated Statements of Cash Flows

Year Ended December 31	2002	2001
Increase (decrease) in cash and cash equivalents		
Operating activities		
Net loss	$ (85,395)	$ (1,933,379)
Write-off of exploration properties	-	1,864,332
Write-off of investment	-	25,000
	(85,395)	(44,047)
Increase in receivables	(29,364)	(3,928)
Increase (decrease) in payables and accruals	48,701	(189,251)
	(66,058)	(237,226)
Financing activities		
Common shares issued, less issue costs	1,030,929	356,440
Loans from directors (repayments)	4,179	(6,554)
	1,035,108	349,886
Investing activities		
Net expenditures on exploration properties	(504,259)	(125,028)
Net increase (decrease) in cash and cash equivalents	464,791	(12,368)
Cash and cash equivalents (bank indebtedness) at beginning of year	(2,032)	10,336
Cash and cash equivalents (bank indebtedness) at end of year	$ 462,759	$ (2,032)
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -
Non-cash transactions:		
Stock compensation expense (Note 7)	$ 80,848	$ -

See accompanying notes to the consolidated financial statements.

Note 1 - Operations

Holmer Gold Mines Limited (the "Company") is a publicly held company engaged in the acquisition, exploration and development of resource properties. The Company is incorporated under the Business Corporations Act (Ontario) and its common shares are listed on the TSX Venture Exchange.

The Company, directly and through joint ventures, is in the process of exploring its exploration properties and has not yet determined whether these properties contain ore reserves that are economically recoverable, with the exception of the Loma Hierro property (Note 4). The recoverability of the carrying values of exploration properties is dependent on the discovery of economically recoverable reserves on the Canadian properties, the preservation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing necessary to complete development of the properties, and the future profitable production therefrom or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material writedowns of the carrying values.

Note 2 - Summary of significant accounting policies

The consolidated financial statements, which include the accounts of the Company and its wholly-owned subsidiary, Holmer Gold Mines Inc., have been prepared by management in accordance with Canadian generally accepted accounting principles.

Use of estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the period. Actual results could differ from these estimates.

Joint ventures

Interests in joint ventures are accounted for on the proportionate consolidation basis whereby the Company's share of joint venture assets, liabilities, revenues and expenses are included in the consolidated financial statements.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances with banks including overdrafts and short term deposits with original maturities of three months or less.

Note 2 - Summary of significant accounting policies (continued)

Investments in other companies

Investments in other companies are carried at cost, unless there has been a decline in value which is considered to be other than temporary.

Exploration properties

All direct costs associated with exploration properties are capitalized as incurred. If the property proceeds to development, these costs become part of pre-production and development costs of the mine. If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related costs and expenditures are written off.

The amounts capitalized represent costs to be charged to operations in the future and do not necessarily reflect the present or future values of the particular properties.

Stock-based compensation plans

Effective January 1, 2002, the Company adopted the new accounting standard of CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The Standard requires either the recognition of compensation expense for grants of stock, stock options and other equity instruments to employees, based on the fair value of the instrument at the grant date, or alternatively, the disclosure of pro forma net earnings and earnings per share data, as if stock-based compensation had been recognized in earnings. The Company has chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro forma information for options granted to employees. Consequently, the Company records no compensation expense when options are granted to employees. Proceeds from the exercise of stock options by employees will be credited to share capital when received.

The Company adopted the fair value method of accounting for stock-based compensation awards granted to non-employees. Accordingly, compensation expense calculated using a Black-Scholes option pricing model, is charged to the Consolidated Statement of Operations and Deficit or capitalized in Exploration Properties, depending on the nature of the award.

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement and tax values of the assets and liabilities using enacted income tax rates that are expected to be in effect in the year during which the temporary differences are expected to reverse. The company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized.

Note 2 - Summary of significant accounting policies (continued)

Loss per common share

Basic loss per common share is calculated based on the weighted average number of common shares outstanding for the period. Diluted earnings per common share considers the potential exercise of outstanding options and warrants using the treasury stock method.

Foreign currency translation

The operations of the Company's subsidiary are considered to be of an integrated nature. Monetary assets and liabilities denominated in foreign funds are translated into Canadian funds at period end exchange rates. Other assets and liabilities are translated at historical rates. Revenues and expenses are translated at the average exchange rate for the period. Translation gains and losses are included in the statement of operations.

Note 3 - Investment

In June 2000, the Company agreed to settle receivables of $25,000 from Visa Gold Explorations Inc. ("Visa Gold") by the issue by Visa Gold of a common share purchase agreement under which the Company can acquire up to 1,000,000 common shares of Visa Gold. The exercise price is $0.50 per share until June 30, 2001 and $1.00 per share until June 30, 2002. In June, 2002, the shares were trading at $0.10 per share.

Visa Gold is a publicly traded Canadian company engaged in the exploration of historic shipwrecks of galleons in the Republic of Cuba. Two of the Company's six directors are also directors of Visa Gold. The carrying value of this investment was written off in December 2001.

Note 4 - Exploration properties

Timmins Gold Project - Ontario

The Company owns 100% of a 920 acre property consisting of 23 contiguous patented and leased claims located in Bristol Township, approximately 20 km west of Timmins, Ontario.

The Company acquired one of the patented claims in 1996 by issuing 100,000 common shares at a value of $150,000. This claim which is located outside the deposit, is subject to a 1.5% net smelter return royalty, which royalty may be purchased by the Company for $1 million.

From 1996 to 2002, the Company conducted an extensive exploration program on the property and outlined a high-grade gold deposit containing 370,000 ounces of gold. The Company is seeking a joint venture partner to fund the project towards production.

Note 4 - Exploration properties (continued)

Cuban properties

Under an initial five-year contract which expired on December 31, 2001, the company held rights to earn a 50% interest in a mining concession located in the Province of Pinar Del Rio in the western part of the Republic of Cuba. GeoMinera S.A. ("GeoMinera"), the mining authority of the Republic of Cuba, holds the other 50% participating interest in this mining concession.

The contract is to be replaced by a joint venture agreement, currently under negotiation with GeoMinera, for the exploitation as detailed below.

The Company is the operator, is responsible for all costs during the prospecting phase (as defined) and is entitled to a 50% reimbursement by GeoMinera of all costs incurred during the exploration phase (as defined). Should any particular area within the concessions be determined to be feasible of going into commercial production, GeoMinera is required to transfer the development and mining rights of the designated area into a newly formed Cuban company which is to be jointly owned by GeoMinera and the Company.

In January 1997, the Loma Hierro Silver Project within the Dora Francisco concession in the Province of Pinar del Rio entered the exploration phase and accordingly, GeoMinera is required to contribute 50% of all costs incurred within this area of the concession. A joint venture exploitation agreement to operate the Loma Hierro mine and an updated feasibility study have been completed in 2002. All necessary documentation was submitted in August 2002 for final Cuban Government approval of Loma Hierro mining rights, a Cuban joint venture company, Plata Cuba S.A., to operate the mine and other permits and licences. Under the terms of the joint venture, Geominera is responsible for obtaining the mining rights, the surface rights, all the permits and licences from the Cuban Government as well as guarantee the supply of a qualified work force. The Cuban authorities have issued a certificate of mining rights in November, 2002. Pending approval and registration of the operating company, Plata Cuba S.A., Holmer must spend US$1.1 million on the project, commission and finance construction of a plant and manage the joint venture. The Company is seeking to raise up to US $6 million in financing to advance the Loma Hierro silver project to production.

In December 2001, the Company abandoned the San Fernando concession located in the Province of Santa Clara and wrote off all of the related expenditures.

Devlin Copper Project - Québec

The Company holds a 55% joint venture interest in an 160 acre property consisting of four unpatented claims located in Obalski Township, approximately 18 km south-east of Chibougamau, Québec. Rio Tinto Canadian Exploration Limited holds the remaining 45% joint venture interest. The Company is the manager of the property and is responsible for designing and implementing all exploration and development programs thereon.

Note 4 - Exploration properties (continued)

Devlin Copper Project – Québec (continued)

The Company's 55% interest in the property is subject to a 5% net profit royalty from any production attributed thereto. The entire property is subject to a 15% net profit royalty from any production thereon.

Note 5 - Related party transactions

The Company was charged $70,000 in 2002 and $36,250 in 2001 for services rendered by directors and/or officers and/or corporations controlled by them. These amounts have been capitalized to exploration properties. These transactions were measured at the exchange amount which is the amount agreed to between the related parties.

Payables to related parties were $80,825 at December 31, 2002 and $76,646 at December 31, 2001.

Note 6 - Capital stock

The Company's authorized capital consists of an unlimited number of common shares.

Common shares issued	Shares	Amount
Outstanding at December 31, 2000	21,907,739	$17,706,137
Issued under private placements for cash, net of issue costs of $43,560	10,000,000	356,440
Outstanding at December 31, 2001	31,907,739	18,062,577
Issued on exercise of options (Note 7)	1,974,000	196,800
Issued under private placement for cash, net of issue costs of $63,406	2,500,000	436,594
Issued on exercise of warrants	312,500	21,875
Issued under private placement for cash net of issue costs of $14,400	2,167,000	375,660
Outstanding at December 31, 2002	38,861,239	$19,093,506

Note 6 - Capital stock (continued)

In June 2002, the Company issued warrants to purchase 2,500,000 common shares of the Company in connection with one of the above private placements. Each warrant entitles the holder to purchase one common share at an exercise price of $0.30 prior to June 7, 2003 and thereafter at a price of $0.35 until June 7, 2004.

In December, 2002, the Company issued warrants to purchase 2,167,000 common shares of the Company in connection with the other private placement. Each warrant entitles the holder to purchase one common share at an exercise price of $0.30 prior to December 31, 2003 and thereafter at a price of $0.50 until December 31, 2004.

Note 7 – Stock option plan

The Company has a stock option plan (the "Plan") under which the directors of the Company can grant options to acquire common shares of the Company to qualified directors, officers, employees and persons providing ongoing services to the Company. Exercise prices cannot be less than the closing price of the Company's shares on the trading day preceding the date of grant and the maximum term of any option cannot exceed five years.

The number of common shares under option at any time under the Plan or otherwise cannot exceed 6,000,000 or more than 5% of the then outstanding common shares of the Company for any optionee.

The following tables reflect the continuity for the years ended December 31, 2001 and 2002 of options granted under the Plan and previously as stand-alone options.

Year ended December 31, 2002

		Number of Common Shares				
Expiry Date	Exercise Price	Opening Balance	Granted	Exercised	Expired or Cancelled	Closing Balance
June, 2003	$0.10	150,000	-	-	-	150,000
December, 2003	$0.10	445,000	-	24,000	-	421,000
March, 2005	$0.10	1,400,000	-	1,350,000	50,000	-
June, 2005	$0.10	450,000	-	450,000	-	-
September, 2005	$0.10	150,000	-	150,000	-	-
January, 2005 (6 directors)	$0.20	-	1,300,000	-	-	1,300,000
January, 2005 (6 consultants)	$0.20	-	1,125,000	-	-	1,125,000
August, 2003 (public relations)	$0.20	-	400,000	-	-	400,000
		2,595,000	2,825,000	1,974,000	50,000	3,396,000

Note 7 – Stock option plan (continued)

Year ended December 31, 2001

		Number of Common Shares				
Expiry Date	Exercise Price	Opening Balance	Granted	Exercised	Expired or Cancelled	Closing Balance
June 2003	$0.10	150,000	-	-	-	150,000
December 2003	$0.10	445,000	-	-	-	445,000
March 2005	$0.10	1,400,000	-	-	-	1,400,000
June 2005	$0.10	450,000	-	-	-	450,000
September 2005	$0.10	150,000	-	-	-	150,000
		2,595,000	-	-	-	2,595,000

These options were repriced at $0.10 upon approval by the shareholders at the Annual General Meeting held in June 2001.

Pursuant to the new CICA standard of accounting for stock-based compensation, the fair value of stock options granted to non-employees, in the amount of $80,848, has been capitalized to Exploration Properties in 2002. Compensation expense for stock options granted to directors and using the fair value based method of $26,580 would have been capitalized; therefore, there is no income effect on the 2002 pro forma loss.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Risk free interest rate	4.5%
Expected dividend yield	-
Expected stock price volatility	32%
Expected option life	Option expiration date

Note 8 – General and administrative expenses	**2002**	2001
Engineering and management fees	$ -	$ 11,758
Legal and audit	**23,475**	7,000
Office and general	**7,216**	9,927
Shareholder information and public relations	**35,992**	6,346
Stock	**18,712**	9,016
	$ 85,395	$ 44,047

Note 9 - Per share amounts

The weighted average number of common shares outstanding in 2002 and 2001 used in computing per share amounts was 35,052,399 for 2002 and 26,907,739 for 2001.

Note 10 - Income taxes

The following table reconciles the expected income tax recovery at the Canadian statutory income tax rate to the amounts recognized in the consolidated statements of operations.

(a) Income tax rate reconciliation

	2002	2001
Net loss reflected in the consolidated statements of operations	$ 85,395	$1,933,379
Expected income tax recovery at statutory rate	$ 37,000	$ 812,000
Deductible share issue costs	34,000	15,000
Income tax benefit not recognized	(71,000)	(827,000)
Income tax recovery recognized in the consolidated statement of operations	$ -	$ -

(b) Future income taxes

The following table reflects future income tax assets at December 31, 2002 and 2001.

	2002	2001
Unclaimed non-capital losses	$ 850,000	$ 863,000
Unclaimed share issue costs	50,000	15,000
Excess of carrying value over unclaimed resource pools and undepreciated capital cost of related assets	(15,000)	(15,000)
	885,000	863,000
Less valuation allowance	885,000	863,000
Future income tax assets recognized	$ -	$ -

(c) Unclaimed tax deductions

At December 31, 2002, the Company had unclaimed Canadian resource pools of $1,700,000, unclaimed foreign resource pools of $8,000,000, unclaimed capital cost allowance of $276,000, unclaimed share issue costs of $115,000 and unclaimed non-capital losses of $1,950,000. Of these non-capital losses, $372,000 expire in 2003 and $375,000 expire in 2004.

Note 11 - Financial instruments

The Company's financial instruments consist of cash and cash equivalents, receivables and payables. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The Company estimates that the fair value of these financial instruments approximates the carrying value.

Note 12 - Subsequent events

In February and March, 2003, 937,500 warrants were exercised by investors of the Company for cash of $65,625.

HOLMER GOLD MINES LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

Auditors' Report

To the Directors of
Holmer Gold Mines Limited

We have audited the consolidated balance sheets of Holmer Gold Mines Limited as at December 31, 2001 and 2000 and the consolidated statements of exploration properties, operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada
May 2, 2002

(Signed) Grant Thornton LLP
Chartered Accountants

Holmer Gold Mines Limited
Consolidated Balance Sheets

December 31		2001		2000
Assets				
Current				
Cash and cash equivalents	$	-	$	10,336
Receivables		9,098		5,170
		9,098		15,506
Investment (Note 3)		-		25,000
Exploration properties (Note 4)		10,131,843		11,871,147
	$	10,140,941	$	11,911,653
Liabilities				
Current				
Bank indebtedness	$	2,032	$	-
Payables and accruals		91,730		280,981
Loans payable to directors (Note 5)		76,646		83,200
		170,408		364,181
Shareholders' Equity				
Capital stock (Note 6)		18,062,577		17,706,137
Contributed surplus		49,214		49,214
Deficit		(8,141,258)		(6,207,879)
		9,970,533		11,547,472
	$	10,140,941	$	11,911,653

Operations (Note 1)
Subsequent events (Note 14)

On behalf of the Board

(Signed) "Dr. K. Sethu Raman" Director

(Signed) "Ed Svoboda" Director

See accompanying notes to the consolidated financial statements.

Holmer Gold Mines Limited
Consolidated Statements of Exploration Properties

	Opening Balance	Additions	Written Off	Closing Balance
Year Ended December 31, 2000				
Timmins Gold Project - Ontario				
Acquisition costs	$ 170,000	$ -	$ -	$ 170,000
Exploration expenditures	3,755,726	2,811	-	3,758,537
	3,925,726	2,811	-	3,928,537
Cuban Properties				
Acquisition costs	2,080,000	-	-	2,080,000
Exploration expenditures				
Loma Hierro	4,089,765	208,951	-	4,298,716
San Fernando	1,837,617	-	-	1,837,617
Total	5,927,382	208,951	-	6,136,333
Less recoveries	1,000,000	37,950	-	1,037,950
Net	4,927,382	171,001	-	5,098,383
	7,007,382	171,001	-	7,178,383
Devlin Copper Project - Québec				
Acquisition costs	70,000	-	-	70,000
Exploration expenditures	694,139	88	-	694,227
	764,139	88	-	764,227
	$ 11,697,247	$ 173,900	$ -	$ 11,871,147

	Opening Balance	Additions	Written Off	Closing Balance
Year Ended December 31, 2001				
Timmins Gold Project - Ontario				
Acquisition costs	$ 170,000	$ -	$ -	$ 170,000
Exploration expenditures	3,758,537	10,196	-	3,768,733
	3,928,537	10,196	-	3,938,733
Cuban Properties				
Acquisition costs	2,080,000	-	-	2,080,000
Exploration expenditures				
Loma Hierro	4,298,716	87,831	-	4,386,547
San Fernando	1,837,617	26,715	1,864,332	-
	6,136,333	114,546	1,864,332	4,386,547
Less recoveries	1,037,950	-	-	1,037,950
Total	5,098,383	114,546	1,864,332	3,348,597
Net	7,178,383	114,546	1,864,332	5,428,597
Devlin Copper Project - Québec				
Acquisition costs	70,000	-	-	70,000
Exploration expenditures	694,227	286	-	694,513
	764,227	286	-	764,513
	$ 11,871,147	$ 125,028	$ 1,864,332	$ 10,131,843

See accompanying notes to the consolidated financial statements.

Holmer Gold Mines Limited
Consolidated Statements of Operations and Deficit

Years Ended December 31	2001	2000
Costs and expenses		
General and administrative expenses (Note 9)	$ 44,047	$ 79,021
Write off of exploration properties	1,864,332	-
Write off of investment_	25,000	-
Loss on disposal of office equipment	-	10,554
Foreign exchange translation loss	-	7,559
Net loss	$ 1,933,379	$ 97,134
Loss per common share (Note 10)	$ 0.07	$ 0.00
Deficit at beginning of year	$ 6,207,879	$ 6,110,745
Net loss	1,933,379	97,134
Deficit at end of year	$ 8,141,258	$ 6,207,879

See accompanying notes to the consolidated financial statements.

Holmer Gold Mines Limited
Consolidated Statements of Cash Flows

Years Ended December 31	2001	2000
Increase (decrease) in cash and cash equivalents		
Operating activities		
Net loss	$ (1,933,379)	$ (97,134)
Write off of exploration properties	1,864,332	-
Write off of investment	25,000	-
Loss on disposal of office equipment	-	10,554
	(44,047)	(86,580)
Decrease (increase) in receivables	(3,928)	12,960
Increase (decrease) in payables and accruals	(189,251)	128,801
	(237,226)	55,181
Financing activities		
Common shares issued, less issue costs	356,440	13,200
Loans from directors (repayments)	(6,554)	83,200
	349,886	96,400
Investing activities		
Net expenditures on exploration properties	(125,028)	(173,900)
Proceeds on disposal of office equipment	-	6,493
	(125,028)	(167,407)
Net decrease in cash and cash equivalents	(12,368)	(15,826)
Cash and cash equivalents at beginning of year	10,336	26,162
Cash and cash equivalents (bank indebtedness) at end of year	$ (2,032)	$ 10,336
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

See accompanying notes to the consolidated financial statements.

Note 1 - Operations

Holmer Gold Mines Limited (the "Company") is a publicly held company engaged in the acquisition, exploration and development of resource properties. The Company is incorporated under the Business Corporations Act (Ontario) and its common shares are listed on the TSX Venture Exchange.

The Company, directly and through joint ventures, is in the process of exploring its exploration properties and has not yet determined whether these properties contain ore reserves that are economically recoverable, with the exception of the Loma Hierro property (Note 4). The recoverability of the carrying values of exploration properties is dependent on the discovery of economically recoverable reserves on the Canadian properties, the preservation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing necessary to complete development of the properties, and the future profitable production therefrom or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material writedowns of the carrying values.

Note 2 - Summary of significant accounting policies

The consolidated financial statements, which include the accounts of the Company and its wholly-owned subsidiary, Holmer Gold Mines Inc., have been prepared by management in accordance with Canadian generally accounting principles.

Use of estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the period. Actual results could differ from these estimates.

Joint ventures

Interests in joint ventures are accounted for on the proportionate consolidation basis whereby the Company's share of joint venture assets, liabilities, revenues and expenses are included in the consolidated financial statements.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances with banks including overdrafts and short term deposits with original maturities of three months or less.

Investments in other companies

Investment in other companies are carried at cost, unless there has been a decline in value which is considered to be other than temporary.

Note 2 - Summary of significant accounting policies (continued)

Exploration properties

All direct costs associated with exploration properties are capitalized as incurred. If the property proceeds to development, these costs become part of pre-production and development costs of the mine. If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related costs and expenditures are written off.

The amounts capitalized represent costs to be charged to operations in the future and do not necessarily reflect the present or future values of the particular properties.

Stock-based compensation plans

The Company has a stock option plan, which is described in Note 7. No compensation expense is recognized when options are granted. The consideration paid on exercise of options is credited to capital stock.

Income taxes

Future income tax assets are recognized on temporary timing differences between reported and taxable income and on losses incurred more likely than not to be carried forward to reduce future taxable income. Future income tax liabilities are recognized on temporary timing differences between reported and taxable income which will increase future taxable income.

Earnings (loss) per common share

Basic earnings (loss) per common share is calculated based on the weighted average number of common shares outstanding for the period. Diluted earnings per common share considers the potential exercise of outstanding options and warrants using the treasury-based method.

Foreign currency translation

The operations of the Company's subsidiary are considered to be of an integrated nature. Monetary assets and liabilities denominated in foreign funds are translated to Canadian funds at period end exchange rates. Other assets and liabilities are translated at historical rates. Revenues and expenses are translated at the average_exchange rate for the period. Translation gains and losses are included in operations.

Note 3 - Investment

In June 2000, the Company agreed to settle receivables of $25,000 from Visa Gold Explorations Inc. ("Visa Gold") by the issue by Visa Gold of a common share purchase agreement under which the Company can acquire up to 1,000,000 common shares of Visa Gold. The exercise price is $0.50 per share until June 30, 2001 and $1.00 per share until June 30, 2002.

Note 3 - Investment (continued)

Visa Gold is a publicly traded Canadian company engaged in the exploration of historic shipwrecks of galleons in the Republic of Cuba. Two of the Company's six directors are also directors of Visa Gold. The carrying value of this investment was written off in December 2001.

Note 4 - Exploration properties

Timmins Gold Project - Ontario

The Company owns 100% of a 920 acre property consisting of 23 contiguous patented and leased claims located in Bristol Township, approximately 20 km west of Timmins, Ontario.

The Company acquired one of the patented claims in 1996 by issuing 100,000 common shares at a value of $150,000. This claim is subject to a 1.5% net smelter return royalty, which royalty may be purchased by the Company for $1 million.

In September 1999, the Company entered into an option agreement with an unrelated company, St. Andrew Goldfields Ltd. ("St. Andrew"), whereby St. Andrew agreed to incur expenditures up to $1.0 million for a feasibility study in return for receiving 40% of net profits from mining up to the 100 metre level. St. Andrew failed to complete the expenditure commitments in the first year and therefore the option agreement was terminated in September 2000.

Cuban properties

Through a series of joint venture agreements and options with GeoMinera S.A. ("GeoMinera"), the mining authority of the Republic of Cuba, the Company held participating interests in two mineral concessions located in the Republic of Cuba. These concessions are located in the Province of Pinar Del Rio in the west and in the San Fernando Region in the central part of the country.

The agreements permit the prospection and exploration of certain minerals in the Republic of Cuba and extend for five years, which term can be extended for a maximum of three consecutive one year periods upon agreement between the parties and subject to approval by regulatory authorities in the Republic of Cuba. The agreements expired at December 31, 2001 and will be replaced by the joint venture agreement for exploitation as detailed below.

The Company is the operator, is responsible for all costs during the prospecting phase (as defined) and is entitled to a 50% reimbursement by GeoMinera of all costs incurred during the exploration phase (as defined). Should any particular area within the concessions be determined to be feasible of going into commercial production, GeoMinera is required to transfer the development and mining rights of the designated area into a newly formed Cuban company which is to be jointly owned by GeoMinera and the Company.

Note 4 - Exploration properties (continued)

Cuban properties (continued)

In January 1997, the Loma Hierro Silver Project within the Dora Francisco concession in the Province of Pinar Del Rio entered the exploration phase and accordingly, GeoMinera is required to contribute 50% of all costs incurred within this area of the concession. A joint venture exploitation agreement to operate the Loma Hierro mine and an updated feasibility study have been completed. All necessary documentation was submitted in April 2002 for final Cuban Government approval. The Company has arranged debt financing of US $6 million the completion of which is subject to a due diligence evaluation (Note 14).

In December 2001, the Company abandoned the San Fernando concession located in the Province of Santa Clara and wrote off all of the related expenditures.

Devlin Copper Project - Québec

The Company holds a 55% joint venture interest in an 160 acre property consisting of four unpatented claims located in Obalski Township, approximately 18 km south-east of Chibougamau, Québec. Rio Tinto Canadian Exploration Limited holds the remaining 45% joint venture interest. The Company is the manager of the property and is responsible for designing and implementing all exploration and development programs thereon.

The Company's 55% interest in the property is subject to a 5% net profit royalty from any production attributed thereto. The entire property is subject to a 15% net profit royalty from any production thereon.

Note 5 - Loans payable to directors

The loans are repayable on demand and are non-interest bearing.

Note 6 - Capital stock

The Company's authorized capital consists of an unlimited number of common shares.

Common shares issued	Shares	Amount
Outstanding at December 31, 1999	21,867,739	$ 17,692,937
Issued on exercise of options (Note 7)	40,000	13,200
Outstanding at December 31, 2000	21,907,739	17,706,137
Issued under private placements for cash, net of issue costs of $43,560	10,000,000	356,440
Outstanding at December 31, 2001	31,907,739	$ 18,062,577

Note 6 - Capital stock (continued)

In July 2001, the Company issued warrants to purchase 1,250,000 common shares of the Company in connection with one of the above private placements. Each warrant entitles the holder to purchase one common share at an exercise price of $0.05 prior to May 31, 2002 and thereafter at a price of $0.07 until May 31, 2003.

Note 7 - Common share options

The Company has a stock option plan (the "Plan") under which the directors of the Company can grant options to acquire common shares of the Company to qualified directors, officers, employees and persons providing ongoing services to the Company. Exercise prices cannot be less than the closing price of the Company's shares on the trading day proceeding the date of grant and the maximum term of any option cannot exceed five years.

The number of common shares under option at any time under the Plan or otherwise cannot exceed 4,000,000 nor more than 5% of the then outstanding common shares of the Company for any optionee.

The following tables reflect the continuity for the years ended December 31, 2000 and 2001 of options granted under the Plan and previously as stand-alone options.

Year ended December 31, 2000

		Number of Common Shares				
Expiry Date	Exercise Price	Opening Balance	Granted	Exercised	Expired or Cancelled	Closing Balance
September 2002	$0.70	300,000	-	-	300,000	-
June 2003	$0.33	150,000	-	-	-	150,000
December 2003	$0.33	535,000	-	40,000	50,000	445,000
March 2005	$0.10	-	1,400,000	-	-	1,400,000
June 2005	$0.20	-	450,000	-	-	450,000
September 2005	$0.15	-	150,000	-	-	150,000
		985,000	2,000,000	40,000	350,000	2,595,000

Year ended December 31, 2001

		Number of Common Shares				
Expiry Date	Exercise Price	Opening Balance	Granted	Exercised	Expired or Cancelled	Closing Balance
June 2003	$0.10	150,000	-	-	-	150,000
December 2003	$0.10	445,000	-	-	-	445,000
March 2005	$0.10	1,400,000	-	-	-	1,400,000
June 2005	$0.10	450,000	-	-	-	450,000
September 2005	$0.10	150,000	-	-	-	150,000
		2,595,000	-	-	-	2,595,000

These options were repriced at $0.10 upon approval by the shareholders at the Annual General Meeting held in June 2001.

Note 8 - Shareholder protection rights plan

The Company has adopted a shareholder protection rights plan (the "Rights Plan") which will be effective until June 28, 2002 unless terminated earlier in certain circumstances. Under the terms of the Rights Plan, each currently issued and outstanding common share (and each common share issued in the future) has attached thereto one right to acquire a common share in certain circumstances. In essence, the Rights Plan provides that if a person or related group of persons acquires (the "Acquisition") greater than 20% of the common shares of the Company, other than in circumstances which constitute a "permitted bid" then subject to certain terms and conditions, the rights will become exercisable and permit the holders to acquire common shares of the Company at a substantial discount from current market value. For these purposes, a permitted bid, among other things, must be made to all common shareholders by way of a takeover bid circular and must be open for a period of 75 days. Under the Rights Plan, the board of directors may waive the dilutive effects of the Rights Plan in respect of any particular Acquisition in its discretion. The purpose of the Rights Plan is to protect shareholders by requiring all potential bidders to comply with the conditions specified in the permitted bid provisions failing which such bidders will become subject to the dilutive features of the Rights Plan unless otherwise determined appropriate by the board of directors.

Note 9 – General and administrative expenses	2001	2000
Engineering and management fees	**$ 11,758**	$ 39,673
Legal and audit	**7,000**	8,000
Office and general	**9,927**	16,986
Shareholder information and public relations	**6,346**	9,485
Stock	**9,016**	4,877
	$ 44,047	$ 79,021

Note 10 - Per share amounts

The weighted average number of common shares outstanding in 2001 and 2000 used in computing per share amounts was 26,907,739 for 2001 and 21,894,589 for 2000.

Note 11 - Income taxes

The following table reconciles the expected income tax recovery at the Canadian statutory income tax rate to the amounts recognized in the consolidated statements of operations.

	2001	2000
Net loss reflected in the consolidated statements of operations	$ 1,933,379	$ 97,134
Expected income tax recovery at statutory rate	$ 812,000	$ 43,000
Deductible share issue costs	15,000	71,000
Income tax benefit not recognized	(827,000)	(114,000)
Income tax recovery recognized in the consolidated statement of operations	$ -	$ -

The following table reflects future income tax assets at December 31, 2001 and 2000.

	2001	2000
Unclaimed non-capital losses	$ 863,000	$ 846,000
Unclaimed share issue costs	15,000	12,000
Excess of carrying value over unclaimed resource pools and undepreciated capital cost of related assets	(15,000)	(849,000)
	863,000	9,000
Less valuation allowance	863,000	9,000
Future income tax assets recognized	$ -	$ -

At December 31, 2001, the Company had unclaimed Canadian resource pools of $1,261,000, unclaimed foreign resource pools of $7,963,000, unclaimed capital cost allowance of $276,000, unclaimed share issue costs of $35,000 and unclaimed non-capital losses of $2,053,000. Of these non-capital losses, $182,000 expire in 2002, $372,000 expire in 2003 and $375,000 expire in 2004.

Note 12 - Related party transactions

The Company was charged $36,250 in 2001 and $87,092 in 2000 for services rendered by directors and/or officers and/or corporations controlled by them. Of these amounts, $24,125 and $66,842, respectively, was included in exploration properties.

Payables to related parties were $76,646 at December 31, 2001 and $149,847 at December 31, 2000.

Note 13 - Financial instruments

The Company's financial instruments consist of cash and cash equivalents, receivables, and payables. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The Company estimates that the fair value of these financial instruments approximates the carrying value.

Note 14 - Subsequent events

(a) In January and February, 2002, 1,974,000 stock options were exercised by directors and employees of the Company for cash of $140,000 and settlement of debt of $57,400.

(b) In March 2002, the Company arranged a debt financing of US $6 million to develop the Loma Hierro Silver Project in Cuba and the Timmins Gold Project in Ontario. The terms of the loan are 8% interest per annum, a one-time closing fee of 6% and a satisfactory security arrangement. The Company expects to repay the loan within 5 years from the cash-flow generated from the operations. Upon completion of the financing which is subject to a due diligence evaluation by the lender and approval from appropriate regulatory authorities, the Company will issue one million common share purchase warrants to the lender. Each warrant will entitle the lender to acquire one common share of the Company at an exercise price of $0.30 per share for a period of one year from the date of closing of the financing and $0.35 per share for the following year.

(c) In April 2002, the Company arranged a private placement financing of 2,500,000 units at a price of $0.20 per unit for gross proceeds of $500,000. Completion of this financing is subject to approval by applicable regulatory authorities. Each unit is to consist of one common share and one common share purchase warrant of the Company. Each warrant is to entitle the holder to acquire one common share of the Company at an exercise price of $0.30 per share for a period of one year from the date of the closing of this financing and $0.35 per share for the following year. A commission of 10% cash is payable on closing.

Note 15 - 2000 consolidated financial statements

The 2000 consolidated financial statements have been reclassified, where necessary, to conform to the 2001 financial statement presentation.

Schedule "B"

LAKE SHORE GOLD CORP.

INTERIM FINANCIAL STATEMENTS FOR

PERIOD ENDED SEPTEMBER 30, 2004

Lake Shore Gold Corp.

BALANCE SHEETS

	September 30 2004	December 31 2003 (note 1b)
Assets		
Current		
Cash and cash equivalents	$ 2,045,799	$ 2,184,313
Exploration advances and other receivables	612,568	207,540
	2,658,367	2,391,853
Investment (note 2)	300,000	300,000
Resource properties(note 3)	7,615,801	5,149,411
	$ 10,574,168	$ 7,841,264
Liabilities		
Current		
Accounts payable and accrued charges	$ 194,987	$ 801,752
Due to affiliated company (note 5)	29,842	22,909
	224,829	824,661
Long term		
Future income tax	405,000	405,000
	629,829	1,229,661
Shareholders' Equity		
Share Capital (note 4)	13,907,240	9,688,020
Contributed surplus	1,292,715	1,252,215
Deficit	(5,255,616)	(4,328,632)
	9,944,339	6,611,603
	$ 10,574,168	$ 7,841,264

APPROVED BY THE BOARD

"Daniel G. Innes" (signed)
Director

"Thomas W. Beattie" (signed)
Director

See accompanying notes to financial statements

Lake Shore Gold Corp.
STATEMENTS OF
LOSS AND DEFICIT
(unaudited)

	Three months ended September 30 2004	Three months ended September 30 2003	**Nine months ended September 30 2004**	Nine months ended September 30 2003
Expenses				
Consulting and management fees	$ **70,539**	$ 57,663	$ **168,946** $	$ 138,911
General exploration	**27,434**	2,562	**66,304**	4,935
Shareholder information	**23,520**	21,704	**84,781**	76,113
Legal and accounting	**19,182**	11,260	**40,616**	34,515
Office expense	**4,890**	7,148	**37,083**	26,765
Travel	**6,324**	8,765	**26,519**	14,467
Resource property costs written off (note 3)	**503,357**	-	**503,357**	-
Loss before undernoted items	**(655,246)**	(109,102)	**(927,606)**	(295,706)
Interest	**12,361**	14,085	**41,122**	36,810
Stock-based compensation (note 4c)	**-**	(560,900)	**(40,500)**	(623,900)
Net loss for the period	**(642,885)**	(655,917)	**(926,984)**	(882,796)
Deficit at beginning of period	**(4,612,731)**	(3,081,442)	**(4,328,632)**	(2,854,563)
Deficit at end of period	$ **(5,255,616)**	$ (3,737,359)	$ **(5,255,616)**	$ (3,737,359)
Loss per share	$ **(0.02)**	$ (0.03)	$ **(0.03)**	$ (0.04)
Weighted average number of shares outstanding	**34,554,991**	24,738,241	**33,565,611**	23,087,136

See accompanying notes to financial statements

Lake Shore Gold Corp.

STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended September 30 2004	Three months ended September 30 2003	**Nine months ended September 30 2004**	Nine months ended September 30 2003
Operating Activities				
Net loss for the period	**$ (642,885)**	$ (655,917)	**$ (926,984)**	$ (882,796)
Resource property costs written off	**503,357**	-	**503,357**	-
Stock based compensation	**-**	560,900	**40,500**	623,900
	(139,528)	(95,017)	**(383,127)**	(258,896)
Change in non-cash operating working capital items				
Decreas e(increase) in exploration advances and other receivables	**31,007**	(51,835)	**85,873**	(72,435)
Increase(decrease) in accounts payable and accrued charges	**17,509**	20,676	**(35,206)**	(77,933)
	(91,012)	(126,176)	**(332,460)**	(409,264)
Investing Activity				
Resource property expenditures	**(830,711)**	(666,755)	**(3,927,274)**	(1,355,862)
Financing Activity				
Shares issued	**6,600**	3,065,683	**4,121,220**	4,205,762
(Decrease)increase in cas h and cash equivalents during the period	**(915,123)**	2,272,752	**(138,514)**	2,440,636
Cash and cash equivalents at beginning of period	**2,960,922**	1,293,980	**2,184,313**	1,126,096
Cash and cash equivalents at end of period	**$ 2,045,799**	$ 3,566,732	**$ 2,045,799**	$ 3,566,732
Cash and cash equivalents consist of:				
Cash	**$ 149,637**	$ 176,723	**$ 149,637**	$ 176,723
Short - term investments	**1,896,162**	3,390,009	**1,896,162**	3,390,009
Cash and cash equivalents at end of period	**$ 2,045,799**	$ 3,566,732	**$ 2,045,799**	$ 3,566,732

See accompanying notes to financial statements

SUPPLEMENTAL CASH FLOW INFORMATION: NOTE 6

1. SIGNIFICANT ACCOUNTING POLICIES

a) These interim financial statements include all information and footnote disclosures required under Canadian generally accepted accounting principles for interim financial statements. In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for fair presentation have been included.

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and follow the same accounting policies and methods of application as the most recent annual financial statements dated December 31, 2003, except as described in Note 1b. These financial statements should be read in conjunction with the annual financial statements and notes thereto for the fiscal year ended December 31, 2003.

b) As of January 1, 2004 the Company changed its accounting policy, retroactive to January 1, 2002, in accordance with the recommendation of CICA 3870, *"Stock-based Compensation and Other Stock-based Payments"* and has applied this change retroactively with restatement for new awards granted on or after January 1, 2002. The Company has adopted the fair value based method of accounting for stock-based compensation awards using the Black-Scholes option pricing model. Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense was recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share exercise price on the day that options were granted. The total amount credited to contributed surplus, on awards granted prior to the Company's adoption of CICA 3870 in respect of stock-based compensation, is $745,550 as at December 31, 2003. Deficit at January 1, 2004 also increased by $745,550.

2. INVESTMENT

As at September 30, 2004 the Company owned one million shares of Holmer Gold Mines Limited ("Holmer"). The market value of these shares at September 30, 2004 was $410,000 (December 31, 2003 - $410,000).

LAKE SHORE GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2004 and 2003

3. RESOURCE PROPERTIES

For the nine month period ended September 30, 2004:

	AEM Ontario	Highway	Timmins	Thunder Creek	Bazooka	Other[1]	Total
Balance, beginning of year	$739,843	$358,633	$2,092,134	$193,872	$618,101	$1,146,828	$5,149,411
Property acquisition, assessment and maintenance	--	1,700	292,142	12,434	1,651	18,318	326,245
Analytical	--	25,396	197,584	33,911	35,761	18,613	311,265
Geophysics	--	24,000	--	--	500	27,238	51,738
Geology	8,557	54,973	350,163	95,734	39,897	266,979	816,303
Drilling	--	37,905	1,599,968	138,265	157,333	(2)	1,933,469
Project Administration	--	750	11,609	1,500	4,582	4,566	23,007
Resource property costs written off	--	(503,357)	--	--	--	--	(503,357)
Québec refundable tax credits	--	--	--	--	(255,986)	(236,294)	(492,280)
Balance, end of period	$748,400	$-	$4,543,600	$475,716	$601,839	$1,246,246	$7,615,801

[1]Includes: Rowlandson/Canopener ($441,811); Abitibi ($419,108); Noranda North ($125,218) *Miscellaneous* ($260,110).

For the year ended December 31, 2003:

	AEM Ontario	Rowlandson Canopener	Timmins	Abitibi	Bazooka	Other[1]	Total
Balance, beginning of year	$722,718	$ 40,764	$ --	$ --	$ --	$ --	$ 763,482
Property acquisition, assessment and maintenance	--	--	85,562	--	125,180	222,802	433,544
Analytical	--	12,306	300,392	19,043	11,214	47,598	390,553
Geophysics	2,778	22,563	64,914	26,121	12,683	89,616	218,675
Geology	12,862	266,088	363,434	331,144	106,712	239,691	1,319,931
Drilling	--	91,630	1,240,052	--	352,733	244,877	1,929,292
Project Administration	1,485	7,729	37,780	30,179	9,579	7,182	93,934
Balance, end of year	$739,843	$441,080	$2,092,134	$406,487	$618,101	$851,766	$5,149,411

[1]Includes: Highway ($358,633); Thunder Creek ($193,872); Miscellaneous ($299,260).

In September 2003 the Company made the decision to abandon the Highway project and write off exploration expenditures totalling $503,357.

4. SHARE CAPITAL

a) Issued Capital

During the nine months ended September 30, 2004 and year ended December 31, 2003 changes in issued share capital were as follows:

	September 30, 2004		December 31, 2003	
Issued and outstanding	Shares	Amount	Shares	Amount
Balance, beginning of period	30,793,354	$ 9,688,020	21,231,857	$4,096,249
Private placement – net of share issue costs of $361,787 (2003-$381,220)	3,200,000	3,638,212	5,547,003	3,840,470
Exercise of warrants	389,110	454,808	3,619,494	1,481,951
Exercise of options	142,500	34,200	270,000	89,100
Issued in exchange for resource properties	100,000	92,000	125,000	180,250
Balance, end of period	34,624,964	$13,907,240	30,793,354	$9,688,020

On March 16, 2004, the Company sold, by way of a private placement, 3.2 million units at $1.25 per unit for gross proceeds of $4,000,000. The private placement was comprised of 2 million flow through units and 1.2 million non-flow through units. Each flow through unit consists of one flow through common share and one-half of a non-flow through common share purchase warrant. Each non-flow through unit consists of one non-flow through common share and one-half of a non-flow through common share purchase warrant. One whole share purchase warrant entitles the holder to buy a common share for $1.75 per share until March 15, 2005. As well, 314,700 broker warrants were issued which entitle the holder to buy one common share for $1.25 until March 15, 2005.

As at September 30, 2004, a total of $1,900,000 of the flow through funds had been spent. Under the look-back rule, the Company will make a renunciation of $2.5 million in Canadian Eligible Expenditures (CEE) for the 2004 tax year and has until December 31, 2005 to spend the remaining $600,000.

b) Stock Options

As at September 30, 2004, the Company had 3,740,000 stock options outstanding of which 3,441,250 were exercisable.

	For the nine month period ended September 30, 2004		For the year ended December 31, 2003	
	Number of Options	Weighted-Average Exercise price	Number of Options	Weighted-Average Exercise price
Outstanding at beginning of period	3,847,500	$ 0.46	3,090,000	$0.24
Granted	50,000	$ 1.15	1,045,000	$1.07
Exercised /Cancelled	(157,500)	$ 0.24	(287,500)	$0.32
Outstanding at end of period	3,740,000	$ 0.48	3,847,500	$0.46
Exercisable at end of period	3,441,250	$ 0.38	2,631,875	$0.40

c) Stock Based Compensation

As a result of 50,000 stock options granted during the nine month period ended September 30, 2004, the Company recorded $40,500 (September 30, 2003 – $623,900) as stock based compensation expense and included this amount in contributed surplus. This value was determined using the Black-Scholes options pricing model. A grant-date fair value of $0.81(September 30, 2003 - $0.65) for each option grant was estimated using the following assumptions: no dividends are to be paid; volatility of 86% (September 30, 2003 – 66%); risk free interest rate of 5% (September 30, 2003 – 5%); and expected life of five years (September 30, 2003 – five years).

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make payments for such transactions.

d) Warrants

As at September 30, 2004 there were 4,880,881 warrants issued and outstanding.

Date Issued	Number	Exercise Price	Expiry Date
December 17, 2002	550,000	$0.24	December 13, 2004
July 31, 2003	265,152	$0.85 / $1.20	July 31, 2004 / 2005
August 21, 2003	1,769,349	$0.85 / $1.20	August 20, 2004 / 2005
August 21, 2003	381,680	$1.20	August 20, 2005[1]
March 15, 2004	1,600,000	$1.75	March 15, 2005
March 15, 2004	314,700	$1.25	March 15, 2005

[1]Expiry date was extended from August 20, 2004 and the price was adjusted from $0.84.

No carrying values have been assigned to the warrants.

5. RELATED PARTY TRANSACTIONS

For the nine month period ended September 30, 2004 fees amounting to $75,703 (September 30, 2003 - $77,737) were paid on account of consulting and management services provided by directors. Amounts paid to Aurora Platinum Corp. ("Aurora") under the terms of an administrative services agreement totaled $18,000 (September 30, 2003 - $18,000). As at September 30, 2004 there was an amount of $29,842 due to Aurora. As well, there were fees of $36,000 (September 30, 2003 - $36,000) paid to Southwestern Resources Corp., under the terms of a separate administrative services agreement.

6. SUPPLEMENTAL CASH FLOW INFORMATION

During the nine month periods ended September 30, 2004 and 2003 the Company issued 100,000 common shares valued at $92,000 and 50,000 common shares valued at $35,500, respectively, pursuant to the Timmins Gold Property agreement.

7. SUBSEQUENT EVENT

In October 2004, the Company and Holmer announced that they have signed a Letter Agreement whereby the Company will acquire all of the issued shares of Holmer. Each Holmer shareholder will be entitled to one Lake Shore share for every 1.5 Holmer shares held. The proposed transaction is expected to complete in December 2004 and is subject to certain legal and regulatory conditions. It is anticipated that a special meeting of shareholders of Holmer will be convened in December 2004 to approve the proposed transaction.

LAKE SHORE GOLD CORP.

AUDITORS' REPORT AND FINANCIAL STATEMENTS

DECEMBER 31, 2003, AND 2002, AND JUNE 30, 2002



Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: (604) 669-4466
Fax: (604) 685-0395
www.deloitte.ca

Auditors' Report

To the Shareholders of
Lake Shore Gold Corp.

We have audited the balance sheets of Lake Shore Gold Corp. as at December 31, 2003 and 2002 and the statements of loss and deficit and cash flows for the year ended December 31, 2003 and the six month period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the year ended December 31, 2003 and the six month period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles, applied on a consistent basis.

The results of operations and cash flows for the year ended June 30, 2002 were audited by another auditor who expressed an opinion without reservation on these statements in his report dated September 3, 2002.

Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
February 27, 2004
(except for note 9 for which the date is March 16, 2004)

Lake Shore Gold Corp.
BALANCE SHEETS

	December 31 2003	December 31 2002
Assets		
Current		
Cash and cash equivalents	$ **2,184,313**	$ 1,126,096
Exploration advances and other receivables	**207,540**	12,098
	2,391,853	1,138,194
Investment (note 3)	**300,000**	-
Resource properties (note 4)	**5,149,411**	763,482
	$ **7,841,264**	$ 1,901,676
Liabilities		
Current		
Accounts payable and accrued charges	$ **801,752**	$ 59,780
Due to affiliated company (note 6)	**22,909**	80,295
	824,661	140,075
Future income taxes (note 7)	**405,000**	-
	1,229,661	140,075
Shareholders' Equity		
Share capital (note 5)	**9,688,020**	4,096,249
Contributed surplus	**506,665**	257,015
Deficit	**(3,583,082)**	(2,591,663)
	6,611,603	1,761,601
	$ **7,841,264**	$ 1,901,676

APPROVED BY THE BOARD

"Daniel G. Innes" (signed)
Director

"Thomas W. Beattie" (signed)
Director

See accompanying notes to financial statements

Lake Shore Gold Corp.
STATEMENTS OF LOSS AND DEFICIT

	For the year ended December 31 2003	For the six month period ended December 31 2002	For the year ended June 30 2002
Expenses			
Consulting and management fees	$ **314,081**	$ 83,864	$ 14,500
Write down of loan receivable	**-**	-	86,949
General exploration	**141,989**	25,300	-
Investor relations	**87,737**	26,342	11,151
Legal and accounting	**38,272**	100,436	44,563
Office expense	**61,802**	7,006	3,509
Loss before undernoted item	**(643,881)**	(242,948)	(160,672)
Interest and other income	**57,462**	3,679	18,464
Net loss for the period	**(586,419)**	(239,269)	(142,208)
Deficit at beginning of period	**(2,591,663)**	(2,352,394)	(2,210,186)
Provision for income taxes on flow through shares (note 7)	**(405,000)**	-	-
Deficit at end of period	$ **(3,583,082)**	$ (2,591,663)	$ (2,352,394)
Loss per share	$ **(0.02)**	$ (0.05)	$ (0.06)
Weighted average number of shares outstanding	**24,693,344**	4,608,100	2,449,408

See accompanying notes to financial statements

Lake Shore Gold Corp.
STATEMENTS OF CASH FLOWS

	For the year ended December 31 2003	For the six month period ended December 31 2002	For the year ended June 30 2002
Operating Activities			
Net loss for the period	**$ (586,419)**	$ (239,269)	$ (142,208)
Items not involving cash			
Write down of loan receivable	**-**	-	86,949
Stock-based compensation	**249,650**	77,000	-
	(336,769)	(162,269)	(55,259)
Change in non-cash operating working capital items			
(Increase) decrease in exploration advances and other receivables	**(189,451)**	(11,015)	253,793
(Decrease) increase in accounts payable and accrued charges	**(59,946)**	117,756	(110,478)
	(586,166)	(55,528)	88,056
Investing Activities			
Purchase of investment	**(300,000)**	-	-
Resource property expenditures	**(3,467,138)**	(6,039)	-
	(3,767,138)	(6,039)	-
Financing Activity			
Shares issued	**5,411,521**	918,876	110,000
Increase in cash and cash equivalents during the period	**1,058,217**	857,309	198,056
Cash and cash equivalents at beginning of period	**1,126,096**	268,787	70,731
Cash and cash equivalents at end of period	**$ 2,184,313**	$ 1,126,096	$ 268,787
Cash and cash equivalents consist of:			
Cash	**$ 189,320**	$ 228,508	$ 268,787
Short - term investments	**1,994,993**	897,588	-
Cash and cash equivalents at end of period	**$ 2,184,313**	$ 1,126,096	$ 268,787

Supplemental Cash Flow Information:(note 8)

See accompanying notes to financial statements

1. DESCRIPTION OF BUSINESS

Lake Shore Gold Corp. ("Lake Shore" or the "Company") is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of gold properties in Canada. The Company has not determined whether the properties contain mineral reserves that are economically recoverable. The recoverability of amounts shown for resource properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and attaining future profitable production from the properties or proceeds from disposition.

On December 16, 2002 the Company completed an agreement to acquire certain mineral claims and related rights held by Aurora Platinum Corp. ("Aurora") in consideration for issuing to Aurora an aggregate of 13,000,000 common shares and 550,000 share purchase warrants. This resulted in Aurora acquiring a controlling interest of 61% of the Company. The acquisition was treated as a reverse takeover ("RTO") of the Company under the policies of the TSX Venture Exchange.

Subsequent to the reorganization, the Company changed its fiscal year end date from June 30, to December 31. As a result, the Company had a transition year of six months ended December 31, 2002.

At December 31, 2003 Aurora held 42.9% of the Company's issued and outstanding share capital.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect the following policies:

a) Cash and Cash Equivalents

Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less.

b) Financial Instruments

The Company's financial instruments include cash and cash equivalents, exploration advances and other receivables, accounts payable and accrued charges, and due to affiliated company. The carrying value of these financial instruments approximates fair value.

c) Resource Properties

Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained these costs will be amortized. When capitalized expenditures on individual properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

Expenditures of a general reconnaissance nature are expensed to general exploration during the year.

d) Investments

Investments in corporations in which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company's share of earnings or losses and reduced by dividends and distributions received. Other investments are accounted for using the cost method. Impairments in value, other than those that are temporary in nature, are recorded as a charge to operations.

e) Future Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws.

f) Stock Options

All stock-based awards made to non-employees are measured and recognized using a fair value based method. Awards that the company has the ability to settle in stock are recorded as equity.

The Company uses the intrinsic value method for stock based awards made to employees, officers and directors whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted.

g) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

h) Earnings (loss) per Share

Basic earnings (loss) per share is computed by dividing net income or loss (the numerator) by the weighted average number of outstanding common shares for the period (the denominator). In computing diluted earnings per share, an adjustment is made for the dilutive effect of the exercise of stock options and warrants using the Treasury Stock Method. In periods where a net loss is reported, fully diluted loss per share is not presented, as it is anti-dilutive

3. INVESTMENT

In December 2003, the Company purchased one million shares of Holmer Gold Mines Ltd. at $0.30 per share. The market value of these shares at December 31, 2003 was $410,000.

LAKE SHORE GOLD CORP.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2003, the Six Months Ended December 31, 2002 and Year Ended June 30, 2002

4. RESOURCE PROPERTIES

For the year ended December 31, 2003:

	AEM Ontario	Rowlandson/Canopener	Timmins	Abitibi	Bazooka	Other[1]	Total
Balance, beginning of year	$722,718	$ 40,764	$ --	$ --	$ --	$ --	$ 763,482
Property acquisition, assessment and maintenance	--	--	85,562	--	125,180	222,802	433,544
Analytical	--	12,306	300,392	19,043	11,214	47,598	390,553
Geophysics	2,778	22,563	64,914	26,121	12,683	89,616	218,675
Geology	12,862	266,088	363,434	331,144	106,712	239,691	1,319,931
Drilling	--	91,630	1,240,052	--	352,733	244,877	1,929,292
Project Administration	1,485	7,729	37,780	30,179	9,579	7,182	93,934
Balance, end of year	$739,843	$441,080	$2,092,134	$406,487	$618,101	$851,766	$5,149,411

[1]Includes: Highway ($358,633); Thunder Creek($193,873);Miscellaneous($299,260).

For the six month period ended December 31, 2002:

	AEM Ontario	Rowlandson/Canopener	Total
Acquisition of mineral assets	$716,679	$40,764	$757,443
Geology	6,039	--	6,039
Balance, end of period	$722,718	$40,764	$763,482

AEM Ontario and Rowlandson/Canopener

AEM Ontario and Rowlandson/Canopener projects are comprised of the mineral assets acquired from Aurora in 2002 pursuant to the RTO transaction described in Note 1. They are made up of a 100% interest in 72 mineral claims located in northern Ontario as well as certain proprietary geophysical, geological and structural information. The Company has exploration and development rights on the claims for all metals and minerals, except kimberlites/diamonds, subject to certain back-in rights to purchase any nickel, copper and platinum group metals, and to acquire a 50% interest in the claims. There is also a 1.5% net smelter returns royalty held by a third party.

Timmins

In June 2003, Lake Shore received regulatory approval from the TSX Venture Exchange regarding an agreement with Holmer Gold Mines to earn an undivided 50% interest in the Timmins Property("Timmins") by incurring exploration expenditures of $2.5 million, making cash payments of $250,000, issuing 150,000 common shares over a three year period, and confirming that the Property contains an indicated mineral resource of at least 500,000 ounces of gold. As at December 31, 2003, the Company has made cash payments of $50,000 and issued 50,000 shares.

Abitibi

The Abitibi Project("Abitibi") was generated as a result of an agreement between Aurora and Inco Limited ("Inco") whereby Aurora has acquired proprietary airborne and ground follow-up data owned by Inco covering certain areas of Ontario and Quebec. Aurora and/or its subsidiaries, affiliates and joint venture partners must spend a total of $5 million over six years on the selection and follow-up of geophysical targets within the area of interest. Aurora and Lake Shore have entered into an agreement whereby Lake Shore is contributing 45% of the costs of digitizing parts of the data and compiling the global information system database in order to have access to the database. As of December 31, 2003, the company had spent $406,487 on this project. Lake Shore's rights pursuant to this agreement are subject to Aurora's obligations as set out in the agreement with Inco.

Bazooka

In October 2003, Lake Shore purchased a 100% interest in the Bazooka Property("Bazooka") from Fieldex Exploration Inc. by paying $125,000 in cash. The property is subject to a 2% net smelter return royalty and Lake Shore has the option to purchase 1% of the royalty for $1 million.

Thunder Creek

In November 2003, the Company signed an agreement with Band-Ore Resources to acquire an option in the Thunder Creek Property("Thunder Creek") in Timmins Ontario. The Company can earn a 60% interest by making cash payments totaling $370,000, completing exploration expenditures of $1,705,000 over five years, and issuing 100,000 common shares over four years. As at December 31, 2003, the Company had paid $20,000 in cash, issued 25,000 common shares and incurred $122,623 in exploration expenditures.

Highway

In November 2003 the Company announced an agreement with Canadian Royalties Inc. to earn a 50% interest in the Highway Gold Property ("Highway") located in Beatty Township, Ontario. The Company must make a $20,000 cash payment, issue 100,000 common shares and additional shares worth $50,000, and spend $1,500,000 over a three year period. As at December 31, 2003, the Company had paid $20,000 in cash, issued 50,000 common shares, and incurred exploration expenditures of $245,072.

5. SHARE CAPITAL

a) Authorized 100,000,000 common shares without par value.

b) During the year ended December 31, 2003 and the six months ended December 31, 2002, changes in issued share capital were as follows:

	December 31, 2003		December 31, 2002	
	Shares	Amount	Shares	Amount
Balance, beginning of period	21,231,857	$4,096,249	2,676,301	$2,419,930
Issued for cash:				
Private placements	5,547,003	3,840,470	5,555,556	918,876
Exercise of warrants	3,619,494	1,481,951	--	--
Exercise of options	270,000	89,100	--	--
Issued in exchange for resource properties	125,000	180,250	--	--
Acquisition of mineral claims	--	--	13,000,000	757,443
Balance, end of period	30,793,354	$9,688,020	21,231,857	$4,096,249

On January 30, 2003, the Company completed a private placement of 250,000 flow through units and 950,000 non-flow through units at $1.00 per unit for gross proceeds of $1.2 million. Each flow through unit consisted of one flow through common share and one-half of a non-flow through share purchase warrant. Each non-flow through unit consisted of one common share and one-half of a common share purchase warrant. One whole share purchase warrant entitled the holder to buy one non-flow through common share for $1.30 until January 29, 2004.

On July 31, 2003, the Company issued by way of a private placement 530,304 units at $0.66 per unit for gross proceeds of $350,000. Each unit consisted of one common share and one half of a common share purchase warrant with each full share purchase warrant entitling the holder to buy one common share at $0.85 within one year of closing and at $1.20 within two years of closing.

On August 22, 2003, the Company completed a private placement of 3,566,699 flow through and 250,000 non-flow through units at $0.70 per unit for gross proceeds of $2,671,689. Each flow-through unit consisted of one flow-through common share and one-half of a non flow-through common share purchase warrant. Each non flow-through unit consisted of one common share and one-half of a non flow-through common share purchase warrant. One whole share purchase warrant will entitle the holder to buy a common share for $0.85 during the first year and for $1.20 during the second year after closing.

As part of the private placements completed in 2003, broker warrants totaling 501,680 were issued with prices ranging from $0.84 to $1.20.

In December 2002, the Company completed a private placement to raise gross proceeds of $1 million through the sale of 5,555,556 units at a price of $0.18 per unit. Each unit consisted of

one common share and one half of a share purchase warrant, with each full warrant entitling the holder to acquire one additional common share at $0.36 per share. All of these warrants were exercised during 2003. The agent received a cash commission of 7.5% of gross proceeds and 555,555 agent's warrants.

For the year ended December 31, 2003, a total of $381,220 (2002 - $81,124) was charged to share issue costs.

c) Stock Options

As at December 31, 2003, the Company had 3,847,500 stock options outstanding of which 2,631,875 options were exercisable. Under the Company stokc option plan all options cannot exceed ten years and the minimum exercise price cannot be less than the closing price of the Company's common shares on the TSX Venture Exchange on the last trading day preceding the grant of the option.

	December 31, 2003		December 31, 2002	
	Number of Options	Weighted-Average Exercise price	Number of Options	Weighted-Average Exercise price
Outstanding at beginning of period	3,090,000	$ 0.24	--	$ --
Granted	1,045,000	$ 1.07	3,090,000	$0.24
Exercised /Cancelled	(287,500)	$0.32	--	$ --
Outstanding at end of period	3,847,500	$ 0.46	3,090,000	$0.24
Exercisable at end of period	2,631,875	$ 0.40	1,545,000	$0.24

There were no stock options outstanding or exercisable as at June 30, 2002.

The following table summarizes information regarding stock options outstanding and exercisable at December 31, 2003.

Number of Options Outstanding	Number of Options Exercisable	Exercise Price	Weighted-Average Remaining Years of Contractual Life
2,832,500	2,124,375	$0.24	4.0
175,000	87,500	$0.73	4.3
760,000	380,000	$1.05	4.7
5,000	2,500	$1.89	4.9
75,000	37,500	$2.00	4.9
3,847,500	2,631,875		4.2

d) Stock-Based Compensation Plan

As a result of stock options granted to non-employees, the Company recognized $249,650 (2002 - $77,000) as stock-based compensation expense and included this amount in contributed surplus. Of the total expense, $131,850 (2002-$51,700) was included in

consulting and management fees and $117,800 (2002-$25,300) in general exploration. These values were determined using the Black-Scholes option pricing model and assumptions similar to those detailed below.

When stock-based compensation awards are granted to employees, no compensation expense is recognized when their exercise price exceeds or equals the fair value of the Company's common shares at the date of grant. Had the compensation expense for the Company's stock-based compensation plan been determined based on the fair value method of accounting for awards granted on or after July 1, 2002, the Company's net loss for the period would have been increased to the pro forma amounts indicated below:

		For the year ended December 31, 2003	For the six months ended December 31, 2002
Net loss			
	As reported	$ 586,419	$239,269
	Pro forma	$1,069,069	$502,169
Loss per share	As reported	$ 0.02	$ 0.05
	Pro forma	$ 0.04	$ 0.11

A weighted average grant-date fair value of $0.71 (2002 - $0.11) for each option grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions used for grants during the year ended December 31, 2003: no dividends are to be paid; volatility of 66% (2002 - 43%); risk-free interest rate of 5% (2002 - 5%); and expected life of five years (2002 - five years).

e) As at December 31, 2003, there were 3,539,020 warrants issued and outstanding.

Date Issued	Number	Exercise Price	Expiry Date
December 17, 2002	550,000	$0.24	December 13, 2004
January 30, 2003	437,500	$1.30	January 29, 2004
January 30, 2003	27,839	$1.20	January 29, 2004
July 31, 2003	265,152	$0.85 / $1.20	July 31, 2004 / 2005
August 21, 2003	1,876,849	$0.85 / $1.20	August 20, 2004 / 2005
August 21, 2003	381,680	$0.84	August 20, 2004

No carrying values have been assigned to the warrants.

In January 2004, 281,610 warrants that were to expire on January 29, 2004 were exercised for gross proceeds of $363,432.

6. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2003, fees amounting to $102,947 (December 31, 2002 - $9,950;June 30, 2002 - $7,250) were paid on account of consulting and management services provided by directors and officers. Amounts paid to Aurora under the terms of an administrative services agreement totaled $24,000 (December 31, 2002 – nil; June 30, 2002 – nil). As at December 31, 2003, there was an amount of $22,909 (December 31, 2002 - $80,295;June 30, 2002-nil) due to Aurora for exploration expenditures incurred by Aurora on the Company's behalf. In addition, there were fees of $48,000 (December 31, 2002 – nil; June 30, 2002-nil)

paid to Southwestern Resources Corp. under the terms of a separate administrative services agreement.

7. INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	December 31, 2003	December 31, 2002
Canadian statutory federal income tax rate	38%	40%
Recovery of income taxes computed at statutory rates	$223,000	$90,000
Effect of provincial tax rates	15,000	6,000
Non-deductible expense	(101,000)	(31,000)
Valuation allowance	(136,000)	(65,000)
Income tax provision	$ –	$ –

During the year the Company closed two flow through private placements. As a result of the assignment of the tax deductibility of the related expenditures of the flow through funds, the Company has a net future tax liability at December 31, 2003 of $405,000. As the liability arises from a transaction in the capital of the Company, the corresponding charge has been taken directly to deficit as opposed to being charged through operations.

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax (liability) asset are as follows:

	December 31, 2003	December 31, 2002
Operating loss carry forwards	$224,000	$246,000
Tax value in excess of carrying value	--	416,000
	$224,000	$662,000
Less: Valuation allowance	--	(662,000)
	$224,000	$ --
Carrying value of resource properties in excess of tax value	(629,000)	--
Net future income tax liability	$(405,000)	$ --

At December 31, 2003, the Company had loss carry forwards of $747,000 available for tax purposes in Canada which expire between 2004 and 2011.

8. SUPPLEMENTAL CASH FLOW INFORMATION

	For the year ended December 31, 2003	For the six month period ended December 31, 2002	For the year ended June 30, 2002
Issued 13,000,000 common shares to Aurora pursuant to the acquisition agreement.	$ --	$757,443	$ --
Issued 125,000 common shares pursuant to the Timmins, Thunder Creek, and Highway property agreements	$180,250	$ –	$ --
Interest received	$ 53,517	$ 2,740	$3,401

9. SUBSEQUENT EVENT

On March 16, 2004, the Company sold, by way of a private placement, 3.2 million units at $1.25 per unit for gross proceeds of $4,000,000. The private placement was comprised of 2 million flow through units and 1.2 million non-flow through units. Each flow through unit consists of one flow through common share and one-half of a non-flow through common share purchase warrant. Each non-flow through unit consists of one non-flow through common share and one-half of a non-flow through common share purchase warrant. One whole share purchase warrant entitles the holder to buy a common share for $1.75 per share until March 15, 2005. As well, 314,700 broker warrants were issued which entitles the holder to buy one common share for $1.25 until March 15, 2005.

CONSOLIDATED TAKEPOINT VENTURES LTD.

(now LAKE SHORE GOLD CORP., formerly, TAKEPOINT VENTURES LTD.)

FINANCIAL STATEMENTS

JUNE 30, 2002 AND 2001

AUDITOR'S REPORT

TO THE SHAREHOLDERS OF CONSOLIDATED TAKEPOINT VENTURES LTD.

I have audited the balance sheets of Consolidated Takepoint Ventures Ltd. (formerly Takepoint Ventures Ltd.) as at June 30, 2002 and 2001 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2002 and 2001 and the results of its operations and the cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"G. Ross McDonald" (signed)

G. Ross McDonald
Chartered Accountant

Vancouver, British Columbia
September 3, 2002

CONSOLIDATED TAKEPOINT VENTURES LTD.
(formerly TAKEPOINT VENTURES LTD.)
BALANCE SHEETS
June 30

		2002		2001
ASSETS				
CURRENT ASSETS				
Cash and short term deposits	$	268,787	$	70,731
Accounts receivable		1,083		16,827
Loan receivable (Note 3)		1		325,000
	$	269,871	$	412,558
LIABILITIES				
CURRENT LIABILITIES				
Accounts payable and accrued liabilities	$	22,320	$	132,799
SHAREHOLDERS' EQUITY				
SHARE CAPITAL (Note 4)		2,419,930		2,409,969
CONTRIBUTED SURPLUS (Note 4 (b))		180,015		79,976
DEFICIT		(2,352,394)		(2,210,186)
		247,551		279,759
	$	269,871	$	412,558

COMMITMENTS AND CONTINGENCIES (Note 7)

SUBSEQUENT EVENTS (Note 9)

APPROVED BY THE DIRECTORS

"Eric D. Pinkney"
Director – Eric D. Pinkney

"Anthony R. Harvey"
Director – Anthony R. Harvey

CONSOLIDATED TAKEPOINT VENTURES LTD.
(formerly TAKEPOINT VENTURES LTD.)
STATEMENTS OF OPERATIONS AND DEFICIT
For the Years Ended June 30

		2002		**2001**
EXPENSES				
Legal, accounting and audit	$	44,563	$	149,160
Management fees		14,500		21,000
Regulatory fees		5,439		15,430
Transfer agent		4,301		3,209
Office and miscellaneous		2,609		2,222
Printing and shareholder information		1,411		4,796
Rent and telephone		900		6,000
Project evaluations		-		38,792
		73,723		240,609
Less: Interest income		(3,401)		(18,216)
Expense recoveries		(15,063)		-
NET LOSS BEFORE THE FOLLOWING:		55,259		222,393
Write-down of loan receivable (Note 3)		86,949		-
NET LOSS FOR THE YEAR		142,208		222,393
DEFICIT, BEGINNING OF YEAR		2,210,186		1,987,793
DEFICIT, END OF YEAR	$	2,352,394	$	2,210,186
BASIC AND DILUTED LOSS PER SHARE	$	0.06	$	0.09
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	$	2,449,408	$	2,444,448

CONSOLIDATED TAKEPOINT VENTURES LTD.
(formerly TAKEPOINT VENTURES LTD.)
STATEMENTS OF CASH FLOWS
For the Years Ended June 30

		2002		2001
CASH PROVIDED BY (USED FOR):				
OPERATING ACTIVITIES				
Net loss for the year	$	(142,208)	$	(222,393)
Non-cash item				
Write-down of loan receivable (Note 3)		86,949		-
Net change in non-cash working capital items				
Accounts receivable		15,743		(6,752)
Loans receivable		238,050		(325,000)
Accounts payable and accrued liabilities		(110,478)		68,273
		88,056		(485,872)
FINANCING ACTIVITIES				
Shares issued for cash		110,000		-
INCREASE (DECREASE) IN CASH		198,056		(485,872)
CASH AND SHORT-TERM DEPOSITS, BEGINNING OF YEAR		70,731		556,603
CASH AND SHORT-TERM DEPOSITS, END OF YEAR	$	268,787	$	70,731

Supplemental cash flow information:

During the year ended June 30, 2002, the Company cancelled 304,412 escrowed shares (Note 4(b)). The assigned value of the cancelled shares in the amount of $100,039 has been credited to contributed surplus.

There were no material non-cash transactions during the year ended June 30, 2001.

Other cash flow information:

		2002		2001
Interest received	$	3,401	$	18,216
Interest paid		-		-
Income taxes paid		-		-

1. NATURE OF OPERATIONS

The Company was incorporated on October 20, 1969 pursuant to the Company Act (British Columbia). On June 25, 2002 the Company was continued into the Yukon Territories pursuant to the Business Corporations Act (Yukon). The Company is in the development stage and is seeking business opportunities.

On June 25, 2002, the Company changed its name to Consolidated Takepoint Ventures Ltd. and consolidated its share capital on a one new common share for three old basis (Note 4).

Subsequent to the year end, the Company entered into an agreement to acquire certain mineral claims and related rights held by Aurora Platinum Corp. in consideration of issuing an aggregate 13,000,000 common shares and 550,000 share purchase warrants. The proposed acquisition will constitute a change of control of the Company and will be treated as a reverse takeover ("RTO") of the Company under the policies of the TSX Venture Exchange (the "Exchange") (Note 9).

2. SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

b) Loss per Share

Basic loss per share is calculated based on the weighted average number of shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share.

c) Financial Instruments

The fair value of the Company's cash and short-term deposits, accounts receivable, and accounts payable and accrued liabilities at June 30, 2002 and 2001 is estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.

d) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is likely to be realized.

3. LOAN RECEIVABLE

In connection with a proposed reverse takeover transaction terminated on May 24, 2001, the Company had advanced, under the terms of a secured convertible loan agreement, $325,000 to FibreOptic Gateways Inc., a company engaged in the manufacturing of fibre optic components. During fiscal 2002, the Company also paid an additional $50,000 of obligations incurred in connection with the proposed transaction.

As at June 30, 2002 the Company had received an aggregate $288,050 in partial repayment of this loan. The remaining balance of $86,950 owed to the Company has been written-down to a nominal value of $1. The Company is pursuing legal action in connection with the collection of this loan.

4. SHARE CAPITAL

Authorized
100,000,000 common shares with no par value

Issued	Shares	Amount
Balance, June 30, 2000 and 2001	7,333,344	$ 2,409,969
Issued for cash		
Exercise of warrants	1,000,000	110,000
Cancellation of escrowed shares (Note 4(b))	(304,412)	(100,039)
	8,028,932	2,419,930
Consolidation 1:3	(5,352,621)	-
Balance, June 30, 2002	2,676,311	$ 2,419,930

a) **Share purchase warrants**

As at June 30, 2001 the Company had share purchase warrants outstanding entitling the holders to acquire up to 1,000,000 common shares at $0.20 per share on or before June 7, 2002. During fiscal 2002, the exercise price of the warrants was reduced to $0.11 per share. All of the warrants were exercised on June 7, 2002.

b) **Escrowed shares**

Of the shares issued as at June 30, 2001, a total of 304,412 common shares were subject to escrow restrictions; release of the shares were subject to the approval of regulatory authorities. Pursuant to the terms of the escrow agreements, the shares expired during fiscal 2002 and were accordingly cancelled. The assigned value of the cancelled shares in the amount of $100,039 has been credited to contributed surplus.

5. RELATED PARTY TRANSACTIONS

Management fees totalling $7,250 (2001 - $15,000) and rent and telephone charges totalling $900 (2001- $6,000) were paid to a company controlled by the former president of the Company. Management fees totalling $2,750 (2001 - $6,000) were paid to two former directors.

6. INCOME TAXES

The Company has accumulated non-capital losses for Canadian income tax purposes of approximately $525,000. The losses may be carried forward to reduce taxable income in future years and, unless utilized, expire as follows:

2003	$	74,000
2004		36,000
2005		21,000
2006		45,000
2007		71,000
2008		222,000
2009		56,000
	$	525,000

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

		2002		2001
Future income tax assets				
Temporary differences in assets	$	109,926	$	73,842
Net tax losses carried forward		208,232		236,137
		318,158		309,979
Valuation allowance for future income tax assets		(318,158)		(309,979)
Net future income tax assets		-		-
Future income tax liabilities		-		-
Future income tax assets, net	$	-	$	-

7. COMMITMENTS AND CONTINGENCIES

a) The Company had entered into an agreement with a company controlled by the former president of the Company for the provision of management and administrative services in consideration of $2,500 per month. The agreement was terminated in February, 2002.

b) The Company was formerly engaged in mineral exploration and has a potential liability for site restoration costs. Management is of the opinion that no liability exists and that a $2,500 term deposit lodged as a reclamation bond adequately covers any potential liability.

8. SEGMENTED INFORMATION

The Company has one operating segment, business development. All of the Company's assets are located in Canada.

9. SUBSEQUENT EVENTS

Pursuant to a letter agreement dated July 30, 2002 the Company proposes to acquire certain mineral assets and related rights held by Aurora Platinum Corp. ("Aurora") in consideration of issuing to Aurora an aggregate 13,000,000 common shares and 550,000 share purchase warrants. Each warrant will allow Aurora to acquire one additional common share of the Company at a price of $0.24 per share within two years from the date of closing of the proposed acquisition. The proposed acquisition will constitute a change of control of the Company and will be treated as an RTO of the Company under the policies of the Exchange. The securities to be issued to Aurora will be subject to escrow restrictions in accordance with the policies of the Exchange.

The mineral assets to be acquired are comprised of a 100% interest in 62 mineral claims located in northern Ontario and certain proprietary geophysical, geological and structural information. The Company will have exploration and development rights in the claims for all metals and minerals except kimberlites/diamonds, subject to certain back-in rights to purchase any nickel, copper and platinum group metals and to acquire a 50% interest in the claims and a 1.5% net smelter returns royalty held by a third party, to a maximum royalty of $2.5 million per mine developed.

In connection with the RTO, the Company proposes to implement a new stock option plan for its employees, directors and consultants. The Company may also change its name upon completion of the RTO.

Concurrent with the proposed acquisition, the Company proposes to complete a private placement to raise up to $1 million through the sale of up to 5,555,556 units at a price of $0.18 per unit. Each unit will consist of one common share and one half warrant, with each full warrant entitling the holder to acquire one additional common share at $0.36 per share for 12 months from the closing of the private placement.

Upon completion of the proposed acquisition and private placement, Aurora will have the right to participate in all future equity financings to at least the extent required to allow Aurora to maintain its pro rata equity interest in the Company, subject to regulatory approval. This right will terminate should Aurora own less than 20% of the Company's issued and outstanding equity capital.

Completion of the proposed acquisition and related transactions are subject to a number of conditions including, but not limited to, Exchange acceptance, the approval of the Company's shareholders, due diligence examinations by both parties and the completion of the private placement. The Company intends to schedule a meeting of its shareholders as soon as practicable to consider the proposed transactions.

Schedule "C"

LAKE SHORE GOLD CORP.

PRO FORMA

FINANCIAL STATEMENTS

Deloitte.

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: (604) 640-3106
Fax: (604) 899-8414
www.deloitte.ca

Compilation Report

To the Directors of
Lake Shore Gold Corp.

We have read the accompanying unaudited pro forma consolidated balance sheet of Lake Shore Gold Corp. ("Lake Shore") as at September 30, 2004 and the unaudited statements of loss for the nine months ended September 30, 2004 and for the year ended December 31, 2003 and have performed the following procedures:

1. Compared the figures in the columns captioned "Lake Shore Gold Corp." to the unaudited financial statements of Lake Shore for the nine months ended September 30, 2004 and to the audited financial statements for the year ended December 31, 2003 and found them to be in agreement.
2. Compared the figures in the columns captioned "Holmer Gold Mines Limited" ("Holmer") to the unaudited financial statements of Holmer for the nine months ended September 30, 2004 and to the audited financial statements for the year ended December 31, 2003, and found them to be in agreement.
3. Made enquiries of certain officials of the Corporation who have responsibility for financial and accounting matters about:
   a) the basis for determination of the pro forma adjustments; and
   b) whether the pro forma financial statements comply as to form in all material respects with the applicable securities acts and the related regulations.

   The officials:
   a) described to us the basis for determination of the pro forma adjustments; and
   b) stated that the pro forma statements comply as to form in all material respects with the written requirements of the applicable securities acts and the related regulations.
4. Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Lake Shore Gold Corp." and "Holmer Gold Mines Limited" as at September 30, 2004, and found the amounts in the column captioned "Unaudited Pro Forma consolidated" to be arithmetically correct.

A pro forma financial statement is based on management's assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.



Chartered Accountants
Vancouver, Canada
November 30, 2004

Lake Shore Gold Corp.

Pro Forma Consolidated Balance Sheet
(Unaudited)

as at September 30, 2004

		Lake Shore Gold Corp.		Holmer Gold Mines Limited		Adjustments (Note 4)		Unaudited Pro forma
Assets								
Current								
Cash and cash equivalents	$	2,045,799	$	1,975,079			$	4,020,878
Exploration advances and other receivables		612,568		47,366		-		659,934
		2,658,367		2,022,445				4,680,812
Investments		300,000		175,000	a	(415,000)		60,000
Resource properties		7,615,801		11,024,467	b	24,527,994		52,478,779
					c	9,310,517		
	$	10,574,168	$	13,221,912	$	33,423,511	$	57,219,591
Liabilities								
Current								
Accounts payable and accrued charges	$	194,987	$	118,791	b	180,000	$	493,778
Due to affiliated company		29,842				-		29,842
		224,829		118,791		180,000		523,620
Long Term								
Future income tax		405,000		-	c	9,310,517		9,715,517
Future income tax				-				
		629,829		118,791		9,490,517		10,239,137
Shareholders' Equity								
Share capital		13,907,240		21,344,463	b	(21,344,463)		50,943,355
					b	37,451,115		
					a	(415,000)		
					b			
Contributed surplus		1,292,715		279,297	b	(279,297)		1,292,715
Deficit		(5,255,616)		(8,520,639)	b	8,520,639		(5,255,616)
		9,944,339		13,103,121		23,932,994		46,980,454
	$	10,574,168	$	13,221,912	$	33,423,511	$	57,219,591

See accompanying notes to pro forma consolidated financial statements

Lake Shore Gold Corp.
Pro Forma Consolidated Statement of Loss
(Unaudited)

For the nine month period ended September 30, 2004

	Lake Shore Gold Corp.	Holmer Gold Mines Limited	Adjustments (Note 4)	Unaudited Pro forma
Expenses				
Consulting and management fees	$ 168,946	$ 71,963	$ -	$ 240,909
General exploration	66,304		-	66,304
Interest expense	-	245	-	245
Shareholder information	84,781	60,435	-	145,216
Legal and accounting	40,616	-	-	40,616
Office expense	37,083	39,203	-	76,286
Resource property costs written off	503,357	-	-	503,357
Travel	26,519	14,535	-	41,054
Loss before undernoted item	(927,606)	(186,381)	-	(1,113,987)
Interest and other income	41,122	31,804	-	72,926
Stock-based compensation	(40,500)	-	-	(40,500)
Net loss for the period	$ (926,984)	$ (154,577)	$ -	$ (1,081,561)
Loss per share	$ (0.03)	$ -		$ (0.02)
Weighted average number of shares outstanding	34,554,991	48,823,550		66,814,332

See accompanying notes to pro forma consolidated financial statements

Lake Shore Gold Corp.
Pro Forma Consolidated Statement of Loss (Unaudited)

For the year ended December 31, 2003

	Lake Shore Gold Corp.	Holmer Gold Mines Limited	Adjustments (Note 4)	Unaudited Pro forma
Expenses				
Consulting and management fees	$ 182,231	$ 133,966	$ -	$ 316,197
General exploration	24,189		-	24,189
Interest expense	-		-	-
Shareholder information	87,737	65,564	-	153,301
Legal and accounting	38,272		-	38,272
Office expense	61,802	45,928	-	107,730
Resource property costs written off	-		-	-
Travel	-		-	-
Loss before undernoted item	(394,231)	(245,458)	-	(639,689)
Interest and other income	57,462	5,049	-	62,511
Stock based compensation	(732,300)			(732,300)
Loss before provision for income taxes	(1,069,069)	(240,409)	-	(1,309,478)
Future income taxes	-	101,000		101,000
	-		-	-
Net loss for the period	$ (1,069,069)	$ (139,409)	$ -	$ (1,208,478)
Loss per share	$ (0.04)	$ -		$ (0.02)
Weighted average number of shares outstanding	24,693,344	48,823,550		56,952,685

See accompanying notes to pro forma consolidated financial statements

Lake Shore Gold Corp.
Notes to the Unaudited Pro Forma Consolidated Financial Statements
September 30, 2004

1. Basis of Presentation

The accompanying unaudited pro forma consolidated financial statements have been prepared by management to give effect to the proposed acquisition (the "Acquisition") by Lake Shore Gold Corp. ("Lake Shore") of all of the common shares of Holmer Gold Mines Ltd. ("Holmer").

The pro forma consolidated financial statements have been prepared from the following:

(a) the unaudited interim financial statements of Lake Shore and Holmer as at and for the nine months ended September 30, 2004.

(b) the audited financial statements of Lake Shore for the year ended December 31, 2003.

(c) the audited financial statements of Holmer for the year ended December 31, 2003.

The September 30, 2004 pro forma balance sheet has been prepared as if the Arrangement described in Note 2 had occurred on September 30, 2004. The pro forma consolidated statements of loss for the year ended December 31, 2003 and the nine months ended September 30, 2004 have been prepared as if the Arrangement had occurred on January 1, 2004.

It is management's opinion that these pro forma statements include all adjustments necessary for the fair presentation, in all material respects, of the Acquisition described in Note 2 in accordance with Canadian generally accepted accounting principles applied on a basis consistent with Lake Shore's accounting policies.

The pro forma consolidated financial statements should be read in conjunction with the foregoing financial statements and notes thereto.

The pro forma consolidated financial statement are not necessarily indicative of the results of operations that would have been attained had the Acquisition been affected on the dates indicated and does not purport to be indicative of the effects that may be expected to occur in the future.

2. The Acquisition

The Arrangement

The Acquisition will involve an arrangement ("Arrangement") by plan of arrangement of Holmer with a wholly-owned subsidiary of Lake Shore and will constitute an acquisition by Lake Shore. Lake Shore shareholders will own more than 50% of the outstanding shares upon completion of the Acquisition.

In accordance with the terms of the Arrangement Agreement dated October 19, 2004, Lake Shore will acquire all of the outstanding Holmer common shares based on an exchange ratio of one Lake Shore common share for each 1.5 Holmer common shares held. Lake Shore will also issue replacement stock options and share purchase warrants in exchange for those Holmer securities currently outstanding.

The Allocation of Purchase Price

The allocation of the purchase price will be based on the fair value of the net assets of Holmer at the date of acquisition and is summarized as follows:

Net assets acquired at fair value:

Current assets	$ 2,022,445
Investment	175,000
Resource properties	44,862,978
	47,060,423
Current liabilities	(298,791)
Future income tax	(9,310,517)
Purchase consideration	**$37,451,115**

Purchase consideration consists of:

Common shares (32,259,341)	$34,517,495
Options (2,467,778)	1,425,922
Warrants (3,073,039)	1,507,698
Total	**$37,451,115**

The allocation is preliminary in nature and will be amended for events and information that comes to light between the date of preparing the pro forma financial statements and the closing of the Acquisition.

The value of the common shares to be issued by Lake Shore was estimated based on the five day average value of Lake Shore's common shares around the date the terms of the transaction were agreed and announced and based on the valuation of Holmer's 8,311,226 warrants and options outstanding with exercise prices ranging from $0.20 to $0.50. The value of these warrants was calculated using the Black-Scholes option pricing model.

The purchase consideration of $37,451,115 exceeds the carrying value of the net assets acquired by $24,347,994, which has been applied to increase the carrying value of resource properties. The resulting estimated future income tax liability of $9,209,517 has also been applied to increase the carrying value of resource properties.

3. Pro Forma Assumptions

The pro forma consolidated financial statements incorporate the following pro forma assumptions:

(a) Court approval of the Arrangement as well as approval by Holmer and Lake Shore shareholders.

(b) Completion of the Plan of Arrangement, principally the issuance of Lake Shore shares to shareholders of Holmer based upon the share exchange ratio.

(c) Holmer amalgamates with a wholly owned subsidiary of Lake Shore and ceases to be a publicly traded company.

4. Pro Forma Adjustments

The pro forma consolidated financial statements give effect to the following transactions:

(a) Elimination of intercompany investments

(b) The acquisition of Holmer, at fair value based on Lake Shore securities being issued to Holmer shareholders on a 1.5 to 1 basis, as well and the related elimination of the share capital and deficit of Holmer.

(c) Future income tax as a result of the difference between the book and tax values of Holmer's resource properties after completion of the transaction.

(d) No provision has been made in the pro forma balance sheet for expenses of the Acquisition.

SCHEDULE "D"

Plan of Arrangement

ARTICLE ONE
Interpretation

Definitions

1.01 In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith:

(a) "**Act**" means the *Business Corporations Act*, R.S.B.C. 2004, c. 57, as amended;

(b) "**Agreement**" means the Arrangement Agreement dated for reference November 5, 2004, made between Lake Shore, Holmer and Lake Shore Sub including the exhibits thereto as the same may be supplemented or amended from time to time;

(c) "**Amalco**" means the amalgamated company resulting from the amalgamation of Holmer and Lake Shore Sub pursuant to the Arrangement;

(d) "**Arrangement**" means an arrangement under the provisions of Section 288 of the Act, on the terms and conditions set forth in this Plan of Arrangement;

(e) "**Court**" means the Supreme Court of British Columbia;

(f) "**Effective Date**" means the date upon which the Final Order is accepted for filing by the Registrar under the Act giving effect to the Arrangement;

(g) "**Final Order**" means the final order of the Court approving the Arrangement;

(h) "**Interim Order**" means the order of the Court pursuant to the application therefore contemplated by Section 3.04 of the Agreement;

(i) "**Lake Shore Sub**" means LSG Holdings Corp., a company incorporated under the laws of British Columbia;

(j) "**Plan of Arrangement**" means this plan of arrangement and any amendment or variation thereto made in accordance with Article Six hereof;

(k) "**Registrar**" means "**registrar**" as defined in the Act; and

(l) "**shareholder**" or "**holder of shares**" means "**shareholder**" as defined in the Act;

(m) "**Holmer**" means Holmer Gold Mines Limited, a company incorporated under the laws of the Province of Ontario which company will be continued to British Columbia on or before the Effective Date;

(n) "**Holmer Meeting**" means the special meeting of holders of Holmer Shares to be held to consider and, if thought fit, to approve the Arrangement, among other things;

(o) "**Holmer Shares**" means the common shares without par value of Holmer;

(p) "**Lake Shore**" means Lake Shore Gold Corp., a company existing under the laws of the Province of British Columbia; and

(q) "**Lake Shore Shares**" means the common shares without par value of Lake Shore.

Headings

1.02 The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof" and "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular Article or Section hereof and include any agreement or instrument supplemental therewith, references herein to Articles and Sections are to Articles and Sections of this Plan of Arrangement.

Number

1.03 In this Plan of Arrangement, unless something in the context is inconsistent therewith, words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa, words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa and words importing shareholders shall include members.

ARTICLE TWO
Arrangement Agreement

Arrangement Agreement

2.01 This Plan of Arrangement is made pursuant and subject to the provisions of the Agreement.

ARTICLE THREE
The Arrangement

Amalgamation

3.01 Lake Shore Sub and Holmer shall amalgamate to form Amalco pursuant to the provisions of the Act and continue as one company in the manner set out herein and with the effects set out in Section 297 of the Act. Each of Lake Shore Sub and Holmer shall contribute to Amalco all of its assets subject to all of the liabilities and Amalco so assumes all such liabilities. Following the issuance of the Final Order by the Court and upon completion of the amalgamation, Lake Shore shall be issued and receive shares of Amalco in consideration for its one share of Lake Shore Sub and persons who are Holmer shareholders shall be issued and receive Lake Shore Shares in exchange for their Holmer Shares in accordance with Section 3.09 of this Plan of Arrangement.

3.02 The name of Amalco shall be "LSG Holdings Corp".

3.03 The registered and records office of Amalco shall be located at Suite 1650 - 701 West Georgia Street, Vancouver, BC V7Y 1C6.

3.04 The head office of Amalco shall be located at Suite 1650 - 701 West Georgia Street, Vancouver, BC V7Y 1C6.

3.05 Amalco shall be authorized to issue an unlimited number of common shares without par value.

3.06 The notice of articles of Amalco shall be as set out in Appendix "I" attached hereto.

3.07 The articles of Amalco shall be as set out in Appendix "II" attached hereto.

3.08 The first annual general meeting of Amalco will be held in the month of June 2005.

3.09 The issued Holmer Shares shall be cancelled without any repayment of capital in respect thereof and holders of the Holmer Shares (other than holders exercising dissent rights and Lake Shore) will receive one (1) Lake Shore Share in exchange for every 1.5 Holmer Shares.

3.10 The outstanding options which have vested on or before the Effective Date (or, if not so vested, are held by directors, officers and employees of Holmer who will be appointed directors and officers or will be employed by Lake Shore following the Effective Date), warrants and other convertible securities of Holmer (other than warrants held by Lake Shore) will be converted to options, warrants and other convertible securities of Lake Shore upon the same exchange ratio and with corresponding changes in exercise price (that is, the number of shares of Lake Shore issuable upon exercise will be calculated by dividing the number of Holmer shares issuable upon exercise by 1.5 at exercise prices calculated by multiplying the exercise prices under such Holmer securities by 1.5).

3.11 The first directors of Amalco shall be the following persons:

Name	Address	Occupation
Daniel G. Innes	Suite 1650 - 701 West Georgia Street, Vancouver, BC V7Y 1C6	Mining Executive
Thomas Beattie	Suite 1650 - 701 West Georgia Street, Vancouver, BC V7Y 1C6	Mining Executive
John Paterson	Suite 1650 - 701 West Georgia Street, Vancouver, BC V7Y 1C6	Mining Executive

3.12 The first officers of Amalco shall be the following persons:

President: Daniel G. Innes Secretary: Susy Horna

ARTICLE FOUR
Rights of Dissent

Rights of Dissent

4.01 The holders of Holmer Shares may exercise rights of dissent conferred by the Interim Order in the manner set out in Section 242 of the Act, as modified by the Interim Order with respect to the Arrangement, provided that the notice of dissent is received by 5:00 p.m. (Vancouver time) on December 23, 2004. Without limiting the generality of the foregoing, holders who duly exercise such rights of dissent and who are:

(a) ultimately paid fair value for their Holmer Shares shall be deemed to have had their Holmer Shares cancelled on the Effective Date; or

(b) ultimately are not entitled to be paid their fair value for any reason for their Holmer Shares shall be deemed to have participated in the Arrangement on the same basis as non-dissenting holders of Holmer Shares and shall receive Lake Shore Shares on the basis determined in accordance with Section 3.09 of this Plan of Arrangement.

ARTICLE FIVE
Certificates and Documentation

Entitlement to Lake Shore Share Certificates

5.01 After the Effective Date, the former shareholders of Holmer shall be entitled to receive certificates representing Lake Shore Shares on the basis set forth in Section 3.09 by complying with the requirements set forth in Section 5.05.

Fractional Shares

5.02 No fractional shares will be issued by Lake Shore, and no cash will be paid in lieu thereof. Any fractions resulting will be rounded to the nearest whole number, with fractions of one-half or more being rounded to the next whole number.

Entitlement to Options, Warrants and other Convertible Securities of Lake Shore

5.03 After the Effective Date, the holders of outstanding options which have vested on or before the Effective Date (or, if not so vested, are held by directors, officers and employees of Holmer who will be appointed directors and officers or will be employed by Lake Shore following the Effective Date), warrants and other convertible securities of Holmer shall be entitled to receive documentation evidencing options, warrants and other convertible securities of Lake Shore on the same exchange ratio and with corresponding changes to the exercise prices based on the share exchange ratio set out in Section 3.09.

Letter of Transmittal

5.04 As soon as practicable after the Effective Date, Computershare Trust Company of Canada (the "**Depositary**"), at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 on behalf of Lake Shore, in accordance with the terms of this Arrangement, shall forward a letter of transmittal and instructions to each holder of Holmer Shares to which Section 3.09 applies, at the address of each shareholder as it appeared in the register of Holmer, instructions for obtaining delivery of certificates representing Lake Shore Shares.

Procedure for Exchange of Certificates

5.05 A former shareholder of Holmer must deliver, within six (6) years of the Effective Date, the following documents in order to receive certificate(s) for Lake Shore Shares issued to such shareholder under this Plan of Arrangement:

(a) the certificate in the form representing such holder's Holmer Shares to the Depositary or as the Depositary may otherwise direct in accordance with instructions contained in the said letter of transmittal;

(b) the duly completed letter of transmittal; and

(c) such other documents as the Depositary may reasonably require.

5.06 Certificates shall be registered in the name or names and will be delivered by first class postage paid or in the case of postal disruption, by such other means as the Depositary deems prudent to such address or addresses as such holder may direct in the letter of transmittal as soon as practical after the receipt by the Depositary of the documents required under 5.05 of this Plan of Arrangement.

Termination of Rights

5.07 Any certificates formerly representing Holmer Shares that are not deposited with all other documents as provided in Section 5.05 on or before the sixth anniversary of the Effective Date shall cease to represent any right or claim of any kind or nature and the right of the former holder of such Holmer Shares to receive certificates representing Lake Shore Shares and the Lake Shore Shares issued to such former Holmer shareholder shall be deemed to be surrendered to Lake Shore together with all dividends or distributions thereon held for such holder.

Distribution

5.08 All dividends paid or distributions made in respect of the Lake Shore Shares for which a certificate formerly representing Holmer Shares has not been deposited with all other documents as provided in Section 5.05 hereof, shall be paid and delivered to the Depositary to be held subject to Section 5.07 in trust for such holder, for delivery to the holder net of all withholding and other taxes, upon delivery of the certificate in accordance with Section 5.05.

ARTICLE SIX
Amendment

Plan of Arrangement Amendment

6.01 The parties reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time, provided that any such amendment, modification or supplement must be contained in a written document which is filed with the Court and, if made following the Holmer Meeting, approved by the Court and communicated to the shareholders of Holmer in the manner required by the Court (if applicable).

6.02 Any amendment, modification or supplement to this Plan of Arrangement, if agreed to by all of the parties may be made at any time prior to or at the Holmer Meeting with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Holmer Meeting shall become part of this Plan of Arrangement for all purposes.

6.03 Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Holmer Meeting shall be effective only if it consented to by each of the parties.

****

NOTICE TO READER: The proposed Notice of Articles and Articles are not attached as Appendices to this Plan of Arrangement but are available for viewing at the offices of Holmer and Lake Shore in the same manner as Material Contracts. See "Material Contracts" in the Information Circular for contact information for the Companies.

SCHEDULE "E"


SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY
SEAL
VANCOUVER
REGISTRY

L042944
No. ____________
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, C.57, S.288

AND

IN THE MATTER OF AN ARRANGEMENT BETWEEN
HOLMER GOLD MINES LIMITED AND
LSG HOLDINGS CORP.

ORDER

BEFORE	)	TUESDAY, THE 30th DAY OF
	)	
MASTER GROVES	)	NOVEMBER, 2004

THIS PETITION coming on for hearing without notice at Vancouver, British Columbia, on this day; AND ON HEARING Alastair Wade, counsel for the petitioners, AND UPON READING the Petition and the affidavits of Dr. K. Sethu Raman sworn November 29, 2004 and Daniel G. Innes sworn November 29, 2004;

THIS COURT ORDERS that:

1. Holmer Gold Mines Limited be at liberty to convene a General Meeting of its shareholders to be held at 10:00 am (Toronto time) on Wednesday, December 29, 2004 at the Howard Johnson Hotel, 22 Metropolitan Road (Highway 401 at Warden Ave.) Scarborough, Ontario for the purpose of considering and, if deemed advisable, passing a resolution approving (with or without modification) a Plan of Arrangement which is proposed to be made between Holmer Gold Mines Limited, LSG Holdings Corp. and their respective shareholders and which is substantially in the form of Schedule D to Exhibit A of the affidavit of Dr. K. Sethu Raman sworn November 29, 2004;

2. At least four business days before the twenty-first day before the day appointed for the General Meeting, the Information Circular, a Notice of General Meeting, a Form of Proxy, and a Notice of Application for Final Order, substantially in the form of Exhibits A, B, C and D to the affidavit of Dr. K. Sethu Raman (with such amendments as counsel for the Petitioners may advise are necessary or desirable and not inconsistent with the terms of this order), be delivered to the shareholders of Holmer Gold Mines Limited:

    (a) by prepaid ordinary mail addressed to the shareholders as recorded in its register of shareholders at the close of business on November 15, 2004, and

    (b) under applicable securities legislation and policies, by prepaid ordinary mail to the beneficial owners of the shares registered in the name of intermediaries;

3. The documents mailed pursuant to paragraph 2 shall be deemed to have been received two days after mailing, and this mailing shall be good and sufficient notice of the General Meeting and of the Petition, and the Petitioners shall not be required to serve copies of this Petition or any affidavit filed in support except upon request as specified in the Notice of Application for Final Order;

4. The accidental omission to give notice of the General Meeting to or the non-receipt of such notice by one or more of the persons specified in paragraph 2 shall not invalidate any resolution passed or proceedings taken at the General Meeting;

5. The General Meeting shall otherwise be called, held and conducted in accordance with the provisions of this order, the articles of Holmer Gold Mines Limited, and the *Business Corporations Act* (British Columbia);

6. The General Meeting may be adjourned for any reason upon approval of the Chair of the General Meeting, and if the General Meeting is adjourned, notice of the adjournment need be given only to those shareholders who have requested a copy of the Petition or other documents as specified in the Notice of Application for Final Order and the General Meeting shall be reconvened at a place and time to be designated by the Chair of the General Meeting but not later than December 31, 2004;

7. The shareholders of Holmer Gold Mines Limited shall be granted the rights of dissent to the arrangement as provided in Sections 237 to 247 of the *Business Corporations Act*, S.B.C. 2002, c. 57, such right to be exercisable at any time prior to 5 p.m. on December 23, 2004;

8. The shareholder of LSG Holdings Corp. be authorized to approve the arrangement by a written resolution and this written resolution shall be deemed to be a meeting convened in accordance with an order of the court under section 291(2)(b) of the *Business Corporations Act*, S.B.C. 2002, c. 57;

9. If the Plan of Arrangement is approved and agreed to by the shareholders of Holmer Gold Mines Limited at the General Meeting and by the shareholder of LSG Holdings Corp. by a written resolution, the petitioners shall apply on December 30, 2004 or on such later date as this court may direct for the approval of the Plan of Arrangement by this Court and for a determination that the terms and conditions of the exchange of securities contemplated in connection with the Plan of Arrangement are fair to the shareholders of the Petitioners (the "**Application for Final Order**");

10. Any shareholder of the Petitioners may be heard at the Application for Final Order if that shareholder gives notice of its intention to do so as set out in the Notice of Application for Final Order; and

11. The Petitioners are at liberty to file further affidavits.

APPROVED AS TO FORM:

Counsel for the Petitioners

By the Court

DEPUTY DISTRICT REGISTRAR

Certified a true copy according to the records of the Supreme Court at Vancouver, B.C.

This 30 day of Nov 2004

Authorized Signing Officer

ENTERED

NOV 3 0 2004

VANCOUVER REGISTRY

VOL 31259 FOL 29

SCHEDULE "F"

No. ____________
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, C.57, S.288

AND

IN THE MATTER OF AN ARRANGEMENT BETWEEN
HOLMER GOLD MINES LIMITED AND
LSG HOLDINGS CORP.

NOTICE OF APPLICATION FOR FINAL ORDER

TO: THE SHAREHOLDERS OF HOLMER GOLD MINES LIMITED

NOTICE IS HEREBY GIVEN THAT:

1. A Petition has been filed by Holmer Gold Mines Limited and LSG Holdings Corp. in the Supreme Court of British Columbia for approval of an arrangement contained in an Arrangement Agreement dated for reference November 3, 2004, pursuant to section 288 of the *Business Corporations Act*, S.B.C. 2002, c.57;

2. By an order of the Supreme Court of British Columbia dated November 30, 2004, the court has given directions as to the calling of a General Meeting of the shareholders of Holmer Gold Mines Limited for the purpose of considering and voting upon the arrangement and as to the approval of the arrangement by the shareholder of LSG Holdings Corp. by written resolution;

3. Pursuant to that order, the Petition will be heard before a judge of the Supreme Court of British Columbia at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, on December 30, 2004, at 10:00 a.m.

IF YOU WISH TO BE HEARD AT THE HEARING OF THE PETITION OR WISH TO BE NOTIFIED of any further proceedings, YOU MUST GIVE NOTICE of your intention by filing a form entitled "Appearance" in the above registry of the court and YOU MUST ALSO DELIVER a copy of the "Appearance" to the Petitioners' address for delivery, which is set out below. The "Appearance" must be filed with the registry of the court and delivered to the Petitioners' address for delivery at least seven days prior to the hearing, or at a later date with leave of the court.

YOU OR YOUR SOLICITOR may file the "Appearance". You may obtain a form of "Appearance" at the registry.

IF YOU FAIL to file the "Appearance" within the proper Time for Appearance, the Petitioners may continue this application without further notice.

(1)	The address of the registry is: Law Courts 800 Smithe Street Vancouver, British Columbia
(2)	The address for delivery of the Petitioners' solicitor is: Gourlay Spencer Wade Barristers and Solicitors c/o Alastair Wade Suite 300 - 744 West Hastings Street Vancouver, British Columbia V6C 1A5

A copy of the Petition and other documents in the proceedings will be provided to any shareholder of the Petitioners upon request in writing addressed to the solicitor for the Petitioners at their address for delivery.

December ____, 2004
Dated

Solicitor for the Petitioners

SCHEDULE "G"

ONTARIO DISSENT RIGHTS

Section 185 of the *Business Corporations Act* (Ontario)

"**185. (1) Rights of dissen ting shareholders** — Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a) amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b) amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c) amalgamate with another corporation under sections 175 and 176;

(d) be continued under the laws of another jurisdiction under section 181; or

(e) sell, lease or exchange all or substantially all its property under subsection 184(3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.

(2) **Idem** — If a corporation resolves to amend its articles in a manner referred to in subsection 170(1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a) clause 170(l)(a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b) subsection 170(5) or (6).

(3) **Exception** — A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b) deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

(4) **Shareholder's right to be paid fair value** — In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

(5) **No partial dissent** — A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(6) **Objection** — A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent.

(7) **Idem** — The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

(8) **Notice of adoption of resolution** — The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

(9) **Idem** — A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

(10) **Demand for payment of fair value** — A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a) the shareholder's name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

(11) **Certificates to be sent in** — Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(12) **Idem** — A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

(13) **Endorsement on certificate** — A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

(14) **Rights of dissenting shareholder** — On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b) the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c) the directors revoke a resolution to amend the articles under subsection 168(3), terminate an amalgamation agreement under subsection 176(5) or an application for continuance under subsection 181(5), or abandon a sale, lease or exchange under subsection 184(8),

in which case the dissenting shareholders rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

(15) **Offer to pay** — A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a) a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(16) **Idem** — Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

(17) **Idem** — Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(18) **Application to court to fix fair value** — Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

(19) **Idem** — If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

(20) **Idem** — A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

(21) **Costs** — If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

(22) **Notice to shareholders** — Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a) has sent to the corporation the notice referred to in subsection (10); and

(b) has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

(23) **Parties joined** — All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

(24) **Idem** — Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

(25) **Appraisers** — The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(26) **Final order** — The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each di ssenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22)(a) and (b).

(27) **Interest** — The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(28) **Where corporation unable to pay** — Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that is unable lawfully to pay dissenting shareholders for their shares.

(29) **Idem** — Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a) withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(30) **Idem** — A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

(31) **Court order** — Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

(32) **Commission may appear** — The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

1994, c. 27, s. 71(24)"

SCHEDULE "G"

DISSENT PROVISIONS

SECTIONS 237 TO 247 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Definitions and application

237 (1) In this Division:

"**dissenter**" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

"**notice shares**" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

"**payout value**" means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and
(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and
(c) dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and
(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i) the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and
(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and
(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and
(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and
(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not consented to, or voted in favour of, the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,
(b) a statement advising of the right to send a notice of dissent, and
(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and
(b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,
(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or
(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of
  (i) the date on which the shareholder learns that the resolution was passed, and
  (ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or
(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or
(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

  (i) the names of the registered owners of those other shares,
  (ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and
  (iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

  (i) the name and address of the beneficial owner, and
  (ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

  (i) the date on which the company forms the intention to proceed, and
  (ii) the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,
(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and
(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,
(b) the certificates, if any, representing the notice shares, and
(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and
(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

  (i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and
(iii) that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and
(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or
(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,
(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and
(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or
(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or
(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as

the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or
(b) the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;
(b) the resolution in respect of which the notice of dissent was sent does not pass;
(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;
(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;
(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;
(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;
(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;
(h) the notice of dissent is withdrawn with the written consent of the company;
(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,
(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and
(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

SCHEDULE "H"

SPECIAL RESOLUTION OF SHAREHOLDERS OF HOLMER APPROVING CONTINUANCE

IT IS RESOLVED, as a Special Resolution, that:

1. Holmer be authorized to undertake and complete the Continuance (as more particularly described in the Information Circular relating to the Holmer Meeting) from Ontario to the Province of British Columbia, pursuant to Section 181(3) of the Business Corporations Act (Ontario) and Section 302 of the Business Corporations Act (British Columbia)and any one director or officer of Holmer be authorized to determine the form of documents required in respect thereof, including any supplements or amendments thereto;

2. effective on the date of such Continuance into British Columbia, Holmer adopt the Notice of Articles and articles substantially in the form presented at the Holmer Meeting in substitution for the existing articles and bylaws of Holmer;

3. the board of directors of Holmer, without further notice to or approval of the shareholders of Holmer, may decide not to proceed with the Continuance or otherwise give effect to this Special Resolution, at any time prior to the Continuance becoming effective; and

4. any one or more of the directors and officers of Holmer be authorized and directed to perform all such acts, deeds and things and execute, under the seal of Holmer or otherwise, all such documents and other writings, including as may be required to give effect to the true intent of this resolution."

SPECIAL RESOLUTION OF SHAREHOLDERS OF HOLMER APPROVING ARRANGEMENT

IT IS RESOLVED as a Special Resolution that:

1. the Arrangement under Section 288 of the Business Corporations Act (British Columbia) set forth in the Plan of Arrangement attached as Schedule "D" to the Information Circular of Holmer Gold Mines Limited accompanying the notice of the Holmer Meeting is authorized and approved;

2. the board of directors of Holmer, without further notice to or approval of the shareholders of Holmer, may decide not to proceed with the Arrangement or otherwise give effect to this Special Resolution, at any time prior to the Arrangement becoming effective; and

3. any one or more of the directors and officers of Holmer be authorized and directed to perform all such acts, deeds and things and execute, under the seal of Holmer or otherwise, all such documents and other writings, including as may be required to give effect to the true intent of this resolution.

SCHEDULE "I"

LAKE SHORE ACQUISITION RESOLUTION

IT IS RESOLVED, as an Ordinary Resolution, that:

(a) the Acquisition (as more particularly described in the Information Circular relating to the Lake Shore Meeting) of all of the shares of Holmer Gold Mines Limited ("Holmer") pursuant to an Arrangement Agreement dated November 5, 2004 whereby Holmer, its securityholders and a wholly-owned subsidiary of Lake Shore ("Lake Shore Sub") will be arranged under Section 288 of the *Business Corporations Act* (British Columbia), Holmer and Lake Shore Sub will amalgamate to become a wholly-owned subsidiary of Lake Shore and Lake Shore will issue to the former shareholders of Holmer one (1) Lake Shore common share for each 1.5 Holmer common shares, is hereby approved; and

(b) the board of directors of Lake Shore, without further notice to or approval of the shareholders of Lake Shore, may decide not to proceed with the Acquisition or otherwise give effect to this Ordinary Resolution, at any time prior to the Acquisition becoming effective; and

(c) any one or more of the directors and officers of Lake Shore be authorized and directed to perform all such acts, deeds and things and execute, under the seal of Lake Shore or otherwise, all such documents and other writings, including as may be required to give effect to the true intent of this resolution.

LAKE SHORE STOCK OPTION AMENDMENT RESOLUTION

IT IS RESOLVED, as an Ordinary Resolution, that:

(a) the board of directors is hereby authorized, subject to regulatory approval, to amend the 2002 Plan (the amended plan to be referred to as the "2004 Plan") pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of Lake Shore and its subsidiaries to a maximum of 15% of the issued and outstanding common shares at the time of the grant, with a maximum of 10,071,270 common shares as more particularly described in the Information Circular relating to the Lake Shore Meeting;

(b) the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the Stock Option Plan Amendment; and

(c) any one or more of the directors and officers of Lake Shore be authorized and directed to perform all such acts, deeds and things and execute, under the seal of Lake Shore or otherwise, all such documents and other writings, including as may be required to give effect to the true intent of this resolution.